As filed with the Securities and Exchange Commission on November 1, 2021

Registration Nos.	333-____
811-05649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No. __                  [    ]

Post-Effective Amendment No. __                [    ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

Amendment No. 28                                          [X]

INTRAMERICA VARIABLE ANNUITY ACCOUNT

(Exact Name of Registrant)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

(Name of Depositor)

800 Westchester Avenue, Suite 641 North, Rye Brook, NY 10573

(Address of Depositor’s Principal Executive Offices) (Zip Code)

(203) 762-4400

(Depositor’s Telephone Number, including Area Code)

CT Corporation System

28 Liberty Street

Floor 42

New York, NY 10005

(212) 894-8940

(Name and Address of Agent for Service)

Copies of all communications to:

Karen Carpenter	Dodie C. Kent, Esq.
Assistant General Counsel	Partner
Wilton Reassurance Company	Eversheds Sutherland (US) LLP
4840 N. River Blvd.	1114 Avenue of the Americas, 40th Floor
Cedar Rapids, Iowa 52411	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in Intramerica Variable Annuity Account under the no-load flexible premium deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the no-load flexible premium deferred variable annuity contracts issued through the Registrant were previously registered on Form N-4 (File Nos. 033-54116; 811-05649). Upon effectiveness of the merger of Intramerica Life Insurance Company with and into Wilton Reassurance Life Company of New York (“WRNY”), WRNY became the obligor of the contracts and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

THE SCUDDER HORIZON PLAN

VARIABLE ANNUITY

No-Load Flexible Premium Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Intramerica Variable Annuity Account

Supplement dated November 1, 2021 to the Prospectus dated May 1, 2003

Administrative Office

Address: P.O. Box 660191, Dallas, TX 75266-0191

Phone Number: 800-833-0194 (9:00 A.M. and 5:00 P.M., Eastern Time)

This supplement updates certain information contained in the prospectus, dated May 1, 2003, for the Scudder Horizon Plan no-load flexible premium variable annuity contract (the “Contract”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Wilton Reassurance Life Company of New York (“WRNY”) is supplementing the prospectus dated May 1, 2003 for The Scudder Horizon Plan Variable Annuity (the “Contract”) to provide information regarding the merger (the “Merger”) of Intramerica Life Insurance Company (“Intramerica”), with and into WRNY and also updates certain other information since the prospectus was last updated. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Intramerica. On November 1, 2021 Intramerica merged into WRNY a subsidiary of WRAC (the “Merger”).

Before the Merger, Intramerica was the issuer of your Contract. After the Merger, Intramerica’s corporate existence ceased by operation of law, and WRNY assumed legal ownership of all of the assets of Intramerica, including Intramerica Variable Annuity Account (the “Variable Account”) that funds the Contract, and the assets of the Variable Account. As a result of the merger, WRNY became responsible for all liabilities and obligations of Intramerica, including those created under your Contract.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the insurance company that provides your Contract benefits from Intramerica to WRNY. The Merger did not affect your Contract’s values or result in any adverse tax consequences for any Contractowners. Contractowners will not be charged additional fees or expenses as a result of the Merger.

All references in the prospectus to Intramerica Life Insurance Company are changed to Wilton Reassurance Life Company of New York.

You will receive a Contract endorsement from WRNY that reflects the change from Intramerica to WRNY. Until we amend all forms we use that are related to the Contract, we may still reflect Intramerica in correspondence and disclosure to you.

The Contract is no longer available for new sales, but owners of outstanding Policies may continue to make additional purchase payments.

You can contact us about your Contract by writing to us at P.O. Box 660191, Dallas, TX 75266-0191 or calling us at 1-800-833-0194. You may obtain a copy of the Prospectus without charge by going to https://www.accessallstate.com.

Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

I.

References to Intramerica Life Insurance Company (including references to “Intramerica,” “we,” “us” and “our”) throughout the prospectus that are not otherwise addressed below are replaced with references to WRNY.

II.	Please note that there are currently 8 Subaccounts available for investment under the Contract, each investing in a different underlying Fund with its own investment objective, policies and risks.

III.

The following replaces the information related to total annual operating expenses of the Funds and the subsequent cost example on page 6 under “ANNUAL PORTFOLIO EXPENSES.” Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the total annual operating expenses of the Funds and to update the cost example.

The next table shows the minimum and maximum total operating expenses charged by the Funds, as of December 31, 2020, that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses) Expenses are shown as a percentage of Fund average daily net assets (before any waiver or reimbursement)	0.42%	1.10%

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs reflected in both examples below reflect the maximum Contractowner transaction expenses, the annual contract maintenance charge, Variable Account annual expenses and Fund operating expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum and minimum total annual Fund operating expenses of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund expenses	$185	$571	$983	$2,130
Minimum Fund expenses	$115	$358	$620	$1,369

If you do not surrender your Contract at the end of the applicable time period

	1 year	3 years	5 years	10 years
Maximum Fund expenses	$185	$571	$983	$2,130
Minimum Fund expenses	$115	$358	$620	$1,369

IV.	The following replaces the section titled “FINANCIAL STATEMENTS”

FINANCIAL STATEMENTS

The following financials statements are included in the supplement to the statement of additional information dated November 1, 2021:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Variable Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December  31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS , SEC file No. 811-05649, filed on April 21, 2021;

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Variable Account are presented in conformity with accounting principles generally accepted in the United States of America.

For a free copy of the SAI or the supplement to the SAI dated November 1, 2021, simply call or write us at the phone number or address of our Administrative Office: P.O. Box 660191, Dallas, TX 75266-0191. In addition, the SAI and supplement dated November 1, 2021 is available on the SEC’s website at www.sec.gov.

V.	The following replaces the section titled “INTRAMERICA AND THE SEPARATE ACCOUNT”:

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

WRNY is a stock life insurance company incorporated under the laws of the State of New York. On October 1, 2021, Intramerica became a wholly owned subsidiary of Wilton Reassurance Company (“Wilton”), a life insurance company incorporated under the laws of Minnesota. Subsequent to the acquisition, on November 1, 2021 Intramerica merged into and become a part of WRNY another wholly owned subsidiary of Wilton. WRNY is engaged in the administration of life insurance and annuity contracts and is licensed in all 50 states, the District of Columbia, and the U.S. Virgin Islands.

WRNY’s home office is located at 800 Westchester Avenue, Suite 641 North, Rye Brook, New York.

For information or service concerning a Contract, you may contact us in writing at our Administrative Office located at P.O. Box 660191, Dallas, TX 75266-0191. You may also call us at 1-800-833-0194 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax us at 1-877-525-2689.

You should send any purchase payments, notices, elections or requests (including requests for Fund prospectuses), as well as any other documentation that we require for any purpose in connection with your Contract, to our Administrative Office. No payment, notice, election, request or documentation will be treated as having been “received” by us until we have actually received it, as well as any related forms and items that we require, all in complete and Good Order (i.e., in form and substance acceptable to us) at our Administrative Office. To meet our requirements for processing transactions, we may require that you use our forms. We will notify you and provide you with an address if we designate another office for receipt of information, payments and documents.

You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call. We may also require written confirmation of your request. We will not be liable for losses resulting from telephone requests that we believe are genuine. We reserve the right to revoke or limit your telephone transaction privileges at any time without revoking or limiting all owners’ telephone transaction privileges. Telephone privileges may be denied to market timers and frequent or disruptive traders. We cannot guarantee that telephone transactions will always be available. For example, there may be interruptions in service beyond our control.

INTRAMERICA VARIABLE ANNUITY ACCOUNT

First Charter Life Insurance Company (“First Charter”) established the Variable Account as a separate investment account under the laws of the State of New York on June 8, 1988. It became a separate investment account of Intramerica on November 1, 1992 when First Charter was merged into Intramerica. The name of the Variable Account was changed to “Intramerica Variable Annuity Account” at that time. Due to the merger of Intramerica into WRNY the Variable Account became a separate account of WRNY on November 1, 2021. The Variable Account receives and invests the payments under the Contracts.

Under New York law, the assets of the Variable Account are our property. Assets of the Variable Account attributable to the Contract generally are not chargeable with liabilities arising out of any other business we may conduct. However, assets of the Variable Account will be available to cover the liabilities of our General Account to the extent that Variable Account assets exceed its liabilities arising under the variable annuity contracts it supports. The obligations under the Contracts are obligations of WRNY.

The Variable Account is divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the funds of the Deutsche DWS Investments VIT Funds. Income, gains, and losses from the assets of each Sub-Account are credited to or charged against such Sub-Account without regard to income, gains or losses of any other Sub-Account or income, gains, or losses arising out of any other business we may conduct.

The Variable Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the 1940 Act and meets the definition of a “separate account” under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or Intramerica by the SEC.

THE FUNDS

The Funds are series of the Deutsche DWS Investments VIT Funds, an open-end management investment company registered with the SEC under the 1940 Act.

If the shares of any of the Funds are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Fund and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the 1940 Act. We also may add new Variable Sub-Accounts that invest in additional insurance only mutual funds. We will notify you in advance of any changes.

In addition to the Variable Account, the Fund’s shares are sold to variable life insurance and variable annuity separate accounts of other insurance companies, including an insurance company affiliated with us. Someday, it may be disadvantageous for variable annuity separate accounts of other life insurance companies, or for both variable life insurance separate accounts and variable annuity separate accounts, to invest simultaneously in the Fund. But, currently neither the Fund nor WRNY foresees any such disadvantages to either variable annuity owners or variable life insurance owners. The Fund’s management intends to monitor events in order to identify any material conflicts between or among variable annuity owners and variable life insurance owners and to determine what response, if any, they should take. In addition, if we believe that the Fund’s response to any of those events or conflicts insufficiently protects our Owners, then we will take appropriate action.

Each Sub-Account invests exclusively in the shares of a corresponding Fund. Each Fund represents, in effect, a separate mutual fund with its own distinct investment objectives and policies. The income or losses of one Fund have no effect on another Fund’s investment performance.

DWS Investment Management Americas, Inc. (the “Adviser”), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, manages daily investments and business affairs of the Fund, subject to the policies that the Fund’s Trustees established. See the Fund’s prospectus for information regarding the Adviser’s fees.

The following table includes the name and investment objective for each Fund. There is no guarantee that any Fund will achieve its stated objective. The Subaccount that invests in a particular Fund has a name similar to that Fund.

Fund	Investment Objective

DWS Bond VIP Class A	The fund seeks to maximize total return consistent with preservation of capital and prudent investment management.

DWS Capital Growth VIP Class A	The fund seeks to provide long-term growth of capital.

DWS Core Equity VIP Class A	The fund seeks long-term growth of capital, current income and growth of income.

DWS CROCI® International VIP Class A	The fund seeks long-term growth of capital.

DWS Global Income Builder VIP Class A II	The fund seeks to maximize income while maintaining prospects for capital appreciation.

DWS Global Small Cap VIP Class A	The fund seeks above-average capital appreciation over the long term.

DWS Government Money Market VIP Class A II	The fund seeks maximum current income to the extent consistent with stability of principal.

DWS Small Mid Cap Growth VIP Class A II	The fund seeks long-term capital appreciation.

Each Fund currently offers its shares only through variable insurance products issued by WRNY or by other insurance companies. Although a Fund may have a similar name, the same fund managers or a similar investment objective as other publicly available mutual funds, the Fund is separate and distinct from such other mutual funds. A Fund will have different fund holdings and fees, so its performance will vary from such other mutual funds.

The investment objective, principal investment strategies, principal risks and management of the Funds are further described in the Fund prospectuses. You should read the prospectuses carefully. You may obtain another copy of the Fund prospectuses by writing to us at our Administrative Office, P.O. Box 660191, Dallas, TX 75266-0191 calling us at 1-800-833-0194 between the hours of 9:00 A.M. to 5:00 P.M., Eastern Time .

VI.	The following replaces the section titled “AUTOMATIC INVESTMENT PLAN”:

AUTOMATIC INVESTMENT PLAN. You may arrange to make regular investments ($50 minimum) into any of the Sub-Accounts through automatic deductions from your checking account. The Automatic Investment Plan cannot be used to allocate money to the General Account. Please call 1-800-833-0194 for more information.

VII.	The following replaces the section titled “LIMITATIONS ON PAYMENTS”:

LIMITATIONS ON PAYMENTS. We may require you to complete a financial questionnaire for payments in excess of $250,000. If any additional payments would cause your total payments to exceed $1,000,000, we may reject those payments. We will reject any payment that would cause the Account Value in the General Account to exceed $250,000.

For Contracts that qualify as IRAs under Section 408(b) of the Code, the total payments (including the initial payment) in any calendar year may not exceed $3,000, unless the portion in excess of $3,000 qualifies as a rollover amount or contribution under Section 402(c), 408(d)(3), or other applicable provisions of the Code.

You should make all checks or drafts payable to Scudder Horizon Plan.

VIII.	The following replaces the section titled “FEDERAL TAX MATTERS”

FEDERAL TAX INFORMATION

This section provides a general summary of the federal tax law as it pertains to the Contract. We believe that the Contract will qualify as a tax-deferred annuity contract for federal income tax purposes and the following summary assumes so. We do not discuss state or local taxes herein, except as noted. The law described herein could change, possibly retroactively. We have the right to modify the Contract in response to changes in the law that affect the favorable tax treatment for annuity owners. We do not offer this summary as tax advice, for which you should consult a qualified tax adviser.

Taxation of a Contract will depend, in part, on whether the Contract is purchased as part of a qualified retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code (each a “Qualified Contract”) or outside of a retirement account or plan that is qualified for special treatment under the Code (each a “Non-Qualified Contract”).

Taxation of Qualified Contracts

The following discussion applies to a Contract that has been purchased as part of a Qualified Contract. If a Qualified Contract is purchased, the tax treatment of purchase payments, annuity payments, surrenders and death benefits with respect to a Qualified Contract will be governed by the tax law applicable to qualified retirement plans and IRAs. The IRS has not reviewed the Contracts for qualification as an appropriate investment for a retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. An additional 10% tax generally applies to distributions made before age 59 1⁄2, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1⁄2 are subject to an additional 10 percent tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and an additional 10% tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. An additional 10% tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allows corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee’s retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1⁄2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the Contract, and transactions under the Contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, Section 457(b) provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.

Withdrawals

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract’’ to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a Qualified Contract can be zero.

Other Tax Issues

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirements plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

On December 20, 2019, the SECURE Act was passed as part of the comprehensive government appropriations bill. The legislation makes significant changes to laws affecting retirement plans and includes provisions with an immediate or January 1, 2020 effective date.

Please note the following changes to the required minimum distribution (“RMD”) rules:

•

The SECURE Act limits the availability of the “stretch” feature for non-spouse beneficiaries of IRAs and defined contribution retirement plans. Most non-spouse beneficiaries will no longer be able to satisfy the RMD rules with lifetime distributions, but will have to take their distributions within ten years after your death. Certain exceptions apply to “eligible designated beneficiaries which include disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. This change applies to distributions to designated beneficiaries of individuals who die on and after January 1, 2020.

•

The age on which RMDs generally must begin is extended from age 70 1⁄2 to age 72 for individuals who reach age 70 1⁄2 on or after January 1, 2020. Individuals who had already attained age 70 1⁄2 as of that date must begin or continue taking required minimum distributions based on age 70 1⁄2 required beginning date.

Consult your tax adviser if you think you may be affected by these changes.

Taxation of Non-Qualified Contracts

The following discussion applies to Non-Qualified Contracts. Purchase payments for Non-Qualified Contracts are on an “after-tax” basis, so you pay federal income tax only on your net earnings and net realized gains under the Contract. Generally, these earnings and gains are taxed when you receive distributions thereof under the Contract.

When a non-natural person owns a Non-Qualified Contract, the Contract generally will not be treated as an annuity for federal tax purposes and thus will not enjoy the benefit of tax deferral. However, a Contract owned by a non-natural person as agent for an individual will be treated as an annuity for those purposes.

This summary assumes that the Contractowner is a natural person who is a U.S. citizen or U.S. resident. The federal tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.

Purchase Payments

Your purchase payments are not deductible from your gross income for federal income tax purposes.

Increases in Accumulated Value

Generally, you pay no federal income tax on increases in your Contract’s Accumulated Value until there is a distribution from a Contract. A distribution occurs when there is a partial withdrawal or full surrender or annuity payments begin.

Annuity Payments

Once annuity payments begin, you generally will be taxed for federal income tax purposes only on the net investment income and investment gains you have earned (as ordinary income) and not on the amount of your purchase payments. As a result, a portion of each payment is taxable as ordinary income. The remaining portion is a nontaxable recovery of your investment in the Contract. Generally, your investment in the Contract equals the purchase payments you made, less any amounts you previously withdrew that were not taxable.

For Fixed Annuity Payments, the tax-free portion of each payment is determined by:

●	dividing your investment in the Contract by the total amount you expect to receive out of the Contract, and
●	multiplying the result by the amount of the payment.

For Variable Annuity Payments, the tax-free portion of each payment is (a) your investment in the Contract divided by (b) the number of expected payments.

The remaining portion of each payment, and all of the payments you receive after you recover your investment in the Contract, are fully taxable.

Withdrawals and Surrenders

Before annuity payments begin, withdrawals and surrenders are taxed for federal income tax purposes as follows:

●

a partial withdrawal or total surrender is taxed in the year of receipt to the extent that the Contract’s Accumulated Value exceeds the investment in the Contract (that is, on an “income first” basis); and

●	an additional tax equal to 10% of the taxable distribution applies to distributions before the taxpayer reaches age 59 1⁄2 subject to certain exceptions.

The additional 10% federal tax is generally not imposed on withdrawals that are:

●	made on or after the death of a Contractowner;
●	attributable to the taxpayer becoming disabled; or
●	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer or for the joint life or joint life expectancy of the taxpayer and the spouse.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1⁄2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the additional 10% federal tax with interest. Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above.

For purposes of surrenders, the Code treats all deferred Non-Qualified Contracts that we issue to you in the same calendar year as a single Contract.

Required Distributions

In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules apply to Qualified Contracts.

Death Benefits

Unlike the death benefit on a life insurance policy, the death benefit paid on an annuity contract does not pass to the beneficiary free of federal income tax. Generally, a death benefit is included in the income of the recipient as follows:

●	if distributed in a lump sum, it is taxed in the same manner as a surrender of the Contract;
●	if distributed under an annuity payout option, it is taxed in the same manner as annuity payments.

The death benefit paid to a Beneficiary on a Contract is ordinary income to the Beneficiary to the extent it exceeds the Contractowner’s investment in the Contract. The Beneficiary must pay federal income tax on this amount at the Beneficiary’s tax rate. Moreover, the death benefit may also be included in the Contractowner’s federal gross estate unless the Beneficiary is the spouse. If the Beneficiary is not the spouse, the Beneficiary may be eligible for a special federal income tax deduction for a portion of the federal estate tax attributable to the death benefit.

Additional Tax Considerations

Transfers, Assignments and Contract Exchanges

Transferring or assigning ownership of the Contract, designating an annuitant other than the owner, selecting or changing Annuity Commencement Dates or exchanging a Contract (unless the exchange qualifies as a tax-free exchange under Section 1035 of the Code) may result in certain tax consequences, such as liability for federal income and gift taxes, not explained in this prospectus.

Tax Withholding and Reporting

The Code generally requires us to withhold income tax from any Contract distribution, including a partial withdrawal or total surrender or an annuity payment. The amount of withholding depends, in part, on whether the payment is “periodic” or “non-periodic.”

For periodic payments (e.g., annuity payments), if you do not fill out a withholding certificate, tax will be withheld as if you were married and claiming three withholding allowances. If you want us to withhold on a different basis, you must file an appropriate withholding certificate with us. For non-periodic payments (e.g., distributions such as partial withdrawals), we generally withhold 10% of the taxable portion of each payment.

You may elect not to have the withholding rules apply (see exception below regarding “eligible rollover distributions”). For periodic payments, your election is effective for the calendar year for which you file it with us, and for each subsequent year until you amend or modify it. For non-periodic payments, an election is effective when you file it with us, but only for the payment to which it is applicable. We have to notify your recipients of your right to elect not to have taxes withheld.

The Code generally requires us to report all payments to the Internal Revenue Service.

“Eligible rollover distributions” from section 401(a), 403(a), 403(b), and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee’ spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax qualified plan, IRA, Roth IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While we are not discussing the federal estate tax implications of the Contract, owners of variable annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Internal Revue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax adviser for more information.

Definition of Spouse

All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

Other Tax Issues

We are taxed as a “life insurance company” under the Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to the Variable Account. Based upon this expectation, no charge is currently assessed against the Variable Account for such tax. If we incur such tax in the future, we may assess a charge for such tax against the Variable Account. We may incur state and local income taxes (in addition to premium taxes) attributable to the Variable Account in several states. At present, these taxes are not significant and we currently do not impose any charge for such taxes against the Variable Account. We may, however, assess the Variable Account for such taxes in the future. If any charges for federal, state or local taxes are assessed against the Variable Account in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Contract to be treated as an annuity contract for federal income tax purposes, the investments of each Subaccount to which purchase payments under the Contract are allocated must be “adequately diversified” in accordance with the Code and Treasury Department regulations. The investment adviser of the Funds monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein. If any Subaccount to which the purchase payments under your Contract are allocated failed to satisfy these requirements, you would be currently taxed on the net earnings and net realized gains of the Subaccount unless your Contract was held in a qualified plan or an IRA. The tax would apply from the first quarter of the failure, until we corrected the failure in conformity with a Treasury Department procedure. This is a risk that is common to all variable annuity contracts.

Each Fund under the Contract sells its shares not only to the Variable Account but also to other separate accounts that fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of policyowners and contractowners that invest in the same Fund. If such a conflict were to arise, we would take whatever steps were necessary to protect the interests of policyowners and contractowners, including potentially substituting a different fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Contractowner’s control of the investments of the Variable Account could cause the Contractowner, rather than us, to be treated as the owner of the assets in the Variable Account for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Contractowner. Based upon existing IRS guidance, we do not believe that the ownership rights of a Contractowner under the Contract would result in a Contractowner being treated as the owner of the assets of the Contract. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Contract.

IX.	The following replaces the section titled “NOTICES AND INQUIRIES”:

NOTICES AND INQUIRIES

Please send any written notice or request to:

Wilton Reassurance Life Company of New York

P.O. Box 660191

Dallas, TX 75266-0191

Send overnight mail to:

Wilton Reassurance Life Company of New York

8711 Freeport Parkway N MS#21

Irving, TX 75063

X.	The following replaces the section titled “DISTRIBUTION OF THE CONTRACTS”:

The Contracts are no longer offered for new sales, but existing Contractowners may continue to make additional purchase payments. As such, the Contract is considered to be continuously offered by WRNY and the Variable Account.

ALFS, Inc (“ALFS”) merged into Allstate Distributors, LLC (“ADLLC”), effective September 1, 2011. ALFS assigned its rights and delegated its duties as principal underwriter to ADLLC. Allstate Distributors, LLC, (“ADLLC”) located at 3075 Sanders Road, Northbrook, IL 60062, serves as principal underwriter of the

Contracts. ALFS is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and is a member of the FINRA.

WRNY pays ADLLC a fee for its customary services as principal underwriter.

ADLLC has contracted with Scudder Distributors, Inc. (“Scudder”) for Scudder’s services in connection with the distribution of the Contracts. Scudder is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the FINRA. Individuals directly involved in the sale of the Contracts are registered representatives of Scudder and our licensed agents. The principal address of Scudder is 222 South Riverside Plaza, Chicago, Illinois 60606.

XI.	The following replaces the first paragraph of the section titled “General Account.”

Amounts you allocate or transfer to the General Account become part of our General Account assets that support our annuity and insurance obligations. The General Account includes all of our assets, except those assets segregated in separate accounts. WRNY is responsible for investing the assets of the General Account, subject to applicable law.

XII.	The following replaces the section titled “LEGAL MATTERS”:

All matters of New York law pertaining to the Contracts, including the validity of the Contracts and our right to issue such Contracts under New York insurance law, have been passed upon by the Company.

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Variable Account or on our ability to meet our obligations under the Contracts or on the role of the principal underwriter.

XIII.	The following should be added to the section titled “ADDITIONAL INFORMATION”:

WHAT ARE OUR POLICIES ON FREQUENT REALLOCATIONS AMONG SUBACCOUNTS?

The Contract is designed for long-term investment purposes. It is not intended to provide a vehicle for frequent trading or market timing. As described in the Fund prospectuses, the Funds have adopted policies and procedures to detect, deter and prevent frequent trading in the shares of each Fund and to reject, without any prior notice, any purchase or exchange transaction if the Funds believe that the transaction is part of a market timing strategy.

In order to protect Contractowners and to comply with the Funds’ policies, we have agreed to honor instructions from the Funds to restrict or prohibit further purchases or transfers of shares by any Contractowner that has been identified by the Funds as having violated its market timing policies. Accordingly, we may be required to reject any reallocation request, without any prior notice, that is determined by the Funds to be part of a market timing strategy. We also reserve the right to limit or condition transfer privileges in any manner that we believe is necessary or appropriate to (1) protect participants in a Fund from adverse consequences of “market timing” or overly frequent transactions; or (2) conform Intramerica Variable Annuity Account’s policies and practices in this regard to those of a Fund in one or more respects. Without limitation, we reserve the right to impose on you any charge that your transfer causes a Fund to assess against us or Intramerica Variable Annuity Account.

In order to enforce our policy against market timing, we monitor reallocation requests using criteria such as (a) the number of reallocation transactions that occur within a specified period of time and (b) the dollar amount of reallocations that occur within a specified period of time. Moreover, we will only accept a transaction request that is in writing or made by telephone, and complies with our requirements. We will not accept transaction requests by any other means, including, but not limited to, facsimile or email. We cannot guarantee that our monitoring efforts will be effective in identifying or preventing all market timing or frequent trading activity in the Subaccounts.

WHAT ARE THE RISKS TO CONTRACTOWNERS OF FREQUENT REALLOCATIONS?

To the extent that our policies are not successful in detecting and preventing frequent trading in the Subaccounts, frequent trading may: (a) interfere with the efficient management of the Funds by, among other things, causing the Funds to hold extra cash or to sell securities to meet redemptions; (b) increase portfolio turnover, brokerage expenses and administrative costs; and (c) harm the performance of the Funds, particularly for long-term shareholders who do not engage in frequent trading. These risks may in turn adversely affect Contractowners who invest in the Funds through our Subaccounts.

In the case of the Subaccounts that invest indirectly in high yield bonds and stocks of small-size and/ or mid-size companies, the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that these securities may trade infrequently and therefore their prices may be slow to react to information. This could cause dilution in the value of the shares held by other shareholders. In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage. Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the NYSE. This could cause dilution in the value of the shares held by other shareholders.

CYBER SECURITY AND BUSINESS CONTINUITY RISKS

Our variable product business is dependent upon the effective operation of our computer systems and those of our business partners, and so our business may be vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your interest in the Contract.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities.

XIV.                  The following is deleted from the “General Provisions – Delay of Payment and Transfers” section of the prospectus:

We may postpone paying any amount for a full or partial surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a full or partial surrender will be paid within seven days.

XV.                  The following replaces the sixth paragraph of the “Full and Partial Surrenders” section of the prospectus:

To make a partial surrender, you should send us a written request or call us, if you have a valid telephone transfer request form on file with us. You may make a full surrender only by sending us a written request. We will calculate the Account Value payable to you upon a full or partial surrender at the price next computed after we receive your surrender request, subject to the “General Provisions – Delay of Payment and Transfers” section of this prospectus.

XVI.                  The following section is added to your prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in “good order.” Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

XVII.     The following replaces “APPENDIX A - CONDENSED FINANCIAL INFORMATION:”

The following condensed financial information is derived from the financial statements of the Variable Account. You should read the data along with financial statements, related notes, and other financial information included in the supplement to the Statement of Additional Information dated November 1, 2021.

The following table sets forth information regarding the Sub-Accounts for a Contract for periods through December 31, 2020.

Subaccount	At	Accumulation Unit Value ($)	Accumulation Units (000s)
DWS Bond VIP Class A	December 31, 2020	$ 52.75	6
	December 31, 2019	48.71	6
	December 31, 2018	44.34	8
	December 31, 2017	45.87	9
	December 31, 2016	43.65	9
	December 31, 2015	41.49	10
	December 31, 2014	41.91	12
	December 31, 2013	39.58	11
	December 31, 2012	41.10	12
	December 31, 2011	38.41	14
DWS Capital Growth VIP Class A	December 31, 2020	272.80	36
	December 31, 2019	197.58	40
	December 31, 2018	145.08	45
	December 31, 2017	148.48	52
	December 31, 2016	118.39	56
	December 31, 2015	114.37	61
	December 31, 2014	106.03	71
	December 31, 2013	94.52	71
	December 31, 2012	70.69	75
	December 31, 2011	61.35	87
DWS Core Equity VIP Class A	December 31, 2020	99.54	36
	December 31, 2019	86.31	38
	December 31, 2018	66.70	39
	December 31, 2017	71.22	46
	December 31, 2016	59.27	53
	December 31, 2015	54.02	54

	December 31, 2014	51.69	67
	December 31, 2013	46.55	64
	December 31, 2012	34.14	67
	December 31, 2011	36.02	70
DWS CROCI® International VIP Class A	December 31, 2020	53.66	33
	December 31, 2019	52.66	37
	December 31, 2018	43.55	46
	December 31, 2017	51.23	47
	December 31, 2016	42.30	54
	December 31, 2015	42.29	57
	December 31, 2014	45.06	57
	December 31, 2013	51.42	63
	December 31, 2012	43.07	68
	December 31, 2011	35.95	78
DWS Global Income Builder VIP Class A II	December 31, 2020	21.95	197
	December 31, 2019	20.42	202
	December 31, 2018	17.11	224
	December 31, 2017	18.66	229
	December 31, 2016	16.12	248
	December 31, 2015	15.20	260
	December 31, 2014	15.53	267
	December 31, 2013	15.07	281
	December 31, 2012	13.01	279
	December 31, 2011	11.60	311
DWS Global Small Cap VIP Class A	December 31, 2020	70.94	24
	December 31, 2019	60.87	24
	December 31, 2018	50.54	26
	December 31, 2017	64.03	26
	December 31, 2016	53.72	28
	December 31, 2015	53.26	32
	December 31, 2014	53.02	41
	December 31, 2013	55.70	56
	December 31, 2012	41.26	59
	December 31, 2011	29.68	81
DWS Government Money Market VIP Class A II	December 31, 2020	10.26	71
	December 31, 2019	10.31	53
	December 31, 2018	10.20	49
	December 31, 2017	10.13	53
	December 31, 2016	10.16	41
	December 31, 2015	10.22	49
	December 31, 2014	10.30	58
	December 31, 2013	10.37	102
	December 31, 2012	10.44	156
	December 31, 2011	10.51	94

DWS Small Mid Cap Growth VIP Class A II	December 31, 2020	32.35	9
	December 31, 2019	25.03	9
	December 31, 2018	20.59	12
	December 31, 2017	23.99	12
	December 31, 2016	19.79	11
	December 31, 2015	18.27	13
	December 31, 2014	18.56	12
	December 31, 2013	17.69	30
	December 31, 2012	12.47	27
	December 31, 2011	10.99	30

SCUDDER HORIZON PLAN

PROSPECTUS DATED MAY 1, 2003

A NO-LOAD FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

OFFERED BY

INTRAMERICA LIFE INSURANCE COMPANY

THROUGH THE

INTRAMERICA VARIABLE ANNUITY ACCOUNT

This prospectus describes the Scudder Horizon Plan Contract (“CONTRACT”).

The Contract has 10 investment alternatives — a general account (“GENERAL ACCOUNT”) (paying a guaranteed minimum fixed rate of interest) and 9 sub-accounts (“SUB-ACCOUNTS”) of the Intramerica Variable Annuity Account (“VARIABLE ACCOUNT”). Each Variable Sub-Account invests exclusively in shares of one of the following mutual fund Portfolios (“PORTFOLIOS”) of Scudder Variable Series I and Scudder Variable Series II Funds:

SCUDDER VARIABLE SERIES I	• Growth and Income Portfolio
• Balanced Portfolio	• International Portfolio
• Bond Portfolio	• Money Market Portfolio
• Capital Growth Portfolio	• 21st Century Growth Portfolio
• Global Discovery Portfolio

SCUDDER VARIABLE SERIES II
• Growth Portfolio

NEW CONTRACTS ARE NO LONGER OFFERED FOR SALE.

VARIABLE ANNUITY CONTRACTS INVOLVE CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL. The investment performance of the portfolios in which the sub-accounts invest will vary. We do not guarantee how any of the portfolios will perform. The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract. Please read this Prospectus carefully before investing, and keep it for future reference. It contains important information about the Contract.

Intramerica Life Insurance Company (“Intramerica”) has filed a Statement of Additional Information, dated May 1, 2003, with the Securities and Exchange Commission (“SEC”). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page 31 of this prospectus. For a free copy, please write or call us at our customer service center mailing address (P.O. Box 82656, Lincoln, Nebraska 68501-2656, (800-833-0194) or go to the SEC’s Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC’s Web site. You may also read and copy any of these documents at the SEC’s public reference room in Washington, D.C. Please call 1-800 SEC-0330 for further information on the operation of the public reference room.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
HAS

IT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

IMPORTANT

THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT

DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY SUCH

NOTICES
INSTITUTIONS
OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

THE CONTRACTS ARE NOT FDIC INSURED.

1 PROSPECTUS

2 PROSPECTUS

DEFINITIONS

ACCOUNT VALUE – Your Contract’s total value in the Sub-Accounts and the General Account. The Contract refers to Account Value as “Accumulated Value.”

AGE – The Annuitant’s age on his or her birthday nearest to the Contract Anniversary.

ANNUITANT – The person whose life is used to determine the duration and amount of any annuity payments. If the Annuitant dies before the Maturity Date, then we will pay a death benefit.

ANNUITY PAYMENTS – After the Maturity Date, we promise to pay you an income in the form of regular fixed annuity payments. The amount of the annuity payments depends on the amount of money you accumulate in the Contract before the Maturity Date and on the annuity income option you choose.

BENEFICIARY – The person(s) you select to receive the benefits of the Contract if no Owner is living.

CONTRACT ANNIVERSARY – Each anniversary of the Contract Date.

CONTRACT DATE – The date listed in the Contract that we use to determine Contract Years, Contract Months, and Contract Anniversaries. The Contract Date is the same date as the Effective Date.

CUSTOMER SERVICE CENTER – The customer service center is located at 2940 S. 84th Street, Lincoln, NE 68506.The customer service mailing address is P.O. Box 82656, Lincoln, NE 68501-2656.

DEATH BENEFIT – An amount we pay if the Annuitant dies before the Maturity Date. The Death Benefit is the greater of the Account Value or the Guaranteed Death Benefit.

DECLARATION PERIOD – A period of time between 1 and 3 years during which we will credit specified rates of interest on payments you allocate to the General Account.

EFFECTIVE DATE – A date within two business days after we have received a completed application and the full initial payment.

FUNDS – The Scudder Variable Series I and Scudder Variable Series II are open-end, diversified management investment companies in which the Sub-Accounts invest.

GENERAL ACCOUNT – The account containing all of Intramerica’s assets, other than those held in its separate accounts.

GUARANTEED DEATH BENEFIT – The sum of the payments you made, less any partial surrenders.

HOME OFFICE – The principal office of Intramerica, located at One Allstate Drive, Farmingville, NY 11738. Effective May 16, 2003, our home office will be 100 Motor Parkway, Hauppauge, New York 11788-5107.

JOINT ANNUITANT – If you select annuity income option 2, then you may designate a Joint Annuitant. We will use the Joint Annuitant’s life, in addition to the Annuitant’s life, to determine the duration of the annuity payments.

JOINT OWNER – A person sharing the privileges of ownership as stated in the Contract. If a Joint Owner is named, then Intramerica will presume ownership to be as joint tenants with right of survivorship.

MATURITY DATE – The date on which we will apply your money to an annuity income option if the Annuitant is living.

MONTHLY ANNIVERSARY – The same date in each month as the Contract Date.

NET PAYMENT – A payment less any applicable premium taxes.

NONQUALIFIED CONTRACT – A Contract other than a Qualified Contract.

OWNER (YOU, YOUR) – The person having the privileges of ownership stated in the Contract, including the right to receive annuity payments if the Annuitant is living on the Maturity Date and the Contract is in force.

PORTFOLIO – A separate investment Portfolio of the Fund in which a Sub-Account of the Variable Account invests.

PROOF OF DEATH – One of the following: (i) a certified copy of a death certificate, (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death, or (iii) any other proof satisfactory to Intramerica.

QUALIFIED CONTRACT – A Contract issued in connection with a retirement plan that qualifies for special federal income tax treatment.

SUB-ACCOUNT – An investment division of the Variable Account. Each Sub-Account invests exclusively in a single Portfolio of the Fund.

UNIT VALUE – The value of each unit of a Sub-Account. It is calculated each Valuation Period. It is similar to the net asset value of a mutual fund.

VALUATION DATE – Each day on which we value the assets in the Sub-Accounts, which is each day on which the New York Stock Exchange is open for trading. We are open for business on each day the NYSE is open.

VALUATION PERIOD – The period that begins at the close of one Valuation Date and ends at the close of the next Valuation Date.

VARIABLE ACCOUNT – Intramerica Variable Annuity Account, a separate account composed of Sub-Accounts which we established to receive and invest the portion of net payments under the Contract that you do not allocate to our General Account.

WE, US, OUR, INTRAMERICA, THE COMPANY – Intramerica Life Insurance Company.

3 PROSPECTUS

SUMMARY

This summary answers certain basic questions you may have about the Contract. More detailed information about the Contract appears later in this prospectus. Please read this prospectus carefully.

WHY SHOULD I PURCHASE THIS CONTRACT?

The Contract provides a way for you to invest on a tax-deferred basis in the Sub-Accounts of the Variable Account and in the General Account. The Contract is designed to enable you to accumulate money for retirement and other long-term investment purposes. “Tax-deferred” means that earnings and appreciation on the assets in your Contract are not generally taxed until you take money out by a full or partial cash surrender or by annuitizing the Contract, or until we pay the DEATH BENEFIT.

HOW CAN I PURCHASE THE CONTRACT?

You may purchase the Contract from us (Intramerica) for a minimum payment of $2,500 ($2,000 for an Individual Retirement Annuity). We do not deduct a commission or sales charge from any payment you make. You may make additional payments under the Contract, subject to certain conditions. Send your payments to:

Scudder Horizon Plan

Customer Service Center

P.O. Box. 82656 Lincoln, NE 68501-2656

SEND OVERNIGHT MAIL TO:

Scudder Horizon Plan

Customer Service Center

2940 S. 84th Street

Lincoln, NE 68506

CAN I USE THIS CONTRACT AS AN IRA?

Yes, the Contract is available to most individuals who wish to purchase an Individual Retirement Annuity (“IRA”). It is also available to certain retirement plans and retirement accounts that qualify for special federal income tax treatment.

WHAT ANNUITY BENEFITS ARE OFFERED UNDER THE CONTRACT?

The Contract allows you to receive fixed annuity payments under one of three annuity income options. Annuity payments begin after the MATURITY DATE, provided the ANNUITANT is living. The three annuity income options currently available are: (i) life annuity with installment refund; (ii) joint and survivor life annuity with installment refund; and (iii) installments for life.

Other annuity income options may be available on the Maturity Date. The dollar amount of each annuity payment will be fixed on the Maturity Date and guaranteed by us.

WHAT INVESTMENTS ARE AVAILABLE UNDER THE CONTRACT?

You may invest your money in any of the following Portfolios of the Scudder Variable Series I and Scudder Variable Series II, by directing your payments or transfers into the corresponding Sub-Accounts:

•	Balanced

•	Bond

•	Capital Growth

•	Global Discovery

•	Growth

•	Growth and Income

•	International

•	Money Market

•	21st Century Growth

Each Sub-Account invests in Class A shares of its corresponding Portfolio. The assets of each Portfolio are held separately from the assets of other Portfolios and each has separate investment objectives and policies. The attached prospectus for the Fund more fully describes the Portfolios. Deutsche Investment Management Americas Inc. is the investment adviser for the Portfolios. Your investment in the Sub-Accounts will fluctuate daily based on the investment results of the Portfolios in which you invest, and on the fees and charges deducted. You bear the investment risk for amounts you invest in the Sub-Accounts.

WHAT FIXED RATE OPTIONS ARE AVAILABLE UNDER THE CONTRACT? You may allocate funds to the General Account and receive a specified rate of return. We will credit interest to your payments for the length of the DECLARATION PERIOD you choose at a guaranteed rate we specify in advance. We offer Declaration Periods of 1 and 3 years. At the end of the Declaration Period, you have the option to move funds into any available Sub-Account or into another Declaration Period that has a new specified rate of interest that we guarantee will be no less than 3.5%.

We guarantee interest, as well as principal, on money placed in the General Account.

4 PROSPECTUS

WHAT IS THE PURPOSE OF THE VARIABLE ACCOUNT?

We established the Variable Account to invest the payments we receive under our variable annuities, including this Contract. The Variable Account is divided into Sub-Accounts. Each Sub-Account invests exclusively in a Portfolio of the Fund. Under New York law, the assets in the Variable Account associated with the Contract generally are not chargeable with the liabilities arising out of any other business we conduct.

CAN I TRANSFER ASSETS WITHIN THE CONTRACT?

Yes. Prior to the Maturity Date, you have the flexibility to transfer assets within the Contract. You may transfer amounts among the Sub-Accounts and from the Sub-Accounts to the General Account at any time. You may also transfer amounts from the General Account to the Sub-Accounts or within the General Account at the end of a Declaration Period.

We currently do not impose a charge for any transfers. In the future, we may impose a transfer charge of $20 for the third and subsequent transfer requests made during a CONTRACT YEAR.

WHAT ARE MY EXPENSES UNDER THE CONTRACT?

On each VALUATION DATE, we deduct an administrative fee at an annual rate of .30%, and a mortality and expense fee at an annual rate of .40%, from the amount you have invested in each Sub-Account. These charges are not deducted from the General Account. We do not charge an annual maintenance fee, although the Contract permits us to deduct a maximum fee of $40 in the future.

Currently, we do not pay a premium tax under New York law. We reserve the right to deduct any premium taxes payable in respect of any future payments.

We do not deduct any surrender charges on full or partial surrenders.

The Portfolios also deduct investment charges from amounts you have invested in the Portfolios through the Sub-Accounts. These charges range from 0.43% to 1.19% annually, depending on the Portfolio. See the prospectus for the Fund and the Expense Table in this prospectus.

DO I HAVE ACCESS TO MY MONEY IN THE CONTRACT?

Yes. You may make a full or partial surrender of the Contract at any time before the Maturity Date or the Annuitant’s death. No surrender charges apply.

WHAT IS THE DEATH BENEFIT?

If the Annuitant dies before the Maturity Date, we pay you, the OWNER, the greater of the ACCOUNT VALUE or the GUARANTEED DEATH BENEFIT. If the Owner of a NONQUALIFIED CONTRACT dies before the Maturity Date and before the Annuitant’s death, then we will pay the Account Value in a lump sum to the surviving JOINT OWNER no later than 5 years following the Owner’s death (if there is no surviving Joint Owner, then we will pay the BENEFICIARY(IES)).

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE CONTRACT?

The Contract’s earnings are generally not taxed until you take them out. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

During the Payout Phase, a portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the “basis”. Once the investment in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

CAN THE CONTRACT BE RETURNED AFTER I RECEIVE IT?

Yes. You may return the Contract for a refund by returning the Contract to our customer service center within 30 days after you receive it. As permitted by federal or state law, the amount of the refund will generally be the initial payment, plus (or minus) gains (or losses) from investing the payment in the Sub-Accounts you selected on your application, plus interest earned on amounts you allocated to the General Account.

5 PROSPECTUS

EXPENSE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, making withdrawals or surrendering the Contract. The first table describes the fees and expenses that you will pay when you make a withdrawal, surrender the Contract, or transfer Contract Value among the investment alternatives. Premium taxes also may apply, although they are not reflected in the tables.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Payments	NONE
Deferred Sales Load	NONE
Surrender Fee	NONE
Transfer Charge (transfers made between Sub-Accounts and/or to the General Account during a Contract Year)	NONE	*

The next table describes the fees and expenses that you will pay periodically during the time you own the Contract, not including Portfolio fees and expenses.

Annual Records Maintenance Charge	NONE	*

VARIABLE ACCOUNT EXPENSES

(AS A PERCENTAGE OF YOUR AVERAGE DAILY NET ASSETS IN THE VARIABLE ACCOUNT)

Mortality and Expense Risk Charge	0.40%
Contract Administration Charge	0.30%
Total Variable Account Annual Expenses	0.70%

*	Intramerica does not currently impose a transfer charge or annual records maintenance charge, but we reserve the right to impose either or both of these charges in the future.

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. Advisers and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios’ expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

ANNUAL PORTFOLIO EXPENSES

	Minimum	Maximum
Total Annual Portfolio Operating Expenses/(1)/ (expenses that are deducted from Portfolio assets, which may include management fees and other expenses)	0.43%	1.19%

(1)	Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2002.

6 PROSPECTUS

EXAMPLE 1

This Example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses. The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

•	invested $10,000 in the Contract for the time periods indicated,

•	earned a 5% annual return on your investment, and

•	surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period.

The first line of the example assumes that the maximum fees and expenses of any of the Portfolios are charged. The second line of the example assumes that the minimum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below.

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$194	$599	$1,030	$2,227
Costs Based on Minimum Annual Portfolio Expenses	$116	$361	$625	$1,380

EXAMPLE 2

This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.

	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$194	$599	$1,030	$2,227
Costs Based on Minimum Annual Portfolio Expenses	$116	$361	$625	$1,380

PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME A MORTALITY AND EXPENSE RISK CHARGE OF 0.40% AND AN ADMINISTRATIVE EXPENSE CHARGE OF 0.30%.

The Expense Table and examples above are based upon the current level of charges deducted under the Contract. In the future, we may increase the Mortality and Expense Risk Charge to 0.70% per year, establish a Records Maintenance Charge of up to $40 per year and impose a transfer charge of $20 for the third and each subsequent transfer request made during a Contract Year. We currently have no intention of changing our charges.

Neither the Expense Table nor the examples reflect the deduction of any premium tax because New York currently does not impose premium taxes on annuities.

A financial history of each Sub-Account is included in Appendix A at the back of this prospectus.

FINANCIAL STATEMENTS

The financial statements of Intramerica and the Variable Account are included in the Statement of Additional Information.

7 PROSPECTUS

CALCULATION OF YIELDS AND TOTAL RETURNS

We may periodically advertise yields and average annual total returns for the Sub-Accounts and the Portfolios. These figures will be based on historical earnings and are not intended to indicate future performance.

Yields and standard total returns include all charges and expenses you would pay under the Contract — the Mortality and Expense Risk Charge (0.40%) and the Administrative Expense Charge (0.30%).

The yield of the Money Market Sub-Account refers to the annualized investment income that an investment in the Sub-Account generates over a specified seven-day period. The effective yield of the Money Market Sub-Account is calculated in a similar way but, when annualized, we assume that the income earned by the investment has been reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of the assumed reinvestment.

The yield of a Sub-Account (except the Money Market Sub-Account) refers to the annualized income that an investment in the Sub-Account generates over a specified thirty-day period.

The average annual total return of a Sub-Account assumes that an investment has been held in the Sub-Account for certain periods of time including the period measured from the date the Sub-Account began operations. We also may provide the average annual total return for each Sub-Account that has been in operation for 1, 5, and/or 10 years. The total return quotations will represent the average annual compounded rates of return that an initial investment of $1,000 would earn as of the last day of the 1, 5 and 10 year periods.

The yield and total return calculations are not reduced by any premium taxes because New York currently does not impose premium taxes on annuities. Any premium taxes would reduce the yield and total return of a Contract.

For additional information regarding yield and total return calculations, please refer to the Statement of Additional Information.

8 PROSPECTUS

OTHER PERFORMANCE DATA

We may disclose other performance data, such as cumulative total return and non-standard total returns. This means that the data may be presented for different time periods and different dollar amounts.

We may also present historic performance data for the Portfolios since their inception that is adjusted by some or all of the fees and charges under the Contract. Such adjusted historic performance data includes data that precedes the inception dates of the Sub-Accounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

We will only disclose non-standard performance data if we also disclose the standard performance data. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

Advertising, sales literature, and other communications may compare the expense and performance data for the Contract and each Sub-Account with other variable annuities tracked by independent services such as Lipper Analytical Services, Inc., Morningstar, and the Variable Annuity Research Data Service. These services monitor and rank the performance and expenses of variable annuity issuers on an industry-wide basis. We may also make comparisons using other indices that measure performance, such as Standard & Poor’s 500 Composite or the Dow Jones Industrial Average. Unmanaged indices may assume reinvestment of dividends but do not deduct administrative and management costs and expenses.

We may report other information including the effect of tax-deferred compounding on a Sub-Account’s returns, illustrated by tables, graphs, or charts. Tax-deferred compounding can lead to substantial long-term accumulation of assets, if the Portfolio’s investment experience is positive. Sales literature, advertisements or other reports may refer to A.M. Best’s rating of Intramerica as an insurance company.

9 PROSPECTUS

INTRAMERICA AND THE VARIABLE ACCOUNT

INTRAMERICA LIFE INSURANCE COMPANY

Intramerica is a stock life insurance company incorporated under the laws of the State of New York. On July 1, 1999, Intramerica became a wholly owned subsidiary of Allstate Life Insurance Company (“Allstate”), a stock life insurance company incorporated under the laws of Illinois. Intramerica was previously a wholly owned subsidiary of Leucadia National Corporation (“Leucadia”). Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. The Allstate Corporation owns all of the outstanding capital stock of Allstate Insurance Company.

Intramerica’s home office is located at One Allstate Drive, Farmingville, New York. Effective May 16, 2003, the Home Office address of Allstate New York will be 100 Motor Parkway, Hauppauge, NY 11788-5107.

Independent rating agencies regularly evaluate life insurers’ claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A- (Excellent) financial strength rating to Intramerica. This rating does not reflect the investment performance of the Variable Account. We may from time to time advertise this rating in our sales literature.

INTRAMERICA VARIABLE ANNUITY ACCOUNT

First Charter Life Insurance Company (“First Charter”) established the Variable Account as a separate investment account under the laws of the State of New York on June 8, 1988. It became a separate investment account of Intramerica on November 1, 1992 when First Charter was merged into Intramerica. The name of the Variable Account was changed to “Intramerica Variable Annuity

Account” at that time. The Variable Account receives and invests the payments under the Contracts. We may offer other variable annuities for which the Variable Account may receive and invest payments.

Under New York law, the assets of the Variable Account are our property. Assets of the Variable Account attributable to the Contract generally are not chargeable with liabilities arising out of any other business we may conduct. However, assets of the Variable Account will be available to cover the liabilities of our General Account to the extent that Variable Account assets exceed its liabilities arising under the variable annuity contracts it supports. The obligations under the Contracts are obligations of Intramerica.

The Variable Account is divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the portfolios of the Scudder Variable Series I or Scudder Variable Series II. Income, gains, and losses from the assets of each Sub-Account are credited to or charged against such Sub-Account without regard to income, gains or losses of any other Sub-Account or income, gains, or losses arising out of any other business we may conduct.

The Variable Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the 1940 Act and meets the definition of a “separate account” under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or Intramerica by the SEC.

SERVICES AGREEMENT WITH ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK On September 2, 1998, Intramerica and Allstate Life Insurance Company of New York, “Allstate New York” entered into an administrative services agreement under which Allstate New York or its designee will administer the Contracts. This agreement will not change the fact that Intramerica is primarily liable to you under your Contract.

10 PROSPECTUS

THE FUNDS

The Variable Account invests exclusively in shares of the Scudder Variable Series I and Scudder Variable Series II (the “Funds”). The Funds are registered with the SEC under the Investment Company Act of 1940, as amended, (“1940 Act”) as open-end, diversified management investment companies. Deutsche Investment Management Americas Inc. is the investment adviser to the mutual fund portfolios in which the Sub-Accounts invest.

The sub-accounts invest in Class A shares of the following portfolios:

SCUDDER VARIABLE SERIES I

Balanced

Bond

Capital Growth

Global Discovery

Growth and Income

International

Money Market

21/st/ Century Growth

SCUDDER VARIABLE SERIES II

Growth

If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the 1940 Act. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any changes.

In addition to the Variable Account, the Fund’s shares are sold to variable life insurance and variable annuity separate accounts of other insurance companies, including an insurance company affiliated with us. Someday, it may be disadvantageous for variable annuity separate accounts of other life insurance companies, or for both variable life insurance separate accounts and variableannuity separate accounts, to invest simultaneously in the Fund. But, currently neither the Fund nor Intramerica foresees any such disadvantages to either variable annuity owners or variable life insurance owners. The Fund’s management intends to monitor events in order to identify any material conflicts between or among variable annuity owners and variable life insurance owners and to determine what response, if any, they should take. In addition, if we believe that the Fund’s response to any of those events or conflicts insufficiently protects our Owners, then we will take appropriate action.

You may allocate your purchase payments to up to 9 Sub-Accounts. Each Sub-Account invests exclusively in the Class A shares of a corresponding Portfolio. Each Portfolio represents, in effect, a separate mutual fund with its own distinct investment objectives and policies. The income or losses of one Portfolio have no effect on another Portfolio’s investment performance. We briefly describe the Portfolios below.

Deutsche Investment Management Americas Inc. (the “Adviser”), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, manages daily investments and business affairs of the Fund, subject to the policies that the Fund’s Trustees established. See the Fund’s prospectus for information regarding the Adviser’s fees.

The general public may not purchase these underlying Portfolios. Their investment objectives and policies may be similar to other Portfolios and mutual funds managed by the same investment adviser that are sold directly to the public. You should not expect that the investment results of the other Portfolios would be similar to those of the underlying Portfolios.

PORTFOLIO:	EACH
PORTFOLIO SEEKS:

Balanced Portfolio of growth and income, and also long-term preservation of capital	a balance

Bond Portfolio for a high level of income consistent with a quality portfolio of debt securities	to invest high

Capital Growth Portfolio	to maximize
long-term capital growth

Global Discovery Portfolio	above
average capital appreciation over the long term

11 PROSPECTUS

Growth Portfolio	long-term
growth of capital

Growth and Income Portfolio growth of capital, current income and growth	long-term of income

International Portfolio	long-term
growth of capital

the stability of capital and, consistent Money Market Portfolio to maintain the liquidity of capital and to current income	to maintain therewith, provide

21st Century Growth Portfolio	long-term
growth of capital

There is no assurance that any Portfolio will achieve its objective. The Scudder Variable Series I and Scudder Variable Series II prospectuses contain more detailed information, including a description of the risks involved in investing in each Portfolio. A copy of the Fund’s prospectuses are attached to this prospectus. You should carefully read them before investing in a Contract.

THE CONTRACT

The description of the Contract contained in this prospectus is qualified in its entirety by reference to the contract for the flexible premium deferred variable annuity. Upon request, we will provide you with a free copy of the Contract. The customer service center is located at 2940 S. 84th Street, Lincoln, NE 68506. Please contact our customer service center at 1-800-833-0194 (mailing address: P.O. Box 82656, Lincoln, NE 68501-2656).

CONTRACT APPLICATION AND ISSUING THE CONTRACT

The Contract is available to individuals and certain retirement plans. It is also available as an Individual Retirement Annuity (“IRA”) that qualifies for special federal income tax treatment. The Contract is not available for use as a “Tax-Sheltered Annuity” qualifying under Section 403(b) of the Code.

If you purchase a Contract which qualifies as an IRA under Section 408(b), you should be aware that the Code imposes certain restrictions on those Contracts.

Before we issue a Contract, we must receive your properly completed application and a minimum payment of $2,500 ($2,000 for an IRA). We will mail you a Premium Receipt form if you request one. You must name the Annuitant in the Contract application. The maximum issue age of the oldest Contract Owner or Annuitant is age 80. If the Contract qualifies as an IRA under Section 408(b), then you must be the annuitant. We reserve the right to decline an application for any reason. If we decline an application, then we will refund the full initial payment.

After underwriting is completed and the Contract is delivered to you, the Contract will be deemed to have commenced as of the EFFECTIVE DATE. The Effective Date is a date within two business days after we received your completed application and the full initial payment. The CONTRACT DATE is the same as the Effective Date. We use the Contract Date to determine Contract

Years, Contract Months, and Contract Anniversaries.

PAYMENTS

INITIAL PAYMENT. The minimum initial payment you must pay to purchase a Contract is $2,500 ($2,000 for an IRA). The initial payment is the only payment we require you to make under the Contract. The Contract permits us to increase the minimum initial payment to $5,000 at any time. When you make the initial payment, you must specify whether it is for a purchase of a Nonqualified or Qualified Contract.

If the initial payment is derived from an exchange or surrender of another annuity contract, then we may require that you provide information about the federal income tax status of the previous annuity contract. We reserve the right to waive the minimum initial payment amount and accept less than $2,500.

If we receive a properly completed application with the initial payment, then we will credit that payment to the Contract within two business days of receiving the payment. We may deduct premium taxes from the payment before we credit it to the Contract. If we receive an incomplete application, then we will credit the payment within two business days of receiving the completed application. If, for any reason, we do not credit the payment to your account within five business days, then we will immediately return the payment to you. You may, after receiving notice of our delay, specifically request that we do not return the payment.

ADDITIONAL PAYMENTS. You may make additional payments while the Annuitant is living and before the Maturity Date. Currently, there is no minimum additional payment amount or maximum number of additional payments per Contract Year. In the future, we may require that each additional payment be at least $1,000 and limit the frequency of additional payments to a maximum of four per Contract Year.

We will credit any additional payments to the Contract upon receiving them at our customer service center.

12 PROSPECTUS

AUTOMATIC INVESTMENT PLAN. You may arrange to make regular investments ($50 minimum) into any of the Sub-Accounts through automatic deductions from your checking account. The Automatic Investment Plan cannot be used to allocate money to the General Account. Please call 1-800-833-0194 for more information.

LIMITATIONS ON PAYMENTS. We may require you to complete a financial questionnaire for payments in excess of $250,000. If any additional payments would cause your total payments to exceed $1,000,000, we may reject those payments. We will reject any payment that would cause the Account Value in the General Account to exceed $250,000.

For Contracts that qualify as IRAs under Section 408(b) of the Code, the total payments (including the initial payment) in any calendar year may not exceed $3,000, unless the portion in excess of $3,000 qualifies as a rollover amount or contribution under Section 402(c), 408(d)(3), or other applicable provisions of the Code.

You should make all checks or drafts payable to Scudder Horizon Plan. You can also make a payment by requesting on the application that Scudder Insurance Agency of New York, Inc. redeem shares in an existing Scudder Fund Account and apply the proceeds towards a Contract.

ALLOCATING PAYMENTS

You may allocate payments to one or more of the Sub-Accounts, to the General Account, or to both. If you allocate any portion of a payment to the General Account, then you must specify the Declaration Period(s) to which you are allocating those funds. You must specify the payment allocations in your application. We will allocate the initial payment according to your specifications, once we receive it at our customer service center.

You must make all allocations in whole percentages and they must total 100%. If the allocations do not total 100%, then we will re-compute the allocations proportionately by dividing the percentage in each Sub-Account you selected, by the sum of the percentages you indicated. We will apply this new percentage to the payment. The following example illustrates how we make this re-computation:

EXAMPLE

	INDICATED ALLOCATION		ACTUAL ALLOCATION
Sub-Account #1	25%	25% / 105% ^	24%
Sub-Account #2	40%	40% / 105% ^	38%
Sub-Account #3	40%	40% / 105%^^	38%
Total	105%		100%

WE WILL ALLOCATE ALL PAYMENTS AT THE TIME WE CREDIT SUCH PAYMENTS TO YOUR CONTRACT. We will allocate any additional payments you make to the Sub-Accounts and/or the General Account in the same proportion as the initial payment. You may change the allocation percentages by sending us written notice. Once you make a change in allocation, we will allocate all future payments in accordance with your new allocation percentages. This will continue until you send us written notice of any changes. However, if you have funds deducted from a checking account under the Automatic Investment Plan option, then you must provide us with written notice to change the allocation of future additional payments.

TRANSFERS

Before the Maturity Date, you may transfer amounts among the Sub-Accounts, between the Sub-Accounts and the General Account, and between different Declaration Periods in the General Account.

You may transfer amounts from the General Account to any of the Sub-Accounts and to different Declaration Periods in the General Account only at the end of the Declaration Period to which you allocated that amount. You may transfer amounts from a Sub-Account to the General Account at any time, as long as that transfer would not cause your Contract’s value in the General Account to exceed $250,000.

We do not impose a charge for any transfers. In the future, if you request more than two transfers during a Contract Year, we may deduct $20 from each Sub-Account from which you transfer funds.

You must request a transfer by sending us written notice or by telephone (if you have a currently valid telephone transfer request form on file with us). We employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we follow such procedures, then we will not be liable for any losses due to unauthorized or fraudulent instructions. If we do not follow those reasonable procedures, then we may be liable for such losses. The procedures we follow for telephone transfers include confirming the correct name, the contract number and the personal code for each telephone transfer.

The Contract is intended for long-term investment. Frequent trading in response to short term fluctuations in markets can disrupt managemnet of a Portfolio and raise its expenses, which can impair Portfolio performance. At our discretion, we may restrict, limit or refuse transfers, that are considered by us to be to the disadvantage of other Contract owners or that may have a detrimental effect on a Portfolio.

13 PROSPECTUS

EXCESSIVE TELEPHONE TRANSFER TRADING LIMITS

We reserve the right to limit the number of telephone transfers among the Variable Sub-Accounts in any Contract year, or to refuse any Variable Sub-Account telephone transfer request, if:

•     we believe, in our sole discretion, that excessive telephone transfer trading by such Contract Owner or Owners, or a specific transfer request or group of transfer requests may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or the share prices of the corresponding Funds or would be to the disadvantage of other Contract Owners; or

•    we are informed by one or more of the corresponding Funds that they intend to restrict the purchase or redemption of Fund shares because of excessive telephone transfer trading or because they believe that a specific telephone transfer or groups of telephone transfers would have a detrimental effect on the prices of Fund shares.

At any time we may suspend, modify or terminate your privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Variable Sub-Accounts in any Conract year, or to refuse any Variable Sub-Account transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.

We will deem transfers effective and determine values in connection with transfers at the end of the VALUATION PERIOD during which we receive the transfer request.

ASSET REBALANCING OPTION. You may select the Asset Rebalancing Option if you wish to maintain a particular percentage allocation among the Sub-Accounts. With Asset Rebalancing, we automatically reallocate the Account Value in the Sub-Accounts quarterly to your selected allocations. Over a period of time, this method of investing may help you buy low and sell high although there can be no assurance of this. This investment method does not assure profits and does not protect against a loss in declining markets. Asset Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Account Value allocated to the better performing segments.

To elect the Asset Rebalancing Option, the Account Value in your Contract must be at least $2,500 and we must receive a completed Asset Rebalancing Option form at our customer service center. You must designate the Sub-Accounts and the percentage allocations that you want us to rebalance each quarter. The percentages must total 100%. If you elect the Asset Rebalancing Option, then all the new money you direct into the Sub-Accounts will be included in the Asset Rebalancing Option. You may not participate in Dollar Cost Averaging and asset rebalancing at the same time. The General Account is not available for the Asset Rebalancing Option.

Selecting asset rebalancing will result in the transfer of funds to one or more of the Sub-Accounts on the date you specify. If you have specified, or we receive the form on, the 29th, 30th or 31st, then we will consider the effective date to be the first Valuation Date of the following month. If you do not specify a date or if we receive the request after your specified date, then we will transfer funds on the date we receive the Asset Rebalancing Option form and on the quarterly anniversary of the applicable date thereafter. We will execute the rebalancing and determine all values in connection with the rebalancing at the end of the Valuation Date on which the transfers occur. If the effective date is not a Valuation Date, then the transfer will occur on the next Valuation Date.

You may terminate this option at any time by sending us written notice. We will automatically terminate this option if you request any transfers outside the Asset Rebalancing program. If you wish to resume the Asset Rebalancing Option after it has been canceled, then you must complete a new Asset Rebalancing Option form and send it to our customer service center. We may discontinue, modify, or suspend the Asset Rebalancing Option at any time.

DOLLAR COST AVERAGING. Dollar cost averaging is a systematic method of investing by which you purchase units in fixed dollar amounts so that the cost is averaged over time. You may begin dollar cost averaging by authorizing us to make periodic transfers from any one Sub-Account to one or more other Sub-Accounts. Amounts transferred will purchase units in those Sub-Accounts at that Sub-Account’s UNIT VALUE as of the Valuation Date on which the transfer occurs. Since the value of the units will vary, the amounts transferred to a Sub-Account will purchase more units when the Unit Value is low and fewer units when the Unit Value is high. Similarly, the amounts transferred to a Sub-Account will result in the liquidation of more units when the Unit Value is low and fewer units when the Unit Value is high. Dollar cost averaging does not assure a profit or protect against a loss in declining markets.

You may elect the Dollar Cost Averaging Option if the Account Value in your Contract is at least $2,500 and you send our customer service center a completed Dollar Cost Averaging Option form. You must designate the frequency of the transfers, the expiration date for the program, the Sub-Account from which to take the transfers, the Sub-Accounts to receive the funds, and the allocation percentages.

You may not participate in the Dollar Cost Averaging and Asset Rebalancing Options at the same time. The General Account is not available for the Dollar Cost Averaging Option.

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After we receive a completed Dollar Cost Averaging Option form, we will transfer your designated amounts from the Sub-Account from which you wish to make transfers to your chosen Sub-Accounts. $50 is the minimum amount that you may transfer. Each transfer occurs on your specified date. If you specify, or we receive the form on the 29th, 30th or 31st, then we will consider the effective date to be the first Valuation Date of the following month. If you do not specify a date, then we will transfer the funds on the monthly, quarterly, semiannual or annual anniversary (whichever corresponds to your selected frequency) of the date that we received your completed Dollar Cost Averaging Option form. The amounts transferred will receive the Unit Values for the affected Sub-Accounts at the end of the Valuation Date on which the transfers occur. If the anniversary is not a Valuation Date, then the transfer will occur on the next Valuation Date. Dollar cost averaging will terminate when we have transferred the total amount elected, or when the value in the Sub-Account from which transfers are made is insufficient to support the requested transfer amount.

You may terminate this option at any time by sending us written notice. When we receive written notice that you want to terminate the Dollar Cost Averaging Option, then we will stop all transfers, unless you instruct otherwise. You must complete a new Dollar Cost Averaging Option form and send it to our customer service center if you wish to continue the Dollar Cost Averaging Option after the expiration date you specified, or the amount in the elected Sub-Account is depleted, or you canceled the Dollar Cost Averaging Option.

We may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.

ACCOUNT VALUE

On the Effective Date, your Account Value equals your initial payment. On any other day, your Account Value equals:

your Account Value from the previous Valuation Date

INCREASED BY:

1. any additional net payments we receive,

2. any increase in the Account Value due to positive investment results of the Sub-Accounts you selected, and

3. any interest earned on your Account Value held in the General Account;

AND REDUCED BY:

4. any decrease in the Account Value due to negative investment results of the Sub-Accounts you selected,

5. a daily charge to cover our assumed mortality and expense risks and the cost of administering the Contract, and

6. any amounts you withdrew from the Contract, including any amounts withheld as federal or state income taxes.

If we charge a records maintenance fee or transfer fee in the future, we will deduct those amounts from your Account Value.

A Valuation Period is the period between successive Valuation Dates. It begins at the close of business on each Valuation Date and ends at the close of business on the next Valuation Date. A Valuation Date is each day that the New York Stock Exchange (NYSE) is open for business.

You should expect your Account Value to change between the Valuation Periods to reflect the investment experience of the Sub-Accounts in which you invest, any interest earned in the General Account, and the deduction of charges. Your Contract stops accumulating value after the Maturity Date.

UNIT VALUE. Each Sub-Account has a distinct value (“Unit Value”). When you allocate a payment or transfer an amount to a Sub-Account, we base the number of units you purchase on the Unit Value of the Sub-Account at the end of the Valuation Period during which you make the allocation. Units are redeemed in a similar manner when you transfer amounts out of, or withdraw amounts from, a Sub-Account.

For each Sub-Account, the Unit Value on a given Valuation Date is based on the net asset value of a share of the corresponding Portfolio in which such Sub-Account invests. Each Valuation Period has a single Unit Value that applies to each day in the Valuation Period and which is calculated as of the end of the Valuation Period. The Unit Value for each subsequent Valuation Period is the Investment Experience Factor (described below) for that Valuation Period multiplied by the Unit Value for the immediately preceding Valuation Period.

INVESTMENT EXPERIENCE FACTOR. The Investment Experience Factor measures a Sub-Account’s investment performance during a Valuation Period. An Investment Experience Factor is calculated separately for each of the Sub-Accounts. A Sub-Account’s Investment Experience Factor for a Valuation Period equals (a)

divided by (b), minus (c), where:

is (i) the value of the net assets held in the Sub- Account at the end of the Valuation Period, PLUS

(ii) the investment income and capital gains (realized or unrealized) credited to the net assets of that Sub-Account during the Valuation Period for which we determine the Investment Experience Factor, MINUS

(iii) the capital losses (realized or unrealized) charged against those assets during the Valuation Period, MINUS

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(iv) any amount charged against the Sub-Account for taxes or any amount that we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-Account; and is the value of the net assets of that Sub-Account at the end of the preceding Valuation Period; and is a charge to compensate us for certain administrative expenses and mortality and expense risks that we assume in connection with the Contracts.

CONTRACT OWNERSHIP

You may designate a new Owner or Joint Owner at any time during the Annuitant’s life. If you name a Joint Owner, then we will presume the ownership to be as joint tenants with right of survivorship, unless you otherwise specify. If any Owner dies before the Annuitant and before the Maturity Date, then the Owner’s rights will belong to the surviving Joint Owner, if any, or otherwise to the Beneficiary(ies). The interest of any Owner or Joint Owner may be subject to the rights of any assignee.

Changing ownership of this contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.

A NEW OWNER OR A JOINT OWNER MAY NOT BE DESIGNATED UNDER A CONTRACT THAT QUALIFIES AS AN INDIVIDUAL RETIREMENT ANNUITY (“IRA”) UNDER SECTION 408(B) OF THE CODE.

You may designate a new Owner by sending us written notice. The change will take effect as of the date you sign the written notice. We will not be liable for any payment made or other action taken before we receive and record the written notice.

ASSIGNMENT OF CONTRACT

Except in the case of a Contract that qualifies as an IRA under Section 408(b) of the Code, you may assign all or a portion of your right to receive annuity payments under the Contract or assign the Contract as collateral security.

If you assign any portion of the right to receive annuity payments before the Maturity Date, then the assignee is entitled to receive the assigned annuity payments in a lump sum, as of the Maturity Date. If you assign any portion of the right to receive the assigned annuity payments, after the Maturity Date, then the assignee will receive the assigned annuity payments in accordance with the annuity income option in effect on the Maturity Date. The assignee may not select an annuity income option or change an existing annuity income option.

For a Qualified Contract, certain assignments may adversely affect the qualification for special federal income tax treatment of the underlying retirement plan. We urge potential purchasers of Qualified Contracts to consult their tax advisers.

If you assign the right to receive annuity payments or assign the Contract as collateral security, then your rights and those of any Beneficiary will be subject to the assignment. We are not responsible for the adequacy of any assignment and will not be bound by the assignment until we receive satisfactory written evidence of the assignment. Assignment of this Contract may cause adverse tax consequences. Please consult with a competent tax advisor prior to assigning this Contract.

ACCESS TO YOUR MONEY

FULL AND PARTIAL SURRENDERS

At any time before the Maturity Date, you may fully or partially surrender the Contract, subject to certain conditions. If you surrender the Contract prior to the Maturity Date, you will receive the full Account Value less any applicable premium taxes or federal or state withholding.

We do not deduct surrender charges from full or partial surrenders of the Contract.

The minimum amount of a partial surrender is $500. The Contract must have an Account Value of at least $2,500 after the partial surrender. If we should increase minimum initial payment to $5,000, then Contracts issued after that date will be required to have an Account Value of at least $5,000 after a partial surrender.

Your partial surrender request must specify the amount you want withdrawn from each of the Sub-Accounts and/ or the General Account. If you withdraw value from the General Account, we will deduct the requested amount proportionately from each Declaration Period on a first-in, first-out basis within the Declaration Period(s).

YOU MUST PROVIDE US WITH SPECIFIC INSTRUCTIONS ABOUT HOW WE SHOULD WITHDRAW VALUE FROM THE SUB-ACCOUNTS AND/OR THE GENERAL ACCOUNT.

To make a partial surrender, you should send us a written request or call us, if you have a valid telephone transfer request form on file with us. You may make a full surrender only by sending us a written request. We will calculate the Account Value payable to you upon a full or partial surrender at the price next computed after we receive your surrender request.

If, when you make a surrender request, you have not provided us with a written election not to have federal income taxes withheld, then we, by law, must withhold taxes from the taxable portion of the surrender. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

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SYSTEMATIC WITHDRAWALS. We offer an option under which you may take partial surrenders of the Contract by systematic withdrawals. You may elect to receive systematic withdrawals before the Maturity Date by sending us a completed Systematic Withdrawal form at our customer service center that includes the written consent of any assignee or irrevocable Beneficiary. You may designate the systematic withdrawal amount as either a percentage of the Account Value or as a specified dollar amount. You may designate that systematic withdrawals be made monthly, quarterly, semiannually, or annually on a specific date. If you do not specify a date, then the systematic withdrawal option will begin on the date we receive the form. We will consider the effective date to be the first Valuation Date of the following month if we receive the form on the 29th, 30th or 31st or if you specify one of those dates.

Each systematic withdrawal must be at least $250. The systematic withdrawal option will terminate if the amount to be withdrawn exceeds the Account Value or would cause the Account Value to be below $2,500. If any portion of the systematic withdrawal is to be withdrawn from the General Account, then we will deduct the requested amount proportionately from each Declaration Period on a first-in, first-out basis within the Declaration Period(s).

Each systematic withdrawal will occur at the end of the Valuation Period during which you scheduled a withdrawal. We deduct the systematic withdrawal from your Account Value in the Sub-Accounts and/or the General Account, according to your specifications.

You may terminate this option at any time by sending us written notice. We will terminate this option if the amount to be withdrawn has caused the Account Value to be below $2,500. If you wish to resume systematic withdrawals, then you must send us a new Systematic Withdrawal form at our customer service center. We may discontinue, modify, or suspend the systematic withdrawal option at any time. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

ANNUITY PAYMENTS

If the Annuitant is living on the Maturity Date and the Contract is in force, then we will make fixed annuity payments to you under the annuity income option you select. We will make the first annuity payment within seven days after the Maturity Date.

The amount of the periodic annuity payments you receive depends upon:

(i) the Account Value you have accumulated on the Maturity Date,

(ii) the Annuitant’s age and sex (or, in the case of Annuity Income Option 2, the age and sex of the Annuitant and the JOINT ANNUITANT) on the Maturity Date, and

(iii) the annuity income option you selected.

On the Maturity Date, we determine the dollar amount of each annuity payment. That amount is fixed and will not change.

After the Maturity Date, the Contract no longer participates in the Variable Account. A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the contract, which is also called the “basis”. Once the investment in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. If, at the time of an annuity payment, you have not provided us with a written election not to withhold federal income taxes, then we, by law, must withhold such taxes from the taxable portion of such Annuity payment.

We determine the amount of the monthly annuity payments under annuity income options 1, 2, and 3, described below, by dividing the Account Value on the Maturity Date by 1,000 and multiplying the result by the appropriate factor. The factor is calculated based on market interest rates at the time of maturity. The factor will be equal to or greater than that contained in the applicable table in your Contract.

ANNUITY INCOME OPTIONS

At any time before the Maturity Date, you may designate the annuity income option under which we will pay annuity payments. If you do not select an annuity income option by the Maturity Date, then we will make monthly annuity payments to you under annuity income option 1.

If the Account Value is less than $2,000 or if it is insufficient to produce monthly payments of at least $20, then no annuity income options will be available unless we consent. In such cases, we will pay the Account Value in a lump sum.

We may offer other annuity income options on the Maturity Date. We will provide you with information concerning the availability of any additional annuity income options before the time that you have to select an annuity income option.

We currently offer the following annuity income options:

OPTION 1. LIFE ANNUITY WITH INSTALLMENT REFUND — We will make monthly annuity payments to you for the longer of:

(i) the Annuitant’s life; or

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(ii) until the sum of the monthly annuity payments made under the Contract equals the Account Value on the Maturity Date.

If the Owner dies before the sum of the monthly annuity payments we paid equals the Account Value on the Maturity Date, then we will pay the remaining annuity payments to your designated Beneficiary.

OPTION 2. JOINT AND SURVIVOR LIFE ANNUITY WITH INSTALLMENT REFUND — We will make monthly annuity payments to you for the longer of:

(iii) either the Annuitant’s or the Joint Annuitant’s life; or

(iv) until the sum of the monthly annuity payments made under the Contract equals the Account Value on the Maturity Date.

If all Owners die before the sum of the monthly annuity payments we paid equals the Account Value on the Maturity Date, then we will pay the remaining annuity payments to your designated Beneficiary.

If you select annuity income option 2, then you must designate a Joint Annuitant. We will use the Joint Annuitant’s life to determine the duration of annuity payments under annuity income option 2. The age and sex of both the Annuitant and the Joint Annuitant determine the amount of the monthly annuity payments under annuity income option 2. At any time before the Maturity Date, you may select a different Joint Annuitant by sending us written notice. You may not select a new Joint Annuitant after the Maturity Date.

OPTION 3. INSTALLMENTS FOR LIFE — We will make monthly annuity payments to you for as long as the Annuitant lives. Payments under this option will end with the last payment made before the Annuitant’s death. Under this option it is possible that you will receive only one annuity payment if the Annuitant died before the date of the second payment, two if he or she dies before the third annuity payment date, etc.

MATURITY DATE

The Maturity Date is the date on which we apply your money to an annuity income option. You may specify the Maturity Date in your application. You may change the Maturity Date at any time during the Annuitant’s life by sending us a written request before the currently scheduled Maturity Date.

The Maturity Date must be a CONTRACT ANNIVERSARY that is not later than:

(i) the Contract Anniversary nearest the Annuitant’s 80th birthday; or

(ii) ten years from the next Contract Anniversary, whichever is later.

If you do not specify a Maturity Date, then the Maturity Date will be the later of: (a) the 10th Contract Anniversary; or (b) the Contract Anniversary nearest the Annuitant’s 80th birthday.

DEATH BENEFIT

If the Annuitant dies before the Maturity Date, then we will pay you, the Owner, a death benefit as specified in the Contract. We do not pay a death benefit if the Annuitant dies on or after the Maturity Date.

If the Annuitant dies before the Maturity Date, then we will pay you a lump sum death benefit equal to the greater of:

(i) the Account Value; or

(ii) the Guaranteed Death Benefit, which is the sum of the payments you made, minus the sum of any partial surrenders.

If the Owner is a natural person, then the Owner may elect to continue the Contract and become the Annuitant if the deceased Annuitant was not an Owner. We calculate the amount of the death benefit at the price next computed after we receive PROOF OF DEATH for the Annuitant. We will pay you within seven days of receiving the Proof of Death, or as soon as we have sufficient information to make the payment. The Owner has 60 days from the date the Company receives due Proof of Death to select an income option without incurring a tax on the entire gain in the Contract. If the Owner elects to continue the Contract they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Owner. An additional 10% federal tax penalty may apply if the Owner is under age 59. Any amount included in the Owner’s gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions. If the deceased Annuitant was an Owner, then we will in all events pay the Death Benefit within five years of the date of the deceased Annuitant’s death.

BENEFICIARY PROVISIONS

If the Beneficiary survives the Owner(s), then the Beneficiary will receive amounts payable under the Contract. If you do not specify a Beneficiary, or if no Beneficiary survives you by 30 days, then your estate will receive any remaining amounts payable under the Contract. While the Annuitant is living, you may change the Beneficiary or Beneficiaries by sending us written notice. Once we receive the notice, we will initiate the change as of the date you signed the written notice. We will not be liable for any payment made or other action taken before we receive and record such written notice at our customer service center. A Beneficiary named irrevocably may not be changed without written consent of such Beneficiary. Any Beneficiary’s interest is subject to the rights of any assignee.

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DEATH OF OWNER

For a Nonqualified Contract in which any Owner is a natural person, is not the Annuitant, and dies before the Maturity Date and before the Annuitant’s death, the death benefit provisions described above do not apply.

In such circumstances, we will pay to the non-spousal Joint Owner the Account Value in a lump sum no later than five years following the date of the Owner’s death. If there is no Joint Owner, then we will pay the Beneficiary. We calculate the Account Value at the price next computed after we receive the Owner’s Proof of Death. If the sole surviving Joint Owner or the sole Beneficiary is the Owner’s surviving spouse, then he or she may elect to continue the Contract as if he or she were the original Owner.

EMPLOYMENT-RELATED BENEFIT PLANS

In 1983, the Supreme Court held in, Arizona Governing Committee v. Norris, that optional annuity payments provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. This Contract contains annuity payment rates for certain annuity income options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which they may purchase a Contract.

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EXPENSES

We do not deduct commissions or sales charges from your payments when you invest in the Contract. We do not take surrender charges upon full or partial surrender of the Contract. We pay distribution expenses out of our own funds.

We will deduct certain charges and deductions from your Account Value to compensate us for providing the annuity payments, assuming certain risks in connection with the Contract, and administering the Contract.

If there are profits from the fees and charges that we deduct under the Contract, including but not limited to mortality and expense risk charges, then we may use such profits to finance the distribution of the Contracts.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a charge from your Contract’s value in the Sub-Accounts for certain mortality and expense risks in connection with the Contracts. We deduct the charge daily at an annual rate of 0.40% of the average daily net assets you have in each Sub-Account. We reserve the right to increase the Mortality and Expense Risk Charge to 0.70%, the maximum set forth in the Contract.

The mortality and expense risk charge only applies during the period from the Effective Date to the Maturity Date and is not imposed against the General Account. The Investment Experience Factor for each Sub-Account reflects this charge.

Changes in actual mortality experience or actual expense do not affect the Account Value or annuity payments. The mortality risks arise from the contractual obligations to pay death benefit before the Maturity Date and to make annuity payments for the Annuitant’s entire life (or, in the case of annuity income option 2, the entire life of the Annuitant and the Joint Annuitant). Thus, we assure you that neither the Annuitant’s longevity (or, in the case of annuity income option 2, the Annuitant’s and the Joint Annuitant’s longevity) nor a greater than expected improvement in life expectancy, will adversely affect the annuity payments. This eliminates the risk of outliving the funds accumulated for retirement in instances in which the Contract is purchased to provide funds for retirement. The expense risk is the risk that the actual expenses involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, and costs of other services may exceed the amount recovered from any administrative charges.

CONTRACT ADMINISTRATION CHARGE

The Contract’s administrative expenses include processing applications, Contract changes, tax reporting, full and partial surrenders, death claims, and initial and subsequent payments; preparing annual and semiannual reports to Owners and regulatory compliance reports; and overhead costs.

We deduct a charge from your Contract’s value in the Sub-Accounts for the administrative expenses we incur in connection with the Contract and the Variable Account. We deduct the charge daily at an annual rate of 0.30% of the average daily net assets you have in each Sub-Account. The Contract Administration Charge only applies during the period from the Effective Date to the Maturity Date and is not imposed against the General Account. The Investment Experience Factor for each Sub-Account reflects this charge.

RECORDS MAINTENANCE CHARGE

Currently, we do not charge for records maintenance. The Contract permits us to deduct a maximum amount of $40 from your Account Value at the end of each Contract Year to reflect the cost of performing records maintenance for the Contracts. If we imposed this charge, then we would deduct it proportionately from each Sub-Account and each of the Declaration Period(s) in the General Account (on a first-in, first-out basis within each Declaration Period) in which you have allocated funds. If we deducted a Records Maintenance Charge, then it would apply only during the period from the Effective Date to the Maturity Date. If you surrender the Contract during a Contract Year, then we would not prorate it.

PREMIUM TAXES

Under New York law, we currently do not pay a premium tax. The Contract permits us to deduct any applicable premium taxes with respect to any future payments.

OTHER TAXES

We currently do not charge the Variable Account for any federal, state, or local taxes other than premium taxes. If we decide to impose any such taxes on the Variable Account, then we may deduct such taxes from amounts you have invested in the Variable Account.

TRANSFER CHARGES

We do not charge for transfers among Sub-Accounts. However, the Contract permits us to deduct $20 from each Sub-Account for each transfer you make in excess of two in a Contract Year.

We do not consider the following to be transfers: (i) initial allocations of payments, (ii) reallocations among the Declaration Periods within the General Account, or (iii) reallocations from the General Account to any Sub-Accounts at the end of a Declaration Period.

We treat all transfer requests, made at the same time, as one request. We may impose the transfer charge at any time.

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PORTFOLIO CHARGES

The Portfolios deduct investment charges from amounts you have invested in the Portfolios. For more information, see the Fund’s prospectus.

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FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. INTRAMERICA MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF INTRAMERICA LIFE INSURANCE COMPANY

Intramerica is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code (the “Code”). Since the Variable Account is not an entity separate from Intramerica, and its operations form a part of Intramerica, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Intramerica believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Intramerica does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Intramerica does not intend to make provisions for any such taxes. If Intramerica is taxed on investment income or capital gains of the Variable Account, then Intramerica may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

•	the Contract Owner is a natural person,

•	the investments of the Variable Account are “adequately diversified” according to Treasury Department regulations, and

•	Intramerica is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner ruleare: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions To The Non-Natural Owner Rule section.

In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be “adequately diversified” consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Intramerica does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a Contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

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Your rights under the Contract are different than those described by the IRS in rulings in which it found that Contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among a broader selection of investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Intramerica does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. The Federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

•

if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner’s death;

•

if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner’s death. These requirements are satisfied if any portion of the Contract Owner’s interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner’s death. If the Contract Owner’s designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

•

if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract Owned by a non-natural person will be treated as the death of the Contract Owner.

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

•	if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

•	if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

•	made on or after the date the Contract Owner attains age 59 1/2,

23 PROSPECTUS

•	made as a result of the Contract Owner’s death or becoming totally disabled,

•	made in substantially equal periodic payments over the Contract Owner’s life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

•	made under an immediate annuity, or

•	attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner’s attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract for a new non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax. Currently we do not allow assignments.

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Intramerica (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

INCOME TAX WITHHOLDING

Generally, Intramerica is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Intramerica is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. Withholding may be reduced or eliminated by an income tax treaty between the U.S. and the non-resident alien’s country of residence if the payee provides a U.S. taxpayer identification number on Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number (“ITIN”).

ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number.

TAX QUALIFIED CONTRACTS

The income on qualified plan and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Contracts may be used as investments with certain qualified plans such as:

•	Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

•	Roth IRAs under Section 408A of the Code;

•	Simplified Employee Pension Plans under Section 408(k) of the Code;

•	Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

•	Tax Sheltered Annuities under Section 403(b) of the Code;

•	Corporate and Self Employed Pension and Profit Sharing Plans under Sections 401 and 403; and

•	State and Local Government and Tax-Exempt Organization Deferred Compensation Plans under Section 457.

24 PROSPECTUS

Intramerica reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above or to modify the Contract to conform with tax requirements.

The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Intramerica can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent’s IRA or Qualified Plan under which the decedent’s surviving spouse is the beneficiary. Intramerica does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent’s IRA or Qualified Plan.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED QUALIFIED CONTRACT. If you make a partial withdrawal under a Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

“Qualified distributions” from Roth IRAs are not included in gross income. “Qualified distributions” are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

•	made on or after the date the Contract Owner attains age 59 1/2,

•	made to a beneficiary after the Contract Owner’s death,

•	attributable to the Contract Owner being disabled, or

•	made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

“Nonqualified distributions” from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, qualified plans require minimum distributions upon reaching age 701/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that the certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

Intramerica reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

•	made on or after the date the Contract Owner attains age 59 1/2,

•	made as a result of the Contract Owner’s death or total disability,

•	made in substantially equal periodic payments over the Contract Owner’s life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

•	made pursuant to an IRS levy,

•	made for certain medical expenses,

•	made to pay for health insurance premiums while unemployed (only applies for IRAs),

•	made for qualified higher education expenses (only applies for IRAs), and

•	made for a first time home purchase (up to a $10,000 lifetime limit and only applies for IRAs).

25 PROSPECTUS

During the first 2 years of the individual’s participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON QUALIFIED CONTRACTS. With respect to Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer’s attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

INCOME TAX WITHHOLDING ON QUALIFIED CONTRACTS. Generally, Intramerica is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered “eligible rollover distributions.” The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Intramerica is required to withhold federal income tax at a rate of 20% on all “eligible rollover distributions” unless you elect to make a “direct rollover” of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

•	required minimum distributions, or,

•	a series of substantially equal periodic payments made over a period of at least 10 years, or,

•	a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

•	hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Intramerica is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. Withholding may be reduced or eliminated by an income tax treaty between the U.S. and the non-resident alien’s country of residence if the payee provides a U.S. taxpayer identification number on Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number (“ITIN”). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be “rolled over” on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or “rolled over” to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS. Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Account. If an annuity is purchased inside of an Individual Retirement Account, then the annuitant must be the same person as the beneficial owner of the Individual Retirement Account. The death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the annuitant.

SIMPLIFIED EMPLOYEE PENSION PLANS. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

26 PROSPECTUS

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS). Sections 408(p) and 401(k) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an IRA or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

TAX SHELTERED ANNUITIES. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

•	attains age 59 1/2,

•	separates from service,

•	dies,

•	becomes disabled, or

•	incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Intramerica is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept Employee Retirement Income Security Act of 1974 (ERISA) funds in 403(b) contracts.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. Self-employed individuals may establish tax favored retirement plans for themselves and their employees. Such retirement plans (commonly referred to as “H.R.10” or “Keogh”) may permit the purchase of annuity contracts.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/ custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees’ gross income until distributed from the plan.

GENERAL PROVISIONS

THE CONTRACT

The Contract, its endorsements, riders, and the Contract application constitute the entire contract between Intramerica and the Owner. Only the President, a Vice President, or the Secretary of Intramerica is authorized to change or waive the terms of a Contract. Any change or waiver must be in writing and signed by one of those persons.

DELAY OF PAYMENT AND TRANSFERS

We will pay any amount due from the Variable Account for a full or partial surrender, the death benefit, or the death of the Owner of a Nonqualified Contract, generally within seven days from the date we receive written notice. We may be permitted to defer such payment, and transfers, if:

•	the NYSE is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

•	an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or

•	the SEC permits a delay for the protection of Owners.

We anticipate that payments and transfers from the General Account will occur within seven business days after receipt of written notice. We reserve the right to defer payments to be made from the General Account for up to six months.

We may postpone any payment that is derived, all or in part, from any amount paid to us by check or draft until we determine that such instrument has been honored.

CONTRACT EXPIRATION

The Contract will expire and be of no effect when the Account Value is insufficient to cover deductions for the mortality and expense risk charge, the contract administration charge, any records maintenance charge, or transfer charges.

27 PROSPECTUS

MISSTATEMENT OF AGE OR SEX

If the Annuitant’s age or sex (and/or the Joint Annuitant’s age or sex, if annuity income option 2 is selected) has been misstated on the application, then we will recalculate the annuity payments to reflect the calculations that would have been made had the Annuitant’s (and/or Joint Annuitant’s) age and sex been correctly stated. If we underpay or overpay the annuity benefit because of a misstatement, then we will add or subtract that amount, with interest at 6% per year, from the current or next succeeding payment.

NONPARTICIPATING CONTRACT

The Contract does not participate in our divisible surplus. The Contract does not pay dividends.

NOTICES AND INQUIRIES

Please send any written notice or request to:

Scudder Horizon Plan

Customer Service Center

P.O. Box 82656 Lincoln, NE 68501-2656

Send overnight mail to:

Scudder Horizon Plan

Customer Service Center

2940 S. 84th Street

Lincoln, NE 68506

Any notice or request must be on the form and contain the information we require. This includes the Contract number and your full name and signature. Any notice that we send you will be sent to the address shown in the application unless we have on file a written notice of an address change. All inquiries should include your Contract number and full name. If you need additional information, you may call us at (800) 833-0194.

RECORDS AND REPORTS

At the end of each calendar quarter, Allstate, or its designee, on our behalf, will send you, at your last known address of record, statements listing the Account Value, additional payments, transfers, any charges, and any partial surrenders made during the year. You will also be sent the Fund’s annual and semiannual reports.

28 PROSPECTUS

DISTRIBUTION OF THE CONTRACT

ALFS, Inc. (“ALFS”), located at 3100 Sanders Road, Northbrook, IL 60062, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and is a member of the NASD.

Intramerica does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Owners arising out of services rendered or Contracts issued.

ALFS has contracted with Scudder Distributors, Inc. (“Scudder”) for Scudder’s services in connection with the distribution of the Contracts. Scudder is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the NASD. Individuals directly involved in the sale of the Contracts are registered representatives of Scudder and our licensed agents. The principal address of Scudder is 222 South Riverside Plaza, Chicago, Illinois 60606.

THE GENERAL ACCOUNT

Amounts you allocate or transfer to the General Account become part of our General Account assets that support our annuity and insurance obligations. The General Account includes all of our assets, except those assets segregated in separate accounts. According to the investment advisory agreement effective July 1, 1999 between Intramerica and Allstate Insurance Company, Allstate Insurance Company is responsible for investing the assets of the General Account, subject to applicable law.

Because of exemptive and exclusionary provisions in the federal securities laws, we have not registered interests in the General Account under the Securities Act of 1933 (the “1933 Act”), and the General Account is not registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interest therein is subject to the provisions of such statutes, and, as a result, the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. However, disclosures about the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

We guarantee that we will credit interest to amounts you allocate to the General Account at an effective annual rate of at least 3.5% compounded monthly. We may declare higher interest rates from time to time at our discretion. We will credit the declared interest rate for a specific period of time, called a Declaration Period. A Declaration Period will not be less than one year or more than 3 years. You may elect one or more Declaration Periods currently offered when you allocate or transfer funds to the General Account. At any one time, your money held in a Declaration Period may be earning different declared interest rates, if you allocated funds to that Declaration Period at different times.

We cannot accept allocations to the General Account that would increase your Contract’s value in the General Account to over $250,000. We guarantee that the value held in the General Account will equal all amounts that you allocated or transferred to the General Account, plus any interest credited, less any amounts that you surrendered or transferred from the General Account, and less any applicable charges. Amounts you allocate to the General Account do not share in the investment experience of the General Account.

You may not allocate or transfer an amount from or within the General Account to the General Account before the end of that amount’s Declaration Period. We will send notice to you 30 days before the expiration of a Declaration Period and ask you how to reallocate the amounts in the expiring Declaration Period. IF WE DO NOT RECEIVE YOUR INSTRUCTIONS BEFORE THE END OF THE DECLARATION PERIOD, THEN WE WILL TRANSFER YOUR VALUE IN THE EXPIRING DECLARATION PERIOD TO THE MONEY MARKET SUB-ACCOUNT.

VOTING RIGHTS

We will vote the Fund’s shares held in the Variable Account at regular and special shareholder meetings of the Fund in accordance with instructions we received from persons having voting interests in the Sub-Accounts. If we determine that the law permits us to vote the Fund’s shares in our own right, then we may elect to do so.

We will separately calculate the number of votes that you have the right to instruct for each Sub-Account. We will determine the number of votes for each Sub-Account, that you have the right to instruct, by dividing your Contract’s value in a Sub-Account by the net asset value per share of the corresponding Portfolio in which the Sub-Account invests. We count fractional shares. The

29 PROSPECTUS

number of votes of a Portfolio, that you have the right to instruct, will be determined as of the same date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications before that meeting in accordance with procedures established by the Fund.

We will vote the Fund’s shares, for which we do not receive timely instructions, in proportion to the voting instructions which we receive for all of the variable annuity contracts (including the Contracts) that we issue and are participating in that Portfolio. We will also vote our shares that are not attributable to variable annuity contracts in the same proportion.

Separate accounts of other insurance companies, including insurance companies affiliated with us, may also invest premiums for variable life and variable annuity contracts in the Fund. It is to be expected that Fund shares held by those separate accounts will be voted according to the instructions of the owners of those variable life and variable annuity contracts. This will dilute the effect of your voting instructions. We do not see any disadvantages to this dilution.

Each person having a voting interest in a Sub-Account will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

LEGAL MATTERS

All matters of New York law pertaining to the Contracts, including the validity of the Contracts and Intramerica’s right to issue such Contracts under New York insurance law, have been passed upon by Michael J. Velotta, General Counsel of Intramerica.

ADDITIONAL INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, and the 1940 Act with respect to the Contract offered hereby. This prospectus does not contain all of the information set forth in the full registration statement. For instance, this prospectus only summarizes the contents of the Contract and other legal instruments contained in the full registration statement. For a complete statement of the terms of those documents, please refer to the full registration statement as filed.

30 PROSPECTUS

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

31 PROSPECTUS

APPENDIX A — CONDENSED FINANCIAL INFORMATION

The following condensed financial information is derived from the financial statements of the Variable Account. You should read the data along with financial statements, related notes, and other financial information included in the Statement of Additional Information.

The following table sets forth information regarding the Sub-Accounts for a Contract for periods through December 31, 2002.

BALANCED SUB-ACCOUNT

UNIT VALUE AT END OF YEAR	NUMBER OF UNITS AT END OF YEAR

2002	$37.453	136,466

2001	$44.412	139,707

2000	$47.612	144,821

1999	$49.936	156,989

1998	$42.735	156,673

1997	$34.936	129,522

1996	$28.326	143,029

1995	$25.496	139,688

1994	$20.270	127,222

1993	$20.840	148,473

1992	$19.531	119,541

BOND SUB-ACCOUNT

UNIT VALUE AT END OF YEAR	NUMBER OF UNITS AT END OF YEAR

2002	$31.932	60,981

2001	$29.870	49,665

2000	$28.448	58,340

1999	$25.911	56,407

1998	$26.344	67,746

1997	$24.894	79,182

1996	$22.979	85,140

1995	$22.508	96,927

1994	$19.181	94,625

1993	$20.287	98,676

1992	$18.179	96,098

CAPITAL GROWTH SUB-ACCOUNT

UNIT VALUE AT END OF YEAR	NUMBER OF UNITS AT END OF YEAR
2002	$37.790	221,641

2001	$53.741	259,678

2000	$67.112	270,948

1999	$75.010	303,190

1998	$55.857	277,711

1997	$45.649	258,472

1996	$33.863	85,140

1995	$28.388	96,927

1994	$22.222	94,625

1993	$24.773	98,676

1992	$20.638	96,098

1991	$19.514	62,249

32 PROSPECTUS

GLOBAL DISCOVERY SUB-ACCOUNT/1/
UNIT VALUE AT END OF YEAR		NUMBER OF UNITS AT END OF YEAR

2002	$15.631	117,631

2001	$19.648	132,638

2000	$ 26.241	174,680

1999	$ 27.900	139,329

1998	$ 16.937	120,918

1997	$ 14.648	125,941

1996	$ 13.126	115,344

GROWTH AND INCOME SUB-ACCOUNT/1/
UNIT VALUE AT END OF YEAR		NUMBER OF UNITS AT END OF YEAR

2002	$19.613	195,817

2001	$25.693	248,273

2000	$29.171	277,175

1999	$30.005	321,212

1998	$28.485	446,200

1997	$26.835	503,367

1996	$20.713	381,681

1995	$17.075	279,098

1994	$13.053	145,245

INTERNATIONAL SUB-ACCOUNT
UNIT VALUE AT END OF YEAR		NUMBER OF UNITS AT END OF YEAR
2002	$26.216	350,926

2001	$32.340	174,286

2000	$47.104	224,670

1999	$60.583	283,758

1998	$39.486	247,493

1997	$33.560	261,369

1996	$30.987	305,834

1995	$27.188	302,226

1994	$24.641	339,372

1993	$25.027	261,484

1992	$18.287	84,950

GROWTH SUB-ACCOUNT/1,2/

UNIT VALUE AT END OF YEAR		NUMBER OF UNITS AT END OF YEAR
2002	$5.913	6,194

2001	$8.436	98,980

2000	$11.070	84,207

1999	$20.592	346,599

33 PROSPECTUS

MONEY MARKET SUB-ACCOUNT

UNIT VALUE AT END OF YEAR		NUMBER OF UNITS AT END OF YEAR

2002	$22.565	185,407

2001	$22.390	509,877

2000	$21.700	431,292

1999	$20.592	346,599

1998	$19.749	356,660

1997	$18.890	226,875

1996	$18.074	238,274

1995	$17.316	243,859

1994	$16.507	268,339

1993	$16.030	131,078

1992	$15.740	125,768

21ST CENTURY GROWTH SUB-ACCOUNT/1/

UNIT VALUE AT END OF YEAR		NUMBER OF UNITS AT END OF YEAR

2002	$6.023	12,487

2001	$10.324	20,549

2000	$13.518	57,277

1999	$20.592	346,599

/1/The Growth and Income Sub-Account commenced operations on May 1, 1994. The Global Discovery Sub-Account commenced operations on May 1, 1996. The 21st Century Growth Sub-Account and the Growth Sub-Account commenced operations on May 3, 1999. The Unit Value for these Sub-Accounts at commencement was 12.500.

/2 /On May 1, 2001 the Fund in which this Variable Sub -Account invests merged into the Growth Portfolio of the Scudder Variable Series II. We have made a corresponding change in the name of the Sub-Account that invests in that Fund.

34 PROSPECTUS

THE SCUDDER HORIZON PLAN

VARIABLE ANNUITY

No-Load Flexible Premium Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Intramerica Variable Annuity Account

Supplement dated November 1, 2021 to the

Statement of Additional Information dated May 1, 2003

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2003, for the Scudder Horizon Plan no-load flexible premium variable annuity contract (the “Contract”) supported by Intramerica Variable Annuity Account (the “Variable Account”), for which there is a related prospectus dated May 1, 2003, as supplemented on November 1, 2021. Please read this supplement and the SAI carefully in conjunction with the prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Intramerica Life Insurance Company (“Intramerica”). On November 1, 2021 Intramerica merged into Wilton Reassurance Life Company of New York a subsidiary of WRAC (the “Merger”).

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from Intramerica to WRNY. The Contracts continue to be funded by the Variable Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

For information or service concerning a Contract, you may contact us in writing at our Administrative Office located at P.O. Box 660191, Dallas, TX 75266-0191. You may also call us at 1-800-833-0194 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time.

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to Intramerica Life Insurance Company throughout the SAI that are not otherwise addressed below are replaced with references to WRNY

II.	Beginning on page 2, the following replaces the section titled “STATE REGULATION OF INTRAMERICA”:

STATE REGULATION OF WRNY

WRNY is a stock life insurance company organized under the laws of the State of New York on March 24, 1955. We are subject to regulation by the State of New York Insurance Department. We file quarterly statements covering the operations and reporting on the financial condition of Intramerica with the New York Superintendent of Insurance. Periodically, the Superintendent examines the financial condition of Intramerica, including the liabilities and reserves of the Variable Account and any other separate account of which we are the depositor.

WRNY is a wholly-owned subsidiary of Wilton Reassurance Company (“WRAC”), a Minnesota insurance company.

The Variable Account was originally established by First Charter Life Insurance Company (“First Charter”) on June 8, 1988. At that time, First Charter’s corporate name was “Baldwin Life Insurance Company” and the Variable Account was named “Baldwin Variable Annuity Account.” These names were changed to “First Charter Life Insurance Company” and “First Charter Variable Annuity Account” respectively, in October, 1988. On November 1, 1992, First Charter was merged with and into Intramerica. Pursuant to the merger, Intramerica acquired the Variable Account which was then renamed “Intramerica Variable Annuity Account.” On July 1, 1999, Allstate announced that it had purchased Intramerica from Leucadia National Corporation (“Leucadia”). On November 1, 2021, Intramerica merged into WRNY.

ALFS, Inc (“ALFS”) merged into Allstate Distributors, LLC (“ADLLC”), effective September 1, 2011. ALFS assigned its rights and delegated its duties as principal underwriter to ADLLC.

III.	On page 4, the fund table under the section titled “CALCULATION OF YIELDS AND TOTAL RETURNS” is deleted.

IV.	On page 4, the sections titled “EXPERTS” and “Financial Statements” are deleted and replaced with the following:

Financial Statements

The following financial statements are included in the supplement to the statement of additional information dated November 1, 2021:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Variable Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December 31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS , SEC file No. 811-05649, filed on April 21, 2021;

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Variable Account are presented in conformity with accounting principles generally accepted in the United States of America.

Experts. The statutory-basis financial statements of Wilton Reassurance Life Company of New York, as of and for the years ended December 31, 2020, 2019 and 2018 included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America. The variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of Allstate Life Insurance Company of New York included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America as the variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and financial highlights of each of the Sub-Accounts comprising the Intramerica Variable Annuity Separate Account (the “Account”) incorporated in this supplement to the Statement of Additional Information by reference from the Account’s Form N-VPFS, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Statutory-basis Financial Statements as of and for

the Years Ended December 31, 2020, 2019, and 2018

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Audit Committee of

Allstate Life Insurance Company

Northbrook, Illinois

We have audited the accompanying statutory-basis financial statements of Allstate Life Insurance Company of New York (the “Company”), which is a wholly-owned subsidiary of Allstate Life Insurance Company, which is a wholly-owned subsidiary of Allstate Insurance Company, which is, a wholly-owned subsidiary of Allstate Insurance Holdings, LLC, which is a wholly-owned subsidiary of The Allstate Corporation, which comprise the statutory-basis statements of financial position as of December 31, 2020, 2019 and 2018 and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory-basis financial statements.

Management’s Responsibility for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 2 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the New York State Department of Financial Services. The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 2 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Allstate Life Insurance Company of New York as of December 31, 2020, 2019 and 2018 or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Allstate Life Insurance Company of New York as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services as described in Note 2 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

May 19, 2021

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2020 AND 2019

(in thousands except par value and number of shares)	2020	2019
ADMITTED ASSETS
Bonds (fair value: $4,788,589 and $4,400,759)	$4,175,040	$3,996,839
Preferred stocks (fair value: $2,236 and $11,051)	1,796	10,562
Common stocks (cost: $170,915 and $123,957)	249,205	165,135
Mortgage loans on real estate	616,560	718,901
Cash, cash equivalents and short-term investments	130,453	220,888
Contract loans	37,280	38,563
Derivatives	8,469	6,047
Other invested assets	342,484	385,644
Receivables for securities	206	150,125
Securities lending reinvested collateral assets	1,414	391

Subtotals, cash and invested assets	5,562,907	5,693,095

Investment income due and accrued	44,801	45,804
Premiums and considerations	29,609	30,605
Reinsurance recoverables and other reinsurance receivables	5,060	1,547
Net deferred tax asset	32,760	29,598
Guaranty funds receivable or on deposit	908	919
Advanced benefits	6,421	5,900
Other assets	3,454	3,707
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	423,762	404,635

Total	$6,109,682	$6,215,810

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,536,404	$4,446,313
Liability for deposit-type contracts	314,658	343,000
Contract claims	18,556	28,197
Interest maintenance reserve	13,515	12,481
Transfers to Separate Accounts due or accrued (net)	8,570	12,822
Current federal and foreign income taxes	34	28,056
Asset valuation reserve	137,711	145,134
Payable to parent, subsidiaries and affiliates	4,674	4,480
Payable for securities lending	76,033	157,280
Reserve for uncashed checks	6,710	5,832
Other liabilities	13,204	13,413
From Separate Accounts Statement	423,762	404,635

Total liabilities	5,553,831	5,601,643

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	422,098	480,414

Total capital and surplus	555,851	614,167

Total	$6,109,682	$6,215,810

See notes to statutory-basis financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2020	2019
Premiums and annuity considerations for life and accident and health contracts	$170,685	$199,028
Net investment income	265,739	258,104
Amortization of interest maintenance reserve	6,257	3,211
Commissions and expense allowances on reinsurance ceded	2,212	2,559
Reserve adjustments on reinsurance ceded	(22,064)	(28,355)
Miscellaneous income	957	1,153

Total	423,786	435,700

Death benefits	90,551	72,782
Annuity benefits	151,598	171,567
Disability benefits and benefits under accident and health contracts	12,821	39,191
Surrender benefits and withdrawals for life contracts	86,405	140,144
Interest and adjustments on contracts or deposit-type contract funds	18,705	19,051
Increase (decrease) in aggregate reserves for life and accident and health contracts	90,091	(7,937)
Commissions on premiums, annuity considerations, and deposit-type contract funds	10,969	19,903
General insurance expenses	30,361	38,408
Insurance taxes, licenses and fees, excluding federal income taxes	7,248	7,845
(Increase) decrease in loading on deferred and uncollected premiums	122	(1,420)
Net transfers to or (from) Separate Accounts net of reinsurance	(35,702)	(44,302)
Other expenses	209	912

Total	463,378	456,144

Net loss from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	(39,592)	(20,444)

Federal and foreign income taxes incurred (excluding tax on capital gains)	9,383	26,390

Net loss from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	(48,975)	(46,834)

Net realized capital gains (losses) less capital gains tax of $(4,543) and $3,416	(17,092)	12,852

Net loss	$(66,067)	$(33,982)

See notes to statutory-basis financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2020	2019
Capital and surplus, December 31, prior year	$614,167	$644,474
Net loss	(66,067)	(33,982)
Change in net unrealized capital gains (losses)	(6,275)	16,484
Change in net unrealized foreign exchange capital gains (losses)	4,055	(3,698)
Change in net deferred income tax	19,961	29,258
Change in nonadmitted assets	(17,413)	(15,554)
Change in asset valuation reserve	7,423	(22,815)

Capital and surplus, December 31, current year	$555,851	$614,167

See notes to statutory-basis financial statements.

5

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)
Cash from operations	2020	2019
Premiums collected net of reinsurance	$171,358	$198,038
Net investment income	239,707	235,155
Miscellaneous income	(417)	2,510

Total	410,648	435,703

Benefits and loss related payments	372,932	446,455
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(31,449)	(58,728)
Commissions, expenses paid and aggregate write-ins for deductions	49,947	66,399
Dividends paid to policyholders	31	42
Federal and foreign income taxes paid (recovered)	34,799	(2,112)

Total	426,260	452,056

Net cash from operations	(15,612)	(16,353)

Cash from investments
Proceeds from investments sold, matured or repaid	1,304,707	858,339
Cost of investments acquired (long-term only)	1,255,154	747,739
Net increase or (decrease) in contract loans and premium notes	(1,289)	(791)

Net cash from investments	50,842	111,391

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(47,015)	(46,793)
Other cash provided (applied)	(78,650)	91,941

Net cash from financing and miscellaneous sources	(125,665)	45,148

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	(90,435)	140,186
Cash, cash equivalents and short-term investments, beginning of year	220,888	80,702

Cash, cash equivalents and short-term investments, end of period	$130,453	$220,888

Supplemental disclosures for non-cash transactions
Change in receivable for securities sold	$149,917	$149,288
Portfolio investments exchanged	108,564	86,650
Income from other invested assets	12,585	929
Reinvestment of non-cash distributions from other invested assets	3,289	3,395
Change in payable for securities acquired	712	712
Stock dividends received	15	37
Stock distributions a return of capital	3	4
Mortgage loans refinanced	-	8,388

See notes to statutory-basis financial statements.

6

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company serves customers through Allstate exclusive agents and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force deferred fixed annuities and immediate fixed annuities. The Company also previously offered variable annuities which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the NYDFS as of December 31 is shown below:

(in thousands)
	2020	2019
Net Income
The Company’s state basis	$(66,067)	$(33,982)

State prescribed practices that increase/(decrease) NAIC SAP: Premiums	(34)	(11)
Commissions and expense allowances on reinsurance ceded	70	2
Increase in loading on deferred and uncollected premium	105	(333)
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$(66,208)	$(33,640)

Surplus
The Company’s state basis	$555,851	$614,167

State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(9,985)	(10,418)
Aggregate write-ins (Reinsurance balances recoverable)	2,611	2,904
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$563,225	$621,681

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

7

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Accounting practices and procedures of the NAIC as prescribed or permitted by the NYDFS comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences relevant to the Company are as follows:

●

Bonds, including loan-backed and structured securities (“LBASS”) but excluding Securities Valuation Office (“SVO”)-identified investments, and short-term investments, are stated at amortized cost, or lower of amortized cost or fair value, or recovery value, while under GAAP, they are carried at fair value

●	Preferred stocks are valued as prescribed by the SVO, while under GAAP, they are reported at fair value.

●

Under the APPM, unaffiliated common stocks are reported at fair value and changes in fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus. Under GAAP, equity investments, including common stocks and limited partnership interests not accounted for under the equity method of accounting (“EMA”) or that do not result in consolidation, are measured at fair value with changes in fair value recognized in net income.

●

Under the APPM, mortgage loans are carried at unpaid principal amount net of unamortized premium or discount. Effective January 1, 2020, under GAAP they are carried at amortized cost, net of credit loss allowances. Under the APPM, impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. Other-than-temporary impairment (“OTTI”) adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell. Effective January 1, 2020, under GAAP, credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Beginning in 2020 under GAAP, loans are evaluated on a pooled basis when they share similar risk characteristics; while under the APPM, loans are evaluated individually.

●

Certain investments in partnerships and limited liability companies under GAAP are recorded at fair value. Per the APPM, these investments require EMA to be used. EMA on a statutory basis, in conjunction with asset valuation reserve (“AVR”) recognition requirements as discussed below, recognizes the earnings of the investment in surplus with only the portion distributed recorded in investment income, while GAAP recognizes all earnings, both distributed and undistributed in investment income. Investments in partnerships and limited liability companies are required to have audited U.S. GAAP financial statements or audited U.S. tax-basis financial statements to be admitted. For investments in non-U.S. partnerships and limited liability companies for which audited GAAP or International Financial Reporting Standards financial statements are not available, admission requires using certain audited financial statements prepared using foreign generally accepted accounting principles with an audited reconciliation to U.S. GAAP.

●	Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

●

Under both GAAP and the APPM, the Company is required to identify impairments and recognize credit or intent related losses on bonds including LBASS (i.e., the term used in the APPM is “other-than-temporary impairment”, effective January 1, 2020, this term is no longer used in GAAP). However, the measurement of credit impairments differs for bonds and the trigger for intent impairments differs for LBASS.

Intent related credit losses are recorded when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis. Under GAAP and the APPM, for intent related credit losses, bonds, including LBASS are written down to fair value. In addition, for LBASS under the APPM, intent related OTTI is also recognized when there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

Credit related impairments result from an assessment that the entire amortized cost basis is not expected to be recovered. Under GAAP, for bonds, including LBASS, in an unrealized loss position, credit losses are recorded to expected recovery value, which, effective January 1, 2020, is recognized as a contra asset allowance and may not exceed fair value. Recovery value is determined by calculating the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts discounted at the security’s current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value and LBASS are written down to the expected recovery value.

●

Under the APPM, derivatives which follow hedge accounting are reported in a manner consistent with the hedged item with no ineffectiveness separately recorded. Derivatives that are not designated as accounting hedges are recorded at fair value, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus until the transaction is closed (e.g., terminated, sold, expired, exercised). Derivatives which are used in replication are reported in a manner consistent with the asset that has been replicated. Embedded derivative instruments are not accounted for separately as derivative instruments. Derivative assets and liabilities are reported gross in the financial statements.

Under GAAP, derivatives that qualify as a fair value hedge are recorded at fair value in the same income statement line item as the hedged item; cash flow hedges are also recorded at fair value. Hedge ineffectiveness, if any, is recorded along with the hedged item. The change in fair value of a non-hedge derivative, including derivatives used in replication, is recorded as a realized capital gain or loss. Embedded derivative instruments are accounted for separately and marked to market through realized capital gains or losses. Derivative assets and liabilities that qualify for offsetting with a counterparty are reported as a net asset or liability in the financial statements.

●

The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

8

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

●

For holders of surplus notes, interest is not accrued until approved by the insurance departments of the applicable states of domicile per the APPM. GAAP requires interest on surplus notes to be accrued whether or not states approval has been obtained

●

Under the APPM, costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents’ and brokers’ remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

●

Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the Statement of Operations. The APPM also includes limitations as to the amount of deferred tax assets (“DTAs”) that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

●

Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP. For paid and unpaid reinsurance recoverables and receivables reported gross on the GAAP balance sheet, effective January 1, 2020 credit loss allowances, which are estimates of expected credit losses, are established through a charge to GAAP income and reported as a contra asset. GAAP credit loss allowances are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the asset. Under GAAP, reinsurance recoverables and receivables may be evaluated on a pooled basis when they share similar risk characteristics; while under the APPM, reinsurance recoverables and receivables are generally evaluated individually for collectibility and amounts determined to be uncollectible are charged to income in the period the determination is made.

●

Certain reported assets, including the portion of net DTAs that exceeded the APPM limitations, prepaid commissions, certain agent and bills receivables and certain other receivables over 90 days past due, are designated as nonadmitted assets and are charged directly to unassigned surplus. Under GAAP, these assets are reported in the Statements of Financial Position, net of any valuation allowance.

●

Life statutory policy reserves are based on mortality, interest and other assumptions applied in compliance with statutory regulations and subject to reserve testing with assumption subject to statutory requirements. Health statutory policy reserves are based on morbidity, interest, and withdrawal assumptions applied in compliance with statutory regulations. Statutory formula policy reserves in certain cases are subject to stand alone reserve testing with assumptions subject to statutory requirements. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, morbidity, interest and withdrawals and include sufficiency testing with assumptions representative of the Company’s current expectations. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

●

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain structured settlement annuities to its parent, ALIC effective December 31, 2001. Under the APPM, the agreement is accounted for as reinsurance. Under GAAP, the agreement is accounted for as a derivative financial instrument.

●	The AVR and interest maintenance reserve (“IMR”) are required by the APPM, but not GAAP.

●

Under the APPM, liabilities from guaranty funds or other assessments from insolvencies of entities that wrote long term care contracts are recorded at discounted rates, while all other assessments are reported at undiscounted rates. Under GAAP, all guaranty funds or other assessments are reported at undiscounted rates.

●

The assets and reserves relating to modified guaranteed annuity (“MGA”) contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to or (from) the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees for contract administration and surrenders.

●

Under the APPM, premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense. Under GAAP, revenue on certain annuity contracts and universal life-type contracts is comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

●	GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

Use of estimates

The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

9

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Investments

Bonds with an NAIC designation of 1 through 5, including LBASS and excluding SVO-identified investments, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. The Company’s bond portfolio also includes SVO-identified investments, which are reported at fair value. Changes in the fair value of SVO-identified investments are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Redeemable preferred stocks are reported at cost, amortized cost or the lower of cost, amortized cost or fair value, depending on the assigned NAIC designation. Perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. Unaffiliated common stocks are reported at fair value. For preferred stocks reported at fair value and unaffiliated common stocks, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

Cash equivalents are reported at fair value or amortized cost. Cash equivalents reported at amortized cost are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates.

Short-term investments are reported at amortized cost.

Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

Other invested assets consist of investments in partnerships, limited liability companies and surplus notes. Investments in partnerships and limited liability companies are generally reported based on the underlying audited GAAP equity of the investee, with undistributed earnings or losses reflected in unassigned surplus as a change in net unrealized capital gains and losses and, are generally recognized on a delay due to the availability of financial statements. The change in net unrealized capital gains and losses is reported in unassigned surplus, as well as used in the calculation of the AVR provision. Surplus notes are reported at amortized cost or the lower of amortized cost or fair value depending on the NAIC designation.

Realized capital losses recognized on all bonds due to OTTI resulting from changes in the general level of interest rates are reported in the IMR, net of tax and amortized into the Statements of Operations. For LBASS designated as no intent and ability to hold, the non-interest related portion of OTTI losses is used in the calculation of the AVR provision, while the interest-related OTTI is reported in IMR. All other net realized capital gains and losses for other invested assets resulting from changes in the general level of interest rates and OTTI realized capital losses for other invested assets and bonds that are not a result of changes in the general level of interest rates are reported in the Statements of Operations and used in the calculation of the AVR provision, the change of which is reported within unassigned surplus.

Investment income primarily consists of interest, dividends, income from limited partnership interests, and amortization of any premium or discount. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. Accrual of income is suspended for other-than-temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Cash distributions received from investments in partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed. Any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other than temporary declines in fair value, expirations and settlements of certain derivatives. Realized capital gains and losses on investment sales are determined on a specific identification basis.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each bond, including LBASS, and common and preferred stock, whose carrying value may be other-than-temporarily impaired. For each bond, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond’s decline in fair value is considered other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but it is probable the Company will not be able to collect all amounts due according to contractual terms, the bond’s decline in value is considered other-than-temporarily impaired, and a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost

10

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

basis. If either situation exists, the security’s decline in value is considered other-than-temporarily impaired and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other-than-temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For common and preferred stocks, the Company considers various factors, including whether the Company has the intent and ability to hold the stock for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the stock’s decline in fair value is other than temporary and the difference between the stock’s cost and fair value is recognized as a realized capital loss. A decision to sell stock for an amount below its cost would be an other than temporary decline and a realized capital loss is recorded. For stocks managed by a third-party, either the Company has contractually retained its decision making authority as it pertains to selling stocks that are in an unrealized loss position or it recognizes an unrealized loss at the end of the period through a charge to realized capital loss.

The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for bonds, including LBASS) or cost (for stocks) is below internally established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company’s evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

Impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2020 and 2019.

Derivative financial instruments

Derivative financial instruments include foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. When derivatives meet specific criteria, they may be designated as accounting hedges, which means they may be accounted for and reported on in a manner that is consistent with the hedged asset or liability. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus. The determination of the AVR and IMR impact of realized capital gains and losses on derivatives is based on how the realized capital gains and losses of the underlying asset is reported. The Company’s accounting policy for the various types of derivative instruments is discussed further in Note 4.

Securities loaned

The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in cash equivalents or short-term investments.

AVR and IMR

The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year’s realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year’s unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company’s total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the “sister” sub-component if that sub-component’s total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the

11

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

combined maximum reserve, the Company may transfer the excess to the other component if that component’s total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company’s total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses.    After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year’s interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year’s amortization released to the Statements of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities and commitments to extend loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position. The details of the off-balance-sheet commitments are discussed further in Note 4.

Premiums and annuity considerations

Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for accident and health insurance and certain immaterial traditional life insurance policies are recognized as revenue when due. Considerations received for supplementary contracts with life contingencies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected. Considerations received on deposit-type funds, which do not contain any life contingencies, are recorded directly to the related reserve liability. Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted.

Reserves for policy benefits

The Company adopted Principles Based Reserving which are computed actuarially according to New York Regulation 213 with interest, mortality and other assumptions applied in compliance with statutory regulations, for the following policies:

Certain guaranteed term policies issued on or after May 13, 2019, and all guaranteed term policies issued on or after October 1, 2019

Certain universal life and whole life policies issued on or after October 1, 2019

All remaining life policies issued on or after January 1, 2020

Policy benefit reserves for traditional and flexible premium life insurance policies, excluding the above policies, are computed actuarially according to the Commissioners’ Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners’ Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for MGA products are calculated according to New York Regulation 127 with interest and mortality assumptions in compliance with statutory regulations.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contractholders, less surrenders and withdrawals that represent a return to the contractholder. For deposit-type funds with no cash values prior to maturity, reserves are present values of contractual payments with interest assumptions in compliance with statutory regulations. Tabular interest on deposit-type funds is calculated as the prescribed valuation interest rate times the mean amount of funds subject to such rate held at the beginning and end of the year of valuation.

Policy benefit reserves for accident and health insurance products include claim reserves, contract reserves and unearned premiums, if applicable. Claim reserves, including incurred but not reported claims, represent management’s estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in the Statements of Operations when additional information becomes known.

On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies. For annuity contracts issued as substandard, reserves are calculated according to Title 11 of the New York Codes, Rules and Regulations Section 99.6(i).

Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM. Tabular interest for contracts not involving life contingencies represents the net amount credited taking into account increments of premiums and annuity considerations and decrements of benefits, withdrawals, loads and policy charges.

12

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Reinsurance

The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

The amounts reported in the Statements of Financial Position as amounts recoverable from reinsurers include amounts billed to reinsurers for losses paid. Contract claims are reported net of reinsurance recoverables on unpaid losses, which represent estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract and in accordance with the coverage, terms and conditions of the reinsurance agreement. Reinsurance does not extinguish the Company’s primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written off through a charge to the Statements of Operations.

Income taxes

The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities (“DTLs”) are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from net unrealized capital losses on certain investments carried at fair value. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, Income Taxes (“SSAP No. 101”).

The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment (“valuation allowance”) if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of valuation allowance, will be realized.

Separate Accounts

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders’ claims to the related assets and are carried at the fair value of the assets. In the event the asset values of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Reserves for guarantees provided by the Company are included in the Company’s General Account.

The Company holds reserves for variable annuity contracts and variable life policies at less than the fund balances carried in the Separate Accounts. The difference between the reserves and the fund balances of the Separate Accounts is transferred from the Separate Accounts to the General Account, and the variable annuity portion is subsequently reinsured via a modified coinsurance agreement. Premiums, contract benefits, reserve transfers, policy loans and policyholder charges are also transferred from the Separate Accounts to the General Account.

Separate Accounts premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts and variable life policies accrue directly to the contractholders and, therefore, are not included in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support MGA contracts accrue to the Company. Gains or losses from the MGA business, net of reinsurance, are included in net transfers to or (from) Separate Accounts in the Statements of Operations.

13

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value as of December 31:

(in thousands)
2020	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,562,629	$460,008	$(3,731)	$4,018,906
U.S. special revenue	299,084	102,112	-	401,196
U.S. governments	176,118	5,122	-	181,240
U.S. political subdivisions	98,764	27,351	-	126,115
States, territories and possessions	37,697	22,592	-	60,289
Hybrid securities	748	95	-	843
SVO-identified investments	-	-	-	-
All other governments	-	-	-	-

Total bonds	$4,175,040	$617,280	$(3,731)	$4,788,589

2019	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,268,294	$270,761	$(2,487)	$3,536,568
U.S. special revenue	338,850	87,778	-	426,628
U.S. governments	137,972	7,113	-	145,085
U.S. political subdivisions	100,125	22,886	-	123,011
States, territories and possessions	37,715	17,756	-	55,471
Hybrid securities	248	45	-	293
SVO-identified investments	106,624	-	-	106,624
All other governments	7,011	68	-	7,079

Total bonds	$3,996,839	$406,407	$(2,487)	$4,400,759

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position as of December 31.

(in thousands)
	2020
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$136,122	$(2,602)	$20,134	$(982)	$(3,584)
LBASS	7,064	(162)	-	-	(162)
Common stocks	489	(771)	-	-	(771)
Preferred stocks	-	-	422	(78)	(78)

Total	$143,675	$(3,535)	$20,556	$(1,060)	$(4,595)

	2019
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$84,150	$(544)	$52,233	$(1,986)	$(2,530)
LBASS	34	-	6	-	-
Common stocks	1,258	(219)	-	-	(219)
Preferred stocks	-	-	473	(27)	(27)

Total	$85,442	$(763)	$52,712	$(2,013)	$(2,776)

14

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of December 31, 2020.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(1,883)	$(1,607)	$(3,490)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(256)	(256)

Total unrealized losses	$(1,883)	$(1,863)	$(3,746)

(1)	Below investment grade bonds included $881 thousand that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

Unrealized losses on common and preferred stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of December 31, 2020, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of December 31, 2020, the Company had the intent and ability to hold LBASS, common and preferred stocks with unrealized losses for a period of time sufficient for them to recover.

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of December 31, 2020:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$314,494	$322,030
Due after one year through five years	1,241,651	1,335,742
Due after five years through ten years	1,648,353	1,859,527
Due after ten years	1,032,213	1,333,037

Total	$4,236,711	$4,850,336

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

15

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Year-ended December 31, 2020	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$17,406	$5,075	$12,331
Preferred stocks	1	122	(121)
Common stocks	6,277	20,717	(14,440)
Cash and cash equivalents	9	204	(195)
Short-term investments	3	-	3
Derivatives	903	623	280
Mortgage loans	-	4,266	(4,266)
Other invested assets	-	5,999	(5,999)

	$24,599	$37,006	(12,407)

Capital loss tax benefit			2,605
Transferred to IMR			(7,290)

Total			$(17,092)

Year-ended December 31, 2019	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$5,459	$3,316	$2,143
Preferred stocks	13	16	(3)
Common stocks	16,329	2,611	13,718
Cash and cash equivalents	22	52	(30)
Short-term investments	-	-	-
Derivatives	493	227	266
Mortgage loans	-	-	-
Other invested assets	2,939	191	2,748

	$25,255	$6,413	18,842

Capital gain tax expense			(3,957)
Transferred to IMR			(2,033)

Total			$12,852

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $494 million and $202 million in 2020 and 2019, respectively. Gross gains of $16 million and $5 million and gross losses of $4 million and $2 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs during 2020 and 2019, respectively. In addition, the Company recorded $17 million and $2 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships in 2020 and 2019, respectively.

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31:

(% of total municipal bond statement value)
	2020	2019
California	34.4%	31.8%
Oregon	12.3	10.8
Texas	11.4	11.4
Illinois	8.3	7.7

Mortgage loans on real estate

The minimum and maximum lending rates for new mortgage loans in 2020 and 2019 were 3.35% and 4.21%, and 3.20% and 4.68%, respectively. All new mortgage loans were commercial.

For loans acquired during 2020 and 2019, the maximum percentage of any one loan to the value of the property at the time of the loan was 71.6% and 73.1%, respectively.

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $617 million and $719 million as of December 31, 2020 and 2019, respectively.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

16

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flow from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31:

(in thousands)	2020			2019
Debt Service Coverage Ratio Distribution	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total
Below 1.0	$-	$-	$-	$-	$-	$-
1.0 - 1.25	72,280	-	72,280	48,858	-	48,858
1.26 - 1.50	178,222	-	178,222	211,949	-	211,949
Above 1.50	337,618	28,440	366,058	429,675	28,419	458,094

Total non-impaired mortgage loans	$588,120	$28,440	$616,560	$690,482	$28,419	$718,901

The Company’s mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of commercial real estate exceeding 5% of the mortgage loan portfolio as of December 31:

(% of mortgage loan portfolio carrying value)	2020	2019
Texas	23.9%	20.3%
California	16.2	16.3
North Carolina	9.5	8.3
Utah	6.2	5.4
New Jersey	3.5	5.0
Nevada	2.9	6.0
Illinois	2.0	5.6

The types of properties collateralizing the commercial mortgage loan portfolio as of December 31 were as follows:

(% of mortgage loan portfolio carrying value)	2020	2019
Apartment complexes	30.9%	29.8%
Office buildings	27.8	26.3
Retail	16.3	15.2
Warehouse	13.5	16.8
Other	11.5	11.9

Total	100.0%	100.0%

17

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Loan-backed securities

The Company held LBASS as of December 31, 2020 and 2019. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2020			2019
	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	70	1	86	-	-	-

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	2,177	266	2,017	2,832	169	1,950

OTTI recognized 3rd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	1,928	23	1,905	-	-	-

OTTI recognized 4th Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	$-	-	-	$-	-	-

Annual Aggregate Total		$290			$169

The following table presents the percent of statement value of the Company’s LBASS portfolio that is comprised of asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of December 31:

	2020	2019
ABS	95%	86%
RMBS	5	12
CMBS	-	2

Total	100%	100%

Ninety-eight percent and all of the ABS had an NAIC designation of 1 or 2 as of December 31, 2020 and 2019, respectively. The majority were backed by lease transactions and credit tenant loans as of December 31, 2020 and 2019.

All of the RMBS had an NAIC designation of 1 or 2 as of December 31, 2020 and 2019.

The company did not own CMBS as of December 31, 2020. Four percent of the CMBS had an NAIC designation of 1 as of December 31, 2019.

The following LBASS were other-than-temporarily impaired at the end of each quarter presented, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
22545DAG2	$70	$69	$1	$69	$86	03/31/2020
46628FAN1	2,177	1,911	266	1,911	2,017	06/30/2020
46628FAN1	1,927	1,904	23	1,904	1,905	09/30/2020

Total			$290

46628FAN1	$2,832	$2,663	$169	$2,663	$1,950	06/30/2019

Total			$169

18

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Securities lending transactions

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral as a liability.

All collateral is received in the form of cash, unrestricted and maintained in a separate custody account. Collateral is invested in cash equivalents or short-term investments during the agreement period. The Company monitors the fair value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice. Substantially all of the Company’s securities loaned were placed with large banks.

The fair value of the Company’s cash collateral received in connection with its securities lending program was $76 million and $157 million as of December 31, 2020 and 2019, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program as of December 31:

(in thousands)	2020		2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$59,021	$59,021	$58,888	$58,889
30 days or less	-	-	99,349	99,336
91 to 120 days	18,094	18,093	-	-

Total collateral reinvested	$77,115	$77,114	$158,237	$158,225

The maturity dates of the liability (collateral to be returned) did not match the invested assets. The invested assets are short-term investments that can easily be liquidated on demand to match the liability. All the collateral the Company has accepted under its securities lending program is permitted, by contract or custom, to be sold or repledged.

Restricted assets

Restricted assets (including pledged) consisted of the following as of December 31:

($ in thousands)	2020
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$157,280	$(81,247)	$76,033	1.2%	1.2%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	3,254	35	3,289	0.1	0.1
On deposit with states	1,977	(11)	1,966	-	-
Collateral pledged for derivatives	259	386	645	-	-

Total restricted assets	$162,770	$(80,837)	$81,933	1.3%	1.3%

	2019
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$68,817	$88,463	$157,280	2.5%	2.5%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	5,292	(2,038)	3,254	0.1	0.1
On deposit with states	1,988	(11)	1,977	-	-
Collateral pledged for derivatives	61	198	259	-	-

Total restricted assets	$76,158	$86,612	$162,770	2.6%	2.6%

For letter stock or securities restricted as to sale excluding FHLB capital stock, the nature of restriction is contractual and it is restricted from sale for the duration of the investment.

19

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements as of December 31:

(in thousands)	2020
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$74,619	$74,619	1.3%	1.3%
Securities lending	1,414	1,414	-	-

Total collateral assets	$76,033	$76,033	1.3%	1.3%

	2019
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$156,889	$156,889	2.7%	2.7%
Securities lending	391	391	-	-

Total collateral assets	$157,280	$157,280	2.7%	2.7%

The Company’s obligations to return collateral assets (General Account) was $76 million and $157 million as of December 31, 2020 and 2019, respectively and accounted for 1.5% and 3.0% of the Company’s total liabilities as of December 31, 2020 and 2019, respectively.

Joint ventures, partnerships and limited liability companies

The Company recognized impairment write-downs on its investments in partnerships as follows. All impairment write-downs were identified during the Company’s normal ongoing portfolio monitoring process.

($ in thousands)	Number of Assets		Impairment Amount
Asset Description	2020	2019	2020	2019	Facts and Circumstances Leading to Impairment	How Fair Value Determined
Partnership	2	-	$6,066	$-	Decline in the fair value of the underlying investments deemed to be other-than-temporary	Assessment of market value of partnership’s investments

Prepayment penalty and acceleration fees

The following table provides the number of CUSIPs sold, redeemed or otherwise disposed of and the aggregate amount of investment income generated for bonds, including LBASS, sold, redeemed or otherwise disposed of as a result of a callable feature for the years ended December 31:

($ in thousands)	2020		2019
	General Account	Separate Account	General Account	Separate Account
Number of CUSIPs	113	1	129	3
Aggregate amount of investment income	$5,068	$-	$6,222	$120

4.	Fair Value Measurements

Fair value is defined, per SSAP No. 100R, Fair Value (“SSAP No. 100R”), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing

20

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position as of December 31:

(in thousands)	2020
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
SVO-identified investments	$-	$-	$-	$-	$-

Common stocks
Industrial and miscellaneous	193,156	4	1	6,124	199,285
Mutual funds	49,920	-	-	-	49,920

Total common stocks	243,076	4	1	6,124	249,205

Cash equivalents
Money market mutual funds	69,884	-	-	-	69,884

Derivative assets
Equity and index contracts	-	8,000	-	-	8,000
Foreign currency contracts	-	447	-	-	447
Interest rate contracts	-	-	22	-	22

Total derivative assets	-	8,447	22	-	8,469

Separate Accounts assets	286,750	120,815	16,197	-	423,762

Total assets at fair value	$599,710	$129,266	$16,220	$6,124	$751,320

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,411)	$-	$-	$(5,411)
Foreign currency contracts	-	(397)	-	-	(397)

Total derivative liabilities	-	(5,808)	-	-	(5,808)

Total liabilities at fair value	$-	$(5,808)	$-	$-	$(5,808)

21

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2019
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
SVO-identified investments	$106,624	$-	$-	$-	$106,624

Common stocks
Industrial and miscellaneous	117,896	-	5,893	671	124,460
Mutual funds	40,675	-	-	-	40,675

Total common stocks	158,571	-	5,893	671	165,135

Cash equivalents
Money market mutual funds	124,763	-	-	-	124,763

Derivative assets
Equity and index contracts	-	5,232	-	-	5,232
Foreign currency contracts	-	771	-	-	771
Interest rate contracts	-	-	44	-	44

Total derivative assets	-	6,003	44	-	6,047

Separate Accounts assets	265,546	123,964	15,125	-	404,635

Total assets at fair value	$655,504	$129,967	$21,062	$671	$807,204

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(2,833)	$-	$-	$(2,833)
Foreign currency contracts	-	(88)	-	-	(88)

Total derivative liabilities	-	(2,921)	-	-	(2,921)

Total liabilities at fair value	$-	$(2,921)	$-	$-	$(2,921)

Investments in certain common stock measured and reported at NAV in the Statements of Financial Position and presented in the table in Part A1 are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had $21 thousand of remaining commitments to invest in these investments over their remaining lives.

The Company consistently follows its policy for determining when transfers between levels are recognized. The policy about the timing of recognizing transfers into Level 3 is the same as that for recognizing transfers out of Level 3.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Common stocks - The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts - MGA products may be supported by corporate bonds, including those that are privately placed, RMBS, ABS and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

22

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Level 3 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)				Total gains	Total gains
Description	Beginning balance as of 01/01/2020	Transfers into Level 3	Transfers out of Level 3	and (losses) included in net income	and (losses) included in surplus
Common stocks
Industrial and miscellaneous	$5,893	$-	$(5,893)	$(61)	$-

Separate Accounts assets	15,125	-	-	8	(737)

Derivatives, net	44	-	-	(11)	3

Total assets and liabilities	$21,062	$-	$(5,893)	$(64)	$(734)

(continued) (in thousands)					Ending
Description	Purchases	Issuances	Sales	Settlements	balance as of 12/31/2020
Common stocks
Industrial and miscellaneous	$1,470	$-	$(1,408)	$-	$1

Separate Accounts assets	6,800	-	(4,805)	(194)	16,197

Derivatives, net	25	-	-	(39)	22

Total assets and liabilities	$8,295	$-	$(6,213)	$(233)	$16,220

(in thousands)				Total gains	Total gains
Description	Beginning balance as of 01/01/2019	Transfers into Level 3	Transfers out of Level 3	and (losses) included in net income	and (losses) included in surplus
Common stocks
Industrial and miscellaneous	$9,594	$-	$(16)	$5,680	$(2,655)

Separate Accounts assets	20,133	-	-	(14)	555

Derivatives, net	327	-	-	52	(216)

Total assets and liabilities	$30,054	$-	$(16)	$5,718	$(2,316)

(continued) (in thousands)					Ending
Description	Purchases	Issuances	Sales	Settlements	balance as of 12/31/2019
Perpetual preferred stocks
Industrial and miscellaneous	$-	$-	$-	$-	$-

Common stocks
Industrial and miscellaneous	582	-	(7,292)	-	5,893

Separate Accounts assets	4,600	-	-	(10,149)	15,125

Derivatives, net	18	-	-	(137)	44

Total assets and liabilities	$5,200	$-	$(7,292)	$(10,286)	$21,062

There were no transfers into Level 3 in 2020 or 2019. Transfers out of Level 3 during 2020 were the result of assets utilizing NAV as a practical expedient to determine fair value. Transfers out of Level 3 during 2019 included situations where the primary inputs to the valuation of a price quote were not market observable in the prior period and a fair value quote became available from the Company’s independent third-party

23

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all its financial instruments in 2020 and 2019.

Financial assets

(in thousands)	2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,719,036	$4,110,700	$102,167	$4,600,139	$16,730	$-
LBASS	69,553	64,340	-	59,466	10,087	-
Preferred stocks	2,236	1,796	-	590	-	1,646
Common stocks	249,205	249,205	243,076	4	1	6,124
Mortgage loans on real estate	644,725	616,560	-	-	644,725	-
Cash equivalents	109,063	109,062	92,383	16,680	-	-
Short-term investments	22,569	22,493	18,497	4,072	-
Derivatives	8,469	8,469	-	8,447	22	-
Other invested assets:
Unaffiliated surplus notes	10,300	7,591	-	10,300	-	-
Securities lending reinvested collateral	1,414	1,414	-	1,414	-	-
Separate Accounts	423,762	423,762	286,750	120,815	16,197	-

	2019
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,305,679	$3,908,132	$108,874	$4,157,945	$38,860	$-
LBASS	95,080	88,707	-	87,753	7,327	-
Preferred stocks	11,051	10,562	-	9,529	1,522	-
Common stocks	165,135	165,135	158,571	-	5,893	671
Mortgage loans on real estate	749,129	718,901	-	-	749,129	-
Cash equivalents	223,708	223,721	124,763	98,945	-	-
Short-term investments	-	-	-	-	-	-
Derivatives	6,047	6,047	-	6,003	44	-
Other invested assets:
Unaffiliated surplus notes	8,522	6,192	-	8,522	-	-
Securities lending reinvested collateral	391	391	-	391	-	-
Separate Accounts	404,635	404,635	265,546	123,964	15,125	-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on quoted prices or quoted net asset values for identical or similar assets in markets that are not active. The primary inputs to the valuation for redeemable preferred stocks in Level 2 include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads. The fair value of preferred stocks in Level 3 is based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Certain preferred stocks, which do not have readily determinable fair values, and are investments in investment companies are measured utilizing NAV as a practical expedient.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stock in Levels 2 and 3 is based on the valuation methods described earlier in this note. Certain unaffiliated private

24

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of short-term investments in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments as of December 31:

(in thousands)	2020
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$385,058	$302,732	$-	$-	$385,058	$-
Securities lending collateral	76,033	76,033	-	76,033	-	-
Derivatives	5,808	5,808	-	5,808	-	-

	2019
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$391,518	$329,905	$-	$-	$391,518	$-
Securities lending collateral	157,280	157,280	-	157,280	-	-
Derivatives	2,921	2,921	-	2,921	-	-

The fair value of the liability for deposit-type contracts in Level 3 is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

Derivative financial instruments

Derivative financial instruments utilized by the Company during 2020 and 2019 included foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. The Company uses derivatives for risk reduction. Risk reduction activity is focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations. All of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instrument on at least a quarterly basis. The Company does not use derivatives for speculative purposes.

25

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following tables summarize the notional amount, fair value and statement value of the Company’s derivative financial instruments, including those with off-balance-sheet risk as of December 31:

(in thousands)	2020
	Notional Amount		Fair Value		Statement Value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swaps	$7,184	$7,400	$447	$(397)	$447	$(397)
Futures	-	-	-	-	-	-
Options	56,697	43,597	8,022	(5,411)	8,022	(5,411)

Total	$63,881	$50,997	$8,469	$(5,808)	$8,469	$(5,808)

	2019
	Notional Amount		Fair Value		Statement Value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swaps	$15,079	$2,905	$771	$(88)	$771	$(88)
Futures	-	162	-	-	-	-
Options	54,718	40,995	5,276	(2,833)	5,276	(2,833)

Total	$69,797	$44,062	$6,047	$(2,921)	$6,047	$(2,921)

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

The following table summarizes the credit exposure on the Company’s outstanding over-the-counter contracts as of December 31:

(in thousands)	2020	2019
Swaps	$349	$696
Options	-	44

Total	$349	$740

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the statement value of over-the-counter derivative contracts with a positive statement value at the reporting date.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Swaps

Foreign currency forward contracts involve the future exchange or delivery of foreign currencies based on terms negotiated at the inception of the contract which are settled at the end of the contract. They are primarily used to reduce foreign currency risk associated with holding foreign currency denominated investments. Cash settlement is required when the contract matures. The amount of cash exchanged is based on the difference between the specified rate on the date the contract was entered into (contract rate) compared to the actual rate on the settlement date. On the settlement date, the Company will either pay or receive cash equal to the difference between the contract rate and the actual rate multiplied by the specified notional amount. The change in the fair value of open foreign currency forward contracts is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision, until closed (e.g. terminated or settled). If the contract was hedging coupon payments of a bond, any gains and losses at closing are reported in net investment income. If the contract was hedging the original principal of a bond or the bond the Company was hedging is sold, any gains and losses at closing are reported in realized capital gains or losses. These contracts receive non-hedge accounting treatment.

Futures

The Company utilizes equity index futures contracts. Futures contracts are defined as commitments to buy or sell designated financial instruments based on specified prices, yields or indices. Futures contracts provide returns at specified or optional dates based upon a specified index applied to a notional amount. The Company utilizes equity index futures contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. Daily cash settlement of variation margins is required for futures contracts and is based on the changes in daily prices. The final settlement of equity index futures contracts is always in cash. Daily cash settlements of margin gains or losses for futures contracts receiving fair value hedge accounting treatment are reported in net investment income. The daily cash settlements of margin gains and losses for futures contracts that receive non-hedge accounting treatment and have terminated are reported in net realized capital gains or losses. The daily cash settlements of margin gains and losses for open futures contracts that receive

26

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

non-hedge accounting treatment are reported as net unrealized capital gains and losses within unassigned surplus and used in the calculation of the AVR provision. Futures contracts receive either fair value hedge accounting or non-hedge accounting treatment, depending on the strategy.

Options

Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. These agreements are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Typically a premium is paid to the counterparty at the inception of a contract. Cash is received based on the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to the notional amount. Premiums paid are reported as derivative assets. Periodic settlements received are reported as net investment income. The change in the fair value of open agreements is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision. If an agreement is terminated prior to its expiration date, gains or losses are reported in net realized capital gains or losses. For certain interest rate cap agreements whose premiums are payable in installments, the initial interest rate cap agreement asset is equal to the initial premium payment plus the sum of the remaining premium installments payable. Interest rate cap agreements receive non-hedge accounting treatment.

Index option contracts provide returns at specified or optional dates based on a specified equity index applied to the option’s notional amount. When the Company purchases and writes (sells) option contracts at specific prices, a premium is calculated for the right, but not the obligation, to buy/sell the value of an underlying index at a stated price on or before the expiration date of the option. The amount of premium calculated is based on the number of contracts purchased/sold, the specified price and the maturity date of the contract. Premiums are paid or received in cash at either the inception of the purchase/sale of the contract or throughout the life of the contract depending on the agreement with the counterparties and brokers. If the option is exercised, the Company receives/pays cash equal to the product of the number of contracts and the specified price in the contract (strike price). Purchased and written put and call index option contracts are cash settled upon exercise. If the options are not exercised, then no additional cash is exchanged when the contract expires. Premiums incurred when purchasing option contracts are reported as a derivative asset and premiums received when writing option contracts are reported as a derivative liability. Purchased and written option contracts used for replication purposes.

The Company purchases and writes option contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. The purchased and written option contracts are accounted for as fair value hedges. The change in the fair value of purchased/written option contracts is reported as net investment income, with an adjustment to derivative assets/liabilities. The gain or loss on the cash settled exercise of a purchased/written index option contract is reported in net investment income. If the purchased/written option contract expires without being exercised, the premiums paid/received are reported in net investment income and the corresponding asset/liability previously recorded is reversed. The Company entered into option contracts which required the payment/receipt of premiums at either the inception of the contract or throughout the life of the contract, depending on the agreement with counterparties and brokers.

In general, the collateral pledged by the Company is in the custody of a counterparty or an exchange. However, the Company has access to this collateral at any time, subject to replacement. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2020 and 2019, the Company pledged securities with fair values of $400 thousand and $291 thousand, respectively, in the form of margin deposits.

The Company pledges or obtains collateral for over-the-counter derivative transactions when certain predetermined exposure limits are exceeded. As of December 31, 2020, counterparties pledged $360 thousand in cash collateral to the Company, and the Company pledged $270 thousand in cash to counterparties. As of December 31, 2019, counterparties pledged $831 thousand in cash collateral to the Company, and the Company did not pledge collateral to counterparties.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 were as follows:

(in thousands)	2020	2019
Commitments to invest in limited partnership interests	$98,858	$127,514
Private placement commitments	21	15,000
Other loan commitments	-	13,000

The contractual amounts represent the amount at risk if the contract was fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business. Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments have either fixed or varying expiration dates or other termination clauses.

27

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

5.	Income Taxes

The components of the net DTA (DTL) were as follows as of December 31:

(in thousands)	2020			2019			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$112,866	$4,454	$117,320	$94,210	$2,415	$96,625	$18,656	$2,039	$20,695
Valuation allowance	-	-	-	-	-	-	-	-	-

Adjusted gross DTAs	$112,866	$4,454	$117,320	$94,210	$2,415	$96,625	$18,656	$2,039	$20,695
DTAs nonadmitted	35,190	-	35,190	17,801	-	17,801	17,389	-	17,389

Subtotal – net admitted DTA	$77,676	$4,454	$82,130	$76,409	$2,415	$78,824	$1,267	$2,039	$3,306
DTLs	47,343	2,027	49,370	47,970	1,256	49,226	(627)	771	144

Net admitted DTA/(net DTL)	$30,333	$2,427	$32,760	$28,439	$1,159	$29,598	$1,894	$1,268	$3,162

The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

(in thousands)	2020
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$2,427	$2,427
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	30,333	-	30,333
Adjusted gross DTAs expected to be realized following the balance sheet date	30,333	-	30,333
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	78,464
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,343	2,027	49,370

DTAs admitted as the result of application of SSAP No. 101, total	$77,676	$4,454	$82,130

	2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,159	$1,159
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	28,439	-	28,439
Adjusted gross DTAs expected to be realized following the balance sheet date	28,439	-	28,439
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	87,685
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,970	1,256	49,226

DTAs admitted as the result of application of SSAP No. 101, total	$76,409	$2,415	$78,824

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,268	$1,268
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	1,894	-	1,894
Adjusted gross DTAs expected to be realized following the balance sheet date	1,894	-	1,894
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	(9,221)
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	(627)	771	144

DTAs admitted as the result of application of SSAP No. 101, total	$1,267	$2,039	$3,306

The Company’s risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

($ in thousands)	2020	2019
Ratio percentage used to determine recovery period and threshold limitation amount.	663.4%	685.9%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$610,808	$609,711

The impact of tax-planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

($ in thousands)	2020		2019		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage.
Adjusted gross DTAs amount	$112,866	$4,454	$94,210	$2,415	$18,656	$2,039
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax-planning strategies	29.15%	-%	4.75%	-%	24.40%	-%
Net admitted adjusted gross DTAs amount	$77,676	$4,454	$76,409	$2,415	$1,267	$2,039
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax-planning strategies	12.95%	-%	4.04%	-%	8.91%	-%

The Company’s tax planning strategies does include the use of reinsurance.

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a policyholder surplus account. The balance in this account as of December 31, 2017 of $389 thousand will result in federal income taxes payable of $82 thousand. Pursuant to the Tax Cuts and Jobs Act of 2017 enacted December 22, 2017, this tax will be paid ratably over the next eight taxable years.

28

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

(in thousands)	2020	2019	Change
DTAs
Ordinary
Policyholder reserves	$94,570	$74,121	$20,449
Investments	208	2,890	(2,682)
Deferred acquisition costs	17,245	16,361	884
Receivables – nonadmitted	818	813	5
Other	25	25	-

Subtotal	$112,866	$94,210	$18,656

Nonadmitted	$35,190	$17,801	$17,389

Admitted ordinary DTAs	$77,676	$76,409	$1,267

Capital
Investments	$4,388	$2,131	$2,257
Unrealized losses	66	284	(218)

Subtotal	$4,454	$2,415	$2,039

Admitted capital DTAs	$4,454	$2,415	$2,039

Admitted DTAs	$82,130	$78,824	$3,306

DTLs
Ordinary
Investments	$7,341	$3,856	$3,485
Policyholder reserves	13,128	15,759	(2,631)
Prepaid commissions	580	481	99
Other	2	3	(1)

Subtotal	$21,051	$20,099	$952

Capital
Unrealized gains	$28,319	$29,127	$(808)

DTLs	$49,370	$49,226	$144

Net DTAs/DTLs	$32,760	$29,598	$3,162

The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	2020	2019	Change
Total DTAs	$117,320	$96,625	$20,695
Total DTLs	49,370	49,226	144

Net DTAs (DTLs)	$67,950	$47,399	20,551

Tax effect of unrealized gains (losses)			(590)

Change in net deferred income tax			19,961
Tax effect of nonadmitted assets			(5)
Adjustment of prior year tax liabilities			(81)

Change in net deferred income tax relating to the provision			$19,875

	2019	2018	Change
Total DTAs	$96,625	$90,373	$6,252
Total DTLs	49,226	68,833	(19,607)

Net DTAs (DTLs)	$47,399	$21,540	25,859

Tax effect of unrealized gains (losses)			3,399

Change in net deferred income tax			29,258
Tax effect of nonadmitted assets			455
Adjustment of prior year tax liabilities			1,788

Change in net deferred income tax relating to the provision			$31,501

29

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The provision for incurred income taxes for the years ended December 31, was:

(in thousands)	2020	2019	Change
Current Income Tax
Federal	$9,383	$26,390	$(17,007)
Federal income tax on net capital gains	(2,605)	3,957	(6,562)

Federal and foreign income taxes incurred	$6,778	$30,347	$(23,569)

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

($ in thousands)	2020	Effective Tax Rate		2019	Effective Tax Rate
Provision computed at statutory rate	$(10,920)	21.0%	$	(336)	21.0	%
IMR amortization	(1,314)	2.5		(674)	42.1
Dividend received deduction	(234)	0.5		(238)	14.8
Non-deductibles	2	-		146	(9.1)
Tax credits	(28)	-		(32)	2.0
Prior year true-up	(146)	0.3		(30)	1.9
Other	(457)	0.9		10	(0.6)
Change in net deferred income taxes	19,875	(38.2)		31,501	(1,966.4)

Total statutory income taxes	$6,778	(13.0)%	$	30,347	(1,894.3)%

As of December 31, 2020, capital gain income taxes incurred by the Company in 2020, 2019 and 2018 of $2 million, $31 million and $9 million, respectively, will be available for recoupment in the event of future net capital losses.

The Company joins the Corporation and its 75 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Information Concerning Parent, Subsidiaries and Affiliates

Related party transactions

The Company reported the following as receivables from affiliates as of December 31:

(in thousands)	2020	2019
Allstate Financial Services, LLC (“AFS”)	$166	$191
Intramerica Life Insurance Company (“ILIC”)	94	5
Allstate Assurance Company	41	42
Corporation	1	-

Total	$302	$238

The Company also reported the following as payable to affiliates as of December 31:
(in thousands)	2020	2019
ALIC	$2,202	$1,844
AIC	1,373	1,332
Allstate Investments, LLC (“AILLC”)	750	817
American Heritage Life Insurance Company	348	481
Allstate Distributors, LLC	1	-
Corporation	-	6

Total	$4,674	$4,480

Intercompany receivable and payable balances are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively. Net intercompany balances with AFS are settled monthly regardless of dollar amount.

Related party commitments

Surety bonds issued by AIC

The Company issued structured settlement annuities (“SSAs”), a type of immediate annuity, in 2013 and prior at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.

In most cases, these annuities were issued under a “qualified assignment”, whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly owned subsidiaries of ALIC, purchased annuities from the Company. Effective March 22,

30

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

2013, the Company no longer offers SSAs. AIC issued surety bonds to indemnify the payment of structured settlement benefits assigned to ASC from both AIC and unaffiliated parties, and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to indemnify the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuity payments that are indemnified by ALIC or the surety bonds of AIC were $2.03 billion and 2.04 billion as of December 31, 2020 and 2019, respectively.

Significant related party agreements

The Company is a party to the New York Insurer Supplement to Amended and Restated Service and Expense Agreement (the “Agreement”) between the Corporation and certain of its affiliated insurance companies pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

The Company is a party to the Investment Advisory Agreement and Amendment to Service Agreement with AILLC whereby AILLC provides investment management services.

The Company has a reinsurance agreement with ALIC, reinsuring various life and accidental death benefits on specified individual policy forms issued by the Company. Life policies are reinsured on a yearly renewable term basis.

The Company, ALIC and The Bank of New York (“BONY”) entered into the Credit for Reinsurance Trust Agreement (“Reinsurance Trust”) effective December 23, 2019, with ALIC as grantor, the Company as beneficiary and BONY as trustee. ALIC established the Reinsurance Trust under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114) for the benefit of the Company. The assets held under the Reinsurance Trust amounted to $1.56 billion and $1.45 billion as of December 31, 2020 and 2019, respectively.

The Company is a party to a federal income tax allocation agreement with the Corporation.

Subsidiaries, controlled or affiliated (“SCA”) and SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies loss tracking

The Company’s share of losses exceeded its reported investment for the following partnership as of December 31, 2020:

(in thousands)
Entity		Reporting Entity’s Share of Net Income (Loss)		Accumulated Share of Net Income (Losses)		Reporting Entity’s Share of Equity, Including Negative Equity	Guaranteed Obligation / Commitment for Financial Support (Yes/No)
Sunstone Partners II LP	$	(12)	$	(12)	$	(12)	Yes

7.	Company Benefit Plans

The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(k) Savings Plan. The Company was allocated its share of the costs associated with these benefits in accordance with the Agreement. The Company’s allocated share of these benefits was $1 million and $2 million in 2020 and 2019, respectively. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2019 Equity Incentive Plan that amended and restated the 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company’s allocated share of these costs was $1 million in 2020 and 2019. Contractually, the Company’s obligations are limited to its share of the allocated service costs.

8.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of December 31, 2020 and 2019. All common shares had a par value of $25 per share.

31

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

(in thousands)		2020		2019
Nonadmitted assets	$	(39,085)	$	(21,672)
AVR		(137,711)		(145,134)
Net unrealized capital gains (losses) less capital gains tax		104,445		106,665

Dividend restrictions

The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements, and other relevant factors. This amount is formula driven based on net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by New York insurance law. Any dividend must be paid out of unassigned surplus and cannot result in capital and surplus being less than the minimum amount required by law. Dividends are not cumulative. As of December 31, 2020, the Company cannot declare or pay dividends without the prior approval of the NYDFS because of its net loss from operations in 2020.

9.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

Guaranty fund assessments

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2020 and 2019, the Company had accrued $755 thousand and $762 thousand, respectively, for future guaranty fund assessments, and $757 thousand and $763 thousand, respectively, for the related premium tax offset expected to be received. The period over which assessments are expected to be paid varies. Premium tax offsets are realized on a straight-line basis over the period allowed by each individual state once the guaranty fund assessment has been paid. The Company did not recognize an impairment loss on the premium tax offsets in 2020 or 2019.

Reconciliations of assets recognized from paid and accrued premium tax offsets and policy surcharges were as follows:

(in thousands)			2020		2019
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end		$	919	$	1,136

Decreases during the year:
Premium tax offset applied			6		224
Policy surcharges charged off			6		-

Increases during the year:
Policy surcharges collected/accrued			1		7

Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$		908	$	919

32

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2020:

($ in thousands)
Discount rate applied		4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

		Guaranty fund assessment				Related assets
Name of the insolvency		Undiscounted		Discounted		Undiscounted		Discounted
American Network Insurance Company	$	2	$	1	$	1	$	1
Penn Treaty Network America Insurance Company		5		2		4		2

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	36	23-58	51	32	23-58	51
Penn Treaty Network America Insurance Company	40	40-59	52	36	40-59	52

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2019:

($ in thousands)
Discount rate applied		4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

		Guaranty fund assessment			Related assets
Name of the insolvency		Undiscounted		Discounted		Undiscounted		Discounted
American Network Insurance Company	$	2	$	1	$	1	$	1
Penn Treaty Network America Insurance Company		5		3		5		3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	36	23-59	52	32	23-59	52
Penn Treaty Network America Insurance Company	41	41-68	54	37	41-68	54

10.	Sale, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer and servicing of financial assets

The Company’s business activities included securities lending programs with third parties, mostly large banks. As of December 31, 2020 and 2019, bonds and common stocks within the General Account with fair values of $74 million and $152 million, respectively, were on loan under these agreements. The Company did not have securities lending transactions within the Separate Accounts as of December 31, 2020 or 2019. Securities lent were either specifically identified by the lending bank or segregated into a separate custody account.

11.	Reinsurance

The estimated amount of the aggregate reduction in surplus, for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits, of termination of all reinsurance agreements, by either party, was $1 million as of December 31, 2020 and 2019.

33

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The effects of reinsurance on premiums and annuity considerations, and benefits for the years ended December 31 were as follows:

(in thousands)	2020	2019
Premiums and annuity considerations
Direct	$188,227	$220,163
Assumed	501	612
Ceded:
ALIC	(5,640)	(6,412)
Non-affiliates	(12,403)	(15,335)

Total ceded	(18,043)	(21,747)

Premiums and annuity considerations, net of reinsurance	$170,685	$199,028

(in thousands)	2020	2019
Benefits
Direct	$426,021	$498,431
Assumed	500	562
Ceded:
ALIC	(21,882)	(4,161)
Non-affiliates	(44,444)	(51,979)

Total ceded	(66,326)	(56,140)

Benefits, net of reinsurance	$360,195	$442,853

Reserve credits taken for all reinsurance agreements were $1.65 billion and $1.54 billion as of December 31, 2020 and 2019, respectively.

Reinsurance Agreement with ALIC

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain SSAs to its parent, ALIC. Under the terms of the agreement, if the fixed income book yield on the portion of the Company’s investment portfolio that supports SSAs’ liabilities falls below the average statutory rate, ALIC will pay a benefit. In return, the Company pays a premium to ALIC that is based on and varies with the aggregate statutory reserve balance of the SSAs. The Company paid premium related to the reinsurance treaty to ALIC of $3 million and $4 million in 2020 and 2019, respectively. The Company received benefits of $21 million and $2 million from ALIC in 2020 and 2019, respectively.

12.	Direct Premium Written/Produced by Managing General Agents/Third-Party Administrators (“TPAs”)

The aggregate amount of direct premiums written/produced by managing general agents/TPAs was $3 million and $5 million for the years ended December 31, 2020 and 2019, respectively, which was less than 5% of the Company’s surplus.

34

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

13.	Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

($ in thousands)		2020
		General Account		Separate Account with Guarantees		Separate Account Non- guaranteed		Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	2,935	$	142,758	$	-	$	145,693	3.1%
b. At book value less current surrender charge of 5% or more		1,862		-		-		1,862	-
c. At fair value		1,577		-		168,332		169,909	3.7

d. Total with market value adjustment or at fair value (total of a through c)		6,374		142,758		168,332		317,464	6.8
e. At book value without adjustment (minimal or no charge or adjustment)		922,403		3,107		-		925,510	19.8
(2) Not subject to discretionary withdrawal		3,429,666		-		5,519		3,435,185	73.4

(3) Total (gross: direct + assumed)		4,358,443		145,865		173,851		4,678,159	100.0%

(4) Reinsurance ceded		1,372,411		-		-		1,372,411

(5) Total (net)	$	2,986,032	$	145,865	$	173,851	$	3,305,748

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	1,274	$	-	$	-	$	1,274

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	29,507	$	-	$	-	$	29,507	8.3%
b. At book value less current surrender charge of 5% or more		1,115		-		-		1,115	0.3
c. At fair value		-		-		91,541		91,541	25.9

d. Total with market value adjustment or at fair value (total of a through c)		30,622		-		91,541		122,163	34.5
e. At book value without adjustment (minimal or no charge or adjustment)		214,187		-		-		214,187	60.6
(2) Not subject to discretionary withdrawal		15,278		-		1,872		17,150	4.9

(3) Total (gross: direct + assumed)		260,087		-		93,413		353,500	100.0%

(4) Reinsurance ceded		97,463		-		-		97,463

(5) Total (net) (3) – (4)	$	162,624	$	-	$	93,413	$	256,037

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	341	$	-	$	-	$	341

DEPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	-	$	-	$	-	$	-	-%
b. At book value less current surrender charge of 5% or more		-		-		-		-	-
c. At fair value		31		-		-		31	-

d. Total with market value adjustment or at fair value (total of a through c)		31		-		-		31	-
e. At book value without adjustment (minimal or no charge or adjustment)		11,944		-		-		11,944	3.8
(2) Not subject to discretionary withdrawal		302,683		-		-		302,683	96.2

(3) Total (gross: direct + assumed)		314,658		-		-		314,658	100.0%

(4) Reinsurance ceded		-		-		-		-

(5) Total (net) (3) – (4)	$	314,658	$	-	$	-	$	314,658

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	-	$	-	$	-	$	-

35

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

($ in thousands)		2019
		General Account		Separate Account with Guarantees		Separate Account Non- guaranteed		Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	2,785	$	149,321	$	-	$	152,106	3.4%
b. At book value less current surrender charge of 5% or more		1,430		-		-		1,430	-
c. At fair value		2,153		-		157,383		159,536	3.6

d. Total with market value adjustment or at fair value (total of a through c)		6,368		149,321		157,383		313,072	7.0
e. At book value without adjustment (minimal or no charge or adjustment)		977,893		2,883		-		980,776	21.9
(2) Not subject to discretionary withdrawal		3,182,323		-		4,546		3,186,869	71.1

(3) Total (gross: direct + assumed)		4,166,584		152,204		161,929		4,480,717	100.0%

(4) Reinsurance ceded		1,262,164		-		-		1,262,164

(5) Total (net) (3) – (4)	$	2,904,420	$	152,204	$	161,929	$	3,218,553

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	1,134	$	-	$	-	$	1,134

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	29,486	$	-	$	-	$	29,486	8.2%
b. At book value less current surrender charge of 5% or more		662		-		-		662	0.2
c. At fair value		-		-		86,114		86,114	24.0

d. Total with market value adjustment or at fair value (total of a through c)		30,148		-		86,114		116,262	32.4
e. At book value without adjustment (minimal or no charge or adjustment)		223,559		-		-		223,559	62.3
(2) Not subject to discretionary withdrawal		17,545		-		1,397		18,942	5.3

(3) Total (gross: direct + assumed)		271,252		-		87,511		358,763	100.0%

(4) Reinsurance ceded		98,186		-		-		98,186

(5) Total (net) (3) – (4)	$	173,066	$	-	$	87,511	$	260,577

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	258	$	-	$	-	$	258

DEPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	-	$	-	$	-	$	-	-%
b. At book value less current surrender charge of 5% or more		-		-		-		-	-
c. At fair value		42		-		-		42	-

d. Total with market value adjustment or at fair value (total of a through c)		42		-		-		42	-
e. At book value without adjustment (minimal or no charge or adjustment)		13,109		-		-		13,109	3.8
(2) Not subject to discretionary withdrawal		329,849		-		-		329,849	96.2

(3) Total (gross: direct + assumed)		343,000		-		-		343,000	100.0%

(4) Reinsurance ceded		-		-		-		-

(5) Total (net) (3) – (4)	$	343,000	$	-	$	-	$	343,000

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	-	$	-	$	-	$	-

36

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Reconciliation of total annuity actuarial reserves and deposit fund liabilities was as follows as of December 31:

(in thousands)	2020	2019
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,148,656	$3,077,486
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	314,658	343,000

Subtotal	3,463,314	3,420,486
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	413,129	401,644

Combined Total	$3,876,443	$3,822,130

14.	Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Withdrawal characteristics of life actuarial reserves were as follows as of December 31:

(in thousands)
	2020
	Account Value	Cash Value	Reserve
General Account
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$140	$140
Universal life	407,335	404,903	416,992
Universal life with secondary guarantees	280,517	204,711	497,724
Indexed universal life with secondary guarantees	52,340	27,932	48,680
Variable universal life	1,803	1,113	2,183
Miscellaneous reserves	-	60,305	89,330
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	421,196
Accidental death benefits	XXX	XXX	84
Disability – Active lives	XXX	XXX	882
Disability – Disabled lives	XXX	XXX	17,136
Miscellaneous reserves	XXX	XXX	52,996

Total (gross: direct + assumed)	741,995	699,104	1,547,343
Reinsurance ceded	-	-	173,911

Total (net)	$741,995	$699,104	$1,373,432

Separate Account Nonguaranteed
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$19,201	$18,847	$18,918
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	-
Accidental death benefits	XXX	XXX	-
Disability – Active lives	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	-

Total (gross: direct + assumed)	19,201	18,847	18,918
Reinsurance ceded	-	-	-

Total (net)	$19,201	$18,847	$18,918

37

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)
	2019
	Account Value	Cash Value	Reserve
General Account
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$145	$145
Universal life	424,180	420,895	432,729
Universal life with secondary guarantees	263,915	184,035	483,104
Indexed universal life with secondary guarantees	43,845	21,389	43,431
Variable universal life	1,850	1,604	2,404
Miscellaneous reserves	-	56,715	83,223
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	414,986
Accidental death benefits	XXX	XXX	85
Disability – Active lives	XXX	XXX	765
Disability – Disabled lives	XXX	XXX	14,651
Miscellaneous reserves	XXX	XXX	54,819

Total (gross: direct + assumed)	733,790	684,783	1,530,342
Reinsurance ceded	-	-	180,001

Total (net) (3) – (4)	$733,790	$684,783	$1,350,341

Separate Account with Guarantees & Separate Account Nonguaranteed
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$15,769	$14,918	$15,477
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	-
Accidental death benefits	XXX	XXX	-
Disability – Active lives	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	-

Total (gross: direct + assumed)	15,769	14,918	15,477
Reinsurance ceded	-	-	-

Total (net) (3) – (4)	$15,769	$14,918	$15,477

(in thousands)
Reconciliation of total life actuarial reserves was as follows as of December 31:
		2020	2019
Life & Accident & Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)		$1,303,405	$1,281,272
Exhibit 5, Accidental Death Benefits Section, Total (net)		84	85
Exhibit 5, Disability – Active Lives Section, Total (net)		882	764
Exhibit 5, Disability – Disabled Lives Section, Total (net)		17,043	14,560
Exhibit 5, Miscellaneous Reserves Section, Total (net)		52,018	53,660

Subtotal		1,373,432	1,350,341

Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2		18,918	15,477

Combined total		$1,392,350	$1,365,818

15.	Premiums and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31 were as follows:

(in thousands)		2020				2019
Type		Gross		Net of Loading		Gross		Net of Loading
Ordinary new business	$	18	$	(4)	$	1,430	$	433
Ordinary renewal		23,447		28,960		22,720		29,329

Total	$	23,465	$	28,956	$	24,150	$	29,762

38

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

16.	Separate Accounts

The Company’s Separate Accounts were attributed to the following products/transactions as of December 31:

(in thousands)
	2020		2019
Product/transaction	Legally insulated assets	Separate Account Assets (Not legally insulated)	Legally insulated assets	Separate Account Assets (Not legally insulated)
Variable annuity contracts	$267,549	$-	$249,776	$-
Variable life policies	19,201	-	15,770	-
MGA	-	137,012	-	139,089

Total	$286,750	$137,012	$265,546	$139,089

Separate Accounts held by the Company are for variable annuity contracts, variable life policies and MGA contracts. The assets and liabilities of variable annuity contracts and variable life policies are recorded as assets and liabilities of the Separate Accounts and are legally insulated from the General Account, excluding any purchase payments or transfers directed by the contractholder to earn a fixed rate of return which are included in the Company’s General Account assets. The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account. Separate Accounts which contain variable annuity and variable life business are unit investment trusts and registered with the Securities and Exchange Commission (“SEC”). As of December 31, 2020 and 2019, all assets of the Separate Accounts that support the variable annuity and variable life business were legally insulated.

Variable annuity and variable life business allow the contractholder to accumulate funds within a variety of portfolios, at rates which depend upon the return achieved from the types of investments chosen. The net investment experience of the Separate Accounts is credited directly to the contractholder and can be favorable or unfavorable. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives and policies. Absent any contract provision wherein the Company provides a guarantee, the contractholders of the variable annuity and variable life products bear the investment risk that the Separate Account’s funds may not meet their stated investment objectives. Variable annuity and variable life business is included in the Nonguaranteed Separate Accounts column of the following tables.

The assets and liabilities of MGA contracts are also recorded as assets and liabilities of the Separate Accounts, however, they are not legally insulated from the General Account. MGA products are non-unitized products, most of which are not registered with the SEC. The Separate Account for MGA products provides the opportunity for the contractholder to invest in one or any combination of up to ten interest rate guarantee periods. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustments. MGA business is included in the Nonindexed Guarantee Less than/equal to 4% or the Nonindexed Guarantees More than 4% column of the following tables.

Some of the Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken on variable annuity products, the Separate Accounts paid risk charges of $419 thousand and $559 thousand in 2020 and 2019, respectively. The amount paid by the General Account for Separate Account guarantees for variable annuity products was $121 thousand and $197 thousand in 2020 and 2019, respectively.

In connection with the disposal of the Company’s variable annuity business to Prudential Insurance Company of America (“Prudential”), there is a modified coinsurance reinsurance agreement under which the Separate Account assets and liabilities remain in the Company’s Statements of Financial Position, but the related results of operations are fully reinsured to Prudential and presented net of reinsurance in the Statements of Operations. In contrast, assets supporting General Account liabilities, including the future rights and obligations related to benefit guarantees and fixed rate of return fund investments, have been transferred to Prudential under the coinsurance reinsurance provisions. The reinsurance agreements do not contain limits or indemnifications with regard to the insurance risk transfer, and transferred all of the future risks and responsibilities for performance in the underlying variable annuity contracts to Prudential, including those related to benefit guarantees and fixed rate of return fund investments, in accordance with SSAP No. 61R. The Separate Accounts balances related to the modified coinsurance reinsurance were $267 million and $249 million as of December 31, 2020 and 2019, respectively. The General Account liability balances reinsured to Prudential under the coinsurance reinsurance were $161 million and $164 million as of December 31, 2020 and 2019, respectively, and consisted of the liabilities for fixed rate of return fund investments and benefit guarantees.

39

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Information regarding the Company’s Separate Accounts as of December 31 was as follows:

(in thousands)
	2020
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%	Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/20	$-	$-	$2,089	$2,089

Reserves as of December 31, 2020
For accounts with assets at:
Fair value	$145,865	$-	$286,182	$432,047
Amortized cost	-	-	-	-

Total reserves	$145,865	$-	$286,182	$432,047

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$142,758	$-	$-	$142,758
At book value without market value adjustment and with current surrender charge of 5% or more	-	-	-	-
At fair value	-	-	278,792	278,792
At book value without market value adjustment and with current surrender charge less than 5%	3,107	-	-	3,107

Subtotal	145,865	-	278,792	424,657
Not subject to discretionary withdrawal	-	-	7,390	7,390

Total	$145,865	$-	$286,182	$432,047

Reserves for asset default risk in lieu of AVR	N/A	N/A	N/A	N/A
	2019
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%	Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/19	$-	$-	$1,979	$1,979

Reserves as of December 31, 2019
For accounts with assets at:
Fair value	$152,204	$-	$264,917	$417,121
Amortized cost	-	-	-	-

Total reserves	$152,204	$-	$264,917	$417,121

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$149,321	$-	$-	$149,321
At book value without market value adjustment and with current surrender charge of 5% or more	-	-	-	-
At fair value	-	-	258,973	258,973
At book value without market value adjustment and with current surrender charge less than 5%	2,883	-	-	2,883

Subtotal	152,204	-	258,973	411,177
Not subject to discretionary withdrawal	-	-	5,944	5,944

Total	$152,204	$-	$264,917	$417,121

Reserves for asset default risk in lieu of AVR	N/A	N/A	N/A	N/A
Reconciliation of net transfers to or (from) the Separate Accounts for the years ended December 31 was as follows:
(in thousands)			2020	2019
Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to Separate Accounts			$2,089	$1,979
Transfers from Separate Accounts			37,791	46,281

Net transfers to (from) Separate Accounts			(35,702)	(44,302)
Reconciling adjustments			-	-

Transfers as reported in the Statements of Operations			$(35,702)	$(44,302)

40

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

17.	Other Items

Balances reasonably possible to be uncollectible

Agents’ balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents’ balances receivable was $4 million as of December 31, 2020 and 2019.

Scottish Re (U.S.), Inc. (“SRUS”)

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner (the “Petition”).

ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. The Court has not yet ruled on either of these motions. In the interim, the Company and several other affected parties have been permitted to exercise certain setoff rights while the parties address any potential disputes. On June 30, 2020, pursuant to the Petition, SRUS submitted a proposed Plan of Rehabilitation (“Plan”) for consideration by the Court. On November 2, 2020, the Court issued a Third Amended Order to Show Cause scheduling a hearing on the Petition and Plan for May 25, 2021.

The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $49 thousand and net of nonadmitted recoverables for paid claims of $118 thousand, were $584 thousand as of December 31, 2020. The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $34 thousand and net of nonadmitted recoverables for paid claims of $15 thousand, were $443 thousand as of December 31, 2019. The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”)

The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing and restrictions on large group gatherings, have caused material disruption to businesses globally, resulting in increased unemployment, a recession and increased economic uncertainty. Additionally, there is no way of predicting with certainty how long the pandemic might last, including the potential for restrictions being restored or new restrictions being implemented that could result in further economic volatility.

The Coronavirus has affected the Company’s operations and depending on its length and severity may continue to significantly affect the Company’s results of operations, financial condition and liquidity, including sales of new and retention of existing policies, life insurance mortality and hospital and outpatient claim costs, annuity reserves, investment valuations and returns and increases in bad debt and credit risk.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers, including timing of vaccine distribution, to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Company’s operations, but the effects could be material and may continue, emerge, evolve or accelerate into 2021.

Participating policies

For 2020 and 2019, the Company recognized premiums related to life participating policies of $6 thousand and $48 thousand, respectively. In both 2020 and 2019, these amounts represented less than one-half of one percent of total life premiums and annuity considerations earned. The Company uses accrual accounting to record policyholder dividends on participating policies. The Company paid dividends of $31 thousand and $43 thousand in 2020 and 2019, respectively, to participating policyholders and did not allocate additional income. All of the Company’s accident and health contracts were nonparticipating as of December 31, 2020 and 2019.

Amount of insurance for gross premium less than net premiums

As of December 31, 2020 and 2019, the Company had $1.73 billion and $1.85 billion, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of New York. Reserves to cover the above insurance totaled $50 million and $52 million as of December 31, 2020 and 2019, respectively.

41

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Other reserve changes for life and annuity contracts

In 2020, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $96 million. Other reserve changes in 2020 were as follows:

(in thousands)
		Ordinary
Item	Total	Life Insurance	Individual Annuities
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$(19,482)	$(19,482)	$-
Asset adequacy reserve	115,000	-	115,000

Total	$95,518	$(19,482)	$115,000

In 2019, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $52 million. Other reserve changes in 2019 were as follows:
(in thousands)
		Ordinary
Item	Total	Life Insurance	Individual Annuities
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$51,523	$51,523	$-

Total	$51,523	$51,523	$-

18.	Events Subsequent

On January 26, 2021, AIC and Allstate Financial Insurance Holdings Corporation (“AFIHC”) entered into a Stock Purchase Agreement with Everlake US Holdings Company (formerly Antelope US Holdings Company), an affiliate of an investment fund associated with The Blackstone Group Inc. to sell ALIC and certain affiliates, excluding the Company, for approximately $2.8 billion in cash. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

On March 29, 2021, ALIC, AIC, AFIHC and AIH entered into a definitive Stock Purchase agreement (the “Purchase Agreement”) with Wilton Reassurance Company, an insurance company organized under the laws of the State of Minnesota, to sell the Company and ILIC, a wholly owned subsidiary of AFIHC for approximately $220 million in cash. Under the terms of the Purchase Agreement, prior to the consummation of the sale of the Company, AIH or another affiliate will contribute to the Company approximately $660 million in cash. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

Prior to the closing of the above sales transactions, ALIC and certain affiliates will consummate certain pre-sale restructuring and reinsurance transactions (the “Pre-Sale Transactions”) to, among other things, transfer certain out-of-scope assets and businesses, through reinsurance or otherwise, from ALNY to AIC or other affiliates, and terminate or amend certain existing reinsurance arrangements between ALIC and the Company. The consummation of the above transactions (including the Pre-Sale Transactions) will result in the satisfaction of the conditions to ALIC’s sale that relate to the Company.

An evaluation of subsequent events was made through May 19, 2021, the date the audited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the statutory-basis financial statements.

* * * * * *

42

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2019 AND 2018

(in thousands except par value and number of shares)	2019	2018
ADMITTED ASSETS
Bonds (fair value: $4,400,759 and $4,396,476)	$3,996,839	$4,242,823
Preferred stocks (fair value: $11,051 and $10,964)	10,562	10,542
Common stocks (cost: $123,957 and $144,495)	165,135	163,393
Mortgage loans on real estate	718,901	676,175
Cash, cash equivalents and short-term investments	220,888	80,702
Contract loans	38,563	39,293
Derivatives	6,047	1,628
Other invested assets	385,644	384,070
Receivables for securities	150,125	836
Securities lending reinvested collateral assets	391	1,721

Subtotals, cash and invested assets	5,693,095	5,601,183

Investment income due and accrued	45,804	49,100
Premiums and considerations	30,605	30,027
Reinsurance recoverables and other reinsurance receivables	1,547	1,289
Current federal and foreign income tax recoverable and interest thereon	-	4,403
Net deferred tax asset	29,598	21,540
Guaranty funds receivable or on deposit	919	1,136
Advanced benefits	5,900	5,394
Other assets	3,707	3,088
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	404,635	399,536

Total	$6,215,810	$6,116,696

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,446,313	$4,454,250
Liability for deposit-type contracts	343,000	370,770
Contract claims	28,197	23,169
Interest maintenance reserve	12,481	13,659
Commissions to agents due or accrued	1,784	2,135
Transfers to Separate Accounts due or accrued (net)	12,822	(1,604)
Taxes, licenses and fees due or accrued, excluding federal income taxes	930	915
Current federal and foreign income taxes	28,056	-
Asset valuation reserve	145,134	122,319
Payable to parent, subsidiaries and affiliates	4,480	5,504
Payable for securities lending	157,280	68,817
Reserve for uncashed checks	5,832	4,903
Other liabilities	10,699	7,849
From Separate Accounts Statement	404,635	399,536

Total liabilities	5,601,643	5,472,222

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	480,414	510,721

Total capital and surplus	614,167	644,474

Total	$6,215,810	$6,116,696

See notes to statutory-basis financial statements.

1

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Premiums and annuity considerations for life and accident and health contracts	$199,028	$196,364
Net investment income	258,104	284,063
Amortization of interest maintenance reserve	3,211	5,818
Commissions and expense allowances on reinsurance ceded	2,559	2,686
Reserve adjustments on reinsurance ceded	(28,355)	(33,699)
Miscellaneous income	1,153	3,528

Total	435,700	458,760

Death benefits	72,782	73,745
Annuity benefits	171,567	186,516
Disability benefits and benefits under accident and health contracts	39,191	27,776
Surrender benefits and withdrawals for life contracts	140,144	165,163
Interest and adjustments on contracts or deposit-type contract funds	19,051	20,770
Increase (decrease) in aggregate reserves for life and accident and health contracts	(7,937)	(89,973)
Commissions on premiums, annuity considerations, and deposit-type contract funds	19,903	22,764
General insurance expenses	38,408	39,528
Insurance taxes, licenses and fees, excluding federal income taxes	7,845	9,239
(Increase) decrease in loading on deferred and uncollected premiums	(1,420)	(76)
Net transfers to or (from) Separate Accounts net of reinsurance	(44,302)	(66,472)
Other expenses	912	872

Total	456,144	389,852

Net gain (loss) from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	(20,444)	68,908

Federal and foreign income taxes incurred (excluding tax on capital gains)	26,390	5,320

Net gain (loss) from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	(46,834)	63,588

Net realized capital gains (losses) less capital gains tax of $3,416 and $1,164	12,852	4,380

Net income (loss)	$(33,982)	$67,968

See notes to statutory-basis financial statements.

2

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Capital and surplus, December 31, prior year	$644,474	$603,058
Net income (loss)	(33,982)	67,968
Change in net unrealized capital gains (losses)	16,484	(22,448)
Change in net unrealized foreign exchange capital gains (losses)	(3,698)	44
Change in net deferred income tax	29,258	(5,197)
Change in nonadmitted assets	(15,554)	(85)
Change in asset valuation reserve	(22,815)	1,134

Capital and surplus, December 31, current year	$614,167	$644,474

See notes to statutory-basis financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
Cash from operations	2019	2018
Premiums collected net of reinsurance	$198,038	$195,896
Net investment income	235,155	247,056
Miscellaneous income	2,510	6,171

Total	435,703	449,123

Benefits and loss related payments	446,455	490,187
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(58,728)	(27,413)
Commissions, expenses paid and aggregate write-ins for deductions	66,399	73,897
Dividends paid to policyholders	42	123
Federal and foreign income taxes paid (recovered)	(2,112)	11,042

Total	452,056	547,836

Net cash from operations	(16,353)	(98,713)

Cash from investments
Proceeds from investments sold, matured or repaid	858,339	870,712
Cost of investments acquired (long-term only)	747,739	732,634
Net increase or (decrease) in contract loans and premium notes	(791)	(213)

Net cash from investments	111,391	138,291

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(46,793)	(49,362)
Other cash provided (applied)	91,941	12,776

Net cash from financing and miscellaneous sources	45,148	(36,586)

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	140,186	2,992
Cash, cash equivalents and short-term investments, beginning of year	80,702	77,710

Cash, cash equivalents and short-term investments, end of period	$220,888	$80,702

Supplemental disclosures for non-cash transactions
Change in receivable for securities sold	$149,288	$2,579
Portfolio investments exchanged	86,650	66,023
Mortgage loans refinanced	8,388	10,927
Reinvestment of non-cash distributions from other invested assets	3,395	4,799
Income from other invested assets	929	11,505
Change in payable for securities acquired	712	-
Stock dividends received	37	2,020
Stock distributions a return of capital	4	-

See notes to statutory-basis financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities. The Company also previously offered variable annuities, all of which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the State of New York as of December 31 is shown below:

(in thousands)
	2019	2018
Net Income
The Company’s state basis	$(33,982)	$67,968

State prescribed practices that increase/(decrease) NAIC SAP:
Premiums	(11)	(111)
Commissions and expense allowances on reinsurance ceded	2	(60)
Increase in loading on deferred and uncollected premium	(333)	(423)
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$(33,640)	$68,562

Surplus
The Company’s state basis	$614,167	$644,474

State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(10,418)	(9,751)
Aggregate write-ins (Reinsurance balances recoverable)	2,904	2,579
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$621,681	$651,646

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

5

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Accounting practices and procedures of the NAIC as prescribed or permitted by the NYDFS comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences relevant to the Company are as follows:

•

Bonds, excluding Securities Valuation Office (“SVO”)-identified investments, are stated at amortized cost, or lower of amortized cost or fair value, or recovery value, while under GAAP, they are generally carried at fair value or recovery value depending on the reason for the other-than-temporary impairment (“OTTI”) as discussed below.

•	Preferred stocks are valued as prescribed by the SVO, while under GAAP, they are reported at fair value.

•

Under the APPM, unaffiliated common stocks are reported at fair value and changes in fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus. Under GAAP, equity investments, including common stocks and limited partnership interests not accounted for under the equity method of accounting (“EMA”) or that do not result in consolidation, are measured at fair value with changes in fair value recognized in net income.

•

Certain investments in partnerships and limited liability companies under GAAP are recorded at fair value. Per the APPM, these investments require EMA to be used. EMA on a statutory basis, in conjunction with asset valuation reserve (“AVR”) recognition requirements as discussed below, recognizes the earnings of the investment in surplus with only the portion distributed recorded in investment income, while GAAP recognizes all earnings, both distributed and undistributed in investment income. Investments in partnerships and limited liability companies are required to have audited GAAP financial statements or audited U.S. tax-basis financial statements to be admitted. For investments in non-U.S. partnerships and limited liability companies for which audited GAAP or International Financial Reporting Standards financial statements are not available, admission requires using certain audited financial statements prepared using foreign generally accepted accounting principles with an audited reconciliation to GAAP.

•	Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

•	Under both GAAP and the APPM, the Company is required to identify securities with OTTI and to recognize an impairment loss.

GAAP and the APPM have different requirements for bonds other than loan-backed and structured securities (“LBASS”), and LBASS with OTTI depending if it is credit related or intent related. Credit related OTTI results from an assessment that the entire cost basis is not expected to be recovered. Intent related OTTI results when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis.

Under GAAP, for credit related OTTI, bonds other than LBASS are written down to expected recovery value. Recovery value is determined by calculating the present value of the future cash flows at the security’s original or current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value. Under GAAP and the APPM, for intent related OTTI, bonds other than LBASS are written down to fair value.

Under GAAP and the APPM, for credit related OTTI, LBASS are written down to expected recovery value. Under GAAP and the APPM, for intent related OTTI, LBASS are written down to fair value. Intent related OTTI, for LBASS under the APPM, results when there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

•

Under the APPM, derivatives which follow hedge accounting are reported in a manner consistent with the hedged item with no ineffectiveness separately recorded. Derivatives that are not designated as accounting hedges are recorded at fair value, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus until the transaction is closed (e.g., terminated, sold, expired, exercised). Derivatives which are used in replication are reported in a manner consistent with the asset that has been replicated. Embedded derivative instruments are not accounted for separately as derivative instruments. Derivative assets and liabilities are reported gross in the financial statements.

Under GAAP, derivatives that qualify as a fair value hedge are recorded at fair value in the same income statement line item as the hedged item; cash flow hedges are also recorded at fair value. Hedge ineffectiveness, if any, is recorded along with the hedged item. The change in fair value of a non-hedge derivative, including derivatives used in replication, is recorded as a realized capital gain or loss. Embedded derivative instruments are accounted for separately and marked to market through realized capital gains or losses. Derivative assets and liabilities that qualify for offsetting with a counterparty are reported as a net asset or liability in the financial statements.

The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

•

For holders of surplus notes, interest is not accrued until approved by the applicable state of domicile per the APPM. GAAP requires interest on surplus notes to be accrued whether or not states approval has been obtained.

•

Under the APPM, costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents’ and brokers’ remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

•

Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the

6

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Statement of Operations. The APPM also includes limitations as to the amount of deferred tax assets (“DTAs”) that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

•	Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP.

•

Certain reported assets, including the portion of net DTAs that exceeded the APPM limitations, prepaid commissions, certain agent and bills receivables, receivable from sale of securities over 15 days past due, and certain other receivables over 90 days past due, are designated as nonadmitted assets and are charged directly to unassigned surplus. Under GAAP, these assets are reported in the Statements of Financial Position, net of any valuation allowance.

•

Life statutory policy reserves are based on mortality, interest and other assumptions applied in compliance with statutory regulations and subject to reserve testing with assumption subject to statutory requirements. Health statutory policy reserves are based on morbidity, interest, and withdrawal assumptions applied in compliance with statutory regulations. Statutory formula policy reserves in certain cases are subject to stand alone reserve testing with assumptions subject to statutory requirements. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, morbidity, interest and withdrawals and include sufficiency testing with assumptions representative of the Company’s current expectations. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

•	The AVR and interest maintenance reserve (“IMR”) are required by the APPM, but not GAAP.

•

Under the APPM, liabilities from guaranty funds or other assessments from insolvencies of entities that wrote long term care contracts are recorded at discounted rates, while all other assessments are reported at undiscounted rates. Under GAAP, all guaranty funds or other assessments are reported at undiscounted rates.

•

The assets and reserves relating to modified guaranteed annuity (“MGA”) contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to or (from) the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees for contract administration and surrenders.

•

Under the APPM, premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense. Under GAAP, revenue on certain annuity contracts and universal life-type contracts is comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

•	GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

Use of estimates

The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Bonds with an NAIC designation of 1 through 5, including LBASS and excluding SVO-identified investments, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. The Company’s bond portfolio also includes SVO-identified investments, which are reported at fair value. Changes in the fair value of the SVO-identified investments are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Redeemable preferred stocks are reported at cost, amortized cost or the lower of cost, amortized cost or fair value, depending on the assigned NAIC designation. Perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. Unaffiliated common stocks are reported at fair value. For preferred stocks reported at fair value and unaffiliated common stocks, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

Cash equivalents are reported at fair value or amortized cost. Cash equivalents reported at amortized cost are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates. Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

7

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Other invested assets consist of investments in partnerships, limited liability companies and surplus notes. Investments in partnerships and limited liability companies are generally reported based on the underlying audited GAAP equity of the investee, with undistributed earnings or losses reflected in unassigned surplus as a change in net unrealized capital gains and losses and, are generally recognized on a delay due to the availability of financial statements. The change in net unrealized capital gains and losses is reported in unassigned surplus, as well as used in the calculation of the AVR provision. Surplus notes are reported at amortized cost or the lower of amortized cost or fair value depending on the NAIC designation.

Realized capital losses recognized on all bonds due to OTTI and net realized capital gains and losses on certain qualifying surplus notes included in other invested assets resulting from changes in the general level of interest rates are reported in the IMR, net of tax and amortized into the Statements of Operations. For LBASS designated as no intent and ability to hold, the non-interest related portion of OTTI losses is used in the calculation of the AVR provision, while the interest-related OTTI is reported in IMR. All other net realized capital gains and losses for other invested assets resulting from changes in the general level of interest rates and OTTI realized capital losses for other invested assets and bonds that are not a result of changes in the general level of interest rates are reported in the Statements of Operations and used in the calculation of the AVR provision, the change of which is reported within unassigned surplus.

Investment income primarily consists of interest, dividends, income from limited partnership interests, and amortization of any premium or discount. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all other, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. Accrual of income is suspended for other-than-temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Cash distributions received from investments in partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed. Any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other than temporary declines in fair value and periodic changes in fair value and settlements of certain derivatives. Realized capital gains and losses on investment sales are determined on a specific identification basis.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each bond, including LBASS, and common and preferred stock, whose carrying value may be other-than-temporarily impaired. For each bond, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond’s decline in fair value is considered other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but it is probable the Company will not be able to collect all amounts due according to contractual terms, the bond’s decline in value is considered other-than-temporarily impaired, and a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost basis. If either situation exists, the security’s decline in value is considered other-than-temporarily impaired and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other-than-temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For common and preferred stocks, the Company considers various factors, including whether the Company has the intent and ability to hold the stock for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the stock’s decline in fair value is other than temporary and the difference between the stock’s cost and fair value is recognized as a realized capital loss. A decision to sell stock for an amount below its cost would be an other than temporary decline and a realized capital loss is recorded. For stocks managed by a third-party, either the Company has contractually retained its decision making authority as it pertains to selling stocks that are in an unrealized loss position or it recognizes an unrealized loss at the end of the period through a charge to realized capital loss.

The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for bonds, including LBASS) or cost (for stocks) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company’s evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering

8

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

Impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2019 and 2018.

Derivative financial instruments

Derivative financial instruments include foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. When derivatives meet specific criteria, they may be designated as accounting hedges, which means they may be accounted for and reported on in a manner that is consistent with the hedged asset or liability. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus. The determination of the AVR and IMR impact of realized capital gains and losses on derivatives is based on how the realized capital gains and losses of the underlying asset is reported. The Company’s accounting policy for the various types of derivative instruments is discussed further in Note 4.

Securities loaned

The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in cash equivalents or short-term investments.

AVR and IMR

The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year’s realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year’s unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company’s total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the “sister” sub-component if that sub-component’s total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the combined maximum reserve, the Company may transfer the excess to the other component if that component’s total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company’s total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses.    After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year’s interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year’s amortization released to the Statements of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities and commitments to extend mortgage loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position. The details of the off-balance-sheet commitments are discussed further in Note 4.

9

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Premiums and annuity considerations

Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for accident and health insurance and certain immaterial traditional life insurance policies are recognized as revenue when due. Considerations received for supplementary contracts with life contingencies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected. Considerations received on deposit-type funds, which do not contain any life contingencies, are recorded directly to the related reserve liability. Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted.

Reserves for policy benefits

The Company adopted Principles Based Reserving (“PBR”), which are computed actuarially according to New York Regulation 213 with interest, mortality and other assumptions applied in compliance with statutory regulations, for the following policies:

Certain guaranteed term policies issued on or after May 13, 2019, and all guaranteed term policies issued on or after October 1, 2019

Certain universal life policies issued on or after October 1, 2019

Certain whole life policies issued on or after October 1, 2019

Policy benefit reserves for traditional and flexible premium life insurance policies, excluding the above policies, are computed actuarially according to the Commissioners’ Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners’ Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for MGA products are calculated according to New York Regulation 127 with interest and mortality assumptions in compliance with statutory regulations.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contractholders, less surrenders and withdrawals that represent a return to the contractholder. For deposit-type funds with no cash values prior to maturity, reserves are present values of contractual payments with interest assumptions in compliance with statutory regulations. Tabular interest on deposit-type funds is calculated as the prescribed valuation interest rate times the mean amount of funds subject to such rate held at the beginning and end of the year of valuation.

Policy benefit reserves for accident and health insurance products include claim reserves, contract reserves and unearned premiums, if applicable. Claim reserves, including incurred but not reported claims, represent management’s estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in the Statements of Operations when additional information becomes known.

On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies. For annuity contracts issued as substandard, reserves are calculated according to Title 11 of the New York Codes, Rules and Regulations Section 99.6(i).

Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM. Tabular interest for contracts not involving life contingencies represents the net amount credited taking into account increments of premiums and annuity considerations and decrements of benefits, withdrawals, loads and policy charges.

Reinsurance

The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

The amounts reported in the Statements of Financial Position as amounts recoverable from reinsurers include amounts billed to reinsurers for losses paid. Contract claims are reported net of reinsurance recoverables on unpaid losses, which represent estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract and in accordance with the coverage, terms and conditions of the reinsurance agreement. Reinsurance does not extinguish the Company’s primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written off through a charge to the Statements of Operations.

Income taxes

The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities (“DTLs”) are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from net unrealized losses on certain investments carried at fair value. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, Income Taxes (“SSAP No. 101”).

10

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment (“valuation allowance”) if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of valuation allowance, will be realized.

Separate Accounts

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders’ claims to the related assets and are carried at the fair value of the assets. In the event the asset values of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Reserves for guarantees provided by the Company are included in the Company’s General Account.

The Company holds reserves for variable annuity contracts and variable life policies at less than the fund balances carried in the Separate Accounts. The difference between the reserves and the fund balances of the Separate Accounts is transferred from the Separate Accounts to the General Account, and the variable annuity portion is subsequently reinsured via a modified coinsurance agreement. Premiums, contract benefits, reserve transfers, policy loans and policyholder charges are also transferred from the Separate Accounts to the General Account.

Separate Accounts premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts and variable life policies accrue directly to the contractholders and, therefore, are not included in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support MGA contracts accrue to the Company. Gains or losses from the MGA business, net of reinsurance, are included in net transfers to or (from) Separate Accounts in the Statements of Operations.

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value as of December 31:

(in thousands)
2019	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,268,294	$270,761	$(2,487)	$3,536,568
U.S. special revenue	338,850	87,778	-	426,628
U.S. governments	137,972	7,113	-	145,085
U.S. political subdivisions	100,125	22,886	-	123,011
SVO-identified investments	106,624	-	-	106,624
States, territories and possessions	37,715	17,756	-	55,471
All other governments	7,011	68	-	7,079
Hybrid securities	248	45	-	293

Total bonds	$3,996,839	$406,407	$(2,487)	$4,400,759

2018	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,370,212	$116,373	$(68,630)	$3,417,955
U.S. special revenue	454,767	67,073	(142)	521,698
U.S. governments	186,319	8,419	(5)	194,733
U.S. political subdivisions	150,348	17,517	-	167,865
SVO-identified investments	19,576	-	-	19,576
States, territories and possessions	54,277	12,622	-	66,899
All other governments	7,076	419	-	7,495
Hybrid securities	248	7	-	255

Total bonds	$4,242,823	$222,430	$(68,777)	$4,396,476

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

11

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position as of December 31.

(in thousands)	2019
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$84,150	$(544)	$52,233	$(1,986)	$(2,530)
LBASS	34	-	6	-	-
Common stocks	1,258	(219)	-	-	(219)
Preferred stocks	-	-	473	(27)	(27)

Total	$85,442	$(763)	$52,712	$(2,013)	$(2,776)

	2018
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$1,201,539	$(36,361)	$508,842	$(31,911)	$(68,272)
LBASS	31,096	(736)	19,628	(266)	(1,002)
Common stocks	4,578	(54)	-	(11)	(65)
Preferred stocks	153	(6)	412	(88)	(94)

Total	$1,237,366	$(37,157)	$528,882	$(32,276)	$(69,433)

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of December 31, 2019.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(478)	$(1,697)	$(2,175)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(355)	(355)

Total unrealized losses	$(478)	$(2,052)	$(2,530)

(1)	Below investment grade bonds includes $260 thousand that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates and/or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

Unrealized losses on common and preferred stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

As of December 31, 2019, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of December 31, 2019, the Company had the intent and ability to hold LBASS, common and preferred stocks with unrealized losses for a period of time sufficient for them to recover.

12

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of December 31, 2019:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$552,004	$556,824
Due after one year through five years	1,266,177	1,334,341
Due after five years through ten years	1,541,114	1,658,498
Due after ten years	736,502	950,041

Total	$4,095,797	$4,499,704

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Year-ended December 31, 2019	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$5,459	$3,316	$2,143
Preferred stocks	13	16	(3)
Common stocks	16,329	2,611	13,718
Cash and cash equivalents	22	52	(30)
Derivatives	493	227	266
Other invested assets	2,939	191	2,748

	$25,255	$6,413	18,842

Capital gain tax expense			(3,957)
Transferred to IMR			(2,033)

Total			$12,852

Year-ended December 31, 2018	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$3,253	$5,405	$(2,152)
Preferred stocks	32	27	5
Common stocks	24,655	17,516	7,139
Cash and cash equivalents	18	119	(101)
Derivatives	552	986	(434)
Other invested assets	9	984	(975)

	$28,519	$25,037	3,482

Capital gain tax expense			(731)
Transferred to IMR			1,629

Total			$4,380

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $202 million and $226 million in 2019 and 2018, respectively. Gross gains of $5 million and $1 million and gross losses of $2 million and $4 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs during 2019 and 2018, respectively. In addition, the Company recorded $2 million and $14 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships in 2019 and 2018, respectively.

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31:

(% of total municipal bond statement value)
	2019	2018
California	31.8%	26.8%
Texas	11.4	12.9
Oregon	10.8	7.1
Illinois	7.7	5.4

13

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Mortgage loans on real estate

The minimum and maximum lending rates for new mortgage loans in 2019 and 2018 were 3.20% and 4.68%, and 3.63% and 4.83%, respectively. All new mortgage loans were commercial.

For loans acquired during 2019 and 2018, the maximum percentage of any one loan to the value of the property at the time of the loan was 73.1% and 74.7%, respectively.

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $719 million and $676 million as of December 31, 2019 and 2018, respectively. The Company did not have recorded investment in mortgage loans in which it is a participant or co-lender in a mortgage loan agreement as of December 31, 2019. The Company’s recorded investment in mortgage loans in which it is a participant or co-lender in a mortgage loan agreement was $5 million as of December 31, 2018.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31:

(in thousands)	2019			2018
Debt Service Coverage Ratio Distribution	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total
Below 1.0	$-	$-	$-	$-	$-	$-
1.0 - 1.25	48,858	-	48,858	25,539	-	25,539
1.26 - 1.50	211,949	-	211,949	184,083	-	184,083
Above 1.50	429,675	28,419	458,094	438,154	28,399	466,553

Total non-impaired mortgage loans	$690,482	$28,419	$718,901	$647,776	$28,399	$676,175

The Company’s mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of commercial real estate exceeding 5% of the mortgage loan portfolio as of December 31:

(% of mortgage loan portfolio carrying value)	2019	2018
Texas	20.3%	16.6%
California	16.3	18.2
North Carolina	8.3	9.0
Nevada	6.0	6.4
Illinois	5.6	6.3
Utah	5.4	2.2
New Jersey	5.0	6.0
Arizona	3.9	5.2

The types of properties collateralizing the commercial mortgage loan portfolio as of December 31 were as follows:

(% of mortgage loan portfolio carrying value)	2019	2018
Apartment complexes	29.8%	31.5%
Office buildings	26.3	26.5
Warehouse and industrial	16.8	16.2
Retail	15.2	17.0
Other	11.9	8.8

Total	100.0%	100.0%

14

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Loan-backed securities

The Company held LBASS as of December 31, 2019 and 2018. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2019			2018

	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	516	32	345

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	2,832	169	1,950	402	49	295

OTTI recognized 3rd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	182	29	109

OTTI recognized 4th Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	$-	-	-	$4,083	175	$4,087

Annual Aggregate Total		$169			$285

The following table presents the percent of statement value of the Company’s LBASS portfolio that is comprised of asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of December 31:

	2019	2018
ABS	86%	86%
RMBS	12	10
CMBS	2	4

Total	100%	100%

All and ninety-nine percent of the ABS had an NAIC designation of 1 or 2 as of December 31, 2019 and 2018, respectively. The majority were backed by lease transactions and credit tenant loans as of December 31, 2019 and 2018.

All of the RMBS had an NAIC designation of 1 or 2 as of December 31, 2019 and 2018.

Four percent and ninety-eight percent of the CMBS had an NAIC designation of 1 as of December 31, 2019 and 2018, respectively.

15

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The following LBASS were other-than-temporarily impaired at the end of each quarter presented, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
46628FAN1	$2,832	$2,663	$169	$2,663	$1,950	6/30/2019

Total			$169

	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
22545DAG2	$516	$484	$32	$484	$345	03/31/2018
22545DAG2	402	353	49	353	295	06/30/2018
22545DAG2	182	153	29	153	109	09/30/2018
22545DAG2	155	115	40	115	113	12/31/2018
46628FAN1	3,928	3,793	135	3,793	3,974	12/31/2018

Total			$285

Securities lending transactions

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral as a liability.

All collateral is received in the form of cash, unrestricted and maintained in a separate custody account. Collateral is invested in cash equivalents or short-term investments during the agreement period. The Company monitors the fair value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice. Substantially all of the Company’s securities loaned were placed with large banks.

The fair value of the Company’s cash collateral received in connection with its securities lending program was $157 million and $69 million as of December 31, 2019 and 2018, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program as of December 31:

(in thousands)	2019		2018

	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$58,888	$58,889	$36,224	$36,222
30 days or less	99,349	99,336	33,207	33,206

Total collateral reinvested	$158,237	$158,225	$69,431	$69,428

The maturity dates of the liability (collateral to be returned) did not match the invested assets. The invested assets are short-term investments that can easily be liquidated on demand to match the liability. All the collateral the Company has accepted under its securities lending program is permitted, by contract or custom, to be sold or repledged. None of the securities lending transactions the Company has entered into extend beyond a year.

Restricted assets

Restricted assets (including pledged) consisted of the following as of December 31:

($ in thousands)	2019
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$68,817	$88,463	$157,280	2.5%	2.5%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	5,292	(2,038)	3,254	0.1	0.1
On deposit with states	1,988	(11)	1,977	-	-
Collateral pledged for derivatives	61	198	259	-	-

Total restricted assets	$76,158	$86,612	$162,770	2.6%	2.6%

16

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

($ in thousands)	2018
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$59,067	$9,750	$68,817	1.1%	1.1%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	4,239	1,053	5,292	0.1	0.1
On deposit with states	2,001	(13)	1,988	-	-
Collateral pledged for derivatives	290	(229)	61	-	-

Total restricted assets	$65,597	$10,561	$76,158	1.2%	1.2%

For letter stock or securities restricted as to sale excluding FHLB capital stock, the nature of restriction is contractual and it is restricted from sale for the duration of the investment.

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements as of December 31:

(in thousands)	2019
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$156,889	$156,889	2.7%	2.7%
Securities lending	391	391	-	-

Total collateral assets	$157,280	$157,280	2.7%	2.7%

	2018
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$67,096	$67,096	1.2%	1.2%
Securities lending	1,721	1,721	-	-

Total collateral assets	$68,817	$68,817	1.2%	1.2%

The Company’s recognized obligations to return collateral assets (General Account) was $157 million and $69 million as of December 31, 2019 and 2018, respectively and accounted for 3.0% and 1.4% of the Company’s total liabilities as of December 31, 2019 and 2018, respectively.

Prepayment penalty and acceleration fees

The following table provides the number of CUSIPs sold, redeemed or otherwise disposed of and the aggregate amount of investment income generated for bonds, including LBASS, sold, redeemed or otherwise disposed of as a result of a callable feature for the years ended December 31:

($ in thousands)	2019		2018
	General Account	Separate Account	General Account	Separate Account
Number of CUSIPs	129	3	49	2
Aggregate amount of investment income	$6,222	$120	$2,955	$105

4.	Fair Value Measurements

The Company will adopt revised disclosure requirements for SSAP No. 100R, Fair Value (“SSAP No. 100R”) as detailed in Statutory Accounting Principles Working Group maintenance agenda item #2018-36 on January 1, 2020, when Financial Accounting Standards Board Accounting Standards Update 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement is adopted.

Fair value is defined, per SSAP No. 100R, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

17

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position as of December 31:

(in thousands)
		2019
Description for each class of asset or liability		(Level 1)		(Level 2)		(Level 3)		NAV		Total
Assets at fair value
Bonds
SVO-identified investments	$	106,624	$	-	$	-	$	-	$	106,624

Common stocks
Industrial and miscellaneous		117,896		-		5,893		671		124,460
Mutual funds		40,675		-		-		-		40,675

Total common stocks		158,571		-		5,893		671		165,135

Cash equivalents
Money market mutual funds		124,763		-		-		-		124,763

Derivative assets
Equity and index contracts		-		5,232		-		-		5,232
Foreign currency contracts		-		771		-		-		771
Interest rate contracts		-		-		44		-		44

Total derivative assets		-		6,003		44		-		6,047

Separate Accounts assets		265,546		123,964		15,125		-		404,635

Total assets at fair value	$	655,504	$	129,967	$	21,062	$	671	$	807,204

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$	-	$	(2,833)	$	-	$	-	$	(2,833)
Foreign currency contracts		-		(88)		-		-		(88)

Total derivative liabilities		-		(2,921)		-		-		(2,921)

Total liabilities at fair value	$	-	$	(2,921)	$	-	$	-	$	(2,921)

18

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
		2018
Description for each class of asset or liability		(Level 1)		(Level 2)		(Level 3)		NAV		Total
Assets at fair value
Bonds
SVO-identified investments	$	19,576	$	-	$	-	$	-	$	19,576

Common stocks
Industrial and miscellaneous		72,600		63		9,594		1,235		83,492
Mutual funds		79,901		-		-		-		79,901

Total common stocks		152,501		63		9,594		1,235		163,393

Cash equivalents
Money market mutual funds		50,353		-		-		-		50,353

Derivative assets
Equity and index contracts		-		556		-		-		556
Foreign currency contracts		-		684		-		-		684
Interest rate contracts		-		-		327		-		327

Total derivative assets		-		1,240		327		-		1,567

Separate Accounts assets		241,710		137,693		20,133		-		399,536

Total assets at fair value	$	464,140	$	138,996	$	30,054	$	1,235	$	634,425

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$	-	$	(178)	$	-	$	-	$	(178)
Foreign currency contracts		-		(14)		-		-		(14)

Total derivative liabilities		-		(192)		-		-		(192)

Total liabilities at fair value	$	-	$	(192)	$	-	$	-	$	(192)

Investments in certain common stock measured and reported at NAV in the Statements of Financial Position and presented in the table are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had no commitments to invest in these investments over their remaining lives.

There were no transfers between Level 1 and Level 2 during 2019 or 2018.

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source, including situations where a fair value quote is not provided by the Company’s independent third-party valuation service provider resulting in the price becoming stale or replaced with a broker quote whose inputs have not been corroborated to be market observable. This situation will result in the transfer of a security into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts - MGA products may be supported by corporate bonds, including those that are privately placed, RMBS, ABS and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices

19

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

Level 3 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)
Description		Beginning balance as of 01/01/2019		Transfers into Level 3		Transfers out of Level 3		Total gains and (losses) included in net income		Total gains and (losses) included in surplus
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		9,594		-		(16)		5,680		(2,655)

Separate Accounts assets		20,133		-		-		(14)		555

Derivatives, net		327		-		-		52		(216)

Total assets and liabilities	$	30,054	$	-	$	(16)	$	5,718	$	(2,316)

(continued)
Description		Purchases		Issuances		Sales		Settlements		Ending balance as of 12/31/2019
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		582		-		(7,292)		-		5,893

Separate Accounts assets		4,600		-		-		(10,149)		15,125

Derivatives, net		18		-		-		(137)		44

Total assets and liabilities	$	5,200	$	-	$	(7,292)	$	(10,286)	$	21,062

(in thousands)
Description		Beginning balance as of 01/01/2018		Transfers into Level 3		Transfers out of Level 3		Total gains and (losses) included in net income		Total gains and (losses) included in surplus
Perpetual preferred stocks
Industrial and miscellaneous	$	1,163	$	-	$	(1,163)	$	-	$	-

Common stocks
Industrial and miscellaneous		5,996		-		(1,542)		(5)		2,698

Separate Accounts assets		15,789		-		-		14		(649)

Derivatives, net		286		-		-		(212)		260

Total assets and liabilities	$	23,234	$	-	$	(2,705)	$	(203)	$	2,309

20

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(continued) (in thousands) Description		Purchases		Issuances		Sales		Settlements		Ending balance as of 12/31/2018
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		4,110		-		(1,663)		-		9,594

Separate Accounts assets		5,000		-		-		(21)		20,133

Derivatives, net		66		-		-		(73)		327

Total assets and liabilities	$	9,176	$	-	$	(1,663)	$	(94)	$	30,054

There were no transfers into Level 3 in 2019 or 2018. Transfers out of Level 3 during 2019 included situations where the primary inputs to the valuation of a price quote were not market observable in the prior period and a fair value quote became available from the Company’s independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant. Transfers out of Level 3 during 2018 included securities measured at lower of cost or market and reported at cost in 2018, and fair value in 2017. Transfers out of Level 3 during 2018 were also the result of assets utilizing NAV as a practical expedient to determine fair value.

Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all its financial instruments in 2019 and 2018.

Financial assets

(in thousands)		2019
Type of Financial Instrument		Aggregate Fair Value		Admitted Assets		(Level 1)		(Level 2)		(Level 3)		NAV
Bonds:
Other than LBASS	$	4,305,679	$	3,908,132	$	108,874	$	4,157,945	$	38,860	$	-
LBASS		95,080		88,707		-		87,753		7,327		-
Preferred stocks		11,051		10,562		-		9,529		1,522		-
Common stocks		165,135		165,135		158,571		-		5,893		671
Mortgage loans on real estate		749,129		718,901		-		-		749,129		-
Cash equivalents		223,708		223,721		124,763		98,945		-		-
Derivatives		6,047		6,047		-		6,003		44		-
Other invested assets:
Unaffiliated surplus notes		8,522		6,192		-		8,522		-		-
Securities lending reinvested collateral		391		391		-		391		-		-
Separate Accounts		404,635		404,635		265,546		123,964		15,125		-

		2018
Type of Financial Instrument		Aggregate Fair Value		Admitted Assets		(Level 1)		(Level 2)		(Level 3)		NAV
Bonds:
Other than LBASS	$	4,248,527	$	4,099,290	$	55,875	$	4,164,953	$	27,699	$	-
LBASS		147,949		143,533		-		136,876		11,073		-
Preferred stocks		10,964		10,542		-		9,631		1,333		-
Common stocks		163,393		163,393		152,501		63		9,594		1,235
Mortgage loans on real estate		679,874		676,175		-		-		679,874		-
Cash equivalents		86,827		86,828		50,353		36,474		-		-
Derivatives		1,568		1,567		1		1,240		327		-
Other invested assets:
Unaffiliated surplus notes		7,806		6,192		-		7,806		-		-
Securities lending reinvested collateral		1,721		1,721		-		1,721		-		-
Separate Accounts		399,536		399,536		241,710		137,693		20,133		-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes

21

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on quoted prices or quoted net asset values for identical or similar assets in markets that are not active. The primary inputs to the valuation for redeemable preferred stocks in Level 2 include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads. The fair value of preferred stocks in Level 3 is based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stocks in Levels 2 and 3 is based the valuation methods described earlier in this note. Certain unaffiliated private common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows, or if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of cash equivalents in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments as of December 31:

(in thousands)	2019
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$391,518	$329,905	$-	$-	$391,518	$-
Securities lending collateral	157,280	157,280	-	157,280	-	-
Derivatives	2,921	2,921	-	2,921	-	-

	2018
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$435,259	$359,937	$-	$-	$435,259	$-
Securities lending collateral	68,817	68,817	-	68,817	-	-
Derivatives	192	192	-	192	-	-

The fair value of the liability for deposit-type contracts is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

Derivative financial instruments

Derivative financial instruments utilized by the Company during 2019 and 2018 included foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. The Company uses derivatives for risk reduction. Risk reduction activity is focused

22

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations. All of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis. The Company does not use derivatives for speculative purposes.

The following tables summarize the notional amount, fair value and statement value of the Company’s derivative financial instruments, including those with off-balance-sheet risk as of December 31:

(in thousands)	2019
	Notional Amount		Fair Value			Statement Value
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities
Swaps	$15,079	$2,905	$771	$	(88)	$771	$(88)
Futures	-	162	-		-	-	-
Options	54,718	40,995	5,276		(2,833)	5,276	(2,833)

Total	$69,797	$44,062	$6,047	$	(2,921)	$6,047	$(2,921)

	2018
	Notional Amount		Fair Value			Statement Value
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities
Swaps	$14,926	$1,165	$684	$	(14)	$684	$(14)
Futures	124	-	1		-	-	-
Options	47,348	33,001	883		(178)	883	(178)

Total	$62,398	$34,166	$1,568	$	(192)	$1,567	$(192)

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

The following table summarizes the credit exposure on the Company’s outstanding over-the-counter contracts as of December 31:

(in thousands)	2019	2018
Swaps	$696	$670
Options	44	327

Total	$740	$997

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the statement value of over-the-counter derivative contracts with a positive statement value at the reporting date.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Swaps

Foreign currency forward contracts involve the future exchange or delivery of foreign currencies based on terms negotiated at the inception of the contract which are settled at the end of the contract. They are primarily used to reduce foreign currency risk associated with holding foreign currency denominated investments. Cash settlement is required when the contract matures. The amount of cash exchanged is based on the difference between the specified rate on the date the contract was entered into (contract rate) compared to the actual rate on the settlement date. On the settlement date, the Company will either pay or receive cash equal to the difference between the contract rate and the actual rate multiplied by the specified notional amount. The change in the fair value of open foreign currency forward contracts is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision, until closed (e.g. terminated or settled). If the contract was hedging coupon payments of a bond, any gains and losses at closing are reported in net investment income. If the contract was hedging the original principal of a bond or the bond the Company was hedging is sold, any gains and losses at closing are reported in realized capital gains or losses. These contracts receive non-hedge accounting treatment.

Futures

The Company utilizes equity index futures contracts. Futures contracts are defined as commitments to buy or sell designated financial instruments based on specified prices, yields or indices. Futures contracts provide returns at specified or optional dates based upon a specified index applied to a notional amount. The Company utilizes equity index futures contracts to hedge the equity exposure contained in equity

23

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

indexed life product contracts that offer equity returns to contractholders. Daily cash settlement of variation margins is required for futures contracts and is based on the changes in daily prices. The final settlement of equity index futures contracts is always in cash. Daily cash settlements of margin gains or losses for futures contracts receiving fair value hedge accounting treatment are reported in net investment income. The daily cash settlements of margin gains and losses for futures contracts that receive non-hedge accounting treatment and have terminated are reported in net realized capital gains or losses. The daily cash settlements of margin gains and losses for open futures contracts that receive non-hedge accounting treatment are reported as net unrealized capital gains and losses within unassigned surplus and used in the calculation of the AVR provision. Futures contracts receive either fair value hedge accounting treatment or non-hedge accounting treatment, depending on the strategy.

Options

Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. These agreements are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Typically a premium is paid to the counterparty at the inception of a contract. Cash is received based on the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to the notional amount. Premiums paid are reported as derivative assets. Periodic settlements received are reported as net investment income. The change in the fair value of open agreements is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision. If an agreement is terminated prior to its expiration date, gains or losses are reported in net realized capital gains or losses. For certain interest rate cap agreements whose premiums are payable in installments, the initial interest rate cap agreement asset is equal to the initial premium payment plus the sum of the remaining premium installments payable. Interest rate cap agreements receive non-hedge accounting treatment.

Index option contracts provide returns at specified or optional dates based on a specified equity index applied to the option’s notional amount. When the Company purchases and writes (sells) option contracts at specific prices, a premium is calculated for the right, but not the obligation, to buy/sell the value of an underlying index at a stated price on or before the expiration date of the option. The amount of premium calculated is based on the number of contracts purchased/sold, the specified price and the maturity date of the contract. Premiums are paid or received in cash at either the inception of the purchase/sale of the contract or throughout the life of the contract depending on the agreement with the counterparties and brokers. If the option is exercised, the Company receives/pays cash equal to the product of the number of contracts and the specified price in the contract (strike price). Purchased and written put and call index option contracts are cash settled upon exercise. If the options are not exercised, then no additional cash is exchanged when the contract expires. Premiums incurred when purchasing option contracts are reported as a derivative asset and premiums received when writing option contracts are reported as a derivative liability. Purchased and written option contracts used for replication purposes.

The Company purchases and writes option contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. The purchased and written option contracts are accounted for as fair value hedges. The change in the fair value of purchased/written option contracts is reported as net investment income, with an adjustment to derivative assets/liabilities. The gain or loss on the cash settled exercise of a purchased/written index option contract is reported in net investment income. If the purchased/written option contract expires without being exercised, the premiums paid/received are reported in net investment income and the corresponding asset/liability previously recorded is reversed. The Company entered into option contracts which required the payment/receipt of premiums at either the inception of the contract or throughout the life of the contract, depending on the agreement with the counterparties and brokers.

In general, the collateral pledged by the Company is in the custody of a counterparty or an exchange. However, the Company has access to this collateral at any time, subject to replacement. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2019, the Company pledged securities with fair values of $291 thousand in the form of margin deposits. As of December 31, 2018, the Company pledged cash of $61 thousand in the form of margin deposits.

The Company pledges or obtains collateral for over-the-counter derivative transactions when certain predetermined exposure limits are exceeded. As of December 31, 2019 and 2018, counterparties pledged $831 thousand and $970 thousand, respectively, of cash collateral to the Company. As of December 31, 2019 and 2018, the Company did not pledge collateral to counterparties.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 were as follows:

(in thousands)	2019	2018
Commitments to invest in limited partnership interests	$127,514	$153,719
Private placement commitments	15,000	-
Other loan commitments	13,000	10,000

The contractual amounts represent the amount at risk if the contract was fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business.

Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business.

24

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments have either fixed or varying expiration dates or other termination clauses.

5.	Income Taxes

The components of the net DTA (DTL) were as follows as of December 31:

(in thousands)	2019			2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$94,210	$2,415	$96,625	$86,089	$4,284	$90,373	$8,121	$(1,869)	$6,252
Valuation allowance	-	-	-	-	-	-	-	-	-

Adjusted gross DTAs	$94,210	$2,415	$96,625	$86,089	$4,284	$90,373	$8,121	$(1,869)	$6,252
DTAs nonadmitted	17,801	-	17,801	-	-	-	17,801	-	17,801

Subtotal – net admitted DTA	$76,409	$2,415	$78,824	$86,089	$4,284	$90,373	$(9,680)	$(1,869)	$(11,549)
DTLs	47,970	1,256	49,226	67,769	1,064	68,833	(19,799)	192	(19,607)

Net admitted DTA/(net DTL)	$28,439	$1,159	$29,598	$18,320	$3,220	$21,540	$10,119	$(2,061)	$8,058

The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

(in thousands)	2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,159	$1,159
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	28,439	-	28,439
Adjusted gross DTAs expected to be realized following the balance sheet date	28,439	-	28,439
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	87,685
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,970	1,256	49,226

DTAs admitted as the result of application of SSAP No. 101, total	$76,409	$2,415	$78,824

	2018
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$3,220	$3,220
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	19,835	-	19,835
Adjusted gross DTAs expected to be realized following the balance sheet date	19,835	-	19,835
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	95,390
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	66,254	1,064	67,318

DTAs admitted as the result of application of SSAP No. 101, total	$86,089	$4,284	$90,373

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$(2,061)	$(2,061)
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	8,604	-	8,604
Adjusted gross DTAs expected to be realized following the balance sheet date	8,604	-	8,604
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	(7,705)
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	(18,284)	192	(18,092)

DTAs admitted as the result of application of SSAP No. 101, total	$(9,680)	$(1,869)	$(11,549)

The Company’s risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

($ in thousands)	2019	2018
Ratio percentage used to determine recovery period and threshold limitation amount.	685.9%	760.9%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$609,711	$640,261

The impact of tax-planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

($ in thousands)	2019		2018		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage.
Adjusted gross DTAs amount	$94,210	$2,415	$86,089	$4,284	$8,121	$(1,869)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax-planning strategies	4.75%	-%	-%	-%	4.75%	-%
Net admitted adjusted gross DTAs amount	$76,409	$2,415	$86,089	$4,284	$(9,680)	$(1,869)
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax-planning strategies	4.04%	-%	-%	-%	4.04%	-%

The Company’s tax planning strategies does include the use of reinsurance.

25

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a policyholder surplus account. The balance in this account as of December 31, 2017 of $389 thousand will result in federal income taxes payable of $82 thousand. Pursuant to the Tax Cuts and Jobs Act of 2017 (“Tax Legislation”) enacted December 22, 2017, this tax will be paid ratably over the next eight taxable years.

The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

(in thousands)	2019	2018	Change
DTAs
Ordinary
Policyholder reserves	$74,121	$64,479	$9,642
Investments	2,890	5,335	(2,445)
Deferred acquisition costs	16,361	14,982	1,379
Receivables – nonadmitted	813	1,268	(455)
Other	25	25	-

Subtotal	$94,210	$86,089	$8,121

Nonadmitted	$17,801	$-	$17,801

Admitted ordinary DTAs	$76,409	$86,089	$(9,680)

Capital
Investments	$2,131	$4,172	$(2,041)
Unrealized losses	284	112	172

Subtotal	$2,415	$4,284	$(1,869)

Admitted capital DTAs	$2,415	$4,284	$(1,869)

Admitted DTAs	$78,824	$90,373	$(11,549)

DTLs
Ordinary
Investments	$3,856	$1,141	$2,715
Policyholder reserves	15,759	18,344	(2,585)
Prepaid commissions	481	584	(103)
Deferred premium asset	-	209	(209)
Other	3	3	-

Subtotal	$20,099	$20,281	$(182)

Capital
Investments	$-	$22,996	$(22,996)
Unrealized gains	29,127	25,556	3,571

Subtotal	$29,127	$48,552	$(19,425)

DTLs	$49,226	$68,833	$(19,607)

Net DTAs/DTLs	$29,598	$21,540	$8,058

The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	2019	2018	Change
Total DTAs	$96,625	$90,373	$6,252
Total DTLs	49,226	68,833	(19,607)

Net DTAs (DTLs)	$47,399	$21,540	25,859

Tax effect of unrealized gains (losses)			3,399

Change in net deferred income tax			29,258
Tax effect of nonadmitted assets			455
Adjustment of prior year tax liabilities			1,788

Change in net deferred income tax relating to the provision			$31,501

26

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2018	2017	Change
Total DTAs	$90,373	$80,535	$9,838
Total DTLs	68,833	59,754	9,079

Net DTAs (DTLs)	$21,540	$20,781	759

Tax effect of unrealized gains (losses)			(5,956)

Change in net deferred income tax			(5,197)
Tax effect of nonadmitted assets			(1)
Adjustment of prior year tax liabilities			-

Change in net deferred income tax relating to the provision			$(5,198)

The provision for incurred income taxes for the years ended December 31, was:

(in thousands)	2019	2018	Change
Current Income Tax
Federal	$26,390	$5,320	$21,070
Federal income tax on net capital gains	3,957	731	3,226

Federal and foreign income taxes incurred	$30,347	$6,051	$24,296

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

($ in thousands)	2019	Effective Tax Rate	2018	Effective Tax Rate
Provision computed at statutory rate	$(336)	21.0%	$15,202	21.0%
IMR amortization	(674)	42.1	(1,222)	(1.7)
Dividend received deduction	(238)	14.8	(305)	(0.4)
Non-deductibles	146	(9.1)	110	0.2
Tax credits	(32)	2.0	(39)	(0.1)
Prior year true-up	(30)	1.9	(2,507)	(3.4)
Other	10	(0.6)	10	-
Change in net deferred income taxes	31,501	(1,966.4)	(5,198)	(7.2)

Total statutory income taxes	$30,347	(1,894.3)%	$6,051	8.4%

As of December 31, 2019, capital gain income taxes incurred by the Company in 2019, 2018 and 2017 of $31 million, $9 million and $15 million, respectively, will be available for recoupment in the event of future net capital losses.

The Company joins the Corporation and its 74 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Information Concerning Parent, Subsidiaries and Affiliates

Related party transactions

The Company reported the following as receivables from affiliates as of December 31:

(in thousands)	2019	2018
Allstate Financial Services, LLC (“AFS”)	$191	$251
Allstate Assurance Company	42	-
Intramerica Life Insurance Company	5	6
Allstate Distributors, LLC	-	1

Total	$238	$258

The Company also reported the following as payable to affiliates as of December 31:

(in thousands)	2019	2018
ALIC	$1,844	$2,484
AIC	1,332	1,379
Allstate Investments, LLC (“AILLC”)	817	1,018
American Heritage Life Insurance Company	481	622
Corporation	6	1

Total	$4,480	$5,504

Intercompany receivable and payable balances are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively, with one exception. Net intercompany balances with AFS are settled monthly regardless of dollar amount.

27

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Related party commitments

Surety bonds issued by AIC

The Company issued structured settlement annuities (“SSAs”), a type of immediate annuity, in 2013 and prior at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.

In most cases, these annuities were issued under a “qualified assignment”, whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly-owned subsidiaries of ALIC, purchased annuities from the Company. Effective March 22, 2013, the Company no longer offers SSAs. AIC issued surety bonds to indemnify the payment of structured settlement benefits assigned to ASC from both AIC and unaffiliated parties, and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to indemnify the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuity payments that are indemnified by ALIC or the surety bonds of AIC were $2.04 billion and $2.05 billion as of December 31, 2019 and 2018, respectively.

Significant related party agreements

The Company is a party to the New York Insurer Supplement to Amended and Restated Service and Expense Agreement (the “Agreement”) between the Corporation and certain of its affiliated insurance companies pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

The Company is a party to the Investment Advisory Agreement and Amendment to Service Agreement with AILLC whereby AILLC provides investment management services.

The Company has a reinsurance agreement with ALIC, reinsuring various life and accidental death benefits on specified individual policy forms issued by the Company. Life policies are reinsured on a yearly renewable term basis.

The Company, ALIC and The Bank of New York (“BONY”) entered into a credit for reinsurance trust agreement (“Reinsurance Trust”) effective December 23, 2019, with ALIC as grantor, the Company as beneficiary and BONY as trustee. ALIC established the Reinsurance Trust under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114) for the benefit of the Company. The assets held under the Reinsurance Trust amounted to $1.45 billion as of December 31, 2019.

The Company is a party to a federal income tax allocation agreement with the Corporation.

7.	Company Benefit Plans

The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(k) Savings Plan. The Company was allocated its share of the costs associated with these benefits in accordance with the Agreement. The Company’s allocated share of these benefits was $2 million and $1 million in 2019 and 2018, respectively. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2019 Equity Incentive Plan that amended and restated the 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company’s allocated share of these costs was $1 million and $2 million in 2019 and 2018, respectively. Contractually, the Company’s obligations are limited to its share of the allocated service costs.

8.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of December 31, 2019 and 2018. All common shares had a par value of $25 per share.

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

(in thousands)	2019	2018
Nonadmitted assets	$(21,672)	$(6,118)
AVR	(145,134)	(122,319)
Net unrealized capital gains (losses) less capital gains tax	106,665	93,879

28

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Dividend restrictions

The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements, and other relevant factors. This amount is formula driven based on net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by New York insurance law. Any dividend must be paid out of unassigned surplus and cannot result in capital and surplus being less than the minimum amount required by law. Dividends are not cumulative. As of December 31, 2019, the Company cannot declare or pay dividends without the prior approval of the NYDFS because of its negative net gain from operations in 2019.

9.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

Guaranty fund assessments

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2019 and 2018, the Company had accrued $762 thousand and $756 thousand, respectively, for future guaranty fund assessments, and $763 thousand and $757 thousand, respectively, for the related premium tax offset expected to be received. The period over which assessments are expected to be paid varies. Premium tax offsets are realized on a straight-line basis over the period allowed by each individual state once the guaranty fund assessment has been paid. The Company did not recognize an impairment loss on the premium tax offsets in 2019 or 2018.

Reconciliations of assets recognized from paid and accrued premium tax offsets and policy surcharges were as follows:

(in thousands)	2019	2018
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end	$1,136	$3,619

Decreases during the year:
Premium tax offset applied	224	2,484

Increases during the year:
Policy surcharges collected/accrued	7	1

Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$919	$1,136

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2019:

($ in thousands)
Discount rate applied	4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty fund assessment		Related assets
Name of the insolvency	Undiscounted	Discounted	Undiscounted	Discounted
American Network Insurance Company	$2	$1	$1	$1
Penn Treaty Network America Insurance Company	5	3	5	3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years

American Network Insurance Company	36	23-59	52	32	23-59	52
Penn Treaty Network America Insurance Company	41	41-68	54	37	41-68	54

29

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2018:

($ in thousands)
Discount rate applied	4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty fund assessment		Related assets
Name of the insolvency	Undiscounted	Discounted	Undiscounted	Discounted
American Network Insurance Company	$2	$1	$1	$1
Penn Treaty Network America Insurance Company	6	3	5	3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	43	15-60	51	38	15-60	52
Penn Treaty Network America Insurance Company	44	42-69	57	39	42-69	57

10.	Sale, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer and servicing of financial assets

The Company’s business activities included securities lending programs with third parties, mostly large banks. As of December 31, 2019 and 2018, bonds and common stocks within the General Account with fair values of $152 million and $67 million, respectively, were on loan under these agreements. The Company did not have securities lending transactions within the Separate Accounts as of December 31, 2019 or 2018. Securities lent were either specifically identified by the lending bank or segregated into a separate custody account.

Wash sales

In the course of managing the investment portfolio, securities may be sold and reacquired within 30 days of the sale date in order to enhance the portfolio’s yield.

In December 2019, the NAIC adopted guidance which clarified that only investments that meet the definition of a wash sale in accordance with SSAP No. 103R, Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that crosses reporting periods are subject to disclosure. Prior to December 2019 reporting, wash sales that were within the same reporting period were also disclosed.

The details of securities with an NAIC designation of 3 or below, and those without an NAIC designation, which were sold during the years ended December 31, 2018 and reacquired within 30 days of the sale date were as follows:

($ in thousands)	2018
Description	NAIC Designation	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain (Loss)
Bonds	3	-	$-	$-	$-
Bonds	4	-	-	-	-
Bonds	5	-	-	-	-
Common stocks		11	6,847	7,970	1,024

30

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

11.	Reinsurance

The estimated amount of the aggregate reduction in surplus, for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits, of termination of all reinsurance agreements, by either party, was $1 million as of December 31, 2019 and 2018.

The effects of reinsurance on premiums and annuity considerations, and benefits for the years ended December 31 were as follows:

(in thousands)	2019	2018
Premiums and annuity considerations
Direct	$220,163	$217,125
Assumed	612	591
Ceded:
ALIC	(6,412)	(5,405)
Non-affiliates	(15,335)	(15,947)

Total ceded	(21,747)	(21,352)

Premiums and annuity considerations, net of reinsurance	$199,028	$196,364

(in thousands)	2019	2018
Benefits
Direct	$498,431	$530,267
Assumed	562	599
Ceded:
ALIC	(4,161)	(83)
Non-affiliates	(51,979)	(56,645)

Total ceded	(56,140)	(56,728)

Benefits, net of reinsurance	$442,853	$474,138

Reserve credits taken for all reinsurance agreements were $1.54 billion and $353 million as of December 31, 2019 and 2018, respectively.

Reinsurance Agreement with ALIC

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain SSAs to its parent, ALIC. Under the terms of the agreement, if the fixed income book yield on the portion of the Company’s investment portfolio that supports SSAs’ liabilities falls below the average statutory rate, ALIC will pay a benefit. In return, the Company pays a premium to ALIC that is based on and varies with the aggregate statutory reserve balance of the SSAs. The Company paid premium related to the reinsurance treaty to ALIC of $4 million and $3 million in 2019 and 2018, respectively. The Company received benefits of $2 million from ALIC in 2019; no benefits were received in 2018.

12.	Direct Premium Written/Produced by Managing General Agents/Third-Party Administrators (“TPAs”)

The aggregate amount of direct premiums written/produced by managing general agents/TPAs was $5 million for the years ended December 31, 2019 and 2018, which was less than 5% of the Company’s surplus.

31

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

13.	Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

($ in thousands)	2019
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$2,785	$149,321	$-	$152,106	3.4%
b. At book value less current surrender charge of 5% or more	1,430	-	-	1,430	-
c. At fair value	2,153	-	157,383	159,536	3.6

d. Total with market value adjustment or at fair value (total of a through c)	6,368	149,321	157,383	313,072	7.0
e. At book value without adjustment (minimal or no charge or adjustment)	977,893	2,883	-	980,776	21.9
(2) Not subject to discretionary withdrawal	3,182,323	-	4,546	3,186,869	71.1

(3) Total (gross: direct + assumed)	4,166,584	152,204	161,929	4,480,717	100.0%

(4) Reinsurance ceded	1,262,164	-	-	1,262,164

(5) Total (net) (3) – (4)	$2,904,420	$152,204	$161,929	$3,218,553

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$1,134	$-	$-	$1,134

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$29,486	$-	$-	$29,486	8.2%
b. At book value less current surrender charge of 5% or more	662	-	-	662	0.2
c. At fair value	-	-	86,114	86,114	24.0

d. Total with market value adjustment or at fair value (total of a through c)	30,148	-	86,114	116,262	32.4
e. At book value without adjustment (minimal or no charge or adjustment)	223,559	-	-	223,559	62.3
(2) Not subject to discretionary withdrawal	17,545	-	1,397	18,942	5.3

(3) Total (gross: direct + assumed)	271,252	-	87,511	358,763	100.0%

(4) Reinsurance ceded	98,186	-	-	98,186

(5) Total (net) (3) – (4)	$173,066	$-	$87,511	$260,577

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$258	$-	$-	$258

DESPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$-	$-	$-	$-	-%
b. At book value less current surrender charge of 5% or more	-	-	-	-	-
c. At fair value	42	-	-	42	-

d. Total with market value adjustment or at fair value (total of a through c)	42	-	-	42	-
e. At book value without adjustment (minimal or no charge or adjustment)	13,109	-	-	13,109	3.8
(2) Not subject to discretionary withdrawal	329,849	-	-	329,849	96.2

(3) Total (gross: direct + assumed)	343,000	-	-	343,000	100.0%

(4) Reinsurance ceded	-	-	-	-

(5) Total (net) (3) – (4)	$343,000	$-	$-	$343,000

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$-	$-	$-	$-

32

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

($ in thousands)	2018
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With market fair value adjustment	$33,938	$153,311	$-	$187,249	4.6%
At book value less current surrender charge of 5% or more	3,618	-	-	3,618	0.1
At fair value	2,593	-	223,224	225,817	5.5

Total with market value adjustment or at fair value	40,149	153,311	223,224	416,684	10.2
At book value without adjustment (minimal or no charge or adjustment)	1,323,272	3,213	-	1,326,485	32.3
Not subject to discretionary withdrawal	2,357,206	-	4,891	2,362,097	57.5

Total (gross: direct + assumed)	3,720,627	156,524	228,115	4,105,266	100.0%

Reinsurance ceded	167,893	-	-	167,893

Total (net)	$3,552,734	$156,524	$228,115	$3,937,373

Reconciliation of total annuity actuarial reserves and deposit fund liabilities was as follows as of December 31:

(in thousands)	2019	2018

Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,077,486	$3,181,964
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	343,000	370,770

Subtotal	3,420,486	3,552,734
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	401,644	384,639

Combined Total	$3,822,130	$3,937,373

14.	Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Withdrawal characteristics of life actuarial reserves were as follows as of December 31:

(in thousands)	2019

	General Account			Separate Account – Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$145	$145	$-	$-	$-
Universal life	424,180	420,895	432,729	-	-	-
Universal life with secondary guarantees	263,915	184,035	483,104	-	-	-
Indexed universal life with secondary guarantees	43,845	21,389	43,431	-	-	-
Variable universal life	1,850	1,604	2,404	15,769	14,918	15,477
Miscellaneous reserves	-	56,715	83,223	-	-	-
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	414,986	XXX	XXX	-
Accidental death benefits	XXX	XXX	85	XXX	XXX	-
Disability – Active lives	XXX	XXX	765	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	14,651	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	54,819	XXX	XXX	-

Total (gross: direct + assumed)	733,790	684,783	1,530,342	15,769	14,918	15,477
Reinsurance ceded	-	-	180,001	-	-	-

Total (net)	$733,790	$684,783	$1,350,341	$15,769	$14,918	$15,477

33

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
Reconciliation of total life actuarial reserves was as follows as of December 31:

2019
Life & Accident & Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)	$1,281,272
Exhibit 5, Accidental Death Benefits Section, Total (net)	85
Exhibit 5, Disability – Active Lives Section, Total (net)	764
Exhibit 5, Disability – Disabled Lives Section, Total (net)	14,560
Exhibit 5, Miscellaneous Reserves Section, Total (net)	53,660

Subtotal	1,350,341

Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2	15,477

Combined total	$1,365,818

15.	Premiums and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31 were as follows:

(in thousands)	2019		2018
Type	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$1,430	$433	$3,188	$914
Ordinary renewal	22,720	29,329	21,501	27,967

Total	$24,150	$29,762	$24,689	$28,881

16.	Separate Accounts

The Company’s Separate Accounts were attributed to the following products/transactions as of December 31:

(in thousands)	2019		2018
Product/transaction	Legally insulated assets	Separate Account Assets (Not legally insulated)	Legally insulated assets	Separate Account Assets (Not legally insulated)
Variable annuity contracts	$249,776	$-	$228,542	$-
Variable life policies	15,770	-	13,168	-
MGA	-	139,089	-	157,826

Total	$265,546	$139,089	$241,710	$157,826

Separate Accounts held by the Company are for variable annuity contracts, variable life policies and MGA contracts. The assets and liabilities of variable annuity contracts and variable life policies are recorded as assets and liabilities of the Separate Accounts and are legally insulated from the General Account, excluding any purchase payments or transfers directed by the contractholder to earn a fixed rate of return which are included in the Company’s General Account assets. The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account. Separate Accounts which contain variable annuity and variable life business are unit investment trusts and registered with the Securities and Exchange Commission (“SEC”). As of December 31, 2019 and 2018, all assets of the Separate Accounts that support the variable annuity and variable life business were legally insulated. Variable annuity and variable life business allow the contractholder to accumulate funds within a variety of portfolios, at rates which depend upon the return achieved from the types of investments chosen. The net investment experience of the Separate Accounts is credited directly to the contractholder and can be favorable or unfavorable. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives and policies. Absent any contract provision wherein the Company provides a guarantee, the contractholders of the variable annuity and variable life products bear the investment risk that the Separate Account’s funds may not meet their stated investment objectives. Variable annuity and variable life business is included in the Nonguaranteed Separate Accounts column of the following tables.

The assets and liabilities of MGA contracts are also recorded as assets and liabilities of the Separate Accounts, however, they are not legally insulated from the General Account. MGA products are non-unitized products, most of which are not registered with the SEC. The Separate Account for MGA products provides the opportunity for the contractholder to invest in one or any combination of up to ten interest rate guarantee periods. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustments. MGA business is included in the Nonindexed Guarantee Less than/equal to 4% or the Nonindexed Guarantees More than 4% column of the following tables.

Some of the Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken on variable annuity products, the Separate Accounts paid risk charges of $559 thousand and $618 thousand in 2019 and 2018, respectively. The amount paid by the General Account for Separate Account guarantees for variable annuity products was $197 thousand and $110 thousand in 2019 and 2018, respectively.

In connection with the disposal of the Company’s variable annuity business to Prudential Insurance Company of America (“Prudential”), there is a modified coinsurance reinsurance agreement under which the Separate Account assets and liabilities remain in the Company’s Statements of Financial Position, but the related results of operations are fully reinsured to Prudential and presented net of reinsurance in the Statements of

34

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Operations. In contrast, assets supporting General Account liabilities, including the future rights and obligations related to benefit guarantees and fixed rate of return fund investments, have been transferred to Prudential under the coinsurance reinsurance provisions. The reinsurance agreements do not contain limits or indemnifications with regard to the insurance risk transfer, and transferred all of the future risks and responsibilities for performance in the underlying variable annuity contracts to Prudential, including those related to benefit guarantees and fixed rate of return fund investments, in accordance with SSAP No. 61R. The Separate Accounts balances related to the modified coinsurance reinsurance were $249 million and $228 million as of December 31, 2019 and 2018, respectively. The General Account liability balances reinsured to Prudential under the coinsurance reinsurance were $164 million and $168 million as of December 31, 2019 and 2018, respectively, and consisted of the liabilities for fixed rate of return fund investments and benefit guarantees.

Information regarding the Company’s Separate Accounts as of December 31 was as follows:

(in thousands)	2019
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%		Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/19	$-	$-		$1,979	$1,979

Reserves as of December 31, 2019
For accounts with assets at:
Fair value	$152,204	$-	$	` 264,917	$417,121
Amortized cost	-	-		-	-

Total reserves	$152,204	$-		$264,917	$417,121

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$149,321	$-		$-	$149,321
At book value without market value adjustment and with current surrender charge of 5% or more	-	-		-	-
At fair value	-	-		258,973	258,973
At book value without market value adjustment and with current surrender charge less than 5%	2,883	-		-	2,883

Subtotal	152,204	-		258,973	411,177
Not subject to discretionary withdrawal	-	-		5,944	5,944

Total	$152,204	$-		$264,917	$417,121

Reserves for asset default risk in lieu of AVR	N/A	N/A		N/A	N/A

	2018
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%		Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/18	$-	$-		$2,096	$2,096

Reserves as of December 31, 2018
For accounts with assets at:
Fair value	$156,524	$-		$240,982	$397,506
Amortized cost	-	-		-	-

Total reserves	$156,524	$-		$240,982	$397,506

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$153,311	$-		$-	$153,311
At book value without market value adjustment and with current surrender charge of 5% or more	-	-		-	-
At fair value	-	-		236,091	236,091
At book value without market value adjustment and with current surrender charge less than 5%	3,213	-		-	3,213

Subtotal	156,524	-		236,091	392,615
Not subject to discretionary withdrawal	-	-		4,891	4,891

Total	$156,524	$-		$240,982	$397,506

Reserves for asset default risk in lieu of AVR	N/A	N/A		N/A	N/A

35

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Reconciliation of net transfers to or (from) the Separate Accounts for the years ended December 31 was as follows:

(in thousands)		2019		2018
Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to Separate Accounts	$	1,979	$	2,096
Transfers from Separate Accounts		46,281		68,568

Net transfers to (from) Separate Accounts		(44,302)		(66,472)

Reconciling adjustments		-		-

Transfers as reported in the Statements of Operations	$	(44,302)	$	(66,472)

17.	Other Items

Balances reasonably possible to be uncollectible

Agents’ balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents’ balances receivable was $4 million and $161 thousand as of December 31, 2019 and 2018, respectively.

Scottish Re (U.S.), Inc. (“SRUS”)

The parent of SRUS, Scottish Holdings, Inc. and their parent, collectively referred to as SHI, filed U.S. Chapter 11 proceedings on January 28, 2018. During 2018, a stock purchase agreement was executed between SHI and Hildene Re Holdings LLC for the purchase of SHI. The sale did not occur in 2018 and SRUS did not file the statutory statements for December 31, 2018 or later.

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner (the “Petition”). Pursuant to the Petition, it is expected that SRUS will submit a Plan of Rehabilitation. ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. The court has not yet ruled on either of these motions. In the interim, the Company and several other affected parties have been permitted to exercise certain setoff rights while the parties address any potential disputes.

The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $34 thousand and net of nonadmitted recoverables for paid claims of $15 thousand, were $443 thousand as of December 31, 2019. The Company’s reinsurance reserve credit and recoverables with SRUS were $552 thousand as of December 31, 2018. The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

Participating policies

For 2019 and 2018, the Company recognized direct premiums related to life participating policies of $48 thousand and $101 thousand, respectively. In both 2019 and 2018, these amounts represented less than one-half of one percent of total life premiums and annuity considerations earned. The Company uses accrual accounting to record policyholder dividends on participating policies. The Company paid dividends of $43 thousand and $123 thousand in 2019 and 2018, respectively, to participating policyholders and did not allocate additional income. All of the Company’s accident and health contracts were nonparticipating as of December 31, 2019 and 2018.

Amount of insurance for gross premium less than net premiums

As of December 31, 2019 and 2018, the Company had $1.85 billion and $2.01 billion, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of New York. Reserves to cover the above insurance totaled $52 million and $54 million as of December 31, 2019 and 2018, respectively.

Other reserve changes for life and annuity contracts

In 2019, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $52 million. Other reserve changes in 2019 were as follows:

(in thousands)	2019
Item	Ordinary Life Insurance
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$51,523

Total	$51,523

36

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

In 2018, the Company’s aggregate reserves for life and annuity contracts were decreased by other reserve changes of $817 thousand. Other reserve changes in 2018 were as follows:

(in thousands)		2018
Item		Ordinary Life Insurance
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$	(817)

Total	$	(817)

18.	Events Subsequent

The Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods and social distancing, have caused material disruption to businesses globally resulting in increased unemployment, a potential recession and increased economic uncertainty.

Depending on its length and severity, the Coronavirus and the related containment actions may significantly affect the Company’s results of operations, financial condition and liquidity, including sales of new policies, life insurance mortality and hospital and outpatient claim costs, annuity reserves, lower investment valuations and returns and increases in credit risk. In addition, the actions may impact the Company’s operations.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Company’s operations, but the effects could be material and may continue, emerge or accelerate into 2021.

An evaluation of subsequent events was made through May 19, 2020, the date the audited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the statutory-basis financial statements.

* * * * * *

37

ALLSTATE LIFE INSURANCE COMPANY OF

NEW YORK

Statutory-basis Financial Statements as of June 30,

2021 (unaudited) and December 31, 2020 and for the

Six Months Ended June 30, 2021 and 2020

(unaudited).

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

 JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

(in thousands except par value and number of shares)	June 30, 2021	December 31, 2020
ADMITTED ASSETS
Bonds (fair value: $4,914,698 and $4,788,589)	$4,415,100	$4,175,040
Preferred stocks (fair value: $1,848 and $2,236)	1,848	1,796
Common stocks (cost: $117,769 and $170,915)	162,702	249,205
Mortgage loans on real estate	534,362	616,560
Cash, cash equivalents and short-term investments	53,050	130,453
Contract loans	36,724	37,280
Derivatives	7,889	8,469
Other invested assets	359,366	342,484
Receivables for securities	29,606	206
Securities lending reinvested collateral assets	-	1,414

Subtotals, cash and invested assets	5,600,647	5,562,907

Investment income due and accrued	44,413	44,801
Premiums and considerations	26,980	29,609
Reinsurance recoverables and other reinsurance receivables	8,283	5,060
Net deferred tax asset	31,873	32,760
Guaranty funds receivable or on deposit	909	908
Advanced benefits	4,664	6,421
Other assets	2,627	3,454
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	423,113	423,762

Total	$6,143,509	$6,109,682

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,511,844	$4,536,404
Liability for deposit-type contracts	295,465	314,658
Contract claims	22,232	18,556
Interest maintenance reserve	11,644	13,515
Transfers to Separate Accounts due or accrued (net)	10,568	8,570
Current federal and foreign income taxes	12,973	34
Asset valuation reserve	143,327	137,711
Payable to parent, subsidiaries and affiliates	4,188	4,674
Payable for securities	43,388	-
Payable for securities lending	2,273	76,033
Reserve for uncashed checks	6,907	6,710
Other liabilities	10,855	13,204
From Separate Accounts Statement	423,113	423,762

Total liabilities	5,498,777	5,553,831

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	510,979	422,098

Total capital and surplus	644,732	555,851

Total	$6,143,509	$6,109,682

 See notes to statutory-basis financial statements (unaudited).

1

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF OPERATIONS (UNAUDITED)

 SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(in thousands)	June 30, 2021	June 30, 2020
Premiums and annuity considerations for life and accident and health contracts	$83,871	$84,222
Net investment income	126,866	137,224
Amortization of interest maintenance reserve	2,734	2,524
Commissions and expense allowances on reinsurance ceded	1,149	1,057
Reserve adjustments on reinsurance ceded	(24,064)	(10,429)
Miscellaneous income	966	133

Total	191,522	214,731

Death benefits	51,403	54,127
Annuity benefits	68,365	77,030
Disability benefits and benefits under accident and health contracts	6,575	6,168
Surrender benefits and withdrawals for life contracts	42,059	44,983
Interest and adjustments on contracts or deposit-type contract funds	7,842	8,825
Increase (decrease) in aggregate reserves for life and accident and health contracts	(24,560)	72,368
Commissions on premiums, annuity considerations, and deposit-type contract funds	5,482	5,292
General insurance expenses	13,618	14,920
Insurance taxes, licenses and fees, excluding federal income taxes	3,234	3,509
(Increase) decrease in loading on deferred and uncollected premiums	73	146
Net transfers to or (from) Separate Accounts net of reinsurance	(28,024)	(17,240)
Other expenses	158	66

Total	146,225	270,194

Net income (loss) from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	45,297	(55,463)
Federal and foreign income taxes incurred (excluding tax on capital gains)	7,742	8,618

Net income (loss) from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	37,555	(64,081)
Net realized capital gains (losses) less capital gains tax of $12,581 and $(4,620)	47,327	(17,379)

Net income (loss)	$84,882	$(81,460)

 See notes to statutory-basis financial statements (unaudited).

2

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021 AND 2020

(in thousands)	2021	2020
Capital and surplus, December 31, prior year	$555,851	$614,167
Net income (loss)	84,882	(81,460)
Change in net unrealized capital gains (losses)	9,581	(42,547)
Change in net unrealized foreign exchange capital gains (losses)	(1,777)	369
Change in net deferred income tax	(1,278)	21,134
Change in nonadmitted assets	3,089	(28,119)
Change in asset valuation reserve	(5,616)	50,357

Capital and surplus, June 30	$644,732	$533,901

 See notes to statutory-basis financial statements (unaudited).

3

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF CASH FLOWS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021 AND 2020

(in thousands)
Cash from operations	June 30, 2021	June 30, 2020
Premiums collected net of reinsurance	$86,608	$85,196
Net investment income	120,168	118,502
Miscellaneous income	49	(1,439)

Total	206,825	202,259

Benefits and loss related payments	190,741	195,968
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(30,022)	(5,656)
Commissions, expenses paid and aggregate write-ins for deductions	22,550	25,159
Dividends paid to policyholders	17	2
Federal and foreign income taxes paid (recovered)	7,612	65

Total	190,898	215,538

Net cash from (used in) operations	15,927	(13,279)

Cash from investments
Proceeds from investments sold, matured or repaid	539,112	747,084
Cost of investments acquired (long-term only)	533,213	703,709
Net increase or (decrease) in contract loans and premium notes	(523)	(52)

Net cash from investments	6,422	43,427

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(27,008)	(24,747)
Other cash provided (applied)	(72,744)	(40,945)

Net cash used in financing and miscellaneous sources	(99,752)	(65,692)

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	(77,403)	(35,544)
Cash, cash equivalents and short-term investments, beginning of year	130,453	220,888

Cash, cash equivalents and short-term investments, end of period	$53,050	$185,344

Supplemental disclosures for non-cash transactions
Change in payable for securities acquired	$43,388	$3,731
Portfolio investments exchanged	37,459	41,592
Change in receivable for securities sold	29,399	150,125
Reinvestment of non-cash distributions from other invested assets	2,159	822
Income from other invested assets	383	11,120
Stock dividends received	5	8
Stock distributions - return of capital	5	1

 See notes to statutory-basis financial statements (unaudited).

4

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company serves customers through Allstate exclusive agents and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force deferred fixed annuities and immediate fixed annuities. The Company also previously offered variable annuities which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the NYDFS is shown below:

(in thousands)
	June 30, 2021	June 30, 2020
Net Income
The Company’s state basis	$84,882	$(81,460)
State prescribed practices that increase/(decrease) NAIC SAP:
Premiums	135	80
Commissions and expense allowances on reinsurance ceded	71	118
Increase in loading on deferred and uncollected premium	814	715
Increase in aggregate reserves for asset/liability analysis (net)	-	-
State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$83,862	$(82,373)

Surplus
The Company’s state basis	$644,732	$533,901
State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(8,681)	(8,975)
Aggregate write-ins (Reinsurance balances recoverable)	2,327	2,374
Increase in aggregate reserves for asset/liability analysis (net)	-	-
State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$651,086	$540,502

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

5

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Investments

Loan-backed and structured securities (“LBASS”) with an NAIC designation of 1 through 5 are reported at amortized cost using the effective yield method. LBASS with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis.

As of June 30, 2021, perpetual preferred stocks are reported at fair value as the Company adopted SSAP No. 32R, Preferred Stock. As of December 31, 2020, perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. For preferred stocks reported at fair value, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

All other significant accounting policies are described in Note 2 in the year end 2020 audited statutory-basis financial statements.

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value:

(in thousands)		Gross Unrealized Gains	Gross Unrealized Losses
June 30, 2021	Statement Value			Fair Value
Industrial and miscellaneous	$3,754,867	$372,084	$(17,155)	$4,109,796
U.S. special revenue	297,143	94,972	-	392,115
U.S. governments	223,728	3,203	(283)	226,648
U.S. political subdivisions	99,426	25,745	-	125,171
States, territories and possessions	37,688	20,933	-	58,621
Hybrid securities	2,248	110	(11)	2,347

Total bonds	$4,415,100	$517,047	$(17,449)	$4,914,698

December 31, 2020	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,562,629	$460,008	$(3,731)	$4,018,906
U.S. special revenue	299,084	102,112	-	401,196
U.S. governments	176,118	5,122	-	181,240
U.S. political subdivisions	98,764	27,351	-	126,115
States, territories and possessions	37,697	22,592	-	60,289
Hybrid securities	748	95	-	843

Total bonds	$4,175,040	$617,280	$(3,731)	$4,788,589

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position:

(in thousands)	June 30, 2021
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$604,665	$(16,757)	$11,247	$(1,110)	$(17,867)
LBASS	-	-	-	-	-
Common stocks	634	(772)	-	-	(772)
Preferred stocks	-	-	-	-	-

Total	$605,299	$(17,529)	$11,247	$(1,110)	$(18,639)

6

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

	December 31, 2020
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$136,122	$(2,602)	$20,134	$(982)	$(3,584)
LBASS	7,064	(162)	-	-	(162)
Common stocks	489	(771)	-	-	(771)
Preferred stocks	-	-	422	(78)	(78)

Total	$143,675	$(3,535)	$20,556	$(1,060)	$(4,595)

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of June 30, 2021.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(15,531)	$(1,203)	$(16,734)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(1,133)	(1,133)

Total unrealized losses	$(15,531)	$(2,336)	$(17,867)

(1)	Below investment grade bonds included $1.2 million that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

Unrealized losses on common stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of June 30, 2021, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of June 30, 2021, the Company had the intent and ability to hold LBASS and common stocks with unrealized losses for a period of time sufficient for them to recover.

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of June 30, 2021:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$323,605	$330,870
Due after one year through five years	1,276,917	1,363,403
Due after five years through ten years	1,692,826	1,840,663
Due after ten years	1,145,749	1,403,775

Total	$4,439,097	$4,938,711

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

7

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Six months ended June 30, 2021	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$1,576	$335	$1,241
Preferred stocks	55	-	55
Common stocks	69,552	9,845	59,707
Cash and cash equivalents	5	89	(84)
Short-term investments	-	-	-
Derivatives	242	255	(13)
Other invested assets	130	36	94

	$71,560	$10,560	61,000

Capital gain tax expense			(12,810)
Transferred to IMR			(863)

Total			$47,327

(in thousands)
Six months ended June 30, 2020	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$11,620	$3,649	$7,971
Preferred stocks	1	122	(121)
Common stocks	2,261	18,278	(16,017)
Cash and cash equivalents	9	114	(105)
Short-term investments	3	-	3
Derivatives	602	165	437
Other invested assets	8	6,143	(6,135)

	$14,504	$28,471	(13,967)

Capital loss tax benefit			2,933
Transferred to IMR			(6,345)

Total			$(17,379)

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $223 million and $251 million for the six months ended June 30, 2021 and 2020, respectively. Gross gains of $229 thousand and $11 million and gross losses of $258 thousand and $3 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs for the six months ended June 30, 2021 and 2020, respectively. In addition, the Company recorded $2 million and $16 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships for the six months ended June 30, 2021 and 2020, respectively.

Mortgage loans on real estate

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $534 million and $617 million as of June 30, 2021 and December 31, 2020, respectively.

8

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Loan-backed securities

The Company held LBASS as of June 30, 2021 and 2020. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2021			2020
	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	70	1	86

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	2,177	266	2,017

Total		$-			$267

None of the Company’s LBASS were other-than-temporarily impaired during the first six months of 2021 as a result of the discounted present value of the cash flows expected to be collected being less than the amortized cost. The following LBASS were other-than-temporarily impaired during the first six months of 2020, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value At Time of OTTI	Date of Financial Statement Where Reported
CUSIP
22545DAG2	$70	$69	$1	$69	$86	03/31/2020
46628FAN1	2,177	1,911	266	1,911	2,017	06/30/2020

Total			$267

Securities lending transactions

The fair value of the Company’s cash collateral received in connection with its securities lending program was $2 million and $76 million as of June 30, 2021 and December 31, 2020, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program:

(in thousands)	June 30, 2021		December 31, 2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$3,394	$3,394	$59,021	$59,021
30 days or less	-	-	-	-
91 to 120 days	-	-	18,094	18,093

Total collateral reinvested	$3,394	$3,394	$77,115	$77,114

9

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Restricted assets

Restricted assets (including pledged) consisted of the following:

($ in thousands)	June 30, 2021
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$76,033	$(73,760)	$2,273	-%	-%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	3,289	(827)	2,462	0.1	0.1
On deposit with states	1,966	(2)	1,964	-	-
Collateral pledged for derivatives	645	(234)	411	-	-

Total restricted assets	$81,933	$(74,823)	$7,110	0.1%	0.1%

	December 31, 2020
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$157,280	$(81,247)	$76,033	1.2%	1.2%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	3,254	35	3,289	0.1	0.1
On deposit with states	1,977	(11)	1,966	-	-
Collateral pledged for derivatives	259	386	645	-	-

Total restricted assets	$162,770	$(80,837)	$81,933	1.3%	1.3%

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements:

(in thousands)	June 30, 2021
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$2,273	$2,273	-%	-%
Securities lending	-	-	-	-

Total collateral assets	$2,273	$2273	-%	-%

	December 31, 2020
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$74,619	$74,619	1.3%	1.3%
Securities lending	1,414	1,414	-	-

Total collateral assets	$76,033	$76,033	1.3%	1.3%

The Company’s obligations to return collateral assets (General Account) was $2 million and $76 million as of June 30, 2021 and December 31, 2020, respectively and accounted for 0% and 1.5% of the Company’s total liabilities as of June 30, 2021 and December 31, 2020, respectively.

4.       Fair Value Measurements

Fair value is defined, per SSAP No. 100R, Fair Value (“SSAP No. 100R”), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

10

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position:

(in thousands)	June 30, 2021
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
Industrial and miscellaneous	$-	$-	$1,599	$-	$1,599

Perpetual preferred stock
Industrial and miscellaneous	-	116	-	1,732	1,848

Common stocks
Industrial and miscellaneous	114,544	6	-	6,599	121,149
Mutual funds	41,553	-	-	-	41,553

Total common stocks	156,097	6	-	6,599	162,702

Cash equivalents
Money market mutual funds	27,116	-	-	-	27,116

Derivative assets
Equity and index contracts	-	7,346	-	-	7,346
Foreign currency contracts	-	475	-	-	475
Interest rate contracts	-	-	68	-	68

Total derivative assets	-	7,821	68	-	7,889

Separate Accounts assets	292,625	119,310	11,178	-	423,113

Total assets at fair value	$475,838	$127,253	$12,845	$8,331	$624,267

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,005)	$-	$-	$(5,005)
Foreign currency contracts	-	(324)	-	-	(324)

Total derivative liabilities	-	(5,329)	-	-	(5,329)

Total liabilities at fair value	$-	$(5,329)	$-	$-	$(5,329)

11

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

(in thousands)	December 31, 2020
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	193,156	4	1	6,124	199,285
Mutual funds	49,920	-	-	-	49,920

Total common stocks	243,076	4	1	6,124	249,205

Cash equivalents
Money market mutual funds	69,884	-	-	-	69,884
Derivative assets
Equity and index contracts	-	8,000	-	-	8,000
Foreign currency contracts	-	447	-	-	447
Interest rate contracts	-	-	22	-	22

Total derivative assets	-	8,447	22	-	8,469

Separate Accounts assets	286,750	120,815	16,197	-	423,762

Total assets at fair value	$599,710	$129,266	$16,220	$6,124	$751,320

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,411)	$-	$-	$(5,411)
Foreign currency contracts	-	(397)	-	-	(397)

Total derivative liabilities	-	(5,808)	-	-	(5,808)

Total liabilities at fair value	$-	$(5,808)	$-	$-	$(5,808)

Investments in certain common and preferred stocks measured and reported at NAV in the Statements of Financial Position and presented in the table in Part A1 are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had $21 thousand of remaining commitments to invest in these investments over their remaining lives.

The Company consistently follows its policy for determining when transfers between levels are recognized. The policy about the timing of recognizing transfers into Level 3 is the same as that for recognizing transfers out of Level 3.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Perpetual preferred and common stocks - The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts – Modified guaranteed annuity (“MGA”) products may be supported by corporate bonds, including those that are privately placed, residential mortgage-backed securities (“RMBS”), asset-backed securities (“ABS”) and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

12

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Level 3 measurements

Bonds - Corporate bonds, including those that are privately placed, are valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate credit quality and industry sector of the issuer.

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)
Description	Beginning balance as of 01/01/2021	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus
Bonds
Industrial and miscellaneous	$-	$1,998	$-	$-	$(462)
Common stocks
Industrial and miscellaneous	1	-	-	287	(142)
Separate Accounts assets	16,197	-	-	(22)	78
Derivatives, net	22	-	-	(68)	72

Total assets and liabilities	$16,220	$1,998	$-	$197	$(454)

(continued) (in thousands)
Description	Purchases	Issuances	Sales	Settlements	Ending balance as of 06/30/2021
Bonds
Industrial and miscellaneous	$63	$-	$-	$-	$1,599
Common stocks
Industrial and miscellaneous	920	-	(1,066)	-	-
Separate Accounts assets	-	-	-	(5,075)	11,178
Derivatives, net	43	-	-	(1)	68

Total assets and liabilities	$1,026	$-	$(1,066)	$(5,076)	$12,845

(in thousands)
Description	Beginning balance as of 01/01/2020	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	5,893	-	-	(2)	(266)
Separate Accounts assets	15,125	-	-	21	114
Derivatives, net	44	-	-	10	(20)

Total assets and liabilities	$21,062	$-	$-	$29	$(172)

13

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

(continued) (in thousands)
Description	Purchases	Issuances	Sales	Settlements	Ending balance as of 06/30/2020
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	256	$-	$(254)	$-	$5,627
Separate Accounts assets	6,800	-	-	(97)	21,963
Derivatives, net	8	-	-	(35)	7

Total assets and liabilities	$7,064	$-	$(254)	$(132)	$27,597

Transfers into Level 3 during the first six months of 2021 included securities measured at lower of cost or market and reported at fair value in 2021 and at cost in 2020. There were no transfers into Level 3 during the first six months of 2020. There were no transfers out of Level 3 during the first six months of 2021 or 2020.

Presented below are the aggregate fair value estimates and admitted values of financial instruments. The Company was able to estimate the fair value of all its financial instruments in 2021 and 2020.

Financial assets

(in thousands)	June 30, 2021
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,851,369	$4,356,291	$170,176	$4,659,315	$21,878	$-
LBASS	63,329	58,809	-	53,951	9,378	-
Preferred stocks	1,848	1,848	-	116	-	1,732
Common stocks	162,702	162,702	156,097	6	-	6,599
Mortgage loans on real estate	564,755	534,362	-	-	564,755	-
Cash equivalents	47,115	47,115	47,115	-	-	-
Short-term investments	4,014	3,998	-	4,014	-
Derivatives	7,889	7,889	-	7,821	68	-
Other invested assets:
Unaffiliated surplus notes	10,212	7,591	-	10,212	-	-
Securities lending reinvested collateral	-	-	-	-	-	-
Separate Accounts	423,113	423,113	292,625	119,310	11,178	-

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,719,036	$4,110,700	$102,167	$4,600,139	$16,730	$-
LBASS	69,553	64,340	-	59,466	10,087	-
Preferred stocks	2,236	1,796	-	590	-	1,646
Common stocks	249,205	249,205	243,076	4	1	6,124
Mortgage loans on real estate	644,725	616,560	-	-	644,725	-
Cash equivalents	109,063	109,062	92,383	16,680	-	-
Short-term investments	22,569	22,493	18,497	4,072	-
Derivatives	8,469	8,469	-	8,447	22	-
Other invested assets:
Unaffiliated surplus notes	10,300	7,591	-	10,300	-	-
Securities lending reinvested collateral	1,414	1,414	-	1,414	-	-
Separate Accounts	423,762	423,762	286,750	120,815	16,197	-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for

14

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on the valuation methods described earlier in this note. Certain preferred stocks, which do not have readily determinable fair values, and are investments in investment companies are measured utilizing NAV as a practical expedient.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stock in Levels 2 and 3 is based on the valuation methods described earlier in this note. Certain unaffiliated private common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of short-term investments in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments:

(in thousands)	June 30, 2021
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$352,787	$284,572	$-	$-	$352,787	$-
Securities lending collateral	2,273	2,273	-	2,273	-	-
Derivatives	5,329	5,329	-	5,329	-	-

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$385,058	$302,732	$-	$-	$385,058	$-
Securities lending collateral	76,033	76,033	-	76,033	-	-
Derivatives	5,808	5,808	-	5,808	-	-

The fair value of the liability for deposit-type contracts in Level 3 is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

15

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments were as follows:

(in thousands)	June 30, 2021	December 31, 2020
Commitments to invest in limited partnership interests	$87,239	$98,858
Private placement commitments	21	21

5.	Income Taxes

The change in net deferred income tax comprises the following (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	June 30, 2021	December 31, 2020	Change
Total deferred tax assets (“DTAs”)	$111,120	$117,320	$(6,200)
Total deferred tax liabilities (“DTLs”)	46,523	49,370	(2,847)
Net DTAs (DTLs)	$64,597	$67,950	(3,353)

Tax effect of unrealized gains (losses)			2,075
Change in net deferred income tax			(1,278)
Tax effect of nonadmitted assets			131
Change in net deferred income tax relating to the provision			$(1,147)

	June 30, 2020	December 31, 2019	Change
Total DTAs	$116,319	$96,625	$19,694
Total DTLs	36,574	49,226	(12,652)
Net DTAs (DTLs)	$79,745	$47,399	32,346

Tax effect of unrealized gains (losses)			(11,212)
Change in net deferred income tax			21,134
Tax effect of nonadmitted assets			265
Change in net deferred income tax relating to the provision			$21,399

The provision for incurred income taxes were as follows as of June 30:

(in thousands)		2021		2020		Change
Current Income Tax
Federal	$	7,742	$	8,618	$	(876)
Federal income tax on net capital gains		12,810		(2,933)		15,743

Federal and foreign income taxes incurred	$	20,552	$	5,685	$	14,867

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of June 30:

($ in thousands)		2021	Effective Tax Rate		2020	Effective Tax Rate
Provision computed at statutory rate	$	22,322	21.0%	$	(14,580)	21.0%
Other		(623)	(0.6)		(1,134)	1.6
Change in net deferred income taxes		(1,147)	(1.1)		21,399	(30.8)

Total statutory income taxes	$	20,552	(19.3)%	$	5,685	(8.2)%

The Company joins the Corporation and its 144 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of June 30, 2021 and December 31, 2020. All common shares had a par value of $25 per share. Changes to capital stock are further discussed under subsequent event note 10.

16

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus were as follows:

(in thousands)	June 30, 2021	December 31, 2020
Nonadmitted assets	$(35,996)	$(39,085)
Asset valuation reserve	(143,327)	(137,711)
Net unrealized capital gains (losses) less capital gains tax	112,249	104,445

7.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

8.	Reinsurance

The effects of reinsurance on premiums and annuity considerations, and benefits for the six months ended June 30 were as follows:

(in thousands)	2021	2020
Premiums and annuity considerations
Direct	$92,473	$91,675
Assumed	239	188
Ceded:
ALIC	(2,269)	(2,302)
Non-affiliates	(6,572)	(5,339)

Total ceded	(8,841)	(7,641)

Premiums and annuity considerations, net of reinsurance	$83,871	$84,222

(in thousands)	2021	2020
Benefits
Direct	$230,564	$225,989
Assumed	588	340
Ceded:
ALIC	(17,846)	(9,330)
Non-affiliates	(36,976)	(25,827)

Total ceded	(54,822)	(35,157)

Benefits, net of reinsurance	$176,330	$191,172

Reserve credits taken for all reinsurance agreements were $1.64 billion and $1.65 billion as of June 30, 2021 and December 31, 2020, respectively.

9.	Other Items

Scottish Re (U.S.), Inc. (“SRUS”)

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner.

In 2019, ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The motion was resolved by the implementation of a stipulated offset “protocol” that permits cedents to continue to offset claim payments and losses against premiums subject to certain limitations and reservations of rights by the receiver. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. This motion resulted in the receiver’s agreement to refund advances made by the Company to SRUS’ administrator from collected premiums. On June 30, 2020, the receiver filed a proposed Plan of Rehabilitation (“Plan”) for consideration by the Court. Following several months of negotiations and discussions with SRUS’ cedents and retrocessionaires, the receiver filed an amended draft Plan on March 16, 2021. The receiver thereafter informed the Court that they would be revising the Plan further, and on July 26, 2021, the receiver filed an outline of anticipated Plan modifications. A revised Plan has not been filed, and no hearing has been scheduled. However, at the instruction of the Court, the receiver and the stakeholders have negotiated a proposed discovery and briefing schedule that is expected to culminate in a final Plan approval hearing during the first half of 2022. The parties are currently awaiting instruction from the Court on the legal standard that will be applied to the Court’s evaluation of the Plan.

The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

17

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”)

The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing and restrictions on large gatherings. These measures have moderated in 2021 as vaccines have become more widely available in the United States. There is no way of predicting with certainty how long the pandemic might last. The Company continues to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the impact to the Company’s operations, but the effects could be material.

10.	Events Subsequent

Sale of the Company

On January 26, 2021, AIC and Allstate Financial Insurance Holdings Corporation (“AFIHC”) entered into a Stock Purchase Agreement with Everlake US Holdings Company (formerly Antelope US Holdings Company), an affiliate of an investment fund associated with The Blackstone Group Inc. to sell ALIC and certain affiliates. On March 29, 2021, ALIC, AIC, Allstate AIH and AFIHC entered into a Stock Purchase Agreement (“ALNY Purchase Agreement”) with Wilton Reassurance Company (“WRAC”) to sell the Company and Intramerica Life Insurance Company, a wholly owned subsidiary of AFIHC. In September 2021, the Company’s Board of Directors authorized up to 175,000 of new shares of common capital stock at a par value of $25 per share. Under the terms of the ALNY Purchase Agreement, immediately prior to the consummation of the sale of the Company, the Company issued 87,936 of the newly authorized shares to AIH in exchange for $660 million. As of September 30, 2021, necessary state regulatory approvals were received and the sale was completed on October 1, 2021, at which time all of the Company’s shares including the newly authorized shares issued to AIH were sold to WRAC, and WRAC became the parent of the Company and Intramerica Life Insurance Company.

Immediately prior to the sale of the Company, the Company entered into a coinsurance agreement with an affiliate, American Heritage Life (“AHL”). Cash and invested assets in the amount of $20 million, net of a ceding commission from AHL of $16 million, were transferred to AHL. Life and accident and health reserves in the amount of $37 million were ceded to AHL under the agreement. In connection with the coinsurance agreement, a trust agreement among the Company, AHL and Bank of New York Mellon as trustee, in the amount of 100% of the statutory reserves ceded was established with assets qualifying under New York Regulation 114. The existence of the trust allows the Company to report a reserve credit in the amount of the ceded reserves.

Also immediately prior to the sale of the Company, the Company entered into a Reinsurance Termination and Recapture Agreement (“RTRA”) with ALIC. Under the RTRA, the Company recaptured approximately $5 million of reserves representing 100% of the business under two existing reinsurance agreements and terminated a third reinsurance agreement related to reinvestment risk. The termination of the reinsurance agreement that ceded reinvestment related risk on certain structured settlement annuities (“SSAs”) to ALIC resulted in reporting $1.30 billion of asset adequacy reserves on Exhibit 5 since the risk is no longer ceded to ALIC. As prescribed by the NYDFS in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations, asset adequacy reserves related to certain SSAs are reported in Exhibit 5. The Company received $9 million in cash in settlement of the RTRA with $4 million related to the recaptured business and $5 million related to the settlement of accrued premiums and benefits upon termination of the reinvestment related agreement. Following the termination of the reinvestment related agreement, the Company, ALIC and The Bank of New York agreed to terminate the Credit for Reinsurance Trust Agreement (“Trust”). The Trust was established for the benefit of the Company in connection with the reinvestment related agreement under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114).

The ALNY Purchase Agreement specified that certain investments be sold or transferred prior to the sale closing. The following investment transactions occurred during the third quarter of 2021 with affiliates as part of meeting this requirement:

•	Preferred stocks, common stocks, mortgage loans and other invested assets with fair values of $285 million were transferred to AIC in exchange for cash;
•	Mortgage loans with fair values of $307 million were transferred to ALIC in exchange for mortgage loans, other invested assets and cash;
•	Cash of $19 million was transferred to AHL in exchange for mortgage loans.

Immediately subsequent to the sale of the Company, the Company entered into a coinsurance funds withheld agreement and ceded life and payout annuity policies to WRAC, its parent. The agreement consisted of an initial settlement to WRAC in the amount of $4.59 billion, inclusive of a ceding commission to be paid by the Company of $183 million. A portion of the initial settlement, in the amount of $4.12 billion, remained in a funds withheld account at the Company. Life and annuity reserves in the amount of $4.38 billion were ceded to WRAC under the agreement.

An evaluation of subsequent events was made through October 29, 2021, the date the unaudited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the unaudited statutory-basis financial statements.

* * * * * *

18

Wilton Reassurance Life

Company of New York

Financial Statements—Statutory-Basis as of and

for the Years Ended December 31, 2020, 2019 and 2018,

and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Wilton Reassurance Life Company of New York:

We have audited the accompanying statutory-basis financial statements of Wilton Reassurance Life Company of New York (the “Company”), which comprise the balance sheets—statutory-basis as of December 31, 2020, 2019, and 2018 and the related statements of operations—statutory-basis, changes in capital and surplus—statutory-basis, and cash flows—statutory-basis for the years then ended, and the related notes to the statutory-basis financial statements.

Management’s Responsibility for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services (the “Department”). Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using accounting practices prescribed or permitted by the Department, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Department.

The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 1 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter discussed in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2020, 2019, and 2018, or the results of its operations or its cash flow for the years then ended.

Opinion on Statutory-Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2020, 2019, and 2018 and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Department as described in Note 1 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 12, 2021

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

BALANCE SHEETS—STATUTORY-BASIS

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars, except share amounts)

	2020	2019
ADMITTED ASSETS

Cash and Invested Assets:
Bonds	$682,887	$734,126
Preferred stocks	38,792	34,657
Common stocks	595	-
Mortgage loans on real estate	15,363	12,988
Cash, cash equivalents, and short-term investments	15,886	13,790
Policy loans	11,676	12,261
Other invested assets	81,337	47,240

Total cash and invested assets	846,536	855,062

Accrued investment income	5,516	6,033
Deferred and uncollected life premiums—net of loading of $0 and $0 at December 31, 2020 and 2019, respectively	1,493	1,569
Reinsurance recoverable	13,392	1,864
Net deferred tax assets	5,366	5,019
Other assets	1,661	1,601
Separate account assets	964	749

Total admitted assets	$874,928	$871,897

LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
Policy and contract liabilities:
Life, annuity and accident & health reserves	$720,072	$708,439
Policy and contract claims	12,964	7,950
Policyholders’ funds	10,545	10,072

Total policy and contract liabilities	743,581	726,461

Other amounts payable on reinsurance	706	260
Interest maintenance reserve	10,591	8,587
Commissions and expense allowances on reinsurance assumed	(105)	(104)
Accounts payable and general expenses due and accrued	11,700	11,559
Current federal income taxes	666	1,462
Amounts withheld or retained by company as agent or trustee	638	609
Remittances not allocated	2,971	(29)
Asset valuation reserve	14,691	8,742
Reinsurance in unauthorized and certified companies	2,220	2,086
Funds held under reinsurance treaties	2,940	3,141
Payable to parent and affiliates	539	404
Payable for securities	-	3,463
Other liabilities	1,604	1,330
Separate account liabilities	964	749

Total liabilities	793,706	768,720

Capital and Surplus:
Common stock, $4.55 par value—authorized, 1,100,000 shares; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	7,173	29,128

Total capital and surplus	81,222	103,177

Total liabilities and capital and surplus	$874,928	$871,897

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019

PREMIUMS AND OTHER REVENUES:
Life and annuity premiums	$10,578	$10,975
Consideration for supplementary contracts with life contingencies	1,014	409
Net investment income	42,217	43,435
Amortization of interest maintenance reserve	1,805	1,759
Commissions and expense allowances on reinsurance ceded	934	1,218
Other revenues—net	(330)	(555)

Total premiums and other revenues	56,218	57,241

BENEFITS PAID OR PROVIDED:
Death benefits	12,172	9,181
Annuity benefits	12,552	7,734
Surrender benefits and withdrawals	22,187	26,219
Payments on supplementary contracts with life contingencies	1,404	1,322
Interest and adjustments on contract or deposit-type contract funds	(417)	(104)
Change in life, annuity and accident & health reserves	7,225	(15,634)
Other benefits	236	602

Total benefits paid or provided	55,359	29,320

INSURANCE EXPENSES AND OTHER:
Commissions and expense allowances	352	628
General insurance expenses	10,407	9,226
Insurance taxes, licenses, and fees	1,217	1,717
Net transfer to or (from) separate accounts	(4)	(71)
Other	393	(321)

Total insurance expenses and other	12,365	11,179

GAIN (LOSS) FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED CAPITAL LOSSES	(11,506)	16,742

FEDERAL INCOME TAX EXPENSES (BENEFITS)	(646)	3,562

GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL LOSSES	(10,860)	13,180

NET REALIZED CAPITAL GAINS (LOSSES)	(846)	(268)

NET GAIN (LOSS)	$(11,706)	$12,912

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

			Unassigned	Total

	Common	Paid-In	Surplus	Capital and

	Stock	Surplus	(Deficit)	Surplus

BALANCES—DECEMBER 31, 2018	$2,503	$71,546	$25,999	$100,048

Net gain	-	-	12,912	12,912

Change in unrealized capital gains, less capital gains tax of $137	-	-	517	517

Change in net deferred income tax	-	-	997	997

Change in nonadmitted assets	-	-	(475)	(475)

Change in liability for reinsurance in unauthorized and certified companies	-	-	820	820

Change in asset valuation reserve	-	-	(1,637)	(1,637)

Dividend to stockholder	-	-	(10,005)	(10,005)

BALANCES—DECEMBER 31, 2019	2,503	71,546	29,128	103,177

Net loss	-	-	(11,706)	(11,706)

Change in unrealized capital gains, less capital gains tax of $358	-	-	1,345	1,345

Change in net deferred income tax	-	-	4,043	4,043

Change in nonadmitted assets	-	-	(3,652)	(3,652)

Change in liability for reinsurance in unauthorized and certified companies	-	-	(134)	(134)

Change in reserve on account of change in valuation basis	-	-	(5,902)	(5,902)

Change in asset valuation reserve	-	-	(5,949)	(5,949)

BALANCES—DECEMBER 31, 2020	$2,503	$71,546	$7,173	$81,222

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019
OPERATIONS:
Premiums collected net of reinsurance	$11,695	$11,408
Net investment income received	41,148	41,660
Miscellaneous income received (loss paid)	(6,916)	1,642
Benefits and losses paid	(48,371)	(45,303)
Net transfers from separate accounts	4	71
Commissions and expenses paid	(12,104)	(5,848)
Federal income taxes received (paid)	(1,412)	(4,282)

Net cash provided by (used in) operations	(15,956)	(652)

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
Bonds	158,427	189,714
Stocks	16,228	17,399
Mortgage loans on real estate	525	25
Other invested assets	5,183	2,946
Miscellaneous proceeds	-	3,703

Total investment proceeds	180,363	213,787

Cost of investments acquired:
Bonds	102,278	162,035
Stocks	20,288	17,926
Mortgage loans on real estate	2,900	13,013
Other invested assets	37,520	30,319
Miscellaneous applications	3,632	-

Total cost of investments acquired	166,618	223,893

Increase (decrease) in policy loans	(542)	(531)

Net cash provided by (used in) investment activities	14,287	(9,575)
FINANCING AND MISCELLANEOUS ACTIVITIES—Other provided (applied):
Net inflow (withdrawal) on deposit type contracts	473	(837)
Dividends to stockholder	-	(10,005)
Other cash provided (applied)	3,292	(1,623)

Net cash provided by (used in) financing and miscellaneous activities	3,765	(12,465)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	2,096	(22,692)
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Beginning of year	13,790	36,482

End of year	$15,886	$13,790

(Continued)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019

CASH FLOW INFORMATION FOR NON-CASH TRANSACTIONS:
Exchanges of Invested Assets reported as purchases and sales	8,721	-

See accompanying notes to financial statements—statutory-basis.		(Concluded	)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

1.     NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

The Company is party to a services agreement (the Services Agreement) with its affiliate, Wilton Re Services, Inc. (Wilton Re Services), pursuant to which Wilton Re Services provides certain accounting, actuarial and administrative services.

Use of Estimates—The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and decreases in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP).

Important accounting practices prescribed by the Department and the more significant variances from GAAP are:

Investments—Investments in bonds and preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments are designated at purchase as trading and reported at fair value, with unrealized holding gains and losses reported in operations. Fair value for statutory purposes, as with GAAP, is based on quoted market prices while the fair value of private placements and credit tenant loans is obtained from independent third-party dealers.

For statutory purposes, all securities that represent beneficial interests in securitized assets (e.g. mortgage backed securities and asset backed securities), are adjusted using the retrospective method when there is a change in estimated future cash flows. For loan-backed or structured securities if it is determined that an other-than-temporary credit impairment has occurred, the amortized cost basis of the security is written down to the present value of estimated future cash flows discounted using the effective interest rate inherent in the security. For all other investments in bonds and stocks, the retrospective method is used. If it is determined that a decline in fair value is other than temporary or the Company has the intent to sell, the cost basis of the security is written down to fair value. For GAAP, no other-than-temporary impairments are recognized as all securities are recorded at fair value with changes in fair value reported as unrealized gains and losses in operations.

Valuation Reserves—Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to expected maturity of the securities sold. That net deferral is recorded by the Company as the interest maintenance reserve (IMR) in the balance sheets—statutory-basis. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Value of Business Acquired (VOBA)—The excess statutory reserves assumed over the fair value of assets transferred in connection with the acquisition of blocks of business via reinsurance transactions is expensed. For GAAP, an intangible asset referred to as VOBA is established representing the contractual right to receive future profits from the acquired insurance policies or reinsurance contracts. The Company amortizes VOBA in proportion to premiums for traditional life products and in proportion to estimated gross profits (EGPs) for interest sensitive life products. The EGPs and related amortization of VOBA for interest sensitive life products are updated (unlocked) periodically to reflect revised assumptions for lapses, mortality and investment earnings. The Company performs periodic tests to establish that VOBA associated with traditional life products remains recoverable, and if financial performance significantly deteriorates to the point where VOBA is not recoverable, a cumulative charge to current operations will be recorded.

Nonadmitted Assets—Certain assets designated as “nonadmitted,” principally past-due agents’ balances, deferred taxes, and other assets not specifically identified as admitted assets within the NAIC Accounting Practices and Procedures Manual, are excluded from the balance sheets—statutory-basis and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent these assets are not impaired.

Universal Life and Annuity Policies—Revenues for universal life and annuity policies with mortality risk consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Life and Annuity Reserves—Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance—A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets, as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs, as would be required under GAAP.

Deferred Income Taxes—The recoverability of deferred tax assets is evaluated and when considered necessary, a statutory valuation allowance is established to reduce the gross deferred tax asset to an amount which is more likely than not to be realized. Adjusted gross deferred tax assets are admitted in an amount equal to the sum of: (a) federal income taxes paid in prior years that can be recovered through loss carry-backs for existing temporary differences not to exceed three years from the balance sheet date; (b) the lesser of: (i) the remaining gross deferred tax assets expected to be realized in a timeframe consistent with NAIC standards; or (ii) a percentage of surplus consistent with NAIC standards, excluding any net deferred tax assets, electronic data processing (EDP) equipment and operating software; and (c) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted.

Under GAAP, state taxes are included in the computation of deferred taxes and a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Statements of Cash Flows—Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with maturities at acquisition of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with maturities at acquisition of three months or less.

A reconciliation of net gain (loss) and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

	Net Gain (Loss)		Capital and Surplus
	Year Ended December 31		As of December 31
	2020	2019	2020	2019

Statutory-basis amounts	$(11,706)	$12,912	$81,222	$103,177
Add (deduct) adjustments:
Premiums—net of reinsurance and loading	(8,961)	(8,762)	(815)	(830)
Policy fees and charges	8,575	8,746	-	-
Investment adjustments to fair value	17,867	46,472	72,728	56,828
Amortization of VOBA	(3,074)	(2,114)	24,482	27,556
Commissions-net	1,517	-	-
Policyholder benefits	14,000	8,352	-	-
Surrenders and withdrawals	21,611	25,804	-	-
Interest credited to policyholders	(27,081)	(25,177)	1,431	11
Reserves—net of ModCo receivable	8,041	(12,936)	71,755	49,188
Realized gains	3,876	3,118	-	-
Deferred taxes	(4,041)	(7,601)	(40,497)	(32,770)
IMR/AVR	(1,805)	(1,759)	25,282	17,328
Reinsurance in unauthorized companies	-	-	2,220	2,086
Non admitted assets	-	-	14,633	10,981
Prepaid reinsurance	33	(15)	856	889
Other	-	1	22	22

GAAP-basis amounts	$18,852	$47,041	$253,319	$234,466

Other significant accounting practices are as follows:

Investments—Bonds, common stocks, preferred stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

●

Bonds not backed by other loans are stated at amortized cost using the interest (constant yield) method. Bonds that are in or near default are stated at fair value. For other-than-temporary impairments, the cost basis of the bond is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

●	Common stocks are valued at fair value.

●

Mortgage-backed/asset-backed securities are valued at amortized cost using the interest (constant yield) method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

●

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value. There are no restrictions on common or preferred stock.

●	Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

●	Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage Loans on real estate are stated at their aggregate unpaid balances, excluding accrued interest.

The Company has minority ownership investments in limited partnerships, which are classified as other invested assets on the balance sheets—statutory-basis. The Company values these interests based on its proportionate share of the underlying audited GAAP equity of the investee or, if audited GAAP basis financial statements are not available for the investee, may be recorded based on the underlying audited U.S tax basis equity, in accordance with Statements of Statutory Accounting Principles (SSAP) No. 48—Joint Ventures, Partnerships and Limited Liability Companies.

The investment is recorded at cost, plus subsequent capital contributions, and adjusted for the Company’s share of the investee’s audited GAAP basis earnings or losses and other equity adjustments, less distributions received. Distributions are recognized in net investment income to the extent they are not in excess of the undistributed accumulated earnings attributed to the investee. Distributions in excess of the undistributed accumulated earnings reduce the Company’s basis in the investment.

Policy loans are reported at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rates.

Realized capital gains and losses are determined using the first in first out (FIFO) method.

Changes in admitted asset carrying amounts are credited or charged directly to unassigned surplus, net of taxes.

Premiums and Related Costs—Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, also are recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Benefits—Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Department. Where the Company employs mean reserving, the Company waives the deduction of deferred fractional premiums on the death of life and annuity policy insureds. The Company returns any unearned premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates (2.25% to 6.00%) and mortality assumptions (Commissioners’ Standard Ordinary mortality tables, 1941, 1958, 1980 and 2001) as prescribed by regulatory authorities.

The Company typically uses interpolated terminal reserves to adjust the calculated terminal reserve to the appropriate reserve. Interpolated terminal reserves are determined by interpolating between the appropriate terminal reserves and adding the fractional portion of the valuation net premium from the valuation date to the policyholder’s next premium due date. The Company may also use mean reserving if the valuation has not been transferred from the acquired company’s valuation.

The Company charges extra premiums for substandard lives, either as a table rating or as a flat extra premium. For substandard table ratings, both premiums and valuation mortality rates are multiplied by a fixed percentage that ranges from 125% to 500% of standard mortality rates. For flat extra premiums, reserves are increased by the unearned portion of the annual flat extra premium received.

The Company establishes additional reserves when the results of the annual asset adequacy analysis indicate the need for such reserves. The Company maintained net asset adequacy reserves of $58,000 and $40,000 at December 31, 2020 and 2019, respectively. The change in this reserve, included in the statements of operations—statutory-basis, was an increase of $18,000 and a decrease of $3,000 for 2020 and 2019, respectively, which was recorded in Change in life, annuity and accident & health reserves.

As of December 31, 2020 and 2019, reserves of $6,449 and $7,786, respectively, were recorded on inforce amounts of $875,208 and $967,647, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest has been determined by formula as described in the Annual Statement Instructions, adjusted to reflect fractional years of interest for material reinsurance transactions. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balance less applicable surrender charges.

Claim Reserves—Policy and contract claims are amounts due on claims, which were incurred as of December 31, but have not yet been paid. The accrual has two components: 1) claims in process of settlement as of December 31 and 2) claims not yet reported but estimable based on historical trend review of the claims reported after December 31 relating to claims incurred as of December 31.

Claims in the contestable period are reported at their full face value.

Federal Income Taxes—Federal income taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates and laws, subject to certain limitations and are recorded in surplus.

Reinsurance—Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Accounting Changes— During 2020, the NAIC adopted updates to various SSAPs including, but not limited to, SSAP No. 51R, Life Contracts, SSAP No. 52, Deposit-Type Contracts, and SSAP No. 61R, Life, Deposits and Accident and Health Reinsurance. This updated guidance requires additional disclosure of guaranteed separate account products to withdrawal, mortality risk on life contracts, and reinsurance contracts with risk-limiting features. The Company has provided all disclosures required by the relevant SSAPs.

The Company strengthened the valuation basis for its payout annuities and supplementary contracts to the current standard (3.25%, 2012 Individual Annuity Reserving (IAR)) in acknowledgment of the ongoing pressure on existing reserve levels caused by historically low interest rates. This change increased statutory reserves by $5,902 at December 31, 2020. The impact of this change in valuation was recorded in the statements of changes in capital and surplus.

2.     PRESCRIBED AND PERMITTED STATUTORY ACCOUNTING PRACTICES

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory-basis financial statements.

The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. The Department’s Insurance Regulation 172 requires the Company to record a write-in asset of $856 and $889 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy at December 31, 2020 and 2019, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2020	2019

Net gain (loss), State of New York basis	$(11,706)	$12,912
State prescribed practices (income) — Prepaid reinsurance — NYSID allowed under Circ Letter 11	33	(15)

Net gain (loss), NAIC SAP	$(11,673)	$12,897

Statutory capital and surplus, State of New York basis	$81,222	$103,177
State prescribed practices (surplus) — Prepaid reinsurance — NYSID allowed under Circ Letter 11	(856)	(889)

Statutory capital and surplus, NAIC SAP	$80,366	$102,288

3.     INVESTMENTS

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred stocks and common stocks are summarized as:

	Carrying	Gross Unrealized		Fair
At December 31, 2020	Value	Gains	Losses	Value

U.S. government and agencies	$25,508	$5,327	$-	$30,835
State and political subdivisions	45,130	12,865	-	57,995
Foreign sovereign	1,000	148	-	1,148
Corporate securities	287,099	38,927	(1,491)	324,535
Residential mortgage-backed securities	38,816	4,600	(56)	43,360
Commercial mortgage-backed securities	54,892	6,992	(132)	61,752
Asset backed securities	92,381	6,915	(2,239)	97,057
Collateralized debt obligations	138,061	909	(9,222)	129,748

Total bonds	682,887	76,683	(13,140)	746,430

Preferred stocks	38,792	3,029	(109)	41,712
Common stocks	595	-	-	595

Total	$722,274	$79,712	$(13,249)	$788,737

	Carrying	Gross Unrealized		Fair
At December 31, 2019	Value	Gains	Losses	Value

U.S. government and agencies	$33,164	$3,417	$(175)	$36,406
State and political subdivisions	52,344	10,432	-	62,776
Foreign sovereign	3,192	89	-	3,281
Corporate securities	289,540	27,972	(1,091)	316,421
Residential mortgage-backed securities	58,868	3,907	(87)	62,688
Commercial mortgage-backed securities	66,192	5,212	(151)	71,253
Asset backed securities	104,232	6,073	(443)	109,862
Collateralized debt obligations	126,594	1,068	(3,321)	124,341

Total bonds	734,126	58,170	(5,268)	787,028

Preferred stocks	34,657	1,824	(26)	36,455

Total	$768,783	$59,994	$(5,294)	$823,483

At December 31, 2020 and 2019, bonds with an admitted asset value of $8,944 and $8,922, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
At December 31, 2020	Value	Losses	Value	Losses	Value	Losses

Corporate securities	15,475	(747)	6,610	(744)	22,085	(1,491)
Residential mortgage-backed securities	389	(56)	-	-	389	(56)
Commercial mortgage-backed securities	2,950	(53)	125	(79)	3,075	(132)
Asset backed securities	29,143	(1,693)	1,899	(546)	31,042	(2,239)
Collateralized debt obligations	36,811	(1,693)	63,144	(7,529)	99,955	(9,222)

Total bonds	84,768	(4,242)	71,778	(8,898)	156,546	(13,140)

Preferred stocks	3,271	(103)	169	(6)	3,440	(109)

Total	$88,039	$(4,345)	$71,947	$(8,904)	$159,986	$(13,249)

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
At December 31, 2019	Value	Losses	Value	Losses	Value	Losses

U.S. government and agencies	$398	$(2)	$1,826	$(173)	$2,224	$(175)
Corporate securities	9,979	(158)	17,645	(933)	27,624	(1,091)
Residential mortgage-backed securities	8,265	(40)	2	(47)	8,267	(87)
Commercial mortgage-backed securities	3,503	(100)	158	(51)	3,661	(151)
Asset backed securities	13,397	(128)	3,056	(315)	16,453	(443)
Collateralized debt obligations	44,290	(1,371)	40,728	(1,950)	85,018	(3,321)

Total bonds	79,832	(1,799)	63,415	(3,469)	143,247	(5,268)

Preferred stocks	3,538	(26)	-	-	3,538	(26)

Total	$83,370	$(1,825)	$63,415	$(3,469)	$146,785	$(5,294)

Management regularly reviews (at least quarterly) the value of the Company’s investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following is considered:

●	The length of time and extent to which the fair value has been below its cost;

●	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;

●	Management’s intent and ability to hold the security long enough for it to recover its value;

●	Valuation guidelines expressed in the applicable Statements of Statutory Accounting Principles;

●	Any downgrades of the security by a rating agency; and

●	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized capital gains (losses) in the statements of operations—statutory-basis in the period the determination is made.

The Company recognized $622 and $0 of other-than-temporary impairments for the years ended December 31, 2020 and 2019, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2020, by contractual maturity, is as follows:

	Carrying	Fair
	Value	Value

Years to maturity:
0–1 year	$3,710	$3,717
1–5 years	55,547	59,918
5–10 years	57,382	66,327
10–20 years	73,895	91,002
over 20 years	168,203	193,549
Residential Mortgage-Backed Securities	38,816	43,360
Commercial Mortgage-Backed Securities	54,892	61,752
Asset-backed securities	92,381	97,057
Collateralized debt obligations	138,061	129,748

Total	$682,887	$746,430

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate—The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of December 31, 2020, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Carrying Value	% of Total

Texas	63.2%
South Carolina	18.9%
North Carolina	17.9%

The types of properties collateralizing the CMLs as of December 31, 2020, are as follows:

Percentage of Loan Portfolio Carrying Value	% of Total

Industrial	49.8%
Retail	18.9
Multi-family	17.9
Lodging	13.4

Total	100.0%

The maximum percentage of any one loan to the value of security at December 31, 2020, exclusive of insured, guaranteed, or purchase money mortgages, was 62.5%.

The contractual maturities of the CML portfolio as of December 31, 2020, are as follows:

Carrying
	Value	Percent

2021	$-	-%
2022	-	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	15,363	100.0

Total	$15,363	100.0%

One new commercial mortgage loan was originated in 2020 with an average interest rate for the period of 3.78%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over maximum loan which would be permitted by law on the land without the buildings. The Company’s recorded investment in mortgage loans totaled $15,363 and $12,988 as of December 31, 2020 and 2019, respectively, and consisted entirely of loans classified as “mortgage loans on real estate”. No interest rates were reduced on outstanding mortgage loans during 2020 and 2019. During 2020 and 2019, the Company incurred no impairments on mortgage loans.

The Company’s CML portfolio has been classified based on NAIC commercial mortgage loan ratings which are calculated based on loan-to-value and debt service coverage. The rating system classifies loans into the following categories: CM1, CM2, CM3, CM4, CM5, CM6 and CM7 with those rated CM1 having the highest ratings. Commercial mortgage loans rated CM1 though CM5 are performing.

Commercial mortgage loans rated CM6 and CM7 are not performing. Classification of the Company’s mortgage loan portfolio as of December 31, 2020 is shown in the table below:

Carrying
Value

CM1—Very good	$4,965
CM2—Good	-
CM3—Acceptable	10,398
CM4—Potential weakness	-
CM5—Severe weakness	-
CM6—90+ days delinquent	-
CM7—In process of foreclosure	-

Total mortgage loans on real estate	$15,363

Separately from the above designations, at least annually, the Company’s management evaluates various metrics of each loan, including, but not limited to, payment history, loan to value, debt service coverage, vacancy, and location. The portfolio is also reviewed for other-than-temporary impairments quarterly.

At December 31, 2020, the Company’s mortgage loan balances are classified as current.

Net Investment Income—Major categories of the Company’s net investment income are summarized as follows:

	Year Ended December 31
	2020	2019

Income:
Bonds	$34,742	$39,793
Preferred stocks	2,214	2,287
Commercial mortgage loans	517	84
Policy loans	1,021	1,075
Other invested assets	6,168	2,038
Short-term investments and cash	90	447

Total investment income	44,752	45,724

Expenses:
Investment expenses	2,217	2,134
Interest on funds held under reinsurance treaties	318	155

Total investment expenses	2,535	2,289

Net investment income	$42,217	$43,435

Proceeds and Realized Gains and Losses—The proceeds from sales, maturities, and transfers of investments in bonds, common stocks, preferred stocks, and mortgage loans, and the related capital gains and losses are as follows:

Proceeds	2020	2019

Bonds:

Proceeds from sales	$141,333	$166,956

Proceeds from dispositions other than sales	17,094	22,758

Total proceeds	$158,427	$189,714

Stocks:

Proceeds from sales	$13,882	$11,452

Proceeds from dispositions other than sales	2,346	5,947

Total proceeds	$16,228	$17,399

Mortgage loans on real estate:

Proceeds from sales	$-	$-

Proceeds from dispositions other than sales	525	25

Total proceeds	$525	$25

Realized gains and losses

Bonds:

Gross realized capital gains on sales	$5,382	$4,072

Gross realized capital losses on sales	(1,209)	(1,008)

Net realized capital gains (losses) on sales	4,173	3,064

Impairments on bonds	(599)	-

Total bonds	3,574	3,064

Preferred stocks—Gross realized capital gains (losses) on sales	670	176

Other invested assets:

Gross realized capital gains (losses) on sales	4	94

Impairments on other invested assets	(23)	-

Total other invested assets	(19)	94

Realized capital gains (losses) before federal income taxes and transfer to IMR	4,225	3,334

Amount transferred to IMR	(3,809)	(2,655)

Federal income tax expense	(1,262)	(947)

Net realized capital gains (losses)	$(846)	$(268)

Credit Risk Concentration—The Company had investments in two corporate entities that exceeded 10% of capital and surplus at December 31, 2020.

4.	FAIR VALUES

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments in the statutory-basis financial statements and notes thereto:

Cash, Cash Equivalents, and Short-Term Investments—The carrying amounts reported in the balance sheets—statutory-basis for these financial instruments approximate their fair values.

Investment Securities—Fair values for investment securities are based on market prices, or in the absence of published unit prices, or when amortized cost is used as the unit price, quoted market prices by other third-party organizations, where available. In some cases, such as private placements and certain mortgage-backed and asset backed securities, fair values are based on discounted expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage Loans on Real Estate—Fair values were determined by discounting expected cash flows based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics were aggregated in the calculations.

Other Invested Assets—Other invested assets are comprised of private equity interests and limited partnerships. The carrying amounts represent the Company’s share of the entity’s underlying equity and approximate their fair values. Limited partnership interests are determined by the net asset values of the Company’s ownership interest as provided in the financial statements of the investees.

Policy Loans—Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy, and contract reserves, which approximates fair value.

Annuities-Deferred and Without Life Contingencies—Fair values for the Company’s annuities-deferred and without life contingencies are estimated using discounted cash flow calculations using interest rates equal to the risk-free rate plus a credit spread based on the Company’s credit rating.

The fair values of the Company’s liabilities for insurance contracts other than annuities-deferred and without life contingencies are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company’s liability.

The following table presents the carrying values and fair values of the Company’s financial instruments:

	December 31
	2020		2019
	Carrying	Fair	Carrying	Fair
Assets/Liabilities	Value	Value	Value	Value

Financial assets:
Bonds	$682,887	$746,430	$734,126	$787,028
Preferred stocks	38,792	41,712	34,657	36,455
Common stocks	595	595	-	-
Cash, cash equivalents and short term investments	15,886	15,886	13,790	13,790
Commercial mortgage loans	15,363	16,012	12,988	13,156
Policy loans	11,676	11,676	12,261	12,261
Other invested assets*	21,916	27,534	19,854	21,813
Separate account assets	964	964	749	749

Financial liabilities:
Annuities–deferred and without life contingencies	$521,900	$735,855	$527,237	$646,124
Separate account liabilities	964	964	749	749

* Excludes limited partnership investments of $59,421 and $27,386 accounted for under the equity method

The Company determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and prioritize observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and, where appropriate, risk margins.

The Company has categorized its financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value of financial assets and liabilities are categorized as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury Securities and non-interest-bearing cash.

Level 2—Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the balance sheets—statutory-basis.

The Company owns a limited number of corporate bonds, preferred stocks and hybrid securities that are in or near default and as such are rated 6 by the NAIC. These securities are required to be reported at the lower of fair value or amortized cost. The fair values of these publicly-traded securities are based on quoted market prices from widely used pricing sources such as ICE Data Services\IDC (Interactive Data Corp) or Refinitiv (formerly known as Reuters\EJV), and also may be obtained from independent third-party dealers. These securities fall within Level 2 of the fair value hierarchy.

The carrying value and fair value of the Company’s financial instruments as of December 31, 2020 and 2019 were as follows:

	Carrying	Fair
December 31, 2020	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$25,508	$30,835	$10,370	$20,465	$-
State and political subdivisions	45,130	57,995	-	52,180	5,815
Foreign sovereign	1,000	1,148	-	1,148	-
Corporate securities	287,099	324,535	-	294,225	30,310
Residential mortgage-backed securities	38,816	43,360	-	43,360	-
Commercial mortgage-backed securities	54,892	61,752	-	61,752	-
Asset backed securities	92,381	97,057	-	73,232	23,825
Collateralized debt obligations	138,061	129,748	-	118,982	10,766

Total bonds	682,887	746,430	10,370	665,344	70,716

Preferred stocks	38,792	41,712	-	41,712	-
Common stock	595	595	-	-	595
Cash, cash equivalents, and short-term investments	15,886	15,886	15,886	-	-
Other invested assets*	21,916	27,534	-	16,342	11,192
Commercial mortgage loans	15,363	16,012	-	-	16,012
Policy loans	11,676	11,676	-	-	11,676
Separate accounts	964	964	-	964	-

Total financial assets	$788,079	$860,809	$26,256	$724,362	$110,191

Financial liabilities—annuities-deferred and without life contingencies	$521,900	$735,855	$-	$-	$735,855
Separate accounts	964	964	-	964	-

Total financial liabilities	$522,864	$736,819	$-	$964	$735,855

* Excludes limited partnership investments of $59,421 accounted for under the equity method.

	Carrying	Fair
December 31, 2019	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$33,164	$36,406	$10,076	$26,330	$-
State and political subdivisions	52,344	62,776	-	57,017	5,759
Foreign sovereign	3,192	3,281	-	3,281	-
Corporate securities	289,540	316,421	-	291,373	25,048
Residential mortgage-backed securities	58,868	62,688	-	62,688	-
Commercial mortgage-backed securities	66,192	71,253	-	71,253	-
Asset backed securities	104,232	109,862	-	87,831	22,031
Collateralized debt obligations	126,594	124,341	-	113,692	10,649

Total bonds	734,126	787,028	10,076	713,465	63,487

Preferred stocks	34,657	36,455	-	36,455	-
Cash, cash equivalents, and short-term investments	13,790	13,790	13,790	-	-
Other invested assets*	19,854	21,813	-	4,070	17,743
Commercial mortgage loans	12,988	13,156	-	-	13,156
Policy loans	12,261	12,261	-	-	12,261
Separate accounts	749	749	-	749	-

Total financial assets	$828,425	$885,252	$23,866	$754,739	$106,647

Financial liabilities—annuities-deferred and without life contingencies	$527,237	$646,124	$-	$-	$646,124
Separate accounts	749	749	-	749	-

Total financial liabilities	$527,986	$646,873	$-	$749	$646,124

* Excludes limited partnership investments of $27,386 accounted for under the equity method.

We obtain our Level 3 fair value measurements from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are nonbinding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.

5.	REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,500.

The effect of reinsurance on life and accident and health premiums written and earned for the years ended December 31, 2020 and 2019, are as follows:

	Written and Earned
	2020	2019

Direct premiums	$44,629	$45,132
Assumed premiums	958	919
Ceded premiums:
Affiliates	(14,780)	(15,428)
Non-affiliates	(20,229)	(19,648)

Net premiums	$10,578	$10,975

The Company’s ceded reinsurance arrangements reduced certain other items in the statutory-basis financial statements by the following amounts:

	2020	2019

Benefits paid or provided:
Affiliates	$50,924	$42,832
Nonaffiliates	28,995	18,576

Total benefits paid or provided	$79,919	$61,408

Policy and contract liabilities:
Affiliates	$7,210	$13,777
Nonaffiliates	6,447	3,782

Total policy and contract liabilities	$13,657	$17,559

The inforce as of December 31, 2020 and 2019 is reduced by reinsurance arrangements ceded as follows:

	2020	2019

Inforce:
Affiliates	$2,401,757	$2,588,605
Nonaffiliates	4,259,001	4,672,084

Total inforce	$6,660,758	$7,260,689

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At December 31, 2020 and 2019, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	FEDERAL INCOME TAXES

WRAC, along with its life insurance subsidiaries, files a consolidated federal income tax return. Companies included in the consolidated return are as follows:

●	Wilton Reassurance Company
●	Wilton Reassurance Life Company of New York
●	Texas Life Insurance Company
●	Wilcac Life Insurance Company
●	Redding Reassurance Company 3, LLC

The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon the separate return calculations with credit for net losses granted when utilized on a separate company basis or in consolidation.

Inter-company tax balances may be settled quarterly as the Company makes payments to, or receives payments from, WRAC for the amount the Company would have paid to, or received from, the Internal Revenue Service (IRS) had it not been a member of the consolidated tax group. The separate company provisions and payments are computed using the tax elections made by WRAC.

Pursuant to NY Circular Letter No. 1979-33 (December 20, 1979), in order to help assure the Company’s enforceable right to recoup federal income taxes in the event of future net losses, the Department has required that an escrow account consisting of assets eligible as an investment for the Company be established and maintained by its parent in an amount equal to the excess of the amount paid by the domestic insurer to the parent for federal income taxes over the actual payment made by the parent to the IRS. Escrow assets may be released to WRAC from the escrow account at such time as the permissible period for loss carrybacks has elapsed. The Company and WRAC established the required escrow agreement effective October 1, 2007. The escrow balance was $330 and $330 at December 31, 2020 and 2019, respectively.

The components of the net deferred tax assets (liabilities) at December 31 are as follows:

	2020			2019
	Ordinary	Capital	Total	Ordinary	Capital	Total

Gross deferred tax assets	$23,168	$3,378	$26,546	$18,333	$3,361	$21,694
Statutory valuation allowance	-	-	-	-	-	-

Adjusted gross deferred tax assets	23,168	3,378	26,546	18,333	3,361	21,694

Deferred tax assets nonadmitted	10,068	3,378	13,446	6,746	3,361	10,107

Subtotal net admitted deferred tax assets	13,100	-	13,100	11,587	-	11,587

Deferred tax liabilities	7,734	-	7,734	6,568	-	6,568

Net deferred tax assets (liabilities)	$5,366	$-	$5,366	$5,019	$-	$5,019

	Change During 2020
	Ordinary	Capital	Total

Gross deferred tax assets	$4,835	$17	$4,852
Statutory valuation allowance	-	-	-

Adjusted gross deferred tax assets	4,835	17	4,852

Deferred tax assets nonadmitted	3,322	17	3,339

Subtotal net admitted deferred tax assets	1,513	-	1,513

Deferred tax liabilities	1,166	-	1,166

Net deferred tax assets (liabilities)	$347	$-	$347

The amount of adjusted gross deferred tax assets admitted under SSAP No. 101 is as follows:

	2020			2019
	Ordinary	Capital	Total	Ordinary	Capital	Total

(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-	$-	$-	$-
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from	-	-	-	-	-	-
(a) above) after application of the threshold limitation	5,366	-	5,366	5,019	-	5,019
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	5,366	-	5,366	5,019	-	5,019
ii. Adjusted gross tax assets allowed per limitation threshold	-	-	11,378	-	-	14,724
(c) Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	7,734	-	7,734	6,568	-	6,568

Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$13,100	$-	$13,100	$11,587	$-	$11,587

	Change During 2020
	Ordinary	Capital	Total

a. Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-

b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from
(a) above) after application of the threshold limitation	347	-	347
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	-	-	-
ii. Adjusted gross tax assets allowed per limitation threshold	XXX	XXX	3,346
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	1,166	-	1,166

d. Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$1,513	$-	$1,513

Other admissibility criteria are as follows:

Description	2020	2019

Ratio percentage used to determine recovery period and threshold limitation amount	492.0%	760.8%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in 2(b) above	$75,856	$98,158

The Company’s tax planning strategies do not include the use of reinsurance.

The Company does not currently employ tax planning strategies to recognize the admission of deferred tax assets.

There are no temporary differences for which a deferred tax liability has not been established.

Current income taxes incurred consist of the following:

	2020	2019

Current income tax (benefit) expense	$(551)	$3,388
Return to provision true-up	(95)	174

Current income tax (benefit) expense incurred from operations	(646)	3,562

Current income tax (benefit) expense on realized gains and losses	1,262	947

Total current income tax (benefit) expense	$616	$4,509

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2020	2019	Change	Character

Deferred tax assets:
Insurance reserves	$14,130	$10,388	$3,742	Ordinary
Deferred acquisition costs	6,361	5,350	1,011	Ordinary
Unamortized purchase costs	39	92	(53)	Ordinary
Deferred capital losses	3,378	3,361	17	Capital
Other	2,638	2,503	135	Ordinary

Total deferred tax assets	26,546	21,694	4,852

Non-admitted deferred tax assets	13,446	10,107	3,339

Admitted deferred tax assets	13,100	11,587	1,513

Deferred tax liabilities:
Premium receivable	579	408	171	Ordinary
Nonaccrual of market discount	7,155	6,160	995	Ordinary

Total deferred tax liabilities	7,734	6,568	1,166

Net admitted deferred tax asset	$5,366	$5,019	$347

The change in net deferred income taxes including the tax effect of unrealized gains consists of the following:

	2020	2019	Change

Total deferred tax assets	$26,546	$21,694	$4,852
Total deferred tax liabilities	7,734	6,568	1,166

Net deferred tax asset	$18,812	$15,126	3,686

Tax effect on unrealized gains			357

Change in net deferred income tax			$4,043

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows:

	Year Ended December 31
	2020	2019

Provisions computed at statutory rate	$(2,329)	$3,658
IMR	421	188
Return to provision adjustment	24	11
Reserve valuation	(1,240)	-
Other	(303)	(345)

Total	$(3,427)	$3,512

Federal income tax incurred	$616	$4,509
Change in net deferred income taxes	(4,043)	(997)

At December 31, 2020, the Company has no operating or capital loss carryforwards.

On March 27, 2020, H.R. 748, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into legislation which includes tax provisions relevant to businesses that during 2020 will impact taxes related to 2017, 2018 and 2019. Some of the significant changes are allowing the five-year carryback of net operating losses generated in 2018-2020 and the suspension of the 80% limitation of taxable income for net operating loss carryforwards for 2018-2020.

The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2020 and 2019.

The 2017–2020 tax years are open and subject to examination by the IRS.

7.	CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2020 and 2019, the Company exceeded the RBC requirements.

WRNY is subject to statutory regulations of the State of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY can pay dividends of $7,173 in 2021 without prior regulatory approval.

The Company paid dividends to its stockholder of $0 and $10,005 in 2020 and 2019, respectively.

8.	RELATED-PARTY TRANSACTIONS

Through the Services Agreement, Wilton Re Services provides certain accounting, actuarial and administrative services to the Company. Expenses incurred relating to this agreement amounted to $1,600 and $1,095 for the years ended December 31, 2020 and 2019, respectively.

The Company reported amounts payable to its affiliate, Wilton Re Services, of $539 and $404 at December 31, 2020 and 2019, respectively.

Under the Services Agreement, the Company incurs charges related to employee compensation which includes a Long-Term Incentive Program (LTIP). A vesting period of three years applies after which final unit values are determined based on actual performance. The Company has been allocated a share of the expense with the LTIP payable carried as a component of accounts payable and general expenses due and accrued. Once the vesting period is complete and the LTIP awards are paid, the Company’s LTIP payable will be settled with Wilton Re Services. At December 31, 2020 and 2019, included within accounts payable and general expenses due and accrued in the balance sheets—statutory-basis, is the Company’s payable of $10,958 and $10,791, respectively, resulting in incurred expenses of $6,296 and $5,050 for the years ended 2020 and 2019, respectively. On April 17, 2020, the Company settled $6,129 with Wilton Re Services related to vested LTIP awards.

9.	COMMITMENTS AND CONTINGENCIES

Funding of Investments—The Company’s commitments to limited partnerships as of December 31, 2020, are presented in the following table:

	2020
	Commitment	Unfunded

Limited partnerships	$187,550	$133,998

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties.

Legal Proceedings—In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

10. RESERVES

The Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions at December 31, 2020 and 2019, are summarized as follows:

	2020		2019
A. Individual Annuities	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$4,392	0.8%	$4,292	0.8%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	242	0.0	194	0.0

Total with adjustment or at market value	4,634	0.8	4,486	0.8

At book value without adjustment
(minimum or no charge or adjustment)	507,370	95.0	512,606	95.9
Not subject to discretionary withdrawal	22,157	4.2	17,417	3.3

Total annuity reserves and deposit fund liabilities—before reinsurance	534,161	100.0%	534,509	100.0%

Less reinsurance ceded	2,532		2,625

Net annuity reserves and deposit fund liabilities	$531,629		$531,884

	2020		2019
B. Group Annuities	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	-	0.0	-	0.0

Total with adjustment or at market value	-	0.0	-	0.0

At book value without adjustment
(minimum or no charge or adjustment)	450	100.0	471	100.0
Not subject to discretionary withdrawal	-	0.0	-	0.0

Total annuity reserves and deposit fund liabilities—before reinsurance	450	100.0%	471	100.0%

Less reinsurance ceded	-		-

Net annuity reserves and deposit fund liabilities	$450		$471

	2020		2019
C. Deposit—Type Contracts (No Life Contingencies)	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	-	0.0	-	0.0

Total with adjustment or at market value	-	0.0	-	0.0

At book value without adjustment (minimum or no charge or adjustment)	-	0.0	-	0.0
Not subject to discretionary withdrawal	11,685	100.0	11,327	100.0

Total annuity reserves and deposit fund liabilities—before reinsurance	11,685	100.0%	11,327	100.0%

Less reinsurance ceded	1,140		1,256

Net annuity reserves and deposit fund liabilities	$10,545		$10,071

Of the total net annuity reserves and deposit fund liabilities of $542,624 and $542,426 at December 31, 2020 and 2019, respectively, $542,383 and $542,232 is included in the general account and $242 and $194 is included in the separate account, respectively.

The Company’s life reserves that are subject to discretionary withdrawal, surrender values, or policy loans and not subject to discretionary withdrawal or no cash value provisions at December 31, 2020 and 2019, are summarized as follows:

	2020			2019

A. General Account	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$20,462	$36,397	$-	$21,380	$37,720
b. Universal Life	293,555	291,244	300,779	304,084	300,958	312,700
c. Universal Life with Secondary Guarantees	40,016	37,376	46,326	40,194	36,484	46,131
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	7,650	9,954	-	7,898	10,463
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	-	-	-	-	-	-
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	52,653	XXX	XXX	72,536
b. Accidental Death Benefits	XXX	XXX	40	XXX	XXX	39
c. Disability—Active Lives	XXX	XXX	2,548	XXX	XXX	2,943
d. Disability—Disabled Lives	XXX	XXX	6,392	XXX	XXX	6,208
e. Miscellaneous Reserves	XXX	XXX	164,898	XXX	XXX	153,284

(3) Total (gross: direct + assumed)	333,571	356,732	619,987	344,278	366,719	642,023

(4) Reinsurance ceded	240,064	245,822	431,773	247,591	254,251	465,765

(5) Total (net) (3) - (4)	$93,507	$110,910	$188,214	$96,687	$112,468	$176,258

	2020			2019

B. Separate Account Guaranteed	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$-	$-	$-	$-	$-
b. Universal Life	-	-	-	-	-	-
c. Universal Life with Secondary Guarantees	-	-	-	-	-	-
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	-	-	-	-	-
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	-	-	-	-	-	-
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	-	XXX	XXX	-
b. Accidental Death Benefits	XXX	XXX	-	XXX	XXX	-
c. Disability—Active Lives	XXX	XXX	-	XXX	XXX	-
d. Disability—Disabled Lives	XXX	XXX	-	XXX	XXX	-
e. Miscellaneous Reserves	XXX	XXX	-	XXX	XXX	-

(3) Total (gross: direct + assumed)	-	-	-	-	-	-

(4) Reinsurance ceded	-	-	-	-	-	-

(5) Total (net) (3) - (4)	$-	$-	$-	$-	$-	$-

	2020			2019

C. Separate Account Nonguaranteed	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$-	$-	$-	$-	$-
b. Universal Life	-	-	-	-	-	-
c. Universal Life with Secondary Guarantees	-	-	-	-	-	-
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	-	-	-	-	-
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	607	607	607	490	490	490
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	-	XXX	XXX	-
b. Accidental Death Benefits	XXX	XXX	-	XXX	XXX	-
c. Disability—Active Lives	XXX	XXX	-	XXX	XXX	-
d. Disability—Disabled Lives	XXX	XXX	-	XXX	XXX	-
e. Miscellaneous Reserves	XXX	XXX	-	XXX	XXX	-

(3) Total (gross: direct + assumed)	607	607	607	490	490	490

(4) Reinsurance ceded	-	-	-	-	-	-

(5) Total (net) (3) - (4)	$607	$607	$607	$490	$490	$490

11. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 are as follows:

	2020		2019
		Net of		Net of
	Gross	Loading	Gross	Loading

Ordinary renewal	$1,493	$1,493	$1,569	$1,569

12. SUBSEQUENT EVENTS

There have been no events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through April 12, 2021, the date the statutory-basis financial statements were available to be issued.

*  *  *  *  *  *

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

BALANCE SHEETS—STATUTORY-BASIS

AS OF DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars, except share amounts)

	2019	2018

ADMITTED ASSETS

Cash and Invested Assets:
Bonds	$734,126	$756,902
Preferred stocks	34,657	33,913
Mortgage loans on real estate	12,988	-
Cash, cash equivalents, and short-term investments	13,790	36,482
Policy loans	12,261	12,830
Other invested assets	47,240	18,448

Total cash and invested assets	855,062	858,575

Accrued investment income	6,033	5,941
Deferred and uncollected life premiums—net of loading of $0 and $0 at December 31, 2019 and 2018, respectively	1,569	1,592
Reinsurance recoverable	1,864	2,231
Net deferred tax asset	5,019	3,968
Other assets	1,601	2,424
Separate account assets	749	619

Total admitted assets	$871,897	$875,350

LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
Policy and contract liabilities:
Life, annuity and accident & health reserves	$708,439	$724,073
Policy and contract claims	7,950	6,975
Policyholders’ funds	10,072	10,909

Total policy and contract liabilities	726,461	741,957

Other amounts payable on reinsurance	260	342
Interest maintenance reserve	8,587	7,690
Commissions and expense allowances on reinsurance assumed	(104)	(125)
Accounts payable and general expenses due and accrued	11,559	6,547
Current federal income taxes	1,462	1,236
Amounts withheld or retained by company as agent or trustee	609	593
Remittances not allocated	(29)	1,016
Asset valuation reserve	8,742	7,105
Reinsurance in unauthorized and certified companies	2,086	2,907
Funds held under reinsurance treaties	3,141	3,181
Payable to parent and affiliates	404	339
Payable for securities	3,463	-
Other liabilities	1,330	1,895
Separate account liabilities	749	619

Total liabilities	768,720	775,302

Captial and Surplus:
Common stock, $4.55 par value—authorized, 1,100,000 shares; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	29,128	25,999

Total capital and surplus	103,177	100,048

Total liabilites and capital and surplus	$871,897	$875,350

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars)

	2019	2018

PREMIUMS AND OTHER REVENUES:
Life and annuity premiums	$10,975	$12,182
Consideration for supplementary contracts with life contingencies	409	1,024
Net investment income	43,435	41,541
Amortization of interest maintenance reserve	1,759	1,762
Commissions and expense allowances on reinsurance ceded	1,218	273
Other revenues—net	(555)	(339)

Total premiums and other revenues	57,241	56,443

BENEFITS PAID OR PROVIDED:
Death benefits	9,181	10,525
Annuity benefits	7,734	9,645
Surrender benefits and withdrawals	26,219	27,279
Payments on supplementary contracts with life contingencies	1,322	1,326
Interest and adjustments on contract or deposit-type contract funds	(104)	(1,422)
Increase in life, annuity and accident & health reserves	(15,634)	(11,151)
Other benefits	602	126

Total benefits paid or provided	29,320	36,328

INSURANCE EXPENSES AND OTHER:
Commissions and expense allowances	628	(265)
General insurance expenses	9,226	6,298
Insurance taxes, licenses, and fees	1,717	1,229
Net transfer to or (from) separate accounts	(71)	14
Other	(321)	(5)

Total insurance expenses and other	11,179	7,271

GAIN (LOSS) FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED CAPITAL LOSSES	16,742	12,844

FEDERAL INCOME TAXES	3,562	3,916

GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL LOSSES	13,180	8,928

NET REALIZED CAPITAL LOSSES	(268)	(225)

NET GAIN (LOSS)	$12,912	$8,703

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(amounts in thousands of US Dollars)

			Unassigned	Total
	Common	Paid-In	Surplus	Capital and
	Stock	Surplus	(Deficit)	Surplus

BALANCES—DECEMBER 31, 2017	2,503	$71,546	$11,469	$85,518

Net gain	-	-	8,703	8,703

Change in unrealized capital gains, less capital gains tax of $(48)	-	-	(179)	(179)

Change in net deferred income tax	-	-	1,910	1,910

Change in nonadmitted assets	-	-	(35)	(35)

Change in liability for reinsurance in unauthorized and certified companies	-	-	13,624	13,624

Change in asset valuation reserve	-	-	(959)	(959)

Dividend to stockholder	-	-	(8,535)	(8,535)

BALANCES—DECEMBER 31, 2018	2,503	71,546	25,999	100,048

Net gain	-	-	12,912	12,912

Change in unrealized capital gains, less capital gains tax of $137	-	-	517	517

Change in net deferred income tax	-	-	997	997

Change in nonadmitted assets	-	-	(475)	(475)

Change in liability for reinsurance in unauthorized and certified companies	-	-	820	820

Change in asset valuation reserve	-	-	(1,637)	(1,637)

Dividend to stockholder	-	-	(10,005)	(10,005)

BALANCES—DECEMBER 31, 2019	2,503	$71,546	$29,128	$103,177

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOW—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(amounts in thousands of US Dollars)

	2019	2018

OPERATIONS:
Premiums collected net of reinsurance	$11,408	$12,996
Net investment income received	41,660	39,685
Miscellaneous income	1,642	14,268
Benefits and losses paid	(45,303)	(50,341)
Net transfers from separate accounts	71	(14)
Commissions and expenses paid	(5,848)	(4,175)
Federal income taxes received (paid)	(4,282)	(7,284)

Net cash provided by (used in) operations	(652)	5,135

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
Bonds	189,714	305,628
Stocks	17,399	6,108
Mortgage loans on real estate	25	-
Other invested assets	2,946	475
Miscellaneous proceeds	3,703	-

Total investment proceeds	213,787	312,211

Cost of investments acquired:
Bonds	162,035	266,214
Stocks	17,926	28,796
Mortgage loans on real estate	13,013	-
Other invested assets	30,919	9,488

Total cost of investments acquired	223,893	304,498

Change in policy loans	(531)	(861)

Net cash provided by (used in) investment activities	(9,575)	8,574

FINANCING AND MISCELLANEOUS ACTIVITIES:
Other provided (applied):
Net inflow (withdrawal) on deposit type contracts	(837)	(177)
Dividends to stockholder	10,005	8,535
Other cash provided (applied)	(1,623)	(3,327)

Net cash provided by (used in) financing and miscellaneous activities	(12,465)	(12,039)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	(22,692)	1,670

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Beginning of year	36,482	34,812

End of year	$13,790	$36,482

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

The Company is party to a services agreement (the Services Agreement) with its affiliate, Wilton Re Services, Inc. (Wilton Re Services), pursuant to which Wilton Re Services provides certain accounting, actuarial and administrative services.

Use of Estimates—The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and decreases in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Important accounting practices prescribed by the Department and the more significant variances from GAAP are:

Investments—Investments in bonds, common stocks and preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments are designated at purchase as trading and reported at fair value, with unrealized holding gains and losses reported in operations. Fair value for statutory purposes, as with GAAP, is based on quoted market prices while the fair value of private placements and credit tenant loans is obtained from independent third party dealers.

For statutory purposes, all securities that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), are adjusted using the retrospective method when there is a change in estimated future cash flows. For loan-backed or structured securities if it is determined that an other-than-temporary credit impairment has occurred, the amortized cost basis of the security is written down to the present value of estimated future cash flows discounted using the original effective interest rate inherent in the security. For all other investments in bonds and stocks, the retrospective method is used. If it is determined that a decline in fair value is other than temporary or the Company has the intent to sell, the cost basis of the security is written down to fair value. For GAAP, no other-than-temporary impairments are recognized as all securities are recorded at fair value through operations.

Valuation Reserves—Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to expected maturity of the individual security sold. That net deferral is recorded by the Company as the interest maintenance reserve (IMR) in the accompanying balance sheets—statutory basis. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations—statutory basis on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Value of Business Acquired (VOBA)—The excess statutory reserves assumed over the fair value of assets transferred in connection with the acquisition of blocks of business via reinsurance transactions is expensed. For GAAP, an intangible asset referred to as VOBA is established representing the contractual right to receive future profits from the acquired insurance policies or reinsurance contracts. The Company amortizes VOBA in proportion to premiums for traditional life products and in proportion to estimated gross profits (EGPs) for interest sensitive life products. The EGPs and related amortization of VOBA for interest sensitive life products are updated (unlocked) periodically to reflect revised assumptions for lapses, mortality and investment earnings. The Company performs periodic tests to establish that VOBA associated with traditional life products remains recoverable, and if financial performance significantly deteriorates to the point where VOBA is not recoverable, a cumulative charge to current operations will be recorded.

Nonadmitted Assets—Certain assets designated as “nonadmitted,” principally past-due agents’ balances, deferred taxes, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets—statutory basis and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets—statutory basis to the extent these assets are not impaired.

Universal Life and Annuity Policies—Revenues for universal life and annuity policies with mortality risk consist of the entire premium received and benefits incurred, and represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Life and Annuity Reserves—Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance—A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets, as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs, as would be required under GAAP.

Deferred Income Taxes—The recoverability of deferred tax assets is evaluated and when considered necessary, a statutory valuation allowance is established to reduce the deferred tax asset to an amount which is more likely than not to be realized. Adjusted gross deferred tax assets are admitted in an amount equal to the sum of: (a) federal income taxes paid in prior years that can be recovered through loss carry-backs for existing temporary differences not to exceed three years from the balance sheet date; (b) the lesser of: (i) the remaining gross deferred tax assets expected to be realized in a timeframe consistent with NAIC standards; or (ii) a percentage of surplus consistent with NAIC standards, excluding any net deferred tax assets, electronic data processing (EDP) equipment and operating software; and (c) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted.

Under GAAP, state taxes are included in the computation of deferred taxes and a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Statements of Cash Flow—Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with maturities at acquisition of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with maturities at acquisition of three months or less.

A reconciliation of net gain (loss) and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

	Net Gain (Loss)		Capital and Surplus
	Year Ended December 31		As of December 31
	2019	2018	2019	2018

Statutory-basis amounts	$12,912	$8,703	$103,177	$100,048
Add (deduct) adjustments:
Premiums—net of reinsurance and loading	(8,762)	(9,860)	(830)	(945)
Policy fees and charges	8,746	9,036	-	-
Investment adjustments to fair value	46,472	(41,080)	56,828	10,773
Amortization of VOBA	(2,114)	1,692	27,556	29,670
Policyholder benefits	8,352	10,657	-	-
Surrenders and withdrawals	25,804	26,695	-	-
Interest credited to policyholders	(25,177)	(27,057)	11	(3)
Reserves—net of ModCo receivable	(12,936)	(9,444)	49,188	53,100
Realized gains	3,118	(266)	-	-
Deferred taxes	(7,601)	10,140	(32,770)	(24,310)
IMR/AVR	(1,759)	(1,762)	17,328	14,795
Reinsurance in unauthorized companies	-	-	2,086	2,907
Non admitted assets	-	-	10,981	10,506
Prepaid reinsurance	(15)	54	889	874
Other	1	1	22	15

GAAP-basis amounts	$47,041	$(22,491)	$234,466	$197,430

Other significant accounting practices are as follows:

Investments—Bonds, preferred stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

●

Bonds not backed by other loans are stated at amortized cost using the interest (constant yield) method. For other-than-temporary impairments, the cost basis of the bond is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

●

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest (constant yield) method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

●

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value. There are no restrictions on common or preferred stock.

●	Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

●	Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage Loans on real estate are stated at their aggregate unpaid balances, excluding accrued interest.

The Company has minority ownership investments in limited partnerships, which are classified as other invested assets on the balance sheets - statutory-basis. The Company values these interests based on its proportionate share of the underlying audited GAAP equity of the investee or, if audited GAAP basis financial statements are not available for the investee, may be recorded based on the underlying audited U.S tax basis equity, in accordance with SSAP No. 48—Joint Ventures, Partnerships and Limited Liability Companies.

The investment is recorded at cost, plus subsequent capital contributions, and adjusted for the Company’s share of the investee’s audited GAAP basis earnings or losses and other equity adjustments, less distributions received. Distributions are recognized in net investment income to the extent they are not in excess of the undistributed accumulated earnings attributed to the investee. Distributions in excess of the undistributed accumulated earnings reduce the Company’s basis in the investment.

Policy loans are reported at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rates.

Realized capital gains and losses are determined using the first in first out (FIFO) method.

Changes in admitted asset carrying amounts are credited or charged directly to unassigned surplus, net of taxes.

Premiums and Related Costs—Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, also are recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Benefits—Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Department. Where the Company employs mean reserving, the Company waives the deduction of deferred fractional premiums on the death of life and annuity policy insureds. The Company returns any unearned premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates (2.25% to 6.00%) and mortality assumptions (Commissioners’ Standard Ordinary mortality tables, 1941, 1958, 1980 and 2001) as prescribed by regulatory authorities.

The Company typically uses interpolated terminal reserves to adjust the calculated terminal reserve to the appropriate reserve. Interpolated terminal reserves are determined by interpolating between the appropriate terminal reserves and adding the fractional portion of the valuation net premium from the valuation date to the policyholder’s next premium due date. The Company may also use mean reserving if the valuation has not been transferred from the acquired company’s valuation.

The Company charges extra premiums for substandard lives, either as a table rating or as a flat extra premium. For substandard table ratings, both premiums and valuation mortality rates are multiplied by a fixed percentage that ranges from 125% to 500% of standard mortality rates. For flat extra ratings, reserves are increased by the unearned portion of the annual flat extra premium received.

The Company establishes additional reserves when the results of the annual asset adequacy analysis indicate the need for such reserves. The Company maintained net asset adequacy reserves of $40,000 and $43,000 at December 31, 2019 and 2018, respectively. The change in this reserve, included in the statements of operations – statutory-basis, was a decrease of $3,000 and an increase of $1,000 for 2019 and 2018, respectively, which was recorded in Increase in life, annuity and accident & health reserves.

As of December 31, 2019 and 2018, reserves of $7,786 and $9,447, respectively, were recorded on inforce amounts of $967,647 and $1,091,981, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest has been determined by formula as described in the Annual Statement Instructions, adjusted to reflect fractional years of interest for material reinsurance transactions. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balance less applicable surrender charges.

Claim Reserves—Policy and contract claims are amounts due on claims, which were incurred as of December 31, but have not yet been paid. The accrual has two components: 1) claims in process of settlement as of December 31 and 2) claims not yet reported but estimable based on historical trend review of the claims reported after December 31 relating to claims incurred as of December 31.

Claims in the contestable period are reported at their full face value.

Federal Income Taxes—Federal income taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates and laws, subject to certain limitations and are recorded in surplus.

Reinsurance—Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Accounting Changes— In November 2018, the NAIC adopted updates to SSAP No. 51R, Life Contracts, SSAP No. 52, Deposit type Contracts, and SSAP No. 61R, Life, Deposits and Accident and Health Reinsurance, which adds life liquidity disclosures and expands the variable annuity liquidity disclosures. The Company has provided all required disclosures.

2.	PRESCRIBED AND PERMITTED STATUTORY ACCOUNTING PRACTICES

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has

been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory-basis financial statements.

The state of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. New York regulation 172 requires the Company to record a write-in asset of $889 and $874 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy at December 31, 2019 and 2018, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2019	2018

Net gain (loss), State of New York basis	$12,912	$8,703
State prescribed practices (income)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(15)	54

Net gain (loss), NAIC SAP	$12,897	$8,757

Statutory capital and surplus, State of New York basis	$103,177	$100,048
State prescribed practices (surplus)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(889)	(874)

Statutory capital and surplus, NAIC SAP	$102,288	$99,174

3.	INVESTMENTS

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred and common stocks are summarized as:

	Carrying Value	Gross Unrealized		Fair Value
At December 31, 2019		Gains	Losses

U.S. government and agencies	$33,164	$3,417	$(175)	$36,406
State and political subdivisions	52,344	10,432	-	62,776
Foreign sovereign	3,192	89	-	3,281
Corporate securities	289,540	27,972	(1,091)	316,421
Residential mortgage-backed securities	58,868	3,907	(87)	62,688
Commercial mortgage-backed securities	66,192	5,212	(151)	71,253
Asset backed securities	104,232	6,073	(443)	109,862
Collateralized debt obligations	126,594	1,068	(3,321)	124,341

Total bonds	734,126	58,170	(5,268)	787,028

Preferred stocks	34,657	1,824	(26)	36,455

Total	$768,783	$59,994	$(5,294)	$823,483

	Carrying Value	Gross Unrealized		Fair Value
At December 31, 2018		Gains	Losses

U.S. government and agencies	$41,732	$1,767	$(584)	$42,915
State and political subdivisions	57,828	6,328	(343)	63,813
Foreign sovereign	3,143	26	(216)	2,953
Corporate securities	302,394	10,615	(10,374)	302,635
Residential mortgage-backed securities	69,013	2,363	(1,187)	70,189
Commercial mortgage-backed securities	82,374	2,039	(1,495)	82,918
Asset backed securities	119,117	3,708	(1,053)	121,772
Collateralized debt obligations	81,301	849	(2,775)	79,375

Total bonds	756,902	27,695	(18,027)	766,570

Preferred stocks	33,913	173	(1,391)	32,695

Total	$790,815	$27,868	$(19,418)	$799,265

At December 31, 2019 and 2018, bonds with an admitted asset value of $8,922 and $10,060, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
At December 31, 2019	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government and agencies	$398	$(2)	$1,826	$(173)	$2,224	$(175)
Corporate securities	9,979	(158)	17,645	(933)	27,624	(1,091)
Residential mortgage-backed securities	8,265	(40)	2	(47)	8,267	(87)
Commercial mortgage-backed securities	3,503	(100)	158	(51)	3,661	(151)
Asset backed securities	13,397	(128)	3,056	(315)	16,453	(443)
Collateralized debt obligations	44,290	(1,371)	40,728	(1,950)	85,018	(3,321)

Total bonds	79,832	(1,799)	63,415	(3,469)	143,247	(5,268)

Preferred stocks	3,538	(26)	-	-	3,538	(26)

Total	$83,370	$(1,825)	$63,415	$(3,469)	$146,785	$(5,294)

	Less Than 12 Months		12 Months or More		Total
At December 31, 2018	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government and agencies	$2,658	$(51)	$13,759	$(533)	$16,417	$(584)
State and political subdivisions	4,644	(291)	447	(52)	5,091	(343)
Foreign sovereign	-		1,927	(216)	1,927	(216)
Corporate securities	167,563	(8,223)	18,462	(2,151)	186,025	(10,374)
Residential mortgage-backed securities	11,938	(480)	17,788	(707)	29,726	(1,187)
Commercial mortgage-backed securities	31,625	(646)	14,947	(849)	46,572	(1,495)
Asset backed securities	38,935	(655)	15,496	(398)	54,431	(1,053)
Collateralized debt obligations	58,267	(2,696)	3,510	(79)	61,777	(2,775)

Total bonds	315,630	(13,042)	86,336	(4,985)	401,966	(18,027)

Preferred stocks	23,104	(1,391)	-	-	23,104	(1,391)

Total	$338,734	$(14,433)	$86,336	$(4,985)	$425,070	$(19,418)

Management regularly reviews (at least quarterly) the value of the Company’s investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following is considered:

–	The length of time and extent to which the fair value has been below its cost;

–	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;

–	Management’s intent and ability to hold the security long enough for it to recover its value;

–	Valuation guidelines expressed in the applicable Statements of Statutory Accounting Principles;

–	Any downgrades of the security by a rating agency; and

–	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized capital gains (losses) in the statements of operations – statutory-basis in the period the determination is made.

The Company recognized $0 and $38 of other-than-temporary impairments for the years ended December 31, 2019 and 2018, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2019, by contractual maturity, is as follows:

	Carrying Value	Fair Value

Years to maturity:
0–1 year	$5,616	$5,722
1–5 years	47,895	50,186
5–10 years	67,039	72,384
10–20 years	89,965	103,898
over 20 years	167,725	186,694
Asset-backed securities	104,232	109,862
Mortgage-backed securities	125,060	133,941
Collateralized debt obligations	126,594	124,341

Total	$734,126	$787,028

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate—The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of December 31, 2019, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Book Adjusted Carry Value (BACV)	% of Total

Texas	78.1%
North Carolina	21.9

The types of properties collateralizing the CMLs as of December 31, 2019, are as follows:

Percentage of Loan Portfolio BACV	% of Total

Industrial	61.6%
Multi-family	21.9
Lodging	16.5

Total	100.0%

The maximum percentage of any one loan to the value of security at December 31, 2019, exclusive of insured, guaranteed, or purchase money mortgages, was 62.2%.

The contractual maturities of the CML portfolio as of December 31, 2019, are as follows:

	Carry Value	Percent

2019	$0	0.0%
2020	0	0.0%
2021	0	0.0%
2022	0	0.0%
2023	0	0.0%
Thereafter	12,988	100.0%

Total	$12,988	100.0%

During 2019, three new mortgage loans were originated and in 2018 the Company had no mortgage loan holdings. The Company’s recorded investment in mortgage loans totaled $12,988 and $0 as of December 31, 2019 and December 31, 2018, respectively, and consisted entirely of loans classified as “commercial mortgages-all other”. No interest rates were reduced on outstanding mortgage loans during 2019. During 2019, the Company incurred no impairments on mortgage loans.

The Company’s CML portfolio has been classified based on NAIC commercial mortgage loan ratings which are calculated based on loan-to-value and debt service coverage. The rating system classifies loans into the following categories: CM1, CM2, CM3, CM4, CM5, CM6 and CM7 with those rated CM1 having the highest ratings. Commercial mortgage loans rated CM1 though CM5 are performing. Commercial mortgage loans rated CM 6 and CM7 are not performing. Classification of the Company’s mortgage loan portfolio as of December 31, 2019 is shown in the table below:

Carrying Value

CM1 - Very good	$12,988
CM2 - Good	-
CM3 - Acceptable	-
CM4 - Potential weakness	-
CM5 - Severe weakness	-
CM6 - 90+ days delinquent	-
CM7 - In process of foreclosure	-

Total mortgage loans on real estate	$12,988

Separately from the above designations, at least annually, the Company’s management evaluates various metrics of each loan, including, but not limited to, payment history, loan to value, debt service coverage, vacancy, and location. The portfolio is also reviewed for other-than-temporary impairments quarterly.

At December 31, 2019, the Company’s mortgage loan balances are classified as current.

Major categories of the Company’s net investment income are summarized as follows:

	2019	2018
Income:
Bonds	$39,793	$39,565
Preferred stocks	2,287	1,048
Commercial mortgage loans	84	-
Policy loans	1,075	1,375
Other invested assets	2,038	775
Short-term investments and cash	447	345
Other income	-	1

Total investment income	45,724	43,109
Expenses:
Investment expenses	2,134	1,372
Interest on funds held under reinsurance treaties	155	196

Total investment expenses	2,289	1,568

Net investment income	$43,435	$41,541

The proceeds from sales, maturities, and transfers of investments in bonds, preferred stocks, and mortgage loans, and the related capital gains and losses are as follows:

	Year Ended December 31
Proceeds	2019	2018

Bonds:
Proceeds from sales	$166,956	$300,372
Proceeds from dispositions other than sales	22,758	5,256

Total proceeds	$189,714	$305,628

Stocks:
Proceeds from sales	$11,452	$6,108
Proceeds from dispositions other than sales	5,947	-

Total proceeds	$17,399	$6,108

Mortgage loans on real estate:
Proceeds from sales	$-	$-
Proceeds from dispositions other than sales	25	-

Total proceeds	$25	$-

Realized gains and losses

Bonds:
Gross realized capital gains on sales	$4,072	$3,091
Gross realized capital losses on sales	(1,008)	(3,315)

Net realized capital gains (losses) on sales	3,064	(224)

Impairments	-	(38)

Total	3,064	(262)

Preferred stocks—Gross realized capital (losses) gains on sales	176	(288)

Other invested assets—Gross realized capital (losses) gains on sales	94	-

Realized capital gains before federal income taxes and transfer to IMR	3,334	(550)

Amount transferred to IMR	(2,655)	380
Federal income tax expense	(947)	(54)

Net realized capital gains (losses)	$(268)	$(225)

Credit Risk Concentration—The Company had no investment in corporate entities that exceeded 10% of capital and surplus at December 31, 2019.

4.	FAIR VALUES

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments in the accompanying financial statements and notes thereto:

Cash, Cash Equivalents, and Short-Term Investments—The carrying amounts reported in the accompanying balance sheets – statutory-basis for these financial instruments approximate their fair values.

Investment Securities—Fair values for investment securities are based on market prices, or in the absence of published unit prices, or when amortized cost is used as the unit price, quoted market prices by other third party organizations, where available. In some cases, such as private placements and certain mortgage-backed and asset backed securities, fair values are based on discounted expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage Loans on Real Estate—Fair values were determined by discounting expected cash flows based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics were aggregated in the calculations.

Other Invested Assets—Other invested assets are comprised of private equity interests and limited partnerships. The carrying amounts represent the Company’s share of the entity’s underlying equity and approximate their fair values. Limited partnership interests are determined by the net asset values of the Company’s ownership interest as provided in the financial statements of the investees.

Policy Loans—Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy, and contract reserves, which approximates fair value.

Annuities-Deferred and Without Life Contingencies—Fair values for the Company’s annuities-deferred and without life contingencies are estimated using discounted cash flow calculations using interest rates equal to the risk-free rate plus a credit spread based on the Company’s credit rating.

The fair values of the Company’s liabilities for insurance contracts other than annuities-deferred and without life contingencies are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company’s liability.

The following table presents the carrying values and fair values of the Company’s financial instruments:

	December 31
	2019		2018
	Carrying	Fair	Carrying	Fair
Assets/Liabilities	Value	Value	Value	Value

Financial assets:
Bonds	$734,126	$787,028	$756,902	$766,570
Preferred stocks	34,657	36,455	33,913	32,696
Cash, cash equivalents and short term investments	13,790	13,790	36,482	36,482
Commercial mortgage loans	12,988	13,156	-	-
Policy loans	12,261	12,261	12,830	12,830
Other invested assets*	19,854	21,813	10,145	12,484
Separate account assets	749	749	619	619

Financial liabilities:
Annuities–deferred and without life contingencies	$527,237	$646,124	$535,315	$605,730
Separate account liabilities	749	749	619	619

*Excludes investments accounted for under the equity method. Prior year amounts

The Company determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and prioritize observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and, where appropriate, risk margins.

The Company has categorized its financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value of financial assets and liabilities are categorized as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury Securities and non-interest bearing cash.

Level 2—Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the balance sheets – statutory-basis.

The Company owns a limited number of corporate bonds, preferred stocks and hybrid securities that are in or near default and as such are rated 6 by the NAIC. These securities are required to be reported at the lower of fair value or amortized cost. The fair values of these publicly-traded securities are based on quoted market prices from widely used pricing sources such as ICE Data Services\IDC (Interactive Data Corp) or Refinitiv (formerly known as Reuters\EJV), and also may be obtained from independent third party dealers. These securities fall within Level 2 of the fair value hierarchy.

The carrying value and fair value of the Company’s financial instruments as of December 31, 2019 and 2018 were as follows:

	Carrying	Fair
December 31, 2019	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$33,164	$36,406	$10,076	$26,330	$-
State and political subdivisions	52,344	62,776	-	57,017	5,759
Foreign sovereign	3,192	3,281	-	3,281	-
Corporate securities	289,540	316,421	-	291,373	25,048
Residential mortgage-backed securities	58,868	62,688	-	62,688	-
Commercial mortgage-backed securities	66,192	71,253	-	71,253	-
Asset backed securities	104,232	109,862	-	87,831	22,031
Collateralized debt obligations	126,594	124,341	-	113,692	10,649

Total bonds	734,126	787,028	10,076	713,465	63,487

Preferred stocks	34,657	36,455	-	36,455	-
Cash, cash equivalents, and short-term investments	13,790	13,790	13,790	-	-
Other invested assets*	19,854	21,813	-	4,070	17,743
Commercial mortgage loans	12,988	13,156	-	-	13,156
Policy loans	12,261	12,261	-	-	12,261
Separate accounts	749	749	-	749	-

Total financial assets	$828,425	$885,252	$23,866	$754,739	$106,647

Financial liabilities—annuities-deferred and without life contingencies	$527,237	$646,124	$-	$-	$646,124
Separate accounts	749	749	-	749	-

Total financial liabilities	$527,986	$646,873	$-	$749	$646,124

* Excludes limited partnership investments of $27,386 accounted for under the equity method.

	Carrying	Fair
December 31, 2018	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$41,732	$42,915	$18,993	$23,922	$-
State and political subdivisions	57,828	63,813	-	59,000	4,813
Foreign sovereign	3,143	2,953	-	2,953	-
Corporate securities	302,394	302,635	-	279,553	23,082
Residential mortgage-backed securities	69,013	70,189	-	70,189	-
Commercial mortgage-backed securities	82,374	82,918	-	82,918	-
Asset backed securities	119,117	121,772	-	98,501	23,271
Collateralized debt obligations	81,301	79,375	-	68,636	10,739

Total bonds	756,902	766,570	18,993	685,672	61,905

Preferred stocks	33,913	32,696	-	32,696	-
Cash, cash equivalents, and short-term investments	36,482	36,482	36,482	-	-
Other invested assets*	10,145	12,484	-	-	12,484
Policy loans	12,830	12,830	-	-	12,830
Separate accounts	619	619	-	619	-

Total financial assets	$850,891	$861,681	$55,475	$718,987	$87,219

Financial liabilities—annuities-deferred and without life contingencies	$535,315	$605,730	$-	$-	$605,730
Separate accounts	619	619	-	619	-

Total financial liabilities	$535,934	$606,349	$-	$619	$605,730

* Excludes limited partnership investments of $8,286 accounted for under the equity method to conform with the 2019 presentation of other invested assets.

We obtain our Level 3 fair value measurements from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are nonbinding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.

5.	REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,000.

The effect of reinsurance on life and accident & health premiums written and earned for the year ended December 31, 2019 and 2018, are as follows:

	2019	2018
	Written and	Written and
	Earned	Earned

Direct premiums	$45,132	$46,076

Assumed premiums—nonaffiliates	919	1,027

Ceded premiums:
Affiliates	(15,428)	(15,806)
Nonaffiliates	(19,648)	(19,115)

Total ceded premiums	(35,076)	(34,921)

Net premiums	$10,975	$12,182

The Company’s ceded reinsurance arrangements reduced certain other items in the accompanying statutory-basis financial statements by the following amounts:

	2019	2018

Benefits paid or provided:
Affiliates	$42,832	$38,969
Nonaffiliates	18,576	15,515

Total benefits paid or provided	$61,408	$54,484

Policy and contract liabilities:
Affiliates	$13,777	$11,091
Nonaffiliates	3,782	4,813

Total policy and contract liabilities	$17,559	$15,904

The inforce as of December 31, 2019 and 2018 is reduced by reinsurance arrangements ceded as follows:

	2019	2018

Inforce:
Affiliates	$2,588,605	$2,788,758
Nonaffiliates	4,672,084	5,070,440

Total inforce	$7,260,689	$7,859,198

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At December 31, 2019 and 2018, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	FEDERAL INCOME TAXES

WRAC, along with its life insurance subsidiaries, files a consolidated federal income tax return. Companies included in the consolidated return are as follows:

Wilton Reassurance Company

Wilton Reassurance Life Company of New York

Texas Life Insurance Company

Wilcac Life Insurance Company

Wilco Life Insurance Company

Redding Reassurance Company 3, LLC

The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon the separate return calculations with credit for net losses granted when utilized on a separate company basis or in consolidation.

Inter-company tax balances may be settled quarterly as the Company makes payments to, or receives payments from, WRAC for the amount the Company would have paid to, or received from, the Internal Revenue Service (IRS) had it not been a member of the consolidated tax group. The separate company provisions and payments are computed using the tax elections made by WRAC.

Pursuant to NY Circular Letter No. 1979-33 (December 20, 1979), in order to help assure the Company’s enforceable right to recoup federal income taxes in the event of future net losses, the Department has required that an escrow account consisting of assets eligible as an investment for the Company be established and maintained by its parent in an amount equal to the excess of the amount paid by the domestic insurer to the parent for federal income taxes over the actual payment made by the parent to the IRS. Escrow assets may be released to WRAC from the escrow account at such time as the permissible period for loss carrybacks has elapsed. The Company and WRAC established the required escrow agreement effective October 1, 2007. The escrow balance was $330 and $11,700 at December 31, 2019 and 2018, respectively.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2019			2018
	Ordinary	Capital	Total	Ordinary	Capital	Total

Gross deferred tax assets	$18,333	$3,361	$21,694	$17,562	$3,215	$20,777
Statutory valuation allowance	-	-	-	-	-	-

Adjusted gross deferred tax assets	18,333	3,361	21,694	17,562	3,215	20,777

Deferred tax asset nonadmitted	6,746	3,361	10,107	7,084	3,215	10,299

Subtotal net admitted deferred tax asset	11,587	-	11,587	10,478	-	10,478

Deferred tax liabilities	6,568	-	6,568	6,510	-	6,510

Net deferred tax asset (liability)	$5,019	$-	$5,019	$3,968	$-	$3,968

	Change During 2019
	Ordinary	Capital	Total

Gross deferred tax assets	$771	$146	$917
Statutory valuation allowance	-	-	-

Adjusted gross deferred tax assets	771	146	917

Deferred tax asset nonadmitted	(338)	146	(192)

Subtotal net admitted deferred tax asset	1,109		1,109

Deferred tax liabilities	58	-	58

Net deferred tax asset (liability)	$1,051	$-	$1,051

The amount of adjusted gross deferred tax assets admitted under SSAP No. 101 is as follows:

	2019			2018
	Ordinary	Capital	Total	Ordinary	Capital	Total

(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-	$-	$-	$-
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from	-	-	-	-	-	-
(a) above) after application of the threshold limitation	5,019	-	5,019	3,968	-	3,968
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	5,019	-	5,019	3,968	-	3,968
ii. Adjusted gross tax assets allowed per limitation threshold	-	-	14,724	-	-	14,412
(c)Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	6,568	-	6,568	6,510	-	6,510

Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$11,587	$-	$11,587	$10,478	$-	$10,478

	Change During 2019
	Ordinary	Capital	Total

a. Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-
b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a) above) after application of the threshold limitation	1,051	-	1,051
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	1,051	-	1,051
ii. Adjusted gross tax assets allowed per limitation threshold	XXX	XXX	312
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	58	-	58

d. Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$1,109	$-	$1,109

Other admissibility criteria are as follows:

Description	2019	2018

Ratio percentage used to determine recovery period and threshold limitation amount	761%	868%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in 2(b) above	$98,158	$96,079

The Company’s tax planning strategies do not include the use of reinsurance.

The Company does not currently employ tax planning strategies to recognize the admission of deferred tax assets.

There are no temporary differences for which a deferred tax liability has not been established.

Current income taxes incurred consist of the following:

	2019	2018

Current income tax expense	$3,388	$3,518
Return to provision true-up	174	398

Current income tax incurred on gain from operations	3,562	3,916

Current income tax expense on realized gains	947	54

Total current income tax expense	$4,509	$3,970

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2019	2018	Change	Character

Deferred tax assets:
Insurance reserves	$10,388	$11,139	$(751)	Ordinary
Net operating loss carryforwards		165	(165)	Ordinary
Deferred acquisition costs	5,350	4,607	743	Ordinary
Unamortized purchase costs	92	144	(52)	Ordinary
Deferred capital losses	3,361	3,215	146	Capital
Other	2,503	1,507	996	Ordinary

Total deferred tax assets	21,694	20,777	917

Non-admitted deferred tax assets	10,107	10,299	(192)

Admitted deferred tax assets	11,587	10,478	1,109

Deferred tax liabilities:
Premium receivable	408	408	-	Ordinary
Nonaccrual of market discount	6,160	6,102	58	Ordinary

Total deferred tax liabilities	6,568	6,510	58

Net admitted deferred tax asset	$5,019	$3,968	$1,051

The change in net deferred income taxes including the tax effect of unrealized gains consists of the following:

	2019	2018	Change

Total deferred tax assets	$21,694	$20,777	$917
Total deferred tax liabilities	6,568	6,510	58

Net deferred tax asset	$15,126	$14,267	$859

Tax effect on unrealized gains			138

Change in net deferred income tax			$997

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows:

	Year Ended December 31
	2019	2018

Provisions computed at statutory rate	$3,658	$2,661
IMR	188	(450)
Return to provision adjustment	11	161
Other	(345)	(311)

Total	$3,512	$2,060

Federal income tax incurred	$4,509	$3,970
Change in net deferred income taxes	(997)	(1,910)

Total statutory income taxes	$3,512	$2,060

At December 31, 2019, the Company has no operating or capital loss carryforwards.

The Tax Act eliminated the operating loss carryback for Life Insurance companies for losses realized after 2017. Prior year taxes are not available for recoupment in the event of future net losses.

The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2019 and 2018.

The 2016–2019 tax years are open and subject to examination by the IRS.

7.	CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019 and 2018, the Company exceeded the RBC requirements.

WRNY is subject to statutory regulations of the state of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY can pay dividends of $13,180 in 2020 without prior regulatory approval.

The Company paid dividends to its stockholder of $10,005 and $8,535 in 2019 and 2018, respectively.

8.	RELATED-PARTY TRANSACTIONS

Through the Services Agreement, Wilton Re Services provides certain accounting, actuarial and administrative services to the Company. Expenses incurred relating to this agreement amounted to $1,095 and $743 for the years ended December 31, 2019 and 2018, respectively.

The Company reported amounts payable to its affiliate, Wilton Re Services, of $404 and $339 at December 31, 2019 and 2018, respectively.

Under the Services Agreement, the Company incurs charges related to employee compensation which includes a Long-Term Incentive Program (LTIP). A vesting period of three to five years applies after which final unit values are determined based on actual performance. The Company has been allocated a share of the expense with the LTIP payable carried as a component of general expense due or accrued. Once the vesting period is complete and the LTIP awards are paid, the Company’s LTIP payable will be settled with Wilton Re Services. At December 31, 2019 and 2018, included within general expenses of the accompanying balance sheets – statutory-basis, is the Company’s payable of $10,791 and $5,741, respectively, resulting in incurred expenses of $5,050 and $3,051 for the years ended 2019 and 2018, respectively.

9.	COMMITMENTS AND CONTINGENCIES

Funding of Investments—The Company’s commitments to limited partnerships as of December 31, 2019, are presented in the following table:

	2019
	Commitment	Unfunded

Limited partnerships	$104,300	$78,234
Mortgage loans on real estate	-	-

Total	$104,300	$78,234

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties. The Company anticipates that the mortgage loans on real estate commitments will fund within 90 days.

Legal Proceedings—In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

10.	RESERVES

At December 31, 2019, the Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

A. Individual Annuities	2019
	Amount	Percent

Subject to discretionary withdrawal:

With fair value adjustment	$4,292	0.8%

At book value less current surrender charge of 5% or more	-	0.0
At fair value	194	0.0

Total with adjustment or at market value	4,486	0.8

At book value without adjustment (minimum or no charge or adjustment)	512,606	95.9
Not subject to discretionary withdrawal	17,417	3.3

Total annuity reserves and deposit fund liabilities—before reinsurance	534,509	100%

Less reinsurance ceded	2,625

Net annuity reserves and deposit fund liabilities	$531,884

B. Group Annuities	2019
	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0
At fair value	-	0.0

Total with adjustment or at market value		0.0

At book value without adjustment (minimum or no charge or adjustment)	471	100.0
Not subject to discretionary withdrawal	-	0.0

Total annuity reserves and deposit fund liabilities—before reinsurance	471	100%

Less reinsurance ceded	-

Net annuity reserves and deposit fund liabilities	$471

C. Deposit- Type Contracts (No Life Contingencies)	2019
	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0
At fair value	-	0.0

Total with adjustment or at market value		0.0

At book value without adjustment (minimum or no charge or adjustment)		0.0
Not subject to discretionary withdrawal	11,327	100.0

Total annuity reserves and deposit fund liabilities—before reinsurance	11,327	100%

Less reinsurance ceded	1,256

Net annuity reserves and deposit fund liabilities	$10,071

Of the total net annuity reserves and deposit fund liabilities of $542,426 at December 31, 2019, $542,232 is included in the general account and $194 is included in the separate account.

At December 31, 2019, the Company’s life reserves that are subject to discretionary withdrawal, surrender values, or policy loans and not subject to discretionary withdrawal or no cash value provisions are summarized as follows:

						Separate Account
			General Account			Guaranteed and Nonguaranteed
			Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

A.	Subject to discretionary withdrawal, surrender value, or policy loans:
	(1)	Term Policies with Cash Value	$-	$21,380	$37,720	$-	$-	$-
	(2)	Universal Life	304,084	300,958	312,700	-	-	-
	(3)	Universal Life with Secondary Guarantees	40,194	36,484	46,131	-	-	-
	(4)	Indexed Universal Life	-	-	-	-	-	-
	(5)	Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
	(6)	Indexed Life	-	-	-	-	-	-
	(7)	Other Permanent Cash Value Life Insurance	-	7,898	10,463	-	-	-
	(8)	Variable Life	-	-	-	-	-	-
	(9)	Variable Universal Life	-	-	-	490	490	490
	(10)	Miscellaneous Reserves	-	-	-	-	-	-
B.	Not subject to discretionary withdrawal or no cash values:
	(1)	Term policies without Cash Value	XXX	XXX	72,536	XXX	XXX	-
	(2)	Accidental Death Benefits	XXX	XXX	39	XXX	XXX	-
	(3)	Disability - Active Lives	XXX	XXX	2,943	XXX	XXX	-
	(4)	Disability - Disabled Lives	XXX	XXX	6,208	XXX	XXX	-
	(5)	Miscellaneous Reserves	XXX	XXX	153,284	XXX	XXX	-
C.	Total (gross: direct + assumed)		344,278	366,719	642,023	490	490	490
D.	Reinsurance ceded		247,591	254,251	465,765	-	-	-
E.	Total (net) (C) - (D)		96,687	112,468	176,258	490	490	490

11.	PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 are as follows:

	2019		2018
		Net of		Net of
	Gross	Loading	Gross	Loading

Ordinary renewal	$1,569	$1,569	$1,592	$1,592

12.	SUBSEQUENT EVENTS

COVID-19

As a result of the spread of COVID-19 globally, the World Health Organization declared a global emergency on January 30, 2020. The COVID-19 pandemic could have a material adverse effect on global, national and local economies, as well as the Company. The extent to which COVID-19 impacts the Company’s results will depend on future developments.

Other than COVID-19, there have been no other events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through April 14, 2020, the date the statutory-basis financial statements were available to be issued.

* * * * * *

Wilton Reassurance Life

Company of New York

Statutory-Basis Financial Statements

as of June 30, 2021 (unaudited) and December 31, 2020, and

for the Six Months Ended June 30, 2021 and June 30, 2020 (unaudited)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS BALANCE SHEETS

AS OF JUNE 30, 2021 (unaudited) AND DECEMBER 31, 2020

(Amounts in thousands of US Dollars, except share amounts)

	2021	2020
Admitted Assets
Cash and invested assets:
Bonds	$658,566	$682,887
Preferred stocks	43,690	38,792
Common stocks	3,832	595
Mortgage loans on real estate	15,121	15,363
Cash, cash equivalents, and short-term investments	16,264	15,886
Policy loans	11,283	11,676
Other invested assets	112,045	81,337

Total cash and invested assets	860,801	846,536
Accrued investment income	5,359	5,516
Deferred and uncollected life premium, net of loading of $0 and $0 at June 30, 2021 and December 31, 2020, respectively	531	1,493
Reinsurance recoverable	11,577	13,392
Net deferred tax assets	3,995	5,366
Other assets	1,901	1,662
Separate account assets	964	964

Total admitted assets	$885,128	$874,928

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$710,459	$720,072
Policy and contract claims	16,067	12,964
Policyholders’ funds	10,958	10,545

Total policy and contract liabilities	737,484	743,581

Other amounts payable on reinsurance	237	706
Interest maintenance reserve	11,210	10,591
Commissions and expense allowances on reinsurance assumed	(109)	(105)
Accounts payable and general expenses due and accrued	10,696	11,700
Current federal income taxes payable	1,118	666
Amounts withheld or retained by company as agent or trustee	652	638
Remittances not allocated	2,227	2,971
Asset valuation reserve	19,666	14,691
Reinsurance in unauthorized and certified companies	3,406	2,220
Funds held under reinsurance treaties	7,470	2,940
Payable to parent and affiliates	707	539
Payable for securities	1,108	-
Other liabilities	1,586	1,606
Separate account liabilities	964	964

Total liabilities	798,422	793,706

Capital and surplus
Common stock, $4.55 par value, 1,100,000 shares authorized; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	12,657	7,173

Total capital and surplus	86,706	81,222

Total liabilities and capital and surplus	$885,128	$874,928

See accompanying notes to the statutory-basis financial statements (unaudited)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands of US Dollars)

	2021	2020
Premiums and other revenues
Life and annuity premiums	$4,705	$5,870
Considerations for supplementary contracts with life contingencies	1,080	698
Net investment income	24,688	19,929
Amortization of interest maintenance reserve	888	816
Commissions & expense allowances on reinsurance ceded	622	430
Other revenues - net	(65)	(70)

Total premiums and other revenues	31,918	27,673

Benefits paid or provided
Death benefit	4,716	7,501
Annuity benefit	9,023	8,174
Surrender benefit and withdrawals	10,227	12,833
Payment on supplementary contracts with life contingencies	769	751
Interest and adjustments on contract or deposit-type contract funds	(220)	80
Changes in life, annuity and accident & health reserves	(9,613)	(8,667)
Other benefits	311	226

Total benefits paid or provided	15,213	20,898

Insurance expenses and other
Commissions and expenses allowances	349	188
General insurance expenses	4,374	5,589
Insurance taxes, licenses & fees	943	553
Net transfer to or (from) separate accounts	5	(19)
Other	(5)	417

Total insurance expenses and other	5,666	6,728

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	11,039	47
Income tax expenses (benefits)	843	(544)

Gain (Loss) from operations before net realized capital gains (losses)	10,196	591
Realized capital gains (losses)	381	(140)

Net gain (loss) from operations	10,577	451

See accompanying notes to statutory-basis financial statements (unaudited)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(Amounts in thousands of US Dollars)

	Common Stock	Paid-In Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus

Balance - December 31, 2019	$2,503	$71,546	$29,128	$103,177

Net gain	-	-	451	451
Change in net unrealized capital gains (losses)	-	-	(1,719)	(1,719)
Change in net deferred income tax	-	-	(48)	(48)
Change in nonadmitted assets	-	-	(975)	(975)
Change in liability for reinsurance in unauthorized and certified companies	-	-	(210)	(210)
Change in asset valuation reserve	-	-	(1,393)	(1,393)

Net change in surplus for the period	-	-	(3,894)	(3,894)

Balance - June 30, 2020	$2,503	$71,546	$25,234	$99,283

Balance - December 31, 2020	$2,503	$71,546	$7,173	$81,222

Net gain	-	-	10,577	10,577
Change in net unrealized capital gains (losses)	-	-	2,277	2,277
Change in net deferred income tax	-	-	(493)	(493)
Change in nonadmitted assets	-	-	(716)	(716)
Change in liability for reinsurance in unauthorized and certified companies	-	-	(1,186)	(1,186)
Change in asset valuation reserve	-	-	(4,975)	(4,975)

Net change in surplus for the period	-	-	5,484	5,484

Balance - June 30, 2021	$2,503	$71,546	$12,657	$86,706

See accompanying note to the statutory-basis financial statements.

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENT OF CASH FLOWS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(Amounts in thousands of US Dollars)

	2021	2020
Operating activities
Premiums collected net of reinsurance	$6,749	$6,960
Net investment income	23,381	20,026
Miscellaneous income received	3,879	481
Benefit and losses paid	(24,126)	(26,469)
Net transfers from (to) separate accounts	(5)	19
Commissions and expenses paid	(6,395)	(9,651)
Federal income taxes received (paid)	(1,692)	(2,090)

Net cash provided by (used in) operating activities	1,791	(10,724)

Investing activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	74,060	84,428
Stocks	10,282	10,645
Mortgage loans on real estate	241	260
Other invested assets	8,313	9,110
Miscellaneous proceeds	1,108	-

Total investment proceeds	94,004	104,443

Costs of investment acquired:
Bonds	46,451	58,168
Stocks	17,446	15,188
Mortgage loans on real estate	-	2,900
Other invested assets	35,867	21,964
Miscellaneous proceeds	303	1,204

Total costs of investment acquired	100,067	99,424

Increase (decrease) in policy loans	370	385

Net cash provided by (used in) investing activities	(5,693)	5,404

Financing and miscellaneous activities
Net inflow (withdrawal) on deposit type contracts	413	(1)
Other cash provided (applied)	3,867	5,601

Net cash provided by (used in) financing activities	4,280	5,600

Net increase (decrease) in cash, cash equivalents and short-term investments	378	280
Beginning of period	15,886	13,790

End of period	$16,264	$14,070

See accompanying notes to the statutory-basis financial statements (unaudited)

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Wilton Reassurance Life Company of New York

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (unaudited)

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2021 and June 30, 2020

(Amounts in thousands of US Dollar)

1.	Nature of Operations and Basis of Presentation

Organization

Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

Basis of Presentation

The unaudited financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP). These interim statutory-basis financial statements do not include all of the information and footnotes required for complete financial statements and should be read in conjunction with the Company’s audited statutory-basis financial statements for the year ended December 31, 2020.

In the opinion of management, all adjustments, including normal recurring adjustments necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

2.	Prescribed and Permitted Statutory Practices

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory basis financial statements.

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The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. The Department’s Insurance Regulation 172 requires the Company to record a write-in asset of $856 and $889 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy as of June 30, 2021 and 2020, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income for six months ended June 30, 2021 and June 30, 2020, and capital and surplus as of June 30, 2021 and 2020, between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2021	2020
Net gain (loss)
Net gain (loss), State of New York basis	$10,577	$451
State prescribed practices (income)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	-	-
State permitted practices (income)	-	-

Net gain (loss), NAIC SAP	$10,577	$451

Statutory capital and surplus
Statutory capital and surplus, State of New York basis	$86,706	$99,283
State prescribed practices (surplus)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(856)	(889)
State permitted practices (surplus)	-	-

Statutory capital and surplus, NAIC SAP	$85,850	$98,394

The Company’s shareholder’s equity determined in accordance with GAAP as of June 30, 2021 and December 31, 2020 was $267,182 and $253,319, respectively. The Company’s net income (loss) determined in accordance with GAAP for the six months ended June 30, 2021 and June 30, 2020 was $13,864 and ($13,118), respectively.

3.	Investments

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred stocks and common stocks are summarized as:

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	Carrying	Gross Unrealized		Fair
At June 30, 2021	Value	Gains	Losses	Value

U.S. government and agencies	$24,189	$4,307	$-	$28,496
State and political subdivisions	45,091	12,185	-	57,276
Foreign sovereign	1,000	124	-	1,124
Corporate securities	280,322	33,824	(1,073)	313,073
Residential mortgage-backed securities	32,748	3,636	(44)	36,340
Commercial mortgage-backed securities	54,135	6,536	(94)	60,577
Asset backed securities	83,575	6,035	(1,449)	88,161
Collateralized debt obligations	137,506	4,909	(3,652)	138,763

Total bonds	658,566	71,556	(6,312)	723,810

Preferred stocks	43,690	3,522	(47)	47,165
Common stocks	3,832	3	(3)	3,832

Total bonds and stocks	$706,088	$75,081	$(6,362)	$774,807

	Carrying	Gross Unrealized		Fair
At December 31, 2020	Value	Gains	Losses	Value

U.S. government and agencies	$25,508	$5,327	$-	$30,835
State and political subdivisions	45,130	12,865	-	57,995
Foreign sovereign	1,000	148	-	1,148
Corporate securities	287,099	38,927	(1,491)	324,535
Residential mortgage-backed securities	38,816	4,600	(56)	43,360
Commercial mortgage-backed securities	54,892	6,992	(132)	61,752
Asset backed securities	92,381	6,915	(2,239)	97,057
Collateralized debt obligations	138,061	909	(9,222)	129,748

Total bonds	682,887	76,683	(13,140)	746,430

Preferred stocks	38,792	3,029	(109)	41,712
Common stocks	595	-	-	595

Total bonds and stocks	$722,274	$79,712	$(13,249)	$788,737

On June 30, 2021 and December 31, 2020, included within cash and invested assets, cash, and bonds with an admitted asset value of $8,956 and $8,944, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds, preferred stocks, and common stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

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	Less Than 12 Months		12 Months or More		Total
At June 30, 2021	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	$8,122	$(418)	$10,117	$(655)	$18,239	$(1,073)
Residential mortgage-backed securities	122	(44)	-	-	122	(44)
Commercial mortgage-backed securities	13		109	(94)	122	(94)
Asset backed securities	12,667	(96)	12,419	(1,353)	25,086	(1,449)
Collateralized debt obligations	16,387	(221)	53,485	(3,431)	69,872	(3,652)

Total bonds	37,311	(779)	76,130	(5,533)	113,441	(6,312)
Preferred stocks	2,225	(37)	139	(10)	2,364	(47)
Common stocks	592	(3)	-	-	592	(3)

Total bonds and stocks	$40,128	$(819)	$76,269	$(5,543)	$116,397	$(6,362)

	Less Than 12 Months		12 Months or More		Total
At December 31, 2020	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	$15,475	$(747)	$6,610	$(744)	$22,085	$(1,491)
Residential mortgage-backed securities	389	(56)	-	-	389	(56)
Commercial mortgage-backed securities	2,950	(53)	125	(79)	3,075	(132)
Asset backed securities	29,143	(1,693)	1,899	(546)	31,042	(2,239)
Collateralized debt obligations	36,811	(1,693)	63,144	(7,529)	99,955	(9,222)

Total bonds	84,768	(4,242)	71,778	(8,898)	156,546	(13,140)

Preferred stocks	3,271	(103)	169	(6)	3,440	(109)

Total bonds and stocks	$88,039	$(4,345)	$71,947	$(8,904)	$159,986	$(13,249)

The Company recognized $0 and $23 of other-than-temporary impairments for the six months ended June 30, 2021 and June 30, 2020, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds as of June 30, 2021, by contractual maturity, is as follows:

	Carrying Value	Fair Value
Years to maturity:
0–1 year	$679	$681
1–5 years	66,838	71,533
5–10 years	48,757	56,003
10–20 years	73,123	88,995
over 20 years	161,205	182,757
Residential Mortgage-Backed Securities	32,748	36,340
Commercial Mortgage-Backed Securities	54,135	60,577
Asset-backed securities	83,575	88,161
Collateralized debt obligations	137,506	138,763

Total	$658,566	$723,810

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The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate

The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of June 30, 2021, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Carrying Value	% of Total

Texas	62.9%
South Carolina	19.2%
North Carolina	17.9%

The types of properties collateralizing the CMLs as of June 30, 2021, are as follows:

Percentage of Loan Portfolio Carrying Value	% of Total

Industrial	49.4%
Retail	19.2
Multi-family	17.8
Lodging	13.6

Total	100.0%

The maximum percentage of any one loan to the value of security at June 30, 2021, exclusive of insured, guaranteed, or purchase money mortgages, was 62.5%.

The contractual maturities of the CML portfolio as of June 30, 2021, are as follows:

	Carrying Value	Percent
2021	$-	-%
2022	-	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	15,121	100.0

Total	$15,121	100.0%

As of June 30, 2021, the Company’s mortgage loan balances are classified as current.

Net Investment Income

Major categories of the Company’s net investment income are summarized as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Income:
Bonds	$16,678	$17,101
Preferred stocks	1,175	1,129
Commercial mortgage loans	270	253
Policy loans	481	539
Other invested assets	7,389	2,013
Short-term investments and cash	14	70

Total investment income	26,077	21,175

Expenses:
Investment expenses	1,115	1,046
Interest on funds held under reinsurance treaties	204	130

Total investment expenses	1,319	1,176

Net investment income	$24,758	$19,999

Realized Gains and Losses

The capital gains and losses from investments in bonds, preferred stocks, common stocks, and other invested assets, and the related impact of income taxes and amounts transferred to interest maintenance reserves (IMR), are as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Bonds:

Gross realized capital gains on sales	$2,305	$2,389

Gross realized capital losses on sales	(337)	(1,115)

Net realized capital gains on sales	1,968	1,274

Preferred stocks:

Gross realized capital gains on sales	242	649

Gross realized capital losses on sales	(133)	(219)

Net realized capital gains on sales	109	430

Common stocks:

Gross realized capital gains on sales	1,114	-

Other invested assets:
Gross realized capital losses on sales	-	(1)
Impairments on other invested assets	-	(23)

Total other invested assets	-	(24)

Realized capital gains before federal income taxes and transfer to IMR	3,191	1,680

Amount transferred to IMR	(1,507)	(1,324)
Federal income tax expense	(1,303)	(496)

Net realized capital gains (losses)	$381	$(140)

4.	Fair Values

Fair value of financial assets and liabilities are categorized as follows:

Level 1

Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury securities and non-interest-bearing cash.

Level 2

Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3

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Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the statutory-basis balance sheets.

The carrying value and fair value of the Company’s financial instruments as of June 30, 2021 and December 31, 2020 were as follows:

June 30, 2021	Carrying Value	Fair Value	Level 1	Level 2	Level 3

U.S. government and agencies	$24,189	$28,496	$10,007	$18,489	$-
State and political subdivisions	45,091	57,276	-	51,536	5,740
Foreign sovereign	1,000	1,124	-	1,124	-
Corporate securities	280,322	313,073	-	285,010	28,063
Residential mortgage-backed securities	32,748	36,340	-	36,340	-
Commercial mortgage-backed securities	54,135	60,577	-	60,577	-
Asset backed securities	83,575	88,161	-	66,422	21,739
Collateralized debt obligations	137,506	138,763	-	130,449	8,314

Total bonds	658,566	723,810	10,007	649,947	63,856

Preferred stocks	43,690	47,165	-	47,165	-
Common stock	3,832	3,832	-	-	3,832
Cash, cash equivalents, and short-term investments	16,264	16,264	16,264	-	-
Other invested assets*	21,994	27,865	-	16,011	11,854
Commercial mortgage loans	15,121	15,864	-	-	15,864
Policy loans	11,283	11,577	-	-	11,577
Separate accounts	964	964	-	964	-

Total financial assets	$771,714	$847,341	$26,271	$714,087	$106,983

Financial liabilities—annuities-deferred and without life contingencies	$517,312	$690,908	$-	$690,908	$-
Separate accounts	964	964	-	964	-

Total financial liabilities	$518,276	$691,872	$-	$691,872	$-

* Excludes limited partnership investments of $90,051 accounted for under the equity method.

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	Carrying	Fair
December 31, 2020	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$25,508	$30,835	$10,370	$20,465	$-
State and political subdivisions	45,130	57,995	-	52,180	5,815
Foreign sovereign	1,000	1,148	-	1,148	-
Corporate securities	287,099	324,535	-	294,225	30,310
Residential mortgage-backed securities	38,816	43,360	-	43,360	-
Commercial mortgage-backed securities	54,892	61,752	-	61,752	-
Asset backed securities	92,381	97,057	-	73,232	23,825
Collateralized debt obligations	138,061	129,748	-	118,982	10,766

Total bonds	682,887	746,430	10,370	665,344	70,716

Preferred stocks	38,792	41,712	-	41,712	-
Common stock	595	595	-	-	595
Cash, cash equivalents, and short-term investments	15,886	15,886	15,886	-	-
Other invested assets*	21,916	27,534	-	16,342	11,192
Commercial mortgage loans	15,363	16,012	-	-	16,012
Policy loans	11,676	11,676	-	-	11,676
Separate accounts	964	964	-	964	-

Total financial assets	$788,079	$860,809	$26,256	$724,362	$110,191

Financial liabilities—annuities-deferred and without life contingencies	$521,900	$735,855	$-	$-	$735,855
Separate accounts	964	964	-	964	-

Total financial liabilities	$522,864	$736,819	$-	$964	$735,855

* Excludes limited partnership investments of $59,421 accounted for under the equity method.

5.	Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,500.

The effect of reinsurance on life and accident and health premiums written and earned for the six months ended June 30, 2021 and June 30, 2020, are as follows:

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	2021	2020

Direct premiums	$21,673	$22,976
Assumed premiums	(444)	476
Ceded premiums:
Affiliates	(7,885)	(8,107)
Non-affiliates	(8,639)	(9,475)

Net premiums	$4,705	$5,870

The Company’s ceded reinsurance arrangements reduced certain other items in the statutory-basis financial statements for the six months ended June 30, 2021 and June 30, 2020, and as of June 30, 2021 and December 31, 2020, by the following amounts:

June 30	2021	2020

Benefits paid or provided:
Affiliates	$32,529	$29,071
Nonaffiliates	22,330	15,286

Total benefits paid or provided	$54,859	$44,357

June 30 and December 31
Policy and contract liabilities:
Affiliates	$6,587	$7,210
Nonaffiliates	9,378	6,447

Total policy and contract liabilities	$15,965	$13,657

The inforce as of June 30, 2021 and December 31, 2020 is reduced by reinsurance arrangements ceded as follows:

	2021	2020

Inforce:
Affiliates	$2,280,151	$2,401,757
Nonaffiliates	3,747,110	4,259,001

Total inforce	$6,027,261	$6,660,758

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At June 30, 2021 and December 31, 2020, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	Federal Income Taxes

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Provisions computed at statutory rate	$2,672	$84
IMR	130	107
Other	(165)	(193)

Total	$2,637	$(2)

Federal income tax incurred	$2,144	$(50)
Change in net deferred income taxes	493	48

Total statutory income taxes	$2,637	$(2)

7.	Capital and Surplus

WRNY is subject to statutory regulations of the State of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY cannot pay dividends in 2021 without prior regulatory approval.

The Company paid no dividends to its stockholder in 2020 or year to date June 30, 2021.

8.	Commitments and Contingencies

Funding of Investments

The company has committed to investing in several limited partnerships and joint ventures. As of June 30, 2021, the company has committed $208,880 for investment and $130,140 remains unfunded.

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties.

Legal Proceedings

In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

9.	Subsequent Events

Effective October 1, 2021, WRAC acquired Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company. It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into the Company, with the Company being the surviving company to the merger.

There have been no other events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through October 29, 2021, the date the statutory-basis financial statements were available to be issued.

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Wilton Reassurance Life Company

of New York

Statutory-Basis Combined Financial Information (unaudited)

as of June 30, 2021,

for the Year Ended December 31, 2020, and

for the Six Months Ended June 30, 2021

Statutory-Basis Pro forma Financial Information (unaudited)

as of June 30, 2021, and

for the Year Ended December 31, 2020, and

for the Six Months Ended June 30, 2021

UNAUDITED COMBINED PRO FORMA FINANCIAL INFORMATION

(Amounts in thousands of US Dollars)

On March 29, 2021, Wilton Reassurance Company (WRAC) entered into a Stock Purchase Agreement (ALICNY Purchase Agreement) with Allstate Life Insurance Company (ALIC), Allstate Insurance Company (AIC), Allstate Financial Insurance Holdings Corporation (AFIHC), and Allstate Insurance Holdings, LLC (AIH) to acquire the Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company (Intramerica), a wholly owned subsidiary of AFIHC. On October 1, 2021, WRAC paid a purchase price of $400,247 in cash (the Purchase Price1, and such acquisition, the Acquisition). Under the terms of the ALICNY Purchase Agreement, prior to the consummation of the sale of the ALICNY, Allstate effectuated a share issuance, whereby ALICNY issued to AIH additional shares of common stock of ALICNY and AIH contributed to ALICNY $660,000 in cash. These transactions, which were subject to regulatory approvals, were the consummation of certain pre-sale restructuring and reinsurance transactions and other customary closing conditions closed on October 1, 2021.

It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into Wilton Reassurance Life Company of New York (WRNY), a wholly owned subsidiary of WRAC, with WRNY being the surviving company to the merger (such merger was subject to a regulatory approval that has been received).

The following unaudited pro forma and combined historical financial information of WRNY, ALICNY, and Intramerica is presented to illustrate the estimated effects of the Acquisition and certain other related transactions and adjustments described below (collectively, Adjustments or Transaction Accounting Adjustments), and has been prepared in conformity with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP).

The unaudited pro forma and combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on January 1, 2020. The unaudited pro forma and combined balance sheet as of June 30, 2021 combines the historical balance sheets of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on June 30, 2021. We refer to these unaudited pro forma and combined statements of operations and unaudited pro forma and combined balance sheets as the “pro forma financial information.”

In accordance with Regulation S-X Article 11, Intramerica was determined to be an insignificant subsidiary, thus June 30, 2021, and December 31, 2020 financial statements for Intramerica are not included in this registration statement. Intramerica financial information is included in the pro forma financial information.

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of WRNY and ALICNY:

•

Audited annual statutory financial statements of WRNY and ALICNY as of and for the year ended December 31, 2020 and the related notes, filed with the New York Department of Financial Services (the Department) and included in this registration statement; and,

•	Unaudited statutory financial statements of WRNY and ALICNY as of and for the six months ended June 30, 2021, and the related notes, included in this registration statement.

1 The Purchase Price is subject to a customary post-closing review and adjustment mechanism pursuant to the terms of the definitive agreements that govern the Acquisition.

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The pro forma financial information has been prepared by WRNY for illustrative and informational purposes only in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the U.S. Securities and Exchange Commission (the SEC) on May 21, 2020 (Article 11). The pro forma financial information is based on various adjustments and assumptions and is not necessarily indicative of what WRNY’s combined statements of operations or combined balance sheet actually would have been had the Acquisition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial statements do not purport to project the future financial position or operating results of WRNY following the completion of the Acquisition.

The pro forma Adjustments are preliminary, based upon available information and prepared solely for the purpose of this pro forma financial information.

The pro forma financial information reflects pro forma adjustments WRNY believes are necessary to present fairly WRNY’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions WRNY believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Acquisition, and reflective of adjustments necessary to report WRNY’s financial condition and results of operations as if WRNY completed the Acquisition as of the dates indicated.

The pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Acquisition. As a result of displaying amounts in thousands, rounding differences may exist in the tables below.

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS BALANCE SHEETS (unaudited)

COMBINED AS OF JUNE 30, 2021

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Admitted Assets
Cash and invested assets:
Bonds	$658,566	$4,415,100	$13,170	$5,086,836
Preferred stocks	43,690	1,848	-	45,537
Common stocks	3,832	162,702	-	166,534
Mortgage loans on real estate	15,121	534,362	-	549,483
Cash, cash equivalents, and short-term investments	16,264	53,050	1,613	70,926
Policy loans	11,283	36,724	-	48,007
Other invested assets	112,045	367,255	399	479,699

Total cash and invested assets	860,801	5,571,041	15,182	6,447,024

Accrued investment income	5,359	44,413	154	49,926
Deferred and uncollected life premium	531	26,980	-	27,511
Reinsurance recoverable	11,577	8,283	-	19,861
Net deferred tax assets	3,995	31,873	52	35,921
Other assets	1,901	37,806	19	39,726
Separate account assets	964	423,113	23,889	447,965

Total admitted assets	$885,128	$6,143,509	$39,297	$7,067,933

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$710,459	$4,511,844	$3,687	$5,225,990
Policy and contract claims	16,046	22,232	1	38,279
Policyholders’ funds	10,958	295,465	-	306,423

Total policy and contract liabilities	737,463	4,829,541	3,688	5,570,693

Other amounts payable on reinsurance	237	-	-	237
Interest maintenance reserve	11,210	11,644	-	22,854
Commissions and expense allowances on reinsurance assumed	(109)	15	-	(95)
Accounts payable and general expenses due and accrued	10,696	1,363	14	12,072
Current federal income taxes payable	1,118	12,973	36	14,128
Amounts withheld or retained by company as agent or trustee	652	-	-	652
Remittances not allocated	2,227	994	14	3,235
Asset valuation reserve	19,666	143,327	42	163,036
Reinsurance in unauthorized and certified companies	3,406	-	-	3,406
Funds held under reinsurance treaties	7,470	-	-	7,470
Payable to parent and affiliates	707	4,188	13	4,907
Payable for securities	1,108	43,388	747	45,243
Other liabilities	1,607	28,231	10	29,848
Separate account liabilities	964	423,113	23,889	447,965

Total liabilities	798,422	5,498,777	28,453	6,325,652

Capital and surplus
Common stock	2,503	2,500	2,100	7,103
Paid-in surplus	71,546	131,253	700	203,500
Unassigned surplus	12,657	510,978	8,044	531,679

Total capital and surplus	86,706	644,732	10,844	742,281

Total liabilities and shareholder’s equity	$885,128	$6,143,509	$39,297	$7,067,933

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA BALANCE SHEET (unaudited)

AS OF JUNE 30, 2021

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma
Admitted Assets
Cash and invested assets:
Bonds	$5,086,836	$(19,400)	$-	$5,067,436
Preferred stocks	45,537	-	-	45,537
Common stocks	166,534	-	-	166,534
Mortgage loans on real estate	549,483	-	-	549,483
Cash, cash equivalents, and short-term investments	70,926	659,300	(467,800)	262,426
Policy loans	48,007	(1,000)	-	47,007
Other invested assets	479,699	-	-	479,699

Total cash and invested assets	6,447,024	638,900	(467,800)	6,618,124

Accrued investment income	49,926	-	-	49,926
Deferred and uncollected life premium	27,511	(1,300)	-	26,211
Reinsurance recoverable	19,861	-	-	19,861
Net deferred tax assets	35,921	(1,100)	-	34,821
Other assets	39,726	-	-	39,726
Separate account assets	447,965	-	-	447,965

Total admitted assets	$7,067,933	$636,500	$(467,800)	$7,236,633

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$5,225,990	$1,267,900	$(4,376,800)	$2,117,090
Policy and contract claims	38,279	(4,600)	-	33,679
Policyholders’ funds	306,423	-	-	306,423

Total policy and contract liabilities	5,570,693	1,263,300	(4,376,800)	2,457,193

Other amounts payable on reinsurance	237	(400)	-	(163)
Interest maintenance reserve	22,854	(100)	-	22,754
Commissions and expense allowances on reinsurance assumed	(95)	-	-	(95)
Accounts payable and general expenses due and accrued	12,072	-	-	12,072
Current federal income taxes payable	14,128	1,600	(367,800)	(352,072)
Amounts withheld or retained by company as agent or trustee	652	-	-	652
Remittances not allocated	3,235	(100)	-	3,135
Asset valuation reserve	163,036	-	(84,700)	78,336
Reinsurance in unauthorized and certified companies	3,406	-	-	3,406
Funds held under reinsurance treaties	7,470	-	4,122,700	4,130,170
Payable to parent and affiliates	4,907	-	-	4,907
Payable for securities	45,243	-	-	45,243
Other liabilities	29,848	-	-	29,848
Separate account liabilities	447,965	-	-	447,965

Total liabilities	6,325,652	1,264,300	(706,600)	6,883,352

Capital and surplus
Common stock	7,103	-	-	7,103
Paid-in surplus	203,500	660,000	(538,000)	325,500
Unassigned surplus	531,679	(1,287,800)	776,800	20,679

Total capital and surplus	742,281	(627,800)	238,800	353,281

Total liabilities and shareholder’s equity	$7,067,933	$636,500	$(467,800)	$7,236,633

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

COMBINED FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Premiums and other revenues
Life and annuity premiums	$10,578	$170,685	$3	$181,266
Considerations for supplementary contracts with life contingencies	1,014	-	-	1,014
Net investment income	42,217	265,739	450	308,405
Amortization of interest maintenance reserve	1,805	6,257	(4)	8,058
Commissions & expense allowances on reinsurance ceded	934	2,212	-	3,145
Other revenues - net	(329)	(21,107)	141	(21,294)

Total premiums and other revenues	56,218	423,786	591	480,594

Benefits paid or provided
Death benefit	12,172	90,551	-	102,724
Annuity benefit	12,552	151,598	461	164,610
Surrender benefit and withdrawals	22,187	86,405	1,560	110,152
Payment on supplementary contracts with life contingencies	1,404	0	-	1,404
Interest and adjustments on contract or deposit-type contract funds	(417)	18,705	-	18,288
Changes in life, annuity and accident & health reserves	7,225	90,091	(474)	96,843
Other benefits	234	12,936	-	13,170

Total benefits paid or provided	55,359	450,286	1,546	507,191

Insurance expenses and other
Commissions and expenses allowances	352	11,035	-	11,387
General insurance expenses	10,407	30,361	129	40,897
Insurance taxes, licenses & fees	1,217	7,248	54	8,518
Net transfer to or (from) separate accounts	(4)	(35,702)	(1,399)	(37,106)
Other	393	151	0	544

Total insurance expenses and other	12,365	13,093	(1,217)	24,241

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	(11,506)	(39,593)	261	(50,838)

Income tax expenses (benefits)	(646)	9,383	50	8,787

Gain (Loss) from operations before net realized capital gains (losses)	(10,860)	(48,976)	211	(59,624)

Realized capital gains (losses)	(846)	(17,092)	-	(17,937)

Net gain (loss) from operations	$(11,706)	$(66,067)	$211	$(77,562)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

COMBINED FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Premiums and other revenues
Life and annuity premiums	$4,705	$83,871	$2	$88,578
Considerations for supplementary contracts with life contingencies	1,080	-	-	1,080
Net investment income	24,688	126,866	226	151,780
Amortization of interest maintenance reserve	888	2,734	0	3,622
Commissions & expense allowances on reinsurance ceded	622	1,149	-	1,770
Other revenues - net	(65)	(23,097)	80	(23,083)

Total premiums and other revenues	31,917	191,522	308	223,747

Benefits paid or provided
Death benefit	4,716	51,403	-	56,119
Annuity benefit	9,023	68,365	280	77,668
Surrender benefit and withdrawals	10,227	42,059	472	52,758
Payment on supplementary contracts with life contingencies	769	0	-	769
Interest and adjustments on contract or deposit-type contract funds	(220)	7,842	-	7,622
Changes in life, annuity and accident & health reserves	(9,613)	(24,560)	323	(33,850)
Other benefits	311	6,661	-	6,972

Total benefits paid or provided	15,213	151,770	1,074	168,057

Insurance expenses and other
Commissions and expenses allowances	349	5,513	-	5,862
General insurance expenses	4,374	13,618	56	18,048
Insurance taxes, licenses & fees	943	3,234	43	4,220
Net transfer to or (from) separate accounts	5	(28,024)	(1,010)	(29,028)
Other	(5)	113	(0)	109

Total insurance expenses and other	5,666	(5,546)	(911)	(790)

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	11,038	45,298	145	56,480

Income tax expenses (benefits)	841	7,742	15	8,598

Gain (Loss) from operations before net realized capital gains (losses)	10,196	37,556	130	47,882

Realized capital gains (losses)	381	47,327	-	47,708

Net gain (loss) from operations	$10,577	$84,882	$130	$95,589

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA STATEMENT OF OPERATIONS (unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma

Premiums and other revenues
Life and annuity premiums	$181,266	-	(77,920)	$103,977
Considerations for supplementary contracts with life contingencies	1,014	-	-	1,014
Net investment income	308,405	-	-	308,405
Amortization of interest maintenance reserve	8,058	-	-	8,058
Commissions & expense allowances on reinsurance ceded	3,145	-	-	3,145
Other revenues - net	(21,294)	-	(175,075)	(196,369)

Total premiums and other revenues	480,594	-	(252,365)	228,230

Benefits paid or provided
Death benefit	102,724	-	(45,731)	56,993
Annuity benefit	164,610	-	(104,942)	59,668
Surrender benefit and withdrawals	110,152	-	(11,009)	99,143
Payment on supplementary contracts with life contingencies	1,404	-	-	1,404
Interest and adjustments on contract or deposit-type contract funds	18,288	-	-	18,288
Changes in life, annuity and accident & health reserves	96,843	-	(147,237)	(50,394)
Other benefits	13,170	-	-	13,170

Total benefits paid or provided	507,191	-	(308,918)	198,273

Insurance expenses and other
Commissions and expenses allowances	11,387	1,285,100	213,700	1,510,187
General insurance expenses	40,897	-	(11,502)	29,396
Insurance taxes, licenses & fees	8,518	-	-	8,518
Net transfer to or (from) separate accounts	(37,106)	-	-	(37,106)
Other	544	-	-	544

Total insurance expenses and other	24,241	1,285,100	202,199	1,511,540

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	(50,838)	(1,285,100)	(145,645)	(1,481,583)
Income tax expenses (benefits)	8,787	1,600	(353,508)	(343,122)

Gain (Loss) from operations before net realized capital gains (losses)	(59,624)	(1,286,700)	207,863	(1,138,461)
Realized capital gains (losses)	(17,937)	-	-	(17,937)

Net gain (loss) from operations	$(77,562)	$(1,286,700)	$207,863	$(1,156,398)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA STATEMENT OF OPERATIONS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma
Premiums and other revenues
Life and annuity premiums	$88,578	-	(38,645)	$49,933
Considerations for supplementary contracts with life contingencies	1,080	-	-	1,080
Net investment income	151,780	-	-	151,780
Amortization of interest maintenance reserve	3,622	-	-	3,622
Commissions & expense allowances on reinsurance ceded	1,770	-	-	1,770
Other revenues - net	(23,083)	-	(87,538)	(110,620)

Total premiums and other revenues	223,747	-	(126,182)	97,565

Benefits paid or provided
Death benefit	56,119	-	(22,865)	33,254
Annuity benefit	77,668	-	(52,471)	25,197
Surrender benefit and withdrawals	52,758	-	(5,504)	47,254
Payment on supplementary contracts with life contingencies	769	-	-	769
Interest and adjustments on contract or deposit-type contract funds	7,622	-	-	7,622
Changes in life, annuity and accident & health reserves	(33,850)	-	(73,619)	(107,469)
Other benefits	6,972	-	-	6,972

Total benefits paid or provided	168,057	-	(154,459)	13,598

Insurance expenses and other
Commissions and expenses allowances	5,862	-	-	5,862
General insurance expenses	18,048	-	(5,751)	12,297
Insurance taxes, licenses & fees	4,220	-	-	4,220
Net transfer to or (from) separate accounts	(29,028)	-	-	(29,028)
Other	109	-	-	109

Total insurance expenses and other	(790)	-	(5,751)	(6,541)

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	56,480	-	34,028	90,508

Income tax expenses (benefits)	8,598	-	7,146	15,744

Gain (Loss) from operations before net realized capital gains (losses)	47,882	-	26,882	74,764

Realized capital gains (losses)	47,708	-	-	47,708

Net gain (loss) from operations	$95,589	$-	$26,882	$122,471

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Wilton Reassurance Life Company of New York

NOTES TO STATUTORY-BASIS PRO FORMA FINANCIAL STATEMENTS (unaudited)

AS OF JUNE 30, 2021, FOR THE YEAR ENDED DECEMBER 31, 2020 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollar)

1.	Description of Transaction

On March 29, 2021, Wilton Reassurance Company (WRAC) entered into a Stock Purchase Agreement (ALICNY Purchase Agreement) with Allstate Life Insurance Company (ALIC), Allstate Insurance Company (AIC), Allstate Financial Insurance Holdings Corporation (AFIHC), and Allstate Insurance Holdings, LLC (AIH) to acquire the Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company (Intramerica), a wholly owned subsidiary of AFIHC. On October 1, 2021, WRAC paid a purchase price of $400,247 in cash (the Purchase Price, and such acquisition, the Acquisition). Under the terms of the ALICNY Purchase Agreement, prior to the consummation of the sale of the ALICNY, Allstate effectuated a share issuance, whereby ALICNY issued to AIH additional shares of common stock of ALICNY and AIH contributed to ALICNY $660,000 in cash. These transactions, which were subject to regulatory approvals, were the consummation of certain pre-sale restructuring and reinsurance transactions and other customary closing conditions closed on October 1, 2021.

It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into Wilton Reassurance Life Company of New York (WRNY), a wholly owned subsidiary of WRAC, with WRNY being the surviving company to the merger (such merger was subject to a regulatory approval that has been received).

2.	Basis of Presentation

The unaudited pro forma financial statements were prepared using historical audited and unaudited financial statements. The unaudited proforma financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP). The unaudited pro forma financial statements were prepared assuming that the anticipated November 1, 2021 merger has occurred.

The pro forma Adjustments or Transaction Accounting Adjustments are preliminary, based upon available information and prepared solely for the purpose of this pro forma financial information. The pro forma financial information reflects pro forma adjustments WRNY believes are necessary to present fairly WRNY’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions WRNY believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Acquisition, and reflective of adjustments necessary to report WRNY’s financial condition and results of operations as if WRNY completed the Acquisition. The unaudited pro forma and combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on January 1, 2020. The unaudited pro forma and combined balance sheet as of June 30, 2021 combines the historical balance sheets of WRNY, ALICNY and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on June 30, 2021.

In accordance with accounting practices prescribed or permitted by the Department, the merger of ALICNY and Intramerica into WRNY is based on their respective historical bases of accounting, without adjusting assets and liabilities to fair value.

3.	Prescribed and Permitted Statutory Practices

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these unaudited pro forma financial statements. The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP.

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4.	Transaction Accounting Adjustments

Pre-Close Adjustments

Immediately prior to closing of the Acquisition, the following transactions, which were subject to regulatory approvals, were completed:

1.

ALICNY increased its authorized capital stock and issued newly authorized shares to AIH (the Share Issuance). In connection with the Share Issuance, AIH made a $660,000 cash contribution to ALICNY; and,

2.	ALICNY reinsured 100% of its voluntary benefits business on a coinsurance basis to American Heritage Life Insurance Company (American Heritage), a Florida domiciled company.

Concurrent with closing and subject to regulatory approvals;

3.	ALICNY terminated its stop loss reinsurance agreement in place with ALIC.

The inception of the voluntary benefits coinsurance agreement with American Heritage and termination of the stop loss reinsurance agreement with ALIC resulted in a net after-tax loss of $1,286,700 which has been presented in the pro forma statement of operations for the year ended December 31, 2020 and in unassigned surplus in the pro forma balance sheet as of June 30, 2021. The recurring impact of these transactions on the statements of operations for the year ended December 2020 and the six months ended June 30, 2021 is not material and therefore has not been included therein.

Post-Close Adjustments

Immediately following the October 1, 2021, closing, the following transactions, which were subject to regulatory approvals, were completed:

4.	ALICNY reinsured 100% of its payout annuities and 50% of its life business on a coinsurance funds withheld basis to WRAC, in an arm’s length transaction; and,
5.

ALICNY restated its gross paid-in and contributed surplus and unassigned funds (surplus) by $538,000 under a quasi-reorganization (Statement of Statutory Accounting Principles No. 72, Surplus and Quasi-Reorganizations).

The inception of the reinsurance agreement with WRAC resulted in an after-tax gain of $154,000 which has been presented in the pro forma statement of operations for the year ended December 31, 2020 and in unassigned surplus in the pro forma balance sheet as of June 30, 2021. The recurring impact of the reinsurance transaction with WRAC has been included in the statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021.

11 | P a g e

Statement of Additional Information

for the

Scudder Horizon Plan

A Flexible Premium Deferred Variable Annuity

Issued through

Intramerica Variable Annuity Account

Offered by

Intramerica Life Insurance Company

Customer Service Center

P.O. Box. 82656

Lincoln, NE 68501-2656

1-800-833-0194

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Scudder Horizon Plan, a flexible premium deferred variable annuity (the “Contract”) offered by Intramerica Life Insurance Company.

You may obtain a copy of the Scudder Variable Series I prospectus dated May 1, 2003 or the Scudder Variable Series II prospectus dated May 1, 2003 by calling 1-800-225-2470 or writing to:

Scudder Insurance Agency of New York, Inc.,

345 Park Avenue,

New York, New York 10154.

Terms used in the current prospectus for the Contract are incorporated in this Statement of Additional Information.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the Contract, dated May 1, 2003.

Table of Contents for Statement of Additional Information

In order to supplement the description in the prospectus, this document provides additional information about Intramerica and the Contract that may be of interest to you.

STATE REGULATION OF INTRAMERICA

We are a stock life insurance company organized under the laws of the State of New York on March 24, 1966. We are subject to regulation by the State of New York Insurance Department. We file quarterly statements covering the operations and reporting on the financial condition of Intramerica with the New York Superintendent of Insurance. Periodically, the Superintendent examines the financial condition of Intramerica, including the liabilities and reserves of the Variable Account and any other separate account of which we are the depositor.

Intramerica is a wholly-owned subsidiary of Allstate Life Insurance Company (“Allstate”), an Illinois stock life insurance company.

The Variable Account was originally established by First Charter Life Insurance Company (“First Charter”) on June 8, 1988. At that time, First Charter’s corporate name was “Baldwin Life Insurance Company” and the Variable Account was named “Baldwin Variable Annuity Account.” These names were changed to “First Charter Life Insurance Company” and “First Charter Variable Annuity Account” respectively, in October, 1988. On November 1, 1992, First Charter was merged with and into Intramerica. Pursuant to the merger, Intramerica acquired the Variable Account which was then renamed “Intramerica Variable Annuity Account.”

On July 1, 1999, Allstate announced that it had purchased Intramerica from Leucadia National Corporation (“Leucadia”).

ALFS, Inc. is the principal underwriter of the Contract

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS

From time to time, we may make certain changes in the Variable Account and its investments. We may substitute shares of any Portfolio for shares of another Portfolio of the Fund or another registered open-end management investment company. We may do so if the shares of the Portfolio are no longer available for investment or if we decide that investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. We will not substitute or eliminate the shares of a Portfolio in which your Contract is invested without prior approval of the SEC and we will notify you of our intent. This will be done to the extent required by the 1940 Act.

We may add or delete Sub-Accounts in our discretion when we decide that marketing, tax, investment, or other conditions warrant such additions or deletions. Each additional Sub-Account will purchase shares in a Portfolio of the Fund or in another mutual fund or investment vehicle. If we eliminate a Sub-Account, then we will notify you and request that you reallocate the amounts you have invested in the eliminated Sub-Account. If you do not provide us with your desired reallocations, then we will reinvest the amounts in the eliminated Sub-Account into the Sub-Account that invests in the Money Market Portfolio.

In the event of any such substitution, change, or elimination, we may, by appropriate endorsement, change the Contracts as may be necessary or appropriate to reflect such substitution, change, or elimination. Furthermore, if we deem it to be in the best interests of persons having voting rights under the Contracts, then the Variable Account may be: (i) operated as a management company under the

1940 Act or any other form permitted by law, (ii) de-registered under the 1940 Act, in the event such registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent applicable law permits, we may transfer the assets of the Variable Account associated with the Contracts to another separate account.

The investment policy of the Variable Account will not be changed unless the Superintendent of Insurance of the State of New York approves the change.

SAFEKEEPING OF THE VARIABLE ACCOUNT’S ASSETS

We hold the assets of the Variable Account. The assets are kept segregated and held separate and apart from Intramerica’s general funds. We maintain records of all purchases and redemptions of the shares of each Portfolio. A blanket fidelity bond in the amount of $10,000,000 covers all of the officers and employees of Intramerica.

1

CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, we may disclose yields, total returns and other performance data pertaining to the Contracts for the Sub-Accounts in accordance with the standards prescribed by the Securities and Exchange Commission. Because of the charges and deductions imposed under the Contract, the yield for the Sub-Accounts will be lower than the yield for their respective Portfolios. Also, because of differences in Variable Account charges for different variable annuity contracts invested in the Variable Account, the yields, total returns and other performance data for the Sub-Accounts will be different for the Contract than for such other variable annuity contracts. The calculations of yields, total returns and other performance data do not reflect the effect of any taxes.

The yields and total returns for periods prior to the date the Sub-Accounts commenced operations, when disclosed, are based on the performance of the Portfolios adjusted to reflect the level of Contract charges equal to those currently assessed against the Sub-Accounts. The Sub-Accounts and Portfolios commenced operations, as indicated.

Sub-Account/Portfolio	Sub-Account	Portfolio

Balanced	July 11, 1990	July 16, 1985
Bond	July 11, 1990	July 16, 1985
Capital Growth	July 11, 1990	July 16, 1985
Global Discovery	May 1, 1996	May 1, 1996
Growth and Income	May 2, 1994	May 2, 1994
International	July 11, 1990	May 1, 1987
Growth(1)	May 1, 2000	December 9, 1983
21st Century Growth	May 1, 2000	May 3, 1999
Money Market	July 11, 1990	July 16, 1985

(1)

Prior to May 1, 2001, the Growth Sub-Account was named the Large Company Growth Sub-Account and effective May 1, 2001, the Large Company Growth Portfolio merged into the Scudder Variable Series II Growth Portfolio.

Money Market Sub-Account Yields

We compute the Current Yield by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) at the end of a seven-day period in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account at the beginning of the seven-day period, dividing the net change in Account Value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in Account Value reflects (i) net income from the Portfolio attributable to the hypothetical account and (ii) charges and deductions imposed under the Contract that are

2

attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for the Contract Administration Charge of 0.30% and the Mortality and Expense Risk Charge of 0.40%. The Current Yield is calculated according to the following formula:

Current Yield = ((NCS - ES) / UV) x (365 / 7)

We may also disclose the Effective Yield of the Money Market Sub-Account for the same seven-day period determined on a compounded basis. The seven-day Effective Yield is calculated by compounding the unannualized base period return according to the following formula:

Effective Yield = (1 + ((NCS - ES) / UV)) (to the power of 365 / 7) - 1

Where, for both formulas:

NCS	= The net change in the value of the Portfolio (exclusive of realized gains a and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Sub-Account unit under a Contract.

ES	= Per unit expenses of the Sub-Account for the Contracts for the seven-day period.

UV	= The Unit Value for a Contract on the first day of the seven-day period.

The Current and Effective Yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Sub-Account’s actual yield is affected by changes in interest rates on money market securities, average maturity of the Money Market Portfolio, the types and quality of securities held by the Money Market Portfolio and its operating expenses.

Other Sub-Account Yields

The 30-Day Yield refers to income generated by the Bond Sub-Account over a specific 30-day period. Because the yield is annualized, the yield generated during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the Portfolio attributable to the Sub-Account units less Sub-Account expenses attributable to the Contracts for the period, by (ii) the maximum

3

offering price per unit on the last day of the period times the daily average number of units outstanding for the period, by (iii) compounding that yield for a 6-month period and (iv) multiplying that result by 2. Expenses attributable to the Bond Sub-Account for the Contracts include the administration charge and the mortality and expense risk charge. The 30-Day Yield is calculated according to the following formula:

30-Day Yield = 2 x ((((NI -ES) / (U x UV)) + 1)(to the power of 6)-1)

Where:

NI	= Net income of the Portfolio for the 30-day period attributable to the Sub-Account’s units.

ES	= Expenses of the Sub-Account for the Contracts for the 30-day period.

U	= The average daily number of units outstanding attributable to the Contracts.

UV	= The Unit Value for a Contract at the close (highest) of the last day in the 30-day period.

The 30-Day Yield on amounts held in the Bond Sub-Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Bond Sub-Account’s actual yield is affected by the types and quality of securities held by the Portfolio and its operating expenses.

Total Returns

We may disclose Standard Average Annual Total Returns (“Total Returns”) for one or more of the Sub-Accounts for one, five and ten years and for a period from the date of commencement of the Sub-Account’s operations if shorter than any of the foregoing. Total Returns for other periods of time may, from time to time, also be disclosed. Based on the method of calculation described below, the Total Returns for the Sub-Accounts are set out below.

On May 1, 2001, the Scudder Large Company Growth Portfolio merged with the Scudder Variable Series II Growth Portfolio in order to streamline the management and operations of the Portfolio. For administrative convenience, we made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio. For periods prior to May 1, 2001, the Growth Variable Sub-Account was invested in the Scudder Large Company Growth Portfolio.

4

Period or Sub-Account (1) Inception	One Year Period Ending 12/31/02	Five Year Period Ending 12/31/02	Ten Year Ending 12/31/02 Since
Balanced	-15.67%	1.40%	6.73%
Bond	6.91%	5.11%	5.80%
Capital Growth	-29.68%	-3.71%	6.24%
Global Discovery(3)	-20.44%	1.31%	3.41%
Growth and Income(3)	-23.66%	-6.08%	5.34%
International	-18.94%	-4.82%	3.67%
Money Market	0.79%	3.62%	3.67%
21st Century Growth(2)	-41.66%	N/A	-32.44%
Growth(2)	-29.90%	N/A	-27.00%

(1)The inception date for each of the Sub-Accounts appears under “Calculation of Yields and Total Returns,” above.

(2)Five-Year and Ten-Year Average Annual Total Returns are not available for the Growth Sub-Account or the 21st Century Growth Sub-Account as they or their predecessor began operations on May 1, 2000.

(3)Ten-Year Average Annual Total Returns are not available for the Growth and Income Sub-Account, as it began operations on May 1, 1994 or for the Global Discovery Sub-Account as it began operations on May 1, 1996.

Total Returns represent the average annual compounded rates of return that would equate a single investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which Total Return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication, and will be stated in the communication.

We will calculate Total Returns using Sub-Account Unit Values which Intramerica calculates on each Valuation Date based on the performance of the Sub-Account’s underlying Portfolio, and the deductions for the Mortality and Expense Risk Charge of 0.40%, and the Contract Administration Charge of 0.30%. The Total Return is calculated according to the following formula:

TR=(ERV / P )(to the power of 1 / N) - 1

5

Where:

TR	= The average annual total return net of Sub-Account recurring charges for the Contracts.

ERV	= The ending redeemable value of the hypothetical account at the end of the period.

P	= A hypothetical single payment of $1,000.
N	= The number of years in the period.

OTHER PERFORMANCE DATA

Cumulative Total Returns

We may also disclose Cumulative Total Returns for periods before the date that the Sub-Accounts began operations. For periods before the date the Sub-Accounts began operations, cumulative performance information is calculated based on the performance of the underlying Portfolios adjusted to reflect all current fees under the Contract, including a Contract Administration Charge of 0.30%, and a Mortality and Expense Risk Charge of 0.40%.

Based on the method of calculation described below, the Cumulative Total Returns for the Sub-Accounts for the periods ending December 31, 2002, are set out below.

The cumulative total return figures for the Growth Variable Sub-Account are based on the historical performance of the Large Company Growth Portfolio from May 3, 1999 through April 30, 2001, and reflect the performance of the Growth Portfolio in which the Variable Sub-Account invested after April 30, 2001.

6

12/31/02 Sub-Account (1) Inception	One Year Period Ending 12/31/02	Three Year Period Ending 12/31/02	Five Year Period Ending 12/31/02	Ten Year period Ending or Since
Balanced	-15.67%	-23.46%	7.22%	91.82%
Bond	6.91%	23.24%	28.29%	75.70%
Capital Growth	-29.68%	-49.62%	-17.21%	83.16%
Global Discovery(3)	-20.44%	-43.97%	6.72%	25.07%
Growth and Income(3)	-23.66%	-34.63%	-26.90%	56.94%
International	-18.94%	-56.73%	-21.88%	43.39%
Money Market	0.79%	9.71%	19.45%	43.38%
21st Century Growth(2)	-41.66%	-65.75%	N/A	-39.77%
Growth(2)	-29.90%	-56.56%	-32.38%	29.78%

(1)The inception date for each of the Sub-Accounts and Portfolios appears under “Calculation of Yields and Returns,” above.

(2) Five-Year and Ten-Year Cumulative Total Returns are not available for the Growth Sub-Account or the 21st Century Growth Sub-Account as they began operations May 1, 2000. Therefore, Five-Year and Ten-Year Cumulative Total Returns for the aforementioned Sub-Accounts are based on the inception dates of the portfolios underlying those Sub-Accounts, where available.

(3)Ten-Year Cumulative Total Returns are not available for the Growth and Income Sub-Account, as it began operations on May 2, 1994, or for the Global Discovery Sub-Account as it began operations on May 1, 1996. Therefore, the Ten-Year Cumulative Total Return for these Sub-Accounts are based on the inception dates of the Portfolios underlying the Sub-Accounts, where available.

The Cumulative Total Returns are calculated using the following formula:

CTR = (ERV / P) - 1

Where:

CTR                = The Cumulative Total Return net of Sub-Account recurring charges for the period.

ERV                = The ending redeemable value of the hypothetical investment at the end of the period.

P = A hypothetical single payment of $1,000.

All non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed.

7

Adjusted Historical Performance

We may also disclose total return for periods before the date that the Sub-Accounts began operations. For periods prior to the date the Sub-Accounts commenced operations, adjusted historical performance information will be calculated using on the performance of the underlying Portfolios adjusted to reflect some or all of the charges equal to those currently under the Contract.

In the tables below, average annual total returns for the Portfolios were reduced by all current fees and charges under the Contract, including the Mortality and Expense Risk Charge of 0.40% and the Contract Administration Charge of 0.30%.

The adjusted historical performance figures for the Growth Variable Sub-Account are based on the historical performance of the Growth Portfolio. These figures do not reflect the performance of the Large Company Growth Portfolio in which the Variable Sub-Account invested prior to May 1, 2001.

Period or Sub-Account(1)	One Year Period Ending 12/31/02	Five Year Period Ending 12/31/02	Ten Year Ending 12/31/02 Since Inception
Balanced	-15.67%	1.40%	6.73%
Bond	6.91%	5.11%	5.80%
Capital Growth	-29.68%	-3.71%	6.24%
Global Discovery(3)	-20.44%	1.31%	3.41%
Growth and Income(3)	-23.66%	-6.08%	5.34%
International	-18.94%	-4.82%	3.67%
Money Market	0.79%	3.62%	3.67%
21st Century Growth(2) -41.66%		N/A	-12.92%
Growth(2)	-29.90%	-7.53%	2.64%

(1) The inception date for each of the Portfolios underlying the Sub-Accounts appears under “Calculation of Yields and Returns,” above.

(2) Five-Year and Ten-Year Average Annual Total Returns are not available for the Growth Sub-Account or the 21st Century Growth Sub-Account as they began operations on May 1, 2000. Therefore, Five-Year and Ten-Year Average Annual Total Returns are based on the inception dates of the Portfolios underlying those Sub-Accounts, where available.

8

(3) Ten-Year Average Annual Total Returns are not available for the Growth and Income Sub-Account as it began operations on May 2, 1994, or for the Global Discovery Sub-Account as it began operations on May 1, 1996. Therefore, the Ten-Year Average Annual Total Return for the Growth and Income Sub-Account and the Global Discovery Sub-Account are based on the inception dates of their underlying Portfolios, where available.

Comparison of Performance and Expense Information

Expenses and performance information for the Contract and each Sub-Account may be compared in advertising, sales literature, and other communications to expenses and performance information of other variable annuity products investing in mutual funds (or investment portfolios of mutual funds) with investment objectives similar to each of the Sub-Accounts tracked by independent services such as Lipper Analytical Services, Inc. (“Lipper”), Morningstar and the Variable Annuity Research Data Service (“V.A.R.D.S.”). Lipper, Morningstar and V.A.R.D.S. monitor and rank the performance and expenses of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper’s and Morningstar’s rankings include variable life insurance issuers as well as variable annuity issuers. V.A.R.D.S. rankings only compare variable annuity issuers. The performance analyses prepared by Lipper and V.A.R.D.S. each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges or certain expense deductions at the separate account level into consideration. The performance analyses prepared by Morningstar rate Sub-Account performance relative to its investment class based on total returns. Morningstar deducts front-end loads from total returns and deducts half of the surrender charge, if applicable, for the relevant time period when calculating performance figures. In addition, Morningstar and V.A.R.D.S. prepare risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories defined by the degree of risk inherent in their investment objectives.

From time to time, we may also compare the performance of each Sub-Account to indices that measure stock market performance, such as Standard & Poors 500 Composite (“S & P 500”) or the Dow Jones Industrial Average (“Dow”). Unmanaged indices such as these may assume reinvestment of dividends but generally do not reflect deductions for the expenses of operating and managing an investment portfolio.

9

EXPERTS

The financial statements of Intramerica Life Insurance Company as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 and the related financial statement schedule included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 13 to the financial statements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Intramerica Variable Annuity Account as of December 31, 2002 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Financial Statements

The financial statements of the Variable Account as of December 31, 2002 and for each of the periods in the two year period then ended, the financial statements of Intramerica as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 and the related financial statement schedule of Intramerica and the accompanying Independent Auditor’s Reports appear in the pages that follow. The financial statements and schedules of Intramerica included herein should be considered only as bearing upon the ability of Intramerica to meet its obligations under the Contracts.

10

PART C

OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b) Exhibits

(1) (a) Resolutions of the Board of Directors of First Charter Life Insurance Company authorizing establishment of the Variable Account. 1/

(b) Resolutions of the Board of Directors of Intramerica regarding the acquisition of the Variable Account. 1/

(c) Board of Directors Resolution approving plan of merger – Intra 7/

(d) Board of Directors Resolution approving plan of merger – WRNY 7/

(2) Not Applicable.

(3) (a) Principal Underwriting Agreement, dated September 1, 1989, amended January 25, 1991, by and between First Charter Life Insurance Company on its own behalf and on behalf of First Charter Variable Annuity Account, and CNL, Inc. 1/

(b) Amendment, dated October 26, 1992, to the Principal Underwriting Agreement. 1/

(c) Form of Marketing and Solicitation Agreement between Scudder Fund Distributors, Inc., First Charter Life Insurance Company, CNL, Inc. and First Charter Variable Annuity Account. 1/

(d) Amendment, dated October 26, 1992, to the Marketing and Solicitation Agreement. 1/

(e) Form of Underwriting Agreement between Intramerica Life Insurance Company and Allstate Life Financial Services, Inc. 4/

(f) Amendment to Amended and Restated Principal Underwriting Agreement 7/

(4) (a) Contract for the Flexible Premium Variable Deferred Annuity (S 1802). 1/

(5) (a) Application for the Flexible Premium Variable Deferred Annuity (A1802).1/

(b) Financial Questionnaire (B 1802) 1/

(6) Amended and Restated Charter of Wilton Reassurance Life Company of New York 7/

(7) Not Applicable.

(8) (a) Participation Agreement dated May 11, 1994, by and between Scudder Variable Life Investment Fund and Intramerica Life Insurance Company. 1/

(b) Reimbursement Agreement dated May 11, 1994, by and between Scudder, Stevens & Clark, Inc. and Intramerica Life Insurance Company. 1/

(c) General Services and Expense Reimbursement Agreement dated September 1, 1989, between First Charter Life Insurance Company and Charter National Life Insurance Company. 1/

(d) Purchase Agreement dated February 11, 1998 between Intramerica Life Insurance Company, Leucadia National Corporation and Allstate Life Insurance Company. 2/

(e) Form of Coinsurance Agreement between Intramerica Life Insurance Company and Allstate Life Insurance Company of New York. 2/

(f) Form of Administrative Services Agreement between Intramerica Life Insurance Company and Allstate Life Insurance Company of New York. 2/

(g) Form of Administrative Services Agreement between Intramerica Life Insurance Company and Allstate Insurance Company. 4/

(h) Form of Investment Advisory Agreement between Intramerica Life Insurance Company and Allstate Insurance Company. 4/

(i) Form of Expense Allocation Agreement between Intramerica Life Insurance Company and Allstate Life Insurance Company of New York. 4/

(j) Form of Participation Agreement among Scudder Variable Series II, Scudder Investments, Inc., Kemper Distributors, Inc., and Intramerica. 5/

(k) Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October  1, 2021 7/

(l) Transition Services Agreement among Allstate Insurance Company, Allstate Life Insurance Company of New York and Wilton Reassurance Company, effective October 1, 2021 (filed herewith)

(9) Opinion and Consent of Counsel. 7/

(10) (a) Consent of Deloitte & Touche, LLP 7/

(11) Not Applicable.

(12) Not Applicable.

(13) (a) Schedule for Computation of Performance Data. 4/

(b) Schedule for Computation of Performance Data. 6/

(14) Not Applicable.

(15) Power of Attorney Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr 7/

1/ Incorporated herein by reference to registrant’s Post-Effective Amendment No. 6 to this Form N-4 Registration Statement filed with the SEC via EDGARGLINK on February 26, 1997 (File No.  033-54116).

2/ Incorporated herein by reference to registrant’s Post-Effective Amendment No. 8 to this Form N-4 Registration Statement filed with the SEC via EDGARGLINK on April 23, 1998 (File No.  033-54116).

3/ Incorporated herein by reference to Registrant’s Post-Effective Amendment No.10 to this Form N-4 Registration Statement filed with the SEC via EDGARLINK on April 30, 1999 (File No. 033-54116).

4/ Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 11 to this Form N-4 Registration Statement filed with the SEC via EDGARLINK on May 1, 2000 (File No.  033-54116).

5/ Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 12 to this form N-4 Registration statement file with the SEC via EDGARLINK on April 19, 2001 (File No.  033-54116)

6/ Previously filed in Post-Effective Amendment No. 14 to this Registration Statement (File No. 033-51146) dated May 1, 2003.)

7/ Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Unless otherwise indicated, the principal business address of each of the directors and officers of Wilton Reassurance Life Company of New York is 20 Glover Avenue, 4th Floor, Norwalk, CT 06850.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITION AND OFFICE WITH DEPOSITOR OF THE ACCOUNT

Michael E. Fleitz	Director and Chairman of the Board

Dmitri Ponomarev	Director and Vice Chairman

Perry H. Braun	Director, Senior Vice President, Chief Investment Officer

Scott Sheefel	Director, President

Steven D. Lash	Director, Senior Vice President, Chief Financial Officer

John P. Schreiner*	Director

David Overbeeke*	Director

John J. Quinn*	Director

Robert Deutsch*	Director

Mark R. Sarlitto	Senior Vice President, General Counsel, Secretary

Enrico Treglia	Senior Vice President, Chief Operating Officer

Robert Buckner	Vice President, Valuation Actuary, Illustration Actuary

Lauren Mak	Vice President, Director of Financial Planning and Analysis

Robert Fahr	Vice President, Controller

Cathleen Manka	Tax Director

Patricia Harrigan	Assistant Secretary

Jaime Merritt	Assistant Secretary

Craig Mills	Assistant Secretary

Steven Hancock**	Chief Information Security Officer

Carol Allen**	Chief Compliance Officer

Michael Khoury***	Claims Officer

Brandie Ray***	Claims Officer

Cindy Sumner***	Claims Officer

Individuals marked with an * are outside directors whose address is c/o WRNY, 800 Westchester Avenue, Suite 641 N, Rye Brook, NY 10573. The principal business address for individuals marked with ** is 5000 Yonge Street, Toronto, Ontario. The principal business address for individuals marked with *** is 900 Washington Ave., Waco, TX 76701.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

ITEM 27. NUMBER OF PURCHASERS

As of September 30, 2021, there were 142 Owners of the Contract, of which 137 were Nonqualified and 5 were Qualified.

ITEM 28. INDEMNIFICATION

The Amended and Restated Charter of Wilton Reassurance Life Company of New York (Depositor) provide for the indemnification of its directors against damages for breach of duty as a director, so long as such person acts or omissions were not in bad faith or involve intentional misconduct or acts or omissions that such person know or reasonable should have known violated the Insurance law or that constituted a knowing violation of any other law that such person personally gain in fact a financial profit or other advantage to which such person was not legally entitled.

Under the terms of the underwriting agreement, the Depositor agrees to indemnify the Distributor for any act or omission in the course of or in connection with rendering services under the underwriting agreement or arising out of the purchase , retention or surrender of a contract; provided however that the company will not indemnify Distributor for any such liability that results from the willful misfeasance, bad faith or gross negligence of Distributors or from the reckless disregard by Distributors of its duties and obligations arising under the underwriting agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

Allstate Distributors, LLC, (“ADLLC”) serves as principal underwriter and distributor of the Policies.

(a) In addition to Intramerica Variable Annuity Account, ADLLC serves as the principal distributor of certain life insurance policies and the following separate accounts:

    Allstate Life Variable Life Separate Account A

    Allstate Life Insurance Co Variable Annuity Separate Account C

    Allstate Life of New York Variable Life Separate Account A

    Allstate Assurance Company Variable Life Separate Account

    Lincoln Benefit Life Variable Life Account

(b) The following are the directors and officers of ADLLC. The principal business address of each of the officers and directors listed below is 3075 Sanders Road, Northbrook, IL 60062.

Name	Position with Distributor

MARY K. NELSON	MANAGER, AND CHAIRMAN OF THE BOARD AND PRESIDENT

ANGELA K. FONTANA	MANAGER, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

REBECCA D. KENNEDY	MANAGER

BRIGITTE K. LENZ	MANAGER

JESSE E. MERTEN	MANAGER

JOHN C. PINTOZZI	SENIOR VICE PRESIDENT AND CONTROLLER

CHRISTINA HWANG	SENIOR VICE PRESIDENT

KENNETH P. PRIESS	VICE PRESIDENT AND TREASURER

COURTNEY V. WELTON	SENIOR VICE PRESIDENT AND CHIEF PRIVACY AND ETHICS OFFICER

DANA GOLDSTEIN	CHIEF COMPLIANCE OFFICER

DANIEL G. GORDON	VICE PRESIDENT AND ASSISTANT SECRETARY

LISETTE S. WILLEMSEN	ASSISTANT SECRETARY

CAROL E. LUNDAHL	VICE PRESIDENT AND ASSISTANT TREASURER

MARILYN V. HIRSCH	SENIOR VICE PRESIDENT AND ASSISTANT TREASURER

JOSEPH M. WASHBURN	VICE PRESIDENT AND ASSISTANT TREASURER

(c) Compensation of ADLLC

None

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Wilton Reassurance Company, 20 Glover Avenue, 4th Floor, Norwalk, CT 06850 and the Principal Underwriter, ADLLC, located at 3075 Sanders Road, Northbrook, Illinois 60062.

ITEM 31. MANAGEMENT SERVICES

Not applicable.

ITEM 32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

Wilton Reassurance Life Company of New York represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

REPRESENTATION REGARDING CONTRACT EXPENSES

Wilton Reassurance Life Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Wilton Reassurance Life Company of New York.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant Registration Statement and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norwalk, State of Connecticut, on the day of November 1, 2021.

INTRAMERICA VARIABLE ANNUITY ACCOUNT

(REGISTRANT)

By:
Michael E. Fleitz*, Director and Chairman of the Board

BY: WILTON REASSURANCE LIFE COMPANY OF NEW YORK (DEPOSITOR)

By:
Michael E. Fleitz*, Director and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the day of November 1, 2021.

Signature	Title	Date

	Director and Chairman of the Board (Principal	11/01/21
Michael E. Fleitz*	Executive Officer)

	Director and Vice Chairman	11/01/21
Dmitri Ponomarev*

	Director, Senior Vice President, Chief	11/01/21
Perry H. Braun*	Investment Officer

	Director, President	11/01/21
Scott Sheefel*

	Director, Chief Financial Officer, Senior	11/01/21
Steven D. Lash*	Vice President (Principal Financial Officer)

	Director	11/01/21
John P. Schreiner *

	Director	11/01/21
David Overbeeke*

	Director	11/01/21
John J. Quinn *

	Director	11/01/21
Robert Deutsch *

	General Counsel, Senior Vice President,	11/01/21
Mark R. Sarlitto*	Secretary

	Vice President, Controller (Principal Accounting	11/01/21
Robert Fahr*	Officer)

/s/ Jaime Merritt
*Signed by Jaime Merritt as Attorney in Fact

EXHIBIT INDEX

(1)(c) Board of Directors Resolution approving plan of merger – Intra

(1)(d) Board of Directors Resolution approving plan of merger – WRNY

(3)(f) Amendment to Amended and Restated Principal Underwriting Agreement

(6) Amended and Restated Charter of Wilton Reassurance Life Company of New York

(8)(k) Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October 1, 2021

(8)(l) Transition Services Agreement among Allstate Insurance Company, Allstate Life Insurance Company of New York and Wilton Reassurance Company, effective October 1, 2021

(9) Opinion and Consent of Counsel

(10)(a) Consent of Deloitte & Touche, LLP

(15) Power of Attorney Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr